Form 10-K405, Exhibit 13
period 1995-12-31
ANDERSONS INC
filed 1996-03-29
CIK 821026

Exhibit 13

                              The Andersons, Inc.
                               1995 Annual Report

Mission Statement

We firmly believe that our Company is a powerful vehicle through which we channel our time, talent, and energy in pursuit of the fundamental goal of serving God by serving others.

Through our collective action we greatly magnify the impact of our individual efforts to:

                .       Provide extraordinary service to our
                          customers
                .       Help each other improve
                .       Support our communities
                .       Increase the value of our Company.


Table of Contents
  Corporate Profile                             1
  Selected Financial Data                       1
  Letter to Shareholders                        2
  Business Review
        Agriculture                             3
        Retail                                  4
        Business Development                    5
  Management's Discussion and Analysis          6
  Report of Independent Auditors                8
  Consolidated Financial Statements             9
  Notes to Consolidated Financial Statements   13
  Directors and Officers                       20
  Investor Information          Inside Back Cover



                               Corporate Profile

The Andersons, Inc. is a strong regional company based in Maumee, Ohio. The firm organizes its businesses into three strategic business groups:
Agriculture, Retail and Business Development.

The Agriculture Group consists of eleven grain elevators located in Ohio, Michigan, Indiana and Illinois with a combined total storage capacity of 67 million bushels, wholesale fertilizer operations in the same eastern corn belt area, and ten Retail Farm Centers.

The Retail Group operates six large General Stores in Ohio which feature a "store-within-a-store" concept, whereby more than 70,000 different items are sold through several specialty stores under one roof.

The Business Development Group includes railcar repair and marketing, lawn-care products, industrial products, and several smaller businesses.

The Company began in 1947 with a one-half million bushel elevator in Maumee. Since that time it has achieved an excellent reputation and a solid record of
growth.   The Company has been profitable every year but one since its inception.

Looking forward, the Company anticipates continued earnings growth. The Agriculture Group is positioned to take advantage of anticipated increases in planted acreage, fertilizer usage and volume. In Retail, the Company is taking steps to improve operating margins and define a prototype for expansion. The Business Development Group also envisions growth through continued expansion of its railcar fleet, improved operating efficiencies, and development of new products.

                            Selected Financial Data

The following selected financial information presents highlights of the consolidated income statement and balance sheet of The Andersons, an Ohio limited partnership (the "Partnership") and The Andersons Management Corp. (the "General Partner") for the five years ended December 31, 1995. This selected financial information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements contained elsewhere in this report.

On January 2, 1996, the Partnership merged with and into the General Partner (the "Merger") and the General Partner changed its name to The Andersons, Inc. See Note 1 to the Consolidated Financial Statements for a discussion of the Merger. Unless the context otherwise requires, references herein to the "Company" shall mean the combination of the Partnership and the General Partner prior to the merger and The Andersons, Inc. after the Merger.

(in thousands)                  1995     1994      1993      1992      1991
Income Statement Data

Grain sales and revenues   $  660,121  $551,836  $439,484  $440,800  $356,898
Fertilizer, retail and
  other sales                 432,289   417,044   356,987   326,636   299,974
Total sales and
  merchandising revenues    1,092,410   968,880   796,471   767,436   656,872
Operating Profit (a)           28,031    29,091    22,640    19,673    14,108
Operating, administrative
  and general expenses        129,347   125,798   112,939   100,987    93,408
Interest expense               14,019     8,395     6,168     6,325     7,298
Income from continuing
  operations (b)               10,188    15,171    11,080    10,045     4,506

Balance Sheet Data

Total assets               $  455,518  $344,809  $360,586  $259,294  $293,001
Working capital                58,897    57,623    47,795    40,940    31,881
Long-term debt and other
  long-term obligations        77,743    74,277    55,817    49,327    51,373
Owners' equity                 67,260    64,870    56,256    51,970    43,421

(a) See Note 12 to the Consolidated Financial Statements for the definition of Operating Profit.
(b) Prior to the Merger, income tax expense was not significant as the net income of the Partnership was included in the federal tax returns of its limited partners. See Note 1 to the Consolidated Financial Statements for pro forma income tax expense and net income per common share.

Letter to Shareholders


     On January 2, 1996, The Andersons, Inc. was created by the merger of The Andersons, an Ohio limited partnership, into its corporate general partner. Several weeks later, the common shares of the Company were included in the Nasdaq National Market and public trading commenced. While the partnership form served us well for almost half a century, we have grown to such an extent that corporate status is now clearly warranted. In this form, our owners have improved liquidity and a market value for their shares. We gain better access to capital markets, a noncash currency for future acquisitions, a vehicle for performance compensation and a means for expanded employee participation in Company ownership.

     The consolidated financial statements that follow reflect the results of operations for the final three years in our prior business form. Also included are pro forma data reflecting our new corporate form. Total revenue for 1995 was $1.1 billion, almost 13% higher than 1994 due to volume growth as well as increases in grain and fertilizer prices. Our net income of $10.2 million was down from the $15.2 million generated in 1994. This decline was primarily due to the volatility in the agriculture-related businesses. On a pro forma basis, The Andersons earned $0.74 per share in 1995 on 8.43 million shares outstanding, $1.10 in 1994 and $0.83 in 1993.

     During the past year, we continued to invest heavily in plant and equipment. We completed the purchase of the Metamora Elevator facilities, began renovation of the Toledo General Store, developed several new products, invested in new information systems and continued to make improvements related to safety, environmental stewardship and operating efficiency.

     We welcome the addition of David L. Nichols, Chairman & CEO of Mercantile Stores Company, Inc., to our Board of Directors. At the same time, we mourn the loss of Rene McPherson, a long-time member of our Board.

     In summary, we have experienced a great deal of change during the past year. However, our commitment to the goals and principles outlined in our Mission Statement has not changed. We firmly believe that The Andersons, Inc. is positioned to grow and prosper. Agriculture is an inherently volatile industry due to factors such as weather and worldwide grain demand, however, over time, our financial objectives are to average a 25% pretax return on equity, achieve average annual equity growth of 15%, and to work toward a long-term debt-to-equity ratio of no more than 0.8 to 1.

     The following pages review in greater detail the performance of our three strategic business groups.

                                     /s/  Richard P. Anderson, President & CEO

                                     /s/  Thomas H. Anderson, Chairman



                             Agriculture Group

SALES GRAPH:                                     OPERATING INCOME GRAPH:

     1991   $ 473 million                             1991   $ 3.9 million
     1992   $ 555 million                             1992   $ 4.5 million
     1993   $ 571 million                             1993   $ 9.2 million
     1994   $ 711 million                             1994   $12.3 million
     1995   $ 831 million                             1995   $ 6.0 million

LOCATIONS:

            Illinois     Champaign

            Indiana      Delphi, Clymers, Dunkirk, Poneto,
                         Walton, Logansport, North Manchester

            Michigan     Albion, Potterville, White Pigeon,
                         Webberville, Litchfield, North Adams,
                         Union City, Munson

            Ohio         Maumee, Toledo, Metamora, Lyons,
                         Delta

The Agriculture Group, consisting of our Grain, Wholesale Fertilizer and Retail Farm Center businesses, experienced a $6.3 million drop in operating income in 1995. Several factors contributed to this decline. First the government's agriculture policy included a 7 1/2% acreage set-aside (farmland removed from production). In addition, unusually cold and wet conditions occurred during the spring planting period. As a result, 8 million fewer corn acres were planted this year, average yields we re down, and total U.S. corn production declined by 27%. At the same time, export demand was increasing, leaving U.S. grain stocks at the lowest levels in twenty years and prices higher than we've seen in the past decade.

Our Grain division felt the impact of these forces directly. The higher grain prices lead to a noticeable increase in carrying costs, specifically interest expense. In addition, the crop was unusually dry in 1995. This caused a reduction in our drying and mixing income. Operating expenses for the Grain division were higher in 1995. In total, operating income for the division declined from 1994.

The Wholesale Fertilizer division achieved volume and gross profit levels in 1995 which were about equivalent to those recorded in 1994. Overall operating expenses were down somewhat. Year-to-year income comparisons were affected, however, by the $ 1.6 million non-recurring gain on phosphate materials realized in 1994.

Our Retail Farm Centers were affected by the poor conditions at planting time. While overall tonnage and gross profit were up slightly year-to-year, this growth was more than offset by an increase in expenses. As a result, income for this segment was down.

Looking forward, we are well positioned to take advantage of the present situation. With acreage set-asides removed for 1996, we anticipate a strong fertilizer demand this spring and more bushels to handle next fall. We also believe that there will continue to be growth opportunities within the region.





                                  Retail Group

SALES GRAPH:                                     OPERATING INCOME GRAPH:

     1991   $ 139 million                             1991   $ 0.4 million
     1992   $ 149 million                             1992   $ 2.8 million
     1993   $ 153 million                             1993   $ 0.4 million
     1994   $ 169 million                             1994   $ 2.3 million
     1995   $ 168 million                             1995   $ 1.8 million

LOCATIONS:

            Ohio     Maumee
                     Toledo
                     Northwood (Woodville Mall)
                     Lima
                     Columbus (Brice Road)
                     Columbus (Sawmill Road)

The Retail Group operates six stores in Ohio: three in the Toledo area, two in Columbus and one in Lima. These are large (105,000 to 130,000 square feet) General Stores with a unique product mix configured in several "Stores-With in-A-Store." Among these are hardware, home remodeling, housewares, automotive, sporting goods, lawn and garden, pet, workwear, and food (bakery, deli, produce, specialty groceries and wine).

1995 was a tough year for the retail industry in the United States. As the graphs indicate, this was true for The Andersons as well. Sales were virtually flat year-to-year, and operating income declined. However, individual store results were some what mixed. 1995 was the best year ever for us in Toledo with gains in both sales and income. Lima, our newest store, continued to achieve sales growth. The Columbus stores, however, experienced a large influx of new competition in the past year. This caused a reduction in sales and profitability.

During the year, we made a significant investment to improve the Toledo General Store. This included a new facade, an additional entrance, a drive-through customer pick-up warehouse and other exterior enhancements. In 1996, we will complete this project, focusing on improvements within the store, and begin a similar upgrade of our flagship store in Maumee.

In 1995, the Company also invested in improved operating systems and training programs to ensure a consistently positive customer experience within our stores. We also continued to work hard on building relationships with our suppliers.

In 1996 and beyond, we plan to adjust our store operations to better align with each market we serve. In addition, we are defining a prototype store design for potential use in the event of future expansion.


                           Business Development Group

SALES GRAPH:                                     OPERATING INCOME GRAPH:

     1991   $  47 million                             1991  ($ 1.4) million
     1992   $  69 million                             1992   $ 1.8  million
     1993   $  79 million                             1993   $ 4.4  million
     1994   $  95 million                             1994   $ 3.2  million
     1995   $ 105 million                             1995   $ 3.7  million

LOCATIONS:

            Railcar Repair Shop                   Maumee, Ohio

            Lawn Products Manufacturing           Maumee, Ohio
                                                  Bowling Green, Ohio

            Industrial Products Manufacturing     Maumee, Ohio
                                                  Delphi, Indiana
                                                  Perrysburg, Ohio

The Business Development Group, made up of several businesses which grew out of the abilities and experience gained in the Company's Agriculture and Retail Groups, achieved growth in revenue and operating income in 1995.

The Railcar division, which grew out of our expertise in transportation, fabrication and leasing, continued to be a significant profit contributor during the past year. This segment purchases, sells, leases, and repairs railcars. It is also beginning to develop fleet management and railcar component manufacturing capabilities. The division hopes to capitalize on the aging fleet of railcars in the United States and our central location.

The Lawn Products division, among the top five or six U.S. manufacturers of lawn fertilizer and related turf care products, experienced a decline in operating income from 1994 to 1995. This was due to a rapid run-up in the price of urea, a key raw material for this business, which was not fully recouped through customer price increases. Initiatives to simplify and streamline the product line and distribution systems were begun during the year.

The Industrial Products division, in the midst of a transition to higher "value-added" products, saw its profitability decline in 1995. This unit develops products for industrial and consumer markets utilizing milled corn cob products as the basic feedstock. Primary product categories include agricultural chemical carriers, mild abrasives, cat litter, lab animal bedding and various absorbents.

The Business Development Group also includes gains from liquidation of excess prime real estate. While these earnings are not sustainable long-term, significant income was generated in 1995.

The performance in 1995 of several smaller businesses in this group collectively matched year-earlier levels.


                      Management's Discussion and Analysis

Introduction

The following discussion should be read in conjunction with the consolidated financial statements and the notes to the consolidated financial statements.

The Merger

On November 16, 1995, the partners of The Andersons and the shareholders of The Andersons Management Corp. approved a merger of the two entities, effective on January 2, 1996. As part of the merger, the Partnership was terminated, the name was changed to The Andersons, Inc., common shares of The Andersons, Inc. were issued to former partners and shareholders for their previous ownership interests and certain other changes were adopted. This annual report presents the financial position and results of operations of the Partnership and the General Partner on a historical basis, with all necessary eliminations. Note 1 to the financial statements presents pro forma adjustments to reflect taxes as if the merger had been completed on January 1, 1993. In addition, the January 2, 1996 balance sheet of the Company with the appropriate adjustments to establish deferred income taxes and the equity conversion has been presented. The following discussions of results of operations and liquidity and capital resources are presented for the Company on a consolidated basis.

Operating Results

Operating results for The Andersons, Inc. business segments are discussed in the Business Review on pages 3, 4 and 5 of this annual report. In addition,
Note 14 to the consolidated financial statements discloses sales, operating profit, identifiable assets, capital expenditures and depreciation and amortization for each of the Company's three business segments. The following discussion will focus on the consolidated operating results as shown in the Statements of Income.

Comparison of 1995 with 1994

Total sales and revenue for 1995 was $1,098 million, a $126 million or 13% increase from 1994. Grain shipment volume increased 11% and the average price per bushel increased 9%, resulting in 85% of the total increase. A portion of the volume increase resulted from two grain facilities that were opened during 1994 and therefore did not have a full year of operations in 1994. The Company's Retail Group experienced a 1% decrease in sales and revenues but all other operating units experienced some level of increase. Notable increases include the Railcar division of the Business Development Group which experienced an $8 million or 88% increase in revenue and the Retail Farm Centers which experienced a $7 million or 35% increase. Half of the Retail Farm Center increase was related to additional facilities. In addition, the Company liquidated some of its excess real estate, realizing gains of approximately $2.5 million.

Gross profit for 1995 was $154 million, a $4 million or 3% increase from 1994. The increase in other income of $2.6 million accounts for the majority of the gross profit increase. Gross profit, as a percent of total sales and revenue decreased from 15.4% in 1994 to 14% in 1995.

Operating, administrative and general expenses for 1995 were $129 million, a $4 million or 2.8% increase over 1994. 1% of this increase was due to facilities opened during 1994. As a percent of total sales and revenue, expenses again decreased from 12.9% in 1994 to 11.8% in 1995.

Interest expense for 1995 was $14 million, a $5.6 million or 67% increase over 1994. This was due to a 64% higher average daily borrowing and a 1.5% increase in the average short-term interest rate. See Note 6 to the consolidated financial statements.

Net income of $10.2 million represented a $5 million or 33% decrease from the 1994 level. After the pro forma tax adjustment, net income per share for 1995 was $0.74 as compared to $1.10 in 1994.

Comparison of 1994 with 1993

Total sales and revenue for 1994 was $972 million, an increase of $171 million or 22% from 1993. This was due primarily to a $112 million increase in grain sales and revenue resulting from volume increases due to both a large harvest and additional facilities. Wholesale Fertilizer and Retail Farm Centers, the Retail General Stores, the Lawn division and the Railcar division all experienced proportionally significant sales and revenue increases. The 1994 Agriculture Group facility acquisitions (by lease) contributed approximately $44 million of the $171 million increase.

Gross profit for 1994 was $149 million, a $19 million or 15% increase from
1993.   As a percentage of total sales and revenue, the 1994 gross profit percentage of 15.4% represented a reduction from the 1993 gross profit percentage of 16.3%. This was due to a net decrease in the percentage of gross profit generated on grain sales and revenue (from 7.6% of grain sales and revenue in 1993 to 6.9% in 1994). The gross profit percentage for fertilizer, retail and other sales decreased only slightly from 1993 to 1994. In addition, other income decreased $1.1 million.

Operating, administrative and general expenses for 1994 were $126 million, an increase of $12.8 million or 11.4% from 1993. This was due primarily to increased operations for the additional facilities discussed previously. As a percent of total sales and revenue, operating, administrative and general expenses decreased from 14.1% in 1993 to 12.9% in 1994.

Interest expense for 1994 was $8.4 million, an increase of $2.2 million or 36% from 1993. This was due to both a higher average daily borrowing under the short-term lines of credit and an almost full percentage increase in the average interest rate.

Historical income from continuing operations in 1994 represented a 37% increase from 1993. After considering the pro forma tax adjustment, net income per share increased from $0.83 in 1993 to $1.10 in 1994.

Liquidity and Capital Resources

The Company used cash of $60 million in its 1995 operations as compared with operations providing $52 million in 1994. Accounts receivable increases of $39 million from 1994 to 1995 and inventory increases of $71 million for the same period accounted for virtually all of this change. The Company's position as a grain merchandiser requires it to forward contract for purchases of grain and hold grain in inventory. In order to hedge these positions against changing prices in the commodity markets, the Company holds futures and option contracts on the Chicago Board of Trade. These positions, as well as the bushels held in inventory, are marked to the market price on a daily basis.

The addition of ten million bushels of storage in 1994 and a more aggressive purchasing program has significantly increased the Company's portfolio of purchase contracts. Commodity prices, in general, were unusually high throughout 1995 and, as such , the cost to purchase, hedge and carry inventories required more cash. The Company's hedging positions with the Chicago Board of Trade increased in volume and value and required additional margin monies to be forwarded to the brokers holding them. These margin deposits are classified with accounts receivable for reporting purposes. The Company continues to review the contracts it holds with grain producers and dealers for non-delivery risk and believes it has adequately reserved for potential defaults.

In order to finance operations, the Company has short-term lines of credit available for $292 million. At December 31, 1995, $120 million of these lines were used, an increase of $70 million from the prior year. Because of the significant availability of short-term funds, cash generated from operations is often utilized to pay down debt or finance capital improvements or acquisitions. Cash on hand at December 31, 1995 was $5.1 million, a decrease of $1.9 million from 1994. In addition to financing the programs of the grain division, the short-term lines are used to finance inventories and accounts receivable in other businesses. Typically, borrowings under these lines are highest in the spring due to seasonal inventory requirements in several of the Company's businesses, peak credit sales of lawn and agricultural fertilizer and a customary reduction in grain payables due to customer cash needs and market strategies.

Because of its significant short-term borrowings, the Company periodically utilizes interest rate contracts to manage interest rate risk by converting variable rates on short-term borrowings to intermediate-term fixed rates, consistent with projected borrowing needs. At December 31, 1995, the Company had three $10 million interest rate swap agreements, maturing in 1996, that converted variable rates to fixed rates ranging from 5.815% to 5.87%. Because these rates approximated the actual variable rates, the effect on 1995 interest expense was not significant.

During 1995, the Company invested $11.9 million in capital additions and improvements. The Company also used $1.4 million to purchase the outstanding stock of the Metamora Elevator Company, Inc., a facility it had previously leased. In 1996, the Company anticipates capital expenditures of $13 million, including $1.5 million for Retail Farm Center expansion, $2.5 million for renovations to two General Stores, $2.3 million for additional storage capacity and $2.4 million for plant upgrades and improvements. Funding for these expenditures is expected to come from cash generated from operations and additional long-term debt. Capital expenditures could be curtailed if necessary.

Prior to the merger, the taxable income of the Partnership was included in the individual tax returns of its partners. To make cash available to these partners to pay estimated tax payments, the Partnership made quarterly cash distributions available. Partners could elect whether to take all, none or a portion of these distributions. All partners made their final requests for tax distributions and equity withdrawals prior to the merger vote and all distributions were made prior to December 31, 1995. The Company will pay federal, state and local tax as a corporation beginning January 2, 1996. Pro forma after-tax results of the Company's prior three years are included in Note 1 to the consolidated financial statements. In addition, the January 2, 1996 balance sheet reflects a charge of approximately $0.7 million to establish deferred taxes in accordance with generally accepted accounting principles for a corporation. The $2.4 million increase in owners' equity from December 31, 1994 to December 31, 1995 reflects income of $10.2 million, withdrawals and distributions of $6.1 million and charitable contributions of $1.7 million.

Certain of the Company's long-term debt is secured by first mortgages on various facilities. In addition, some of the long-term borrowings include provisions that impose minimum levels of working capital and equity, limitations on additional debt an d require the Company to be substantially hedged in its grain transactions. The Company's liquidity is enhanced by the fact that grain inventories are readily marketable and the Maumee and Toledo, Ohio elevators serve as delivery points for Chicago Board of Trade contracts. In the opinion of management, the Company's liquidity is adequate to meet short-term and long-term needs.


                         Report of Independent Auditors

Board of Directors
The Andersons, Inc.

We have audited the accompanying consolidated balance sheets of The Andersons, Inc. as of January 2, 1996 and as of December 31, 1995 and 1994, and the related consolidated statements of income, cash flows and changes in owners' equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Andersons, Inc. at January 2, 1996 and at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.



February 2, 1996                           /s/ ERNST & YOUNG LLP
Toledo, Ohio



                              The Andersons, Inc.
                       Consolidated Statements of Income


                                              Year ended December 31
        (in thousands)                     1995        1994       1993

 Grain sales and revenues             $  660,121   $ 551,836  $ 439,484
 Fertilizer, retail and other sales      432,289     417,044    356,987
 Other income                              5,320       2,758      3,874
                                       1,097,730     971,638    800,345

Cost of grain sales and revenues         617,934     513,893    405,889
Cost of fertilizer, retail and other
  sales                                  326,242     308,381    264,269
                                         944,176     822,274    670,158
Gross profit                             153,554     149,364    130,187

Operating, administrative and general
  expenses                               129,347     125,798    112,939
Interest expense                          14,019       8,395      6,168
                                         143,366     134,193    119,107
Net Income                             $  10,188    $ 15,171   $ 11,080

Pro forma earnings per share           $    0.74    $   1.10   $   0.83

See accompanying notes.




                              The Andersons, Inc.
                          Consolidated Balance Sheets

                                         January 2        December 31
            (in thousands)                  1996         1995       1994
Assets
Current assets:
  Cash and cash equivalents             $    5,052    $  5,052   $  6,923
  Short-term investment, at amortized
    cost (fair value of $487)                    -           -        491
  Accounts receivable:
    Trade accounts, less allowance for
      doubtful accounts of $3,514 in
      1995 and $2,292 in 1994               68,362      68,362     45,529
    Margin deposits                         20,753      20,753      7,034
                                            89,115      89,115     52,563
  Inventories                              269,930     269,930    198,635
  Deferred income taxes                      2,982           -          -
  Prepaid expenses                           4,263       4,314      3,602
Total current assets                       371,342     368,411    262,214

Other assets:
  Notes receivable and other assets,
    less allowance for doubtful notes
    receivable of $1,277 in 1995; $717
    in 1994                                  4,575       4,575      3,407
  Investments in and advances to
    affiliates                                 670         670      1,592
                                             5,245       5,245      4,999
Property, plant and equipment               81,862      81,862     77,596
                                          $458,449    $455,518   $344,809

Liabilities and owners' equity
Current liabilities:
  Notes payable                           $120,267    $120,267   $ 50,000
  Accounts payable for grain                94,084      94,084     83,844
  Other accounts payable                    72,841      72,777     52,231
  Accrued expenses                          14,357      14,357     14,901
  Current maturities of long-term debt       8,029       8,029      3,615
Total current liabilities                  309,578     309,514    204,591

Pension and postretirement benefits          2,929       2,929      3,060
Long-term debt                              73,863      74,139     71,217
Deferred income taxes                        4,327         675          -
Minority interest                            1,001       1,001      1,071
Owners' equity:
 The Andersons, Inc.                        66,751           -          -
 The Andersons                                   -      65,156     63,008
 The Andersons Management Corp.                  -       2,104      1,862
                                            66,751      67,260     64,870
                                          $458,449    $455,518   $344,809
See accompanying notes.





                              The Andersons, Inc.
                     Consolidated Statements of Cash Flows

                                                    Year ended December 31
          (in thousands)                            1995     1994     1993
Operating activities
Net income                                         10,188   15,171   11,080
Adjustments to reconcile net income to net
 cash provided by (used in) operating activities:
      Depreciation and amortization                 9,318    8,105    7,109
      Gain on sale of property, plant
        and equipment                              (2,568)    (161)  (1,108)
      Provision for losses on accounts notes        2,229    2,683      910
        receivable
      Payments to minority interests                 (162)    (222)    (166)
      Minority interest in net income of
        subsidiaries                                   92      189      236
      Amortization of deferred gain                     -      (44)    (386)
      Changes in operating assets and liabilities:
          Accounts receivable                     (38,775)  10,486  (32,064)
          Inventories                             (71,295)  12,388  (61,138)
          Prepaid expenses                           (571)     (90)    (560)
          Accounts payable for grain               10,240      132   18,967
          Other accounts payable and accrued
            expenses                               19,818    4,574    7,019
          Other assets                              1,386     (902)  (1,000)
Net cash provided by (used in) operating
  activities                                      (60,100)  52,309  (51,101)

Investing activities
Purchases of property, plant and equipment        (11,894) (22,663) (10,809)
Acquisition of business - net of cash acquired     (1,427)       -        -
Proceeds from sale of property, plant and
  equipment                                         1,242      848    1,697
Sales and maturities of investments                   565    2,179    1,041
(Advances to)/payments received from affiliates       518     (640)     150
Purchases of investments                             (101)    (739)    (505)
Net cash used in investing activities             (11,097) (21,015)  (8,426)

Financing activities
Net increase (decrease) in short-term borrowings   68,578  (37,900)  64,150
Proceeds from issuance of long-term debt           56,570   35,509   22,754
Payments of long-term debt                        (49,616) (20,144) (17,440)
Payments to partners and shareholders and other
  deductions from owners' equity accounts          (7,556)  (7,323)  (7,229)
Capital invested by partners and shareholders       1,350      755      435
Net cash provided by (used in) financing
  activities                                       69,326  (29,103)  62,669


Increase (decrease) in cash and cash equivalents   (1,871)   2,191    3,143
Cash and cash equivalents at beginning of year      6,923    4,732    1,589
Cash and cash equivalents at end of year          $ 5,052  $ 6,923  $ 4,732

Noncash operating, investing and financing
  activities:
    Acquisition of business:
      Working capital - other than cash                90
      Property, plant and equipment                 4,096
      Short and long-term debt assumed             (2,070)
      Other long-term liabilities assumed            (689)
         Net cash expended                        $ 1,427
    Donation of land to charity                   $ 1,648
    Notes received on sale of land                $ 2,431
    Assumption of long-term debt in purchase
      of property, plant and equipment                     $ 5,217

See accompanying notes.

                                         The Andersons, Inc.
                        Consolidated Statements of Changes in Owners' Equity

                                     The Andersons              The Andersons Management Corp.
                                   General  Limited
                                   Partner  Partners     Common Shares   Retained  Treasury
 (in thousands)                    Capital  Capital    Class A  Class B  Earnings   Shares   Total
Balances at December 31, 1992      $     -  $50,497     $1,456    $ 5      $ 73     $ (61)  $1,473
  Elimination                          623
Balances at beginning of year          623   50,497
  Net income for the year              145   10,934                         146
  Increase in invested capital                  424
  Charitable contributions              (6)    (477)
  Withdrawals of capital                       (828)
  Distributions                              (5,901)
  Sale of shares from treasury                                                         11        11
  Purchase of shares for treasury                                                     (23)      (23)
                                       762   54,649      1,456      5       219       (73)    1,607
  Elimination                         (762)
Balances at December 31, 1993            -   54,649      1,456      5       219       (73)    1,607
  Elimination                          762
Balances at beginning of year          762   54,649
  Net income for the year              218   14,919                         252                 252
  Increase in invested capital                  734
  Issuance of 333 shares - Class B                                  -                             -
  Charitable contributions             (11)    (771)
  Withdrawals of capital                     (1,759)
  Distributions                              (4,764)
  Sale of shares from treasury                                                         21        21
  Purchase of shares for treasury                                                     (18)      (18)
                                       969   63,008      1,456      5       471       (70)    1,862
  Elimination                         (969)
Balances at December 31, 1994           -    63,008      1,456      5       471       (70)    1,862
  Elimination                          969
Balances at beginning of year          969   63,008
  Net income for the year              160    9,960                         228                 228
  Increase in invested capital                1,336
  Charitable contributions             (27)  (1,675)
  Withdrawals of capital                     (2,072)
  Distributions                              (5,401)
  Sale of shares from treasury                                                         13        13
  Purchase of shares for treasury                                                     (29)      (29)
  Issuance of 669 shares - Class B                                  1                             1
  Unrealized gain on available-for-
    sale securities                                                           29                 29
                                     1,102   65,156      1,456      6        728      (86)    2,104
  Elimination                       (1,102)
Balances at December 31, 1995      $     -  $65,156     $1,456     $6       $728     $(86)   $2,104

See accompanying notes.




                              The Andersons, Inc.
                   Notes to Consolidated Financial Statements
                               December 31, 1995


1. Basis of Financial Presentation

On January 2, 1996, The Andersons, an Ohio limited partnership (the "Partnership") merged with and into The Andersons Management Corp. (the "Company") and the partnership was dissolved. Concurrent with the merger, the Company changed its name to The Andersons, Inc. Prior to the merger and dissolution of the Partnership, the Company was the sole general partner of the Partnership, and the Company and the Partnership shared common ownership since ownership of Class A Common shares of the Company was restricted to limited partners of the Partnership and ownership of Class B Common shares (voting shares) was restricted to holders of Class A Common shares.

The merger has been accounted for as a reorganization of entities under common control similar to a pooling of interests. The Company's financial statements have been restated to include the accounts and operations of the Partnership for all periods prior to the merger. The Company, in previous years, had presented financial statements that combined the accounts and results of operations of the Company and the Partnership. All material intercompany accounts and transactions had been eliminated in the combined presentation and, consequently, the restatement to reflect the merger was not material to the historical presentation.

The Partnership's net income was includable in the federal income tax returns of its partners and therefore it did not pay federal income taxes. The Partnership's operations will be included in the Company's U. S. federal income tax return effective January 2, 1996, and therefore, a net deferred tax liability and corresponding expense of $0.7 million will be recorded in the first quarter of 1996.

The table below presents unaudited pro forma net income and net income per share for 1995, 1994 and 1993 after deducting income taxes in the same manner in which they will be reported in future periods.

                                             Year ended December 31
   (in thousands, except per                1995      1994     1993
   share data)

Net income as reported                   $10,188    $15,171  $11,080
Pro forma income taxes on
  partnership income                       3,915      5,886    4,094
Pro forma net income                     $ 6,273    $ 9,285  $ 6,986

Pro forma net income per share           $  0.74    $  1.10  $  0.83

Weighted average shares
  outstanding (in thousands)               8,430      8,430    8,430

Pro forma net income per share is calculated on the actual shares that were outstanding at the date of the merger. In the merger transaction, 8.1 million shares were issued to the partners of the Partnership and the remainder to shareholders of the Company and employee bondholders of the Partnership. There have been no significant new investors in the Company or the Partnership in the prior three years.

The January 2, 1996 consolidated balance sheet is presented to show the effect of the merger transaction on the Company. Unless otherwise indicated, the notes to the consolidated financial statements with the heading "December 31, 1995" are also applicable to the January 2, 1996 consolidated balance sheet.

In connection with the merger, approximately $0.6 of merger costs and expenses were incurred and have been charged to expense in 1995. The merger costs consisted of legal, accounting and benefits consulting fees.

2. Significant Accounting Policies

Estimates and Assumptions

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt instruments purchased with a maturity of three months or less. The carrying value of these assets approximate their fair values.

Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when there is positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost.

Marketable equity securities and debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of owners' equity.

Inventories

Inventories of grain are hedged to the extent practicable and are valued on the basis of replacement market prices prevailing at the end of the year. Such inventories are adjusted for the amount of gain or loss (based on year-end market price quotations) on open grain contracts at the end of the year. Contracts in the commodities futures market, maintained for hedging purposes, are valued at market at the end of the year and income or loss to that date is recognized. Grain contracts maintained for other merchandising purposes are valued in a similar manner and net margins from these transactions are included in grain sales and revenues.

All other inventories are stated at the lower of cost or market. Cost is determined by the average cost method.

Property, Plant and Equipment

Land, buildings and equipment are carried at cost. Depreciation is provided over the estimated useful lives of the individual assets principally by the straight-line method.

Accounts Payable for Grain

The liability for grain purchases on which price has not been established (delayed price), has been computed on the basis of replacement market at the end of the year, adjusted for the applicable premium or discount.

Revenue Recognition

Sales of grain and other products are recognized at the time of shipment. Revenues from merchandising activities are recognized as open contracts are marked to market or as services are provided.

Preopening Expenses

Preopening expenses are charged to income when incurred.

Advertising

Advertising costs are expensed when incurred. Advertising expense of $3.6 million, $4.2 million and $3.9 million is included in operating, administrative and general expense in 1995, 1994 and 1993, respectively.

Income Allocations and Cash Distributions to Partners

Prior to the merger, the Partnership was governed by a Partnership Agreement which reflected each partner's capital account as of the beginning of each year. Partners' capital, used in determining the allocation of net income or loss to each partner, was weighted to reflect cash and tax distributions made to partners and additional investments made by partners during the year. The general partner and each limited partner received the same allocation of net income or loss per one thousand dollars of partner's capital. All distributions to partners for the 1995 fiscal year were paid prior to the merger.

Charitable Contributions

Provision was made in the Partnership Agreement for contributions to various charitable, educational and other not-for-profit institutions. It was the policy of the Partnership to account for charitable contributions as charges to partners' capital, and not as deductions in determining Partnership net income.

Reclassifications

Certain amounts in the 1994 and 1993 financial statements have been reclassified to conform with the 1995 presentation. These reclassifications had no effect on net income.

3. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Prior to the merger, the Partnership's net income was included in the net income of its partners and provision for federal income taxes was made on the net income of the Company only and was included in general expenses as it was not significant. Income tax payments were also not significant. In 1995, the Partnership recorded $689 thousand of deferred tax liabilities in connection with its acquisition of a business. The net basis differences of the Partnership, as of the merger date, are reflected in the January 2, 1996 balance sheet.
Details of these basis differences are as follows:

                                 January 2,        December 31
        (in thousands)              1996         1995       1994
Deferred tax liabilities:
  Property, plant & equipment    $(7,475)     $  (675)    $    -
  Prepaid employee benefits       (1,079)           -          -
  Other                             (213)           -          -
                                  (8,767)        (675)         -
Deferred tax assets:
  Employee benefits                2,586            -          -
  Accounts receivable valuation    1,943            -          -
  Inventory valuation              1,063            -          -
  Deferred income                    837            -          -
  Investments                        707            -          -
  Other                              286            -          -
                                   7,422            -          -
Net deferred tax liability       $(1,345)     $  (675)    $    -

4.  Inventories

Major classes of inventory are as follows:

                                                    December 31
    (in thousands)                               1995        1994

Grain                                         $186,989    $113,555
Agricultural fertilizer and supplies            19,602      21,111
Merchandise                                     29,909      32,241
Lawn and corn cob products                      21,729      20,992
Other                                           11,701      10,736
                                              $269,930    $198,635

5. Property, Plant and Equipment

The components of property, plant and equipment are as follows:

                                                    December 31
         (in thousands)                          1995        1994

Land                                          $ 11,179    $ 13,063
Land improvements and leasehold improvements    23,926      22,570
Buildings and storage facilities                78,210      71,700
Machinery and equipment                         97,970      87,308
Construction in progress                           972       1,387
                                               212,257     196,028
Less allowances for depreciation
  and amortization                             130,395     118,432
                                              $ 81,862    $ 77,596

6. Banking and Credit Arrangements

The Company has available lines of credit for unsecured short-term debt with banks aggregating $292 million. The credit arrangements, the amounts of which are adjusted from time to time to meet the Company's needs, do not have termination dates but are reviewed at least annually for renewal. The terms of certain of the lines of credit provide for annual commitment fees.

The following information relates to borrowings under short-term lines of credit during the year indicated.


  (in thousands, except for                    1995      1994       1993
     interest rate)

Maximum borrowed                            $195,500   $127,600   $100,500
Average daily amount borrowed
  (total of daily borrowings
  divided by number of days in
  period)                                    118,382     72,183     60,404
Average interest rate (computed
  by dividing interest expense
  by average daily amount
  outstanding)                                6.55%       5.03%      4.15%

7. Long-Term Debt

Long-term debt consists of the following:
                                             January 2     December 31
        (in thousands)                         1996      1995       1994

Note payable, 7.84% payable $75
  thousand quarterly through
  July 1997, and $398 thousand
  quarterly thereafter, due 2004             $14,550    $14,550    $14,850
Note payable relating to revolving
  credit agreement                            20,000     20,000     10,000
Notes payable, variable rate
  (6.9375% at December 31,
  1995), payable $336 thousand
  quarterly beginning October 1997,
  due 2004                                     9,418      9,418     10,661
Other notes payable                            1,101      1,101        796
Industrial development revenue bonds:
  6.5%,  sinking fund paid annually,
    due 1999                                   3,700      3,700      4,400
  Variable rate (5.80% at December 31,
    1995), due in annual installments of
    $881 thousand through 2004                 7,233      7,233      8,114
  Variable rate (5.30% at December 31,
    1995), due 2025                            3,100      3,100      3,100
Debenture bonds:
  9.2% to 10%, due 1996                        5,868      5,868      6,088
  6.5% to 8%, due 1997 through 1999            5,815      5,815      5,530
  10% , due 1997 and 1998                      2,117      2,117      2,117
  10%, due 2000 and 2001                       2,704      2,704      2,742
  7.5% to 8.7%, due 2002 through 2004          5,689      5,689      5,590
Employee bonds, variable rate
  (12.38 % at December 1, 1995)                   28        304        233
Other bonds, 4% to 9.6%                          569        569        611
                                              81,892     82,168     74,832
Less current maturities                        8,029      8,029      3,615
                                             $73,863    $74,139    $71,217



The Company has a $20 million revolving line of credit with a bank which bears interest based on the LIBOR rate (6.725% at December 31, 1995). Borrowings under this agreement totalled $20 million at December 31, 1995. The revolving credit agreement expires on July 1, 1997.

The variable rate notes payable, the notes payable in quarterly installments, and the industrial development revenue bonds are collateralized by first mortgages on certain facilities and related property with a book value aggregating approximately $24 million.

The various underlying loan agreements, including the Company's revolving line of credit, contain certain provisions which require the Company to, among other things, maintain minimum working capital of $32 million and net equity (as defined) of $43 million, limit the addition of new long-term debt, limit its unhedged grain position to 2 million bushels, and restrict the amount of dividends. The Company was in compliance with these covenants at December 31, 1995.

The aggregate annual maturities, including sinking fund requirements, through 2000 of long-term debt are as follows: 1996--$8 million; 1997--$26 million; 1998--$8 million; 1999--$6 million and 2000--$4 million.

Interest paid (including short-term lines of credit) amounted to $13 million, $8 million and $5 million in 1995, 1994 and 1993, respectively.

8. Owners' Equity

Owners' equity is comprised of the following:

                                               January 2    December 31
      (in thousands)                             1996      1995      1994
The Andersons, Inc.
Common Shares, without par value
  Authorized--25,000,000 shares
  Issued-- 8,430,286 shares at stated
    value of $.01 per share                     $    84   $     -   $     -
  Additional paid in capital                     65,939
  Retained earnings                                 699
The Andersons:
  Limited partners' capital                           -    65,156    63,008
The Andersons Management Corp.:
  Common Shares, without par value:
    Class A non-voting:
      Authorized--25,000 shares
      Issued--4,855 shares at stated value            -     1,456     1,456
    Class B voting:
      Authorized--25,000 shares
      Issued--5,683 and 5,014 shares
        respectively at stated value                  -         6         5
Retained earnings                                     -       699       472
Less common shares in treasury at cost:
Class A non-voting--275 and 236 shares,
  respectively                                        -       (86)      (71)
Unrealized gain on available-for-sale
  securities                                         29        29         -
                                                $66,751   $67,260   $64,870

Following are the details (in thousands) of the conversion of partners' equity and Class A and Class B shares to common shares of The Andersons, Inc. upon completion of the merger:

Combined equity at December 31, 1995                   $   67,260
Deferred tax liability recognized in
  conversion from partnership status                         (721)
Conversion of employee bonds to common shares                 276
Payment to partners not electing conversion                   (62)
Cash payments for fractional shares                            (2)
The Andersons, Inc. equity at January 2, 1996          $   66,751


As part of the January 2, 1996 merger, the Company adopted a Long Term Performance Compensation Plan (the "LT Plan") which is designed to promote the interests of the Company and its shareholders by providing officers and other key employees compensation that aligns their interests with shareholder interests through share ownership and investment in the Company, and to encourage long-term growth in shareholder value through the achievement of specified financial objectives. The LT Plan provides for the award of incentive stock options and other non-qualifying stock options to officers and other key employees to purchase a specified number of common shares at a price not less than the fair market value on the date of the grant and for a term not to exceed ten years. In addition, the LT Plan provides for the grant of performance awards to employees. These performance awards may be in common shares, cash or both and will only be granted on the achievement of specified performance targets. Finally, the LT Plan provides for formula grants of stock options to non-employee directors at a price equal to the fair market value on the date of the grant. These options shall have a one year vesting period and a term of five years. The Company has reserved 500,000 shares for issuance under this plan. The Company has not made any awards under the LT Plan.

Also as part of the merger, the Company adopted an Employee Share Purchase Plan to enable and encourage employees to acquire an ownership interest in the Company through purchase of common shares via payroll deductions, up to 10% of eligible compensation. Annually, on December 31, participant account balances will be used to purchase common shares at the lesser of the fair market value of the shares on January 1 (the grant date, January 2 for the initial plan year) or December 31 (the exercise date). The aggregate fair market value of shares (as measured at the grant date) purchased by an employee may not exceed $25,000. A total of 300,000 shares are reserved for issuance under this plan.

9. Leases

The Company leases certain equipment and real property under operating leases, including railcars which are subleased to third parties. Net rental expense under operating leases was as follows:

    (in thousands)                         1995      1994       1993

Total rental expense                     $11,242    $8,562     $7,239
Less rental income from subleases          6,313     2,884      1,431
Net rental expense                       $ 4,929    $5,678     $5,808


Future minimum rentals for all noncancelable operating leases and future rental income from subleases are as follows:

   (in thousands)                           Future Minimum      Future
                                                Rentals        Sublease
                                                                Income

1996                                           $10,124         $ 6,627
1997                                             8,470           5,608
1998                                             7,319           5,334
1999                                             4,849           3,071
2000                                             2,783             840
Future years                                     7,675           1,053
                                               $41,220         $22,533

10. Employee Benefit Plans

The Company sponsors several employee benefit programs which include the following: Defined Benefit Pension Plan and Supplemental Defined Benefit Pension Plan, Retirement Savings Investment Plan, Cash Profit Sharing Plan, Management Performance Program and health insurance benefits.

Substantially all permanent employees are covered by the Company's Defined Benefit Pension Plan. The benefits are based on the employee's highest five consecutive years of compensation during their last ten years of service. The Company's policy is to pay into trusteed funds each year an amount equal to the annual pension expense calculated under the Entry Age Normal method. In addition, the Company has a Supplemental Retirement Plan which is a non-qualified deferred compensation plan designed to cover all Defined Benefit Plan participants whose compensation exceeds the Internal Revenue Code limitation. Supplemental Plan benefits are calculated similarly to the Defined Benefit Plan and are based on compensation in excess of the Internal Revenue Code limitation.


The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 1995 and 1994.

                                                         December 31
          (in thousands)                              1995        1994
Actuarial present value of benefit obligation:
  Vested benefits                                    $6,666      $5,743
  Non-vested benefits                                   329         364
Accumulated benefits obligation                       6,995       6,107
Impact of future salary increases                     4,196       3,417
Projected benefit obligation for service
  rendered to date                                   11,191       9,524
Plan assets at fair value                             9,606       7,297
Projected benefit obligation in excess of plan
  assets                                              1,585       2,227
Unrecognized net asset at adoption of FAS 87,
  net of amortization                                   143         193
Unrecognized net gain (loss)                            526        (435)
Prior service cost                                     (292)        (29)
Net pension liability recognized in balance sheet
  (includes current portion of $1,498 thousand in
  1995 and $415 thousand in 1994)                    $1,962      $1,956



Net periodic pension cost includes the following components:

                                                   Year ended December 31
       (in thousands)                             1995      1994      1993
Service cost - benefits earned during
  the period                                     $1,234    $1,082    $1,136
Interest cost on projected benefit obligation       681       563       571
Return on plan assets                            (2,018)       71      (493)
Net amortization and deferral                     1,425      (655)       10
Net periodic pension cost                        $1,322    $1,061    $1,224

The weighted average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation was 7.5% and 4%, respectively. The weighted average long-term rate of return on plan assets used in determining the expected return on plan assets included in net periodic pension cost was 8% for all years presented. Substantially all of the plan assets are invested in a family of mutual funds.

Under the Retirement Savings Investment Plan (RSIP) eligible participating employees may elect to contribute specified amounts up to 15% of their gross pay on a tax-deferred basis, subject to certain limitations, to a trust for investment in a family of mutual funds. The Company contributes an amount equal to 50% of the participant's contributions, but not in excess of 3% of the participant's annual gross pay. Participants are fully vested in their contributions to the RSIP. Participants hired before January 1, 1993 vest immediately in the Company's matching contributions and participants hired after December 31, 1992 vest ratably over five years. The matching contributions to the RSIP amounted to $0.9 million, $0.9 million, and $0.8 million in 1995, 1994 and 1993, respectively.

Substantially all permanent employees are included in the Cash Profit Sharing Plan. The Plan provides for participants to receive certain percentages of their pay as various threshold levels of return on capital of the Partnership are achieved. The Company also has a Management Performance Program for certain levels of management. Participants in the Management Performance Program are not eligible to participate in the Cash Profit Sharing Plan. The expense for profit sharing/management performance programs was $1.2 million, $3 million and $2 million for 1995, 1994 and 1993, respectively.

The Company currently provides certain health insurance benefits to its employees, including retired employees. The Company has reserved the right in most circumstances to modify the benefits provided and in recent years has in fact made changes. Further changes were implemented in 1993 that will effect the benefits provided to future retirees. These changes include the minimum retirement age, years of service and a sharing in the cost of providing these benefits. In addition, the Medicare Part B reimbursement currently paid by the Company for retirees is being phased out over a five-year period. The Company has elected to recognize the accrued benefits earned by employees as of January 1, 1993 (transition obligation) prospectively, which means this cost will be recognized as a component of the net periodic postretirement benefit cost over a period of approximately 20 years.

The Company's postretirement benefits are not funded. The status of the plan as of December 31 is as follows:
        (in thousands)
                                                      1995      1994
Accumulated postretirement benefit obligation:
Retirees                                             $5,502    $5,268
Fully eligible active plan participants                 656       628
Other active participants                             3,593     3,440
                                                      9,751     9,336

Unrecognized net transition obligation               (7,150)   (7,571)
Unrecognized net loss                                  (136)     (246)
Accrued postretirement benefit cost                  $2,465    $1,519

Net periodic postretirement benefit cost includes the following components:

                                                Year ended December 31
    (in thousands)                             1995      1994      1993

Service cost                                $   247   $   245   $   181
Interest cost                                   679       750       654
Net amortization                                421       452       421
Net periodic postretirement benefit costs    $1,347    $1,447    $1,256

The weighted average discount rate used in determining the postretirement benefit cost was 7.5% for all years. The weighted average discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 1994 was 7.5%.

The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan was 7% in 1995, declining to 5% through the year 1997 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase the annual postretirement benefit cost by approximately $181 thousand and the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $1.6 million.

To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $2.7 million and $2.6 million at December 31, 1995 and 1994, respectively, and such amounts are included in prepaid expenses.

11. Commitments and Risk Management

The Company has, in the normal course of its business, entered into contracts to purchase and sell grain inventories and has interest in other commodity contracts requiring performance in future periods. Contracts for purchase of grain inventories from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for sale of grain inventories to processors and other consumers generally do not extend beyond one year. The terms of these contracts are consistent with industry practice.

The Company utilizes futures and option contracts that are traded on a regulated exchange to hedge its net price exposure from grain inventories held and firm commitments to purchase or sell grain inventories and to limit its cash requirements for margin calls in the event of rising market prices. The Company's policy is to hedge its net price exposure and at December 31, 1995, nearly 100% of the its grain inventories held and firm commitments under forward contracts were hedged with futures contracts. All grain inventories held, firm commitments under forward contracts and futures contracts are marked to market on a daily basis.

The Company periodically utilizes interest rate contracts to manage interest rate risk by converting variable interest rates on short term borrowings to intermediate term fixed rates. Income or expense associated with interest rate swap agreements is recognized on the accrual basis over the life of the swap agreement as a component of interest expense. At December 31, 1995, the Company was participating in three interest rate swap agreements, each with a notional amount of $10 million. The interest rate swaps expire in March and June of 1996 and convert variable interest rates to fixed rates of 5.815% to 5.87%. The effect of the interest rate swaps on the Company's interest expense was not significant in 1995. The Company incurred $53 thousand and $93 thousand of additional interest expense from participating in interest rate swaps in 1994 and 1993, respectively.

12. Fair Values of Financial Instruments

The fair values of the Company's financial instruments, consisting of cash equivalents, margin deposits, investments in and advances to affiliates and long and short-term debt, approximate their carrying values since the instruments either provide for short terms to maturity or interest at variable rates based on market indexes or, in the case of investments in affiliates, the investments are being carried on the equity method which approximate fair value. Certain long-term notes payable and the Company's debenture bonds bear fixed rates of interest and terms of five or ten years. Based upon current interest rates offered by the Company on similar bonds and rates currently available to the Company for long-term borrowings with similar terms and remaining maturities, the Company believes its long-term debt instruments outstanding at December 31, 1995 and 1994, have fair values as follows:

                                             Carrying      Fair
       (in thousands)                         Amount       Value
1995:
Debenture bonds                             $22,257     $22,251
Long-term notes payable                      59,911      60,513
                                            $82,168     $82,764

1994:
Debenture bonds                             $22,144     $22,189
Long-term notes payable                      52,688      51,316
                                            $74,832     $73,505

13. Securities

The following is a summary of held-to-maturity securities as of December 31, 1995 and 1994:

                                                   Gross      Gross
                                     Amortized  Unrealized  Unrealized   Fair
  (in thousands)                        Cost       Gains      Losses     Value
December 31, 1995

Cash equivalent:
  Time deposit                         $ 276       $           $         $ 276
  U.S. Treasury securities               595           2          --       597
Margin deposits--
  U.S. Treasury securities             5,131           8          83     5,056

                                      $6,002          10          83    $5,929

December 31, 1994

Cash equivalent:
  Commercial paper                    $4,700       $  --       $  --    $4,700
  Time deposit                           259          --          --       259
Short-term investments--
  U.S. Treasury securities               491          --           3       488
Margin deposits--
  U.S. Treasury securities             3,902           1          --     3,903
                                      $9,352       $   1           3    $9,350



All held-to-maturity securities mature within one year. At December 31, 1995, the Company held mutual fund securities with a cost of $277 thousand and fair value of $325 thousand. The unrealized gain of $48 thousand is shown as a separate component of owners' equity, net of applicable income taxes. The mutual fund securities had a cost and fair value of $250 thousand at December 31, 1994. The mutual fund securities have been classified as available-for-sale and are being carried as a noncurrent asset as they are expected to be held for more than one year.

14. Business Segments

The Company operates three business segments: Agriculture Group, Retail Group and Business Development Group. The Agriculture Group includes grain merchandising, operation of terminal grain elevator facilities, and distribution of agricultural products, primarily fertilizer. The Retail Group includes operation of retail stores and a distribution center. The Business Development Group includes production and distribution of lawn and corn cob products, rail car leasing and repair and the marketing of the Company's excess real estate as well as other, smaller businesses.

In 1995, the Company realigned its segments, moving some smaller divisions to the Business Development Group to reflect the management structure and development cycle of these businesses. Prior to 1994 the Company reported its Agriculture businesses as two segments: Grain Operations and Agricultural Products. The Company elected to combine these operations into a single business segment based upon the similarities in the customer bases and geographic markets. Prior year segment information has been restated.

The segment information includes the allocation of expenses shared by one or more segments. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses.

                                                Year ended December 31
       (in thousands)                          1995      1994      1993

Sales and revenues:
  Agriculture Group:
    Sales to unaffiliated customers         $ 796,754  $678,316  $540,254
    Intersegment sales                          6,630     3,106     2,979
    Merchandising revenue and other income     28,090    29,623    28,001
                                              831,474   711,045   571,234
  Retail Group:
    Sales to unaffiliated customers           168,051   169,009   152,627
    Other income                                  282       113       118
                                              168,333   169,122   152,745
  Business Development Group:
    Sales to unaffiliated customers           100,402    92,965    76,535
      Intersegment sales                          929       870       730
      Other income                              3,296       765     1,875
                                              104,627    94,600    79,140

      Other income                                855       847       935
      Eliminations--intersegment sales         (7,559)   (3,976)   (3,709)

Total sales and revenues                   $1,097,730  $971,638  $800,345

Operating profit:
  Agriculture Group                        $   16,920  $ 18,901  $ 14,571
  Retail Group                                  4,392     4,596     1,640
  Business Development Group                    6,719     5,594     6,429
Total operating profit                         28,031    29,091    22,640

Other income                                      664       641       730
Interest expense                              (14,019)   (8,395)   (6,168)
General expenses                               (4,488)   (6,166)   (6,122)
Income from continuing operations          $   10,188  $ 15,171  $ 11,080

Identifiable assets:
  Agriculture Group                        $  321,045  $207,833  $244,065
  Retail Group                                 61,296    64,135    56,067
  Business Development Group                   62,313    59,881    50,438
  General                                      10,864    12,960    10,016
Total assets                                $ 455,518  $344,809  $360,586

Depreciation and amortization expense:
  Agriculture Group                         $   4,186  $  3,391  $  3,252
  Retail Group                                  2,771     2,567     1,914
  Business Development Group                    1,960     1,789     1,627
  General                                         401       358       316
Total depreciation and amortization expense $   9,318  $  8,105  $  7,109

Capital expenditures:
  Agriculture Group                         $ 10,072   $  6,689  $  3,773
  Retail Group                                 2,749     12,981     4,164
  Business Development Group                   2,536      5,995     2,738
  General                                        633        635       134
Total expenditures                          $ 15,990   $ 26,300  $ 10,809

Intersegment sales are made at prices comparable to normal, unaffiliated customer sales. Operating profit is sales and merchandising revenues plus interest and other income attributable to the operating area less operating expenses, excluding interest and general expenses. Identifiable assets by segment include accounts receivable, inventories, advances to suppliers, property, plant and equipment and other assets that are directly identified with those operations. General assets consist of cash, investments, land and buildings and equipment associated with administration and services, and other assets not directly identified with segment operations.

No unaffiliated customer accounted for more than 10% of sales and revenues in 1995, 1994 or 1993. Grain sales for export to foreign markets amounted to approximately $194 million, $130 million and $88 million in 1995, 1994 and 1993, respectively.


Board of Directors

Richard P. Anderson,
President and Chief Executive
Officer, The Andersons, Inc.

Thomas H. Anderson
Chairman of the Board, The Andersons, Inc.

Daniel T. Anderson
General Merchandise Manager Retail Group,
The Andersons, Inc.

Donald E. Anderson
Science Advisor, retired
The Andersons, Inc.

Michael J. Anderson
Vice President & General Manager Retail Group
The Andersons, Inc.

Richard M. Anderson
Vice President & General Manager Industrial Products Group
The Andersons, Inc.

John F. Barrett
Chief Executive Officer,
The Western and Southern Life Insurance Company

Dale W. Fallat
Vice President Corporate Services
The Andersons, Inc.

Paul M. Kraus
Attorney, Marshall & Melhorn

Rene C. McPherson
Retired Chairman of the Board and Chief Executive
Officer, Dana Corporation (deceased February, 1996)

Donald M. Mennel
Attorney, Retired Chairman of the Board and Chief
Executive Officer, The Mennel Milling Company

David L. Nichols
Chairman of the Board and Chief Executive Officer,
Mercantile Company, Inc. Stores

Janet M. Schoen
Private investor and former school teacher


Officers

Thomas H. Anderson
Chairman of the Board

Richard P. Anderson
President and Chief Executive Officer

Christopher J. Anderson
Vice President and General Manager
Business Development Group

Michael J. Anderson
Vice President & General Manager
Retail

Richard M. Anderson
Vice President & General Manager
Industrial Products Group

Joseph L. Braker
Vice President & General Manager
Agriculture Group

Dale W. Fallat
Vice President Corporate Services

Richard R. George
Corporate Controller

Peter A. Machin
Vice President & General Manager
Lawn Products Group

Beverly J. McBride
General Counsel and Corporate Secretary

Gary L. Smith
Corporate Treasurer


Board Committees

Audit Committee
 Donald M. Mennel, Chairman
 Richard M. Anderson
 David L. Nichols

Nominating Committee
 Thomas H. Anderson, Chairman
 Richard P. Anderson
 Michael J. Anderson
 John F. Barrett
 Rene C. McPherson
 Donald M. Mennel
 David L. Nichols

Compensation Committee
 John F. Barrett, Chairman
 Donald E. Anderson
 Paul M. Kraus
 Rene C. McPherson


Investor Information

Corporate Offices
        The Andersons, Inc.
        480 West Dussel Drive
        Maumee, Ohio  43537
        (419) 893-5050

Transfer Agent and Registrar
        Harris Trust & Savings Bank
        Shareholder Services Division
        311 W. Monroe
        P.O. Box A-3504
        Chicago, Illinois  60690-3504
        Shareholder Services
        (312) 461-3309

Form 10-K
        The Company will provide without charge to any person who is a beneficial owner of its shares, a copy of the Company's 1995 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to the Investor Relations department of the Company.

Independent Auditors
        Ernst & Young LLP, Toledo, Ohio

Annual Meeting
        The annual shareholders' meeting of The Andersons, Inc. will be held at the Lucas Auditorium of the Eleanor Dana Center, on the campus of the Medical College of Ohio, Glendale Road entrance, Toledo, Ohio at 7:00 p.m. on May 23, 1996.

Nasdaq Symbol
        The Andersons, Inc. common shares are trades on the Nasdaq National Market under the symbol "ANDE."

Shareholders
        On February 15, 1996, there were 305 common shareholders.

Investor Relations
        Gary Smith, Corporate Treasurer, (419) 891-6417