Form 10-K, Exhibit 13
period 1996-12-31
ANDERSONS INC
filed 1997-03-28
CIK 821026

1996 Annual Report

Corporate Profile
   The Andersons, Inc. (Nasdaq: ANDE) is a diversified agribusiness and retailing Company with annual revenues of more than $1 billion. The Company, which began operations in Maumee, Ohio, in 1947 with one grain elevator and 500,000 bushels of storage capacity, today has three operating groups:
Agriculture, Retail, and Processing & Manufacturing.

1996 Accomplishments
* Merged The Andersons Management Corp. and The Andersons (partnership) and changed the name to The Andersons, Inc.
*  Listed and initiated trading of the company's shares on Nasdaq:  ANDE
*  Exceeded 1995 pretax income by 15%
*  Increased total sales by 5.2% and net income by 2.1%
*  Declared our first cash dividend -- paid in 1997
* Achieved record sales and income in the Retail Group and significant sales and income gains in our Lawn and railcar businesses.
*  Redesigned and renovated the Toledo retail store
* Reorganized the Business Development Group to improve efficiency and renamed it the Processing & Manufacturing Group to better reflect the nature of the business
* Reduced balance sheet leverage -- improving the long-term debt to equity ratio

Table of Contents

Highlights                                         1
Letter to Shareholders                             2-3
Agriculture Group                                  4
Retail Group                                       5
Processing & Manufacturing Group                   6
Management's Discussion & Analysis                 7-9
Selected Financial Data                            9-10
Audited Consolidated Financial Statements          11-28
Officers & Directors Data                          Inside Back

Welcome to our new shareholders!  Thanks for your vote of confidence.



The Andersons, Inc.

Financial Highlights
(in thousands, except for per share and performance data)

                                        1996         1995*       % Change
Operations
Grain sales & revenue                 $  700,326  $  660,121        6.1%
Fertilizer, retail and other sales       449,978     432,289        4.1%
Other income                               4,652       5,320      (12.5)%
Total sales & revenue                  1,154,956   1,097,730        5.2%
Gross profit                             159,231     153,554        3.7%
Income before income taxes                11,891      10,325       15.2%
Net income                                 6,406       6,273        2.1%

Per share
Net income                               $  0.76     $  0.74        2.7%
Book value                                  8.76        7.98        9.8%

Performance
Pre tax return on beginning equity         17.7%       15.9%
Net income return on beginning equity       9.6%       10.3%
Long-term debt to equity ratio           0.97 to 1  1.13 to 1
Weighted average
    shares outstanding (000)               8,425       8,430
Number of employees                        3,024       3,126

* 1995 net income and per share data on a pro forma basis

[Pie Graph]

       1996 Operating Income                       1996 Revenues
       Total:  $12.3 million                    Total:  $1.2 billion
Agriculture                 30.1%        Agriculture                 75.0%
Retail                      30.9%        Retail                      15.2%
Processing & Manufacturing  39.0%        Processing & Manufacturing   9.8%


Letter to Shareholders

   The past year was an exciting and eventful one. 1996 confirmed the soundness of our business diversification strategy. We exceeded 1995 pretax income by 15%, modified our business structure from a partnership to a corporation, changed our name to The Andersons, Inc., listed our shares on Nasdaq (trading symbol ANDE), and directly addressed several strategic issues in a number of our businesses. Looking forward, we see many opportunities to improve and grow our Company.

   While 1996 was a challenging year for a number of our grain operating units, the Company's business diversification strategy served us well. Strong performances by our retail, wholesale fertilizer, lawn products and railcar businesses more than offset the reduction in grain income caused by a second consecutive year of poor harvests in the Eastern Corn Belt. Both retail and lawn products enjoyed healthy growth in sales and income.

   Total revenues for 1996 increased 5% from 1995 to $1.2 billion primarily due to grain price escalation in the Agriculture Group and volume growth in other businesses. Pretax income for the year was up 15% to $11.9 million, resulting in pretax return on beginning equity of 17.7%, against our goal of 25%. As a result of a one-time charge to establish the Company's deferred tax liability resulting from the merger, total net income increased by only 2% to $6.4 million versus pro forma net income of $6.3 million in 1995. Earnings per share increased modestly to $0.76 in 1996 from $0.74 pro forma in 1995.

   Strong cash flow in 1996 allowed us to increase working capital modestly and reduce balance sheet leverage closer to our long-term debt to equity ratio objective of 0.8 to 1. Total equity grew by 8.9% for the year. Our objective is to achieve average annual internally-generated equity growth of 14%.

   The January 2, 1996 restructuring from a partnership to a corporation and subsequent Nasdaq listing has improved investment liquidity for you, our shareholders, and enhanced the Company's access to the capital markets. It also provides a currency for acquisitions and performance-based compensation programs and permits increased employee ownership through the Employee Share Purchase Plan. With our strengthened balance sheet and the improved liquidity of our shares, we believe the Company has more flexibility and is in a better position to support our present businesses and to make acquisitions. At year end, the Company declared its first dividend since going public.

   The Andersons invested heavily for the future in 1996. We added grain and fertilizer storage capacity and increased liquid fertilizer manufacturing capacity. We also completed renovation of the Toledo retail store, improving product presentation and customer service. Based on the excellent customer response to this renovation, we have initiated similar improvements at the Maumee store and have begun to incorporate many of the new concepts in our two Columbus stores. In 1997, we will complete these renovations and add a much expanded state-of-the-art garden center at the Maumee store just in time for the spring season. In addition, we are adding pet products manufacturing capacity to support our corn cob-based consumer product offerings and will be acquiring additional railcars by exercising purchase options on cars currently under lease.

   The Company's outlook for 1997 and beyond is good. Improving fundamentals offer promise for our Agriculture Group businesses. Worldwide demand is growing, both from population growth and a desire for improved diets supported by rising average per capita incomes. In addition, the USDA has removed acreage set-aside programs, allowing more acres to be planted in the U.S. These conditions and a return to more "normal" growing seasons should benefit our grain, wholesale fertilizer and retail farm center businesses.

  Two competitors (five stores) left Toledo in 1996, helping the Retail Group's three stores in that market. Our Columbus and Lima stores, however, were confronted with new competitors. Additional new competition is expected to open in Toledo in 1997. To date, we have met the challenge of the "big box" competitors, but realize that we must maintain a sharper focus on our customers' needs and desires to earn and retain their business. This year our advertising campaign will reinforce the concept of our renovated stores with the theme that The Andersons is a home center plus a whole lot more.

  The Processing & Manufacturing Group, reorganized and renamed during the year, also has a promising future. Income improvement in 1996 was driven by solid growth in our lawn products markets. In addition, the sorbents business was sold to enable us to sharpen our focus on higher value-added products.
The manufacturing division anticipates strong demand for railcar leasing and repair services as well as opportunities in rail fleet management. In addition, we will continue to explore ways to focus our engineering and steel fabrication capabilities on broader railcar opportunities.

   As noted in last year's annual report, our friend and fellow board member, Ren McPherson, passed away early in 1996. Later in the year, Dan Anderson, Dale Fallat and Janet Schoen retired from our board. We want to thank them again for their years of service and numerous contributions to our Company's success. We also want to acknowledge and thank two other board members: Tom Anderson, who retired as Chairman of the Board and now serves as Chairman Emeritus, and Don Anderson, who remains on the board but who retired as Director of Science this year. We also welcomed two new board members: Chuck Sullivan, Chairman and CEO of Interstate Bakeries Corp. and Dr. Sidney Ribeau, President of Bowling Green State University. We look forward to their contributions in the coming years.

   While the Company has experienced a great deal of change recently, our commitment to the goals outlined in our Mission Statement has not changed. As a result of the efforts of over 3,000 dedicated employees, The Andersons has achieved a half century of success. We see improving fundamentals in agriculture and are pursuing growth opportunities in all three operating groups. We believe that The Andersons, Inc. is well positioned to benefit from this growth.

   The following pages review in greater detail the performance of our three operating groups.


/s/ Richard P. Anderson
Richard P. Anderson, Chairman & Chief Executive Officer

/s/ Michael J. Anderson
Michael J. Anderson, President & Chief Operating Officer

Agriculture Group

The Agriculture Group consists of 12 grain elevators in Ohio, Michigan, Indiana and Illinois with a combined storage capacity of 69 million bushels; wholesale fertilizer operations in the same area of the Eastern Corn Belt with dry and liquid fertilizer storage capacity of more than 550,000 tons; and nine retail farm centers in Michigan, Indiana and Ohio that offer agricultural fertilizer, chemicals and seeds for sale and custom application.

Operating income of the group dropped $2.3 million in 1996. Income gains in the wholesale fertilizer division and retail farm centers were more than offset by the decline in grain division income. This occurred for two reasons: a second straight year of poor harvests in parts of our market area and charges against earnings resulting from the industry's hedged-to-arrive contract issues aggravated by last year's extraordinary rally in grain prices. The sales growth depicted by the top graph was a direct result of these unusually high prices.

Because of poor weather in northwest Ohio, southern Michigan and parts of Indiana, total bushels delivered to our grain facilities fell 23% and grain division gross profit declined. At the same time, costs increased. The extraordinary grain prices resulted in high levels of short-term bank debt and related interest expense to support the Company's margin deposits on hedged grain and grain contracts. Expenses were also up due to the additional provisions for hedged-to-arrive contract issues, i.e. potential losses relating to some customers' nonperformance on grain contracts and related nonpayment of accounts receivable.

Although total revenues were down slightly because of a drop in average prices, the wholesale fertilizer division achieved increases in volume and gross profit in 1996. This was primarily due to growth in our liquid fertilizer business. Overall operating expenses were slightly lower.

Profitability continued to improve in our retail farm center division in 1996. Most centers experienced a decrease in tonnage due to poor planting conditions, but this was more than offset by margin growth. Custom application revenue continued to grow with increased acreage, improved service charges, changing agronomic practices and our expanded participation in that change.

With strong demand for grain, low stocks and no USDA acreage set-aside programs, we expect more acres to be planted this spring. This should be good for our wholesale fertilizer and retail farm center divisions. Although early months will be challenging for the grain division, a more normal growing season this year would lead to higher volumes this fall. Longer term, we believe that the Company is well positioned to take advantage of improving fundamentals in the worldwide agricultural industry and growth opportunities within our region.

[Bar Graphs]                               In Millions of Dollars
                                1992      1993      1994      1995      1996
Sales & Revenues                $555      $571     $ 711      $831      $869
Operating Income                 4.5       9.2      12.3       6.0       3.7

                                                Unit Volume
                                1992      1993      1994      1995      1996
Grain Bushels (Millions)         129       124       137       164       137
Wholesale Fertilizer Tons (000)  726       879       963       879       908


Retail Group

The Retail Group operates six large stores in three markets in Ohio; three in the Toledo area, two in Columbus and one in Lima. Each store has about 100,000 square feet of in-store display space plus about 40,000 square feet of outdoor garden center space.

The group achieved a 4.6% growth in sales in 1996, with the Toledo-area stores producing the biggest gains. Because of this increase in volume and a strong focus on improving efficiency, the group's operating income of $3.8 million in 1996 was a record, more than double 1995. During 1996, we completed the Toledo store renovation which began the previous year. The reconfigured layout emphasizes our position as a destination store for the do-it-yourself homeowner - having a full line of home center products plus a wide array of other items not available at the more traditional home center stores. In addition to hardware, home remodeling, and lawn & garden products, our stores offer housewares, automotive supplies, sporting goods, pet, workwear, and food (bakery, deli, produce, wine and specialty groceries).

The excellent customer response and sales growth achieved at the Toledo store once the renovation was completed, has encouraged us to begin similar improvements in our Maumee store and to redesign the interior of both Columbus stores. The Maumee renovation also includes a prototype greenhouse and expanded garden center. All three projects are underway and should be ready for the traditionally strong spring season.

The competition in Columbus has been especially tough in recent years. While we have benefited from the recent exit of two major competitors in the Toledo area, new competition is scheduled to open very soon. In spite of this, the strong performance of our refurbished Toledo store indicates that we are developing a prototype which can be used to successfully grow this business.


[Bar Graphs]                               In Millions of Dollars
                                1992      1993      1994      1995      1996

Sales Volume                   $149       $153      $169      $168      $176
Operating Income                2.8        0.4       2.3       1.8       3.8


Processing & Manufacturing Group

The Processing & Manufacturing Group is made up of three divisions. The processing division includes a lawn products business that serves consumer and professional markets, and an industrial products business which processes corn cobs for use as chemical carriers, animal bedding, cat litter and a wide variety of other products. The manufacturing division repairs, sells and leases various types of railcars, offers fleet management services for private railcar fleets, manufactures railcar components and performs custom steel fabrication. The ventures division is comprised of three smaller businesses involved in automotive service and repair, pet food manufacturing and outdoor power equipment sales and service.

The group continued to achieve sales growth in 1996, reaching a total of $113 million, up 7.6% from 1995. Total operating income also grew, from $3.7 million in 1995 to $4.8 million in 1996.

In the processing division, an increase in lawn products tonnage fueled sales and income growth. This business manufactures and markets fertilizer and related products to retailers and professional lawn care companies. In the off-season, it markets various ice melt products. Revenue increases in industrial products also led to bottom line improvement.

The lawn and industrial products businesses were combined during the year to form the processing division. Late in 1996, the division's sorbents business, which had evolved from a cob-based product line to one with synthetic materials as well, was sold. This will allow us to focus on other processing and higher value-added opportunities. The Company will remain a major raw material supplier to the new owners of the sorbents business.

The manufacturing division also had a strong year. Because of gross profit growth from car sales and increased fleet income, the biggest year-to-year gains were realized in the division's railcar marketing business. We believe that there is additional growth potential in our manufacturing division.

The group's ventures division had mixed results this year. The Tireman auto centers continued to expand and achieved income growth. Our pet food venture, however, was adversely impacted by high ingredient costs, and the unusually wet spring hurt our lawn and garden power equipment business.


[Bar Graphs]                               In Millions of Dollars
                                1992      1993      1994      1995      1996
Sales Mix
 Processing                    $50.6     $53.3     $63.3    $ 66.5    $ 75.5
 Manufacturing                   8.4       7.8      14.0      20.4      21.2
 Ventures & Other               10.4      18.0      17.3      17.7      15.9
   Total                       $69.4     $79.1     $94.6    $104.6    $112.6

Operating Income                $1.8      $4.4      $3.2      $3.7      $4.8


Management's Discussion and Analysis

Introduction

The following discussion should be read in conjunction with the consolidated financial statements and the notes thereto. The consolidated financial statements included in this annual report present the historical results of operations for The Andersons, Inc., resulting from the merger of a limited partnership (the "Partnership") into its corporate general partner on January 2, 1996. As operations had been combined historically, the only adjustments made to the historical statements have been to show on a pro forma basis, the effect of income taxes on income tax expense, net income and earnings per share had the merged companies always operated as a consolidated corporation.

Operating Results

Operating results for The Andersons, Inc. business segments are discussed in the Business Review on pages 4, 5 and 6 of this annual report. In addition,
Note 13 to the consolidated financial statements displays sales and revenues, operating profit, identifiable assets, capital expenditures and depreciation and amortization for each of the Company's three business segments. The following discussion focuses on the consolidated operating results as shown in the consolidated Statements of Income.

Comparison of 1996 with 1995

Sales and revenue for 1996 totaled $1.2 billion, an increase of $57.2 million or 5.2% from 1995. The Agriculture Group accounted for $41.3 million of the increase. Grain shipment volume was down approximately 19% from 1995. This was more than offset by a 31% increase in average price per bushel. The majority of the volume decrease resulted from a poor 1996 wheat harvest and a poor 1996 corn harvest in some of the primary growing areas served by the Company. The increase in the average selling price is reflective of significant increases in market prices of commodities in the fall of 1995 through late spring of 1996. Wholesale fertilizer experienced a 1% increase in sales with a slight volume increase of 3% and a decrease of 2% in average prices, while the Retail Farm Center sales were unchanged from 1995. The Retail Group experienced a 4.7% increase in sales, led by increases in each of the three Toledo, Ohio area stores. Store closings by some competitors, as well as significant refurbishing of one of the Toledo stores, contributed to this increase. Increased competition is expected in this region in 1997. The Processing and Manufacturing Group experienced sales increases of 8.6% with all major divisions contributing to the Group's improvement. The processing division recorded an increase in sales of $7.8 million or 12%, the manufacturing division had increased sales of $0.5 million or 2.6% and the ventures division increased sales of $0.4 million or 2.9%. Included in other income in 1996 are proceeds of approximately $1 million from the sale of the sorbents business, a small component of the processing division. Overall, other income decreased from 1995 when sales of excess real estate added approximately $2.5 million to operating income.

Gross profit for 1996 totaled $159 million, an increase of $5.7 million or 3.7% from 1995. Significant increases in gross profit were experienced in the Retail Group, with a $2.4 million or 5% increase, and the Processing and Manufacturing Group, with a $3.7 million or 10.7% increase. Gross profit in the Agriculture Group was unchanged. Gross profit, as a percent of total sales and revenue, declined slightly from 14% in 1995 to 13.8% in 1996.

Operating, administrative and general expenses for 1996 totaled $133.6 million, a $4.4 million or 3.4% increase over 1995. Two million dollars of this increase was due to additional provision for losses on accounts and notes receivable relating primarily to nonperformance on grain contracts and related nonpayment of accounts receivable. As a percent of total sales and revenue, operating administrative and general expenses again decreased from 11.8% in 1995 to 11.6% in 1996.

Interest expense for 1996 was $13.7 million, a $0.3 million or 2.3% decrease from 1995. The average daily borrowing amount was unchanged from 1995 but the average rate decreased 0.45%. Borrowings for both 1995 and 1996 were unusually high due to the significant rise in commodity prices in the third quarter of 1995 until their fall in mid-1996. The Company's cost to carry higher value grain inventory and resulting margin requirements for its commodity hedge portfolio, required additional funding in the first half of the year. These short-term borrowings were reduced to zero by year end.

Income before income taxes of $11.9 million represented an improvement of $1.6 million or 15% from the 1995 pretax income of $10.3 million. Net income (after considering the 1995 pro forma tax adjustment) also improved 2.1% to $6.4 million from $6.3 million. The 1996 net income includes a non-recurring charge of $0.8 million to establish deferred income taxes on the assets and liabilities of the Partnership. Earnings per share (also after considering the 1995 pro forma tax adjustment) increased 2.7% from $0.74 per share in 1995 to $0.76 per share in 1996.

Comparison of 1995 with 1994:

Sales and revenue for 1995 totaled $1.1 billion, an increase of $126 million or 13% from 1994. Grain shipment volume increased 11% and the average price per bushel increased 9%, representing 85% of the total increase. A portion of the volume increase resulted from two grain facilities which the Company leased or acquired in mid 1994 and, therefore, did not report full year results of operations. The Company's Retail Group experienced a 1% decrease in same-store sales but all other operating units experienced some level of increase. Notable increases include the manufacturing division of the Processing and Manufacturing Group, which experienced a $6.4 million or 46% increase in sales and the Retail Farm Center division of the Agriculture Group which experienced a $7 million or 35% increase. Half of the Retail Farm Center increase resulted from new facilities. In addition, the Company liquidated a portion of its excess real estate, realizing gains of approximately $2.5 million which are included in other income.

Gross profit for 1995 was $154 million, a $4 million or 2.8% increase from 1994. The increase in other income of $2.6 million accounts for the majority of the gross profit increase. Gross profit, as a percent of total sales and revenue decreased from 15.4% in 1994 to 14% in 1995.

Operating, administrative and general expenses for 1995 were $129 million, a $3.7 million or 3% increase over 1994. Of this increase, one percent was due to the two facilities which began operations in 1994. As a percent of total sales and revenue, operating, administrative and general expenses decreased from 12.9% in 1994 to 11.8% in 1995.

Interest expense for 1995 was $14 million, a $5.6 million or 67% increase over 1994. This was due to a 64% higher average daily borrowing and a 1.5% increase in the average short-term interest rate. See Note 6 to the consolidated financial statements.

Income before income taxes of $10.3 million represented a decrease from the 1994 level of $15.5 million. Net income (after considering pro forma tax adjustments for both 1995 and 1994) represented a decrease of $3 million or 32% from the 1994 level. After the pro forma tax adjustment, earnings per share for 1995 were $0.74 as compared to $1.10 in 1994.

Liquidity and Capital Resources

The Company's operations provided cash of $159 million in 1996 as compared to using $60 million in cash in 1995. This change was due primarily to the sale of a portion of the Company's grain inventories in response to market conditions and a reduction in the market price (on which the Company values its commodity inventories) decreasing the value of the bushels remaining in inventory. In addition, margin deposits with the Chicago Board of Trade were refunded to the Company as the commodity prices dropped.

The Company has significant short-term lines of credit available to finance working capital, primarily inventories and accounts receivable. Lines of credit available on December 31, 1996 were $250 million, a reduction from a high of $385 million that the Company had available earlier in the year. Although there were no outstanding balances on the Company's short-term lines of credit on December 31, 1996, several lines were again drawn in January 1997. Typically, the Company's highest borrowing occurs in the spring due to seasonal inventory requirements in several of the Company's businesses, credit sales in the lawn products and agricultural fertilizer businesses and a customary reduction in grain payables due to customer cash needs and market strategies. The Company utilizes interest rate contracts to manage interest rate risk by converting variable rates on its short-term borrowings to intermediate-term fixed rates, consistent with projected borrowing needs. As of December 31, 1996, the Company had four $10 million interest rate swaps maturing in 1997 which converted variable rates to fixed rates ranging from 4.94% to 5.965%. The Company incurred $30,000 of additional interest expense from participating in swaps.

The final payments to former partners electing not to participate in the merger were made in the first quarter of 1996. No cash dividends were paid in 1996, but a cash dividend of $0.03 per common share was declared for shareholders of record on January 2, 1997. The Company will be required to make quarterly income tax deposits in 1997 as well as pay its 1996 income tax liability in the first quarter of 1997. The Company also purchased 70,000 of its common shares on the open market for use in its Employee Share Purchase program at an average price of $8.57 per share.

During 1996, the Company invested approximately $10 million in capital additions and improvements, including $2.0 million for renovations to the Maumee and Toledo retail stores, $1.6 million for new information systems, $0.7 million for additional storage capacity and $3.6 million for plant upgrades and improvements. Approximately $17 million is budgeted for capital spending in 1997 including $6 million for retail store improvements, $5 million for acquisition of businesses and transportation systems, $1 million for additional storage capacity and $1 million for improvements to production facilities. These expenditures are expected to be funded by cash generated from operations.

Certain of the Company's long-term debt is secured by first mortgages on various facilities. In addition, some of the long-term borrowings include provisions that impose minimum levels of working capital and equity, limitations on additional debt and requires that the Company be substantially hedged in its grain transactions. Additionally, the Company has entered into a long-term interest rate contract to convert $9.4 million of its variable rate debt to a fixed rate of 6.85%.

As of December 31, 1996 the Company held $22 million in short-term investments. The Company's liquidity is enhanced by the fact that grain inventories are readily marketable and the Maumee and Toledo, Ohio elevators serve as delivery points for Chicago Board of Trade contracts. In the opinion of management, the Company's liquidity is adequate to meet short-term and long-term needs.

Forward Looking Statements

The preceding Letter to Shareholders, Business Review and Management's Discussion and Analysis contain various "forward-looking statements" which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following factors could cause actual results to differ materially from historical results or those anticipated; weather, supply and demand of commodities including grains, fertilizer and other basic raw materials, market prices for grains and the potential for increased margin requirements, regulatory agency review of grain contracts and related contract default litigation, competition, interest rates and income taxes.

SELECTED FINANCIAL DATA

(in thousands, except for per share data)
                              1996       1995      1994     1993      1992

Operating Results
Total sales and revenues   $1,154,956 $1,097,730 $971,638 $800,345 $771,380
Income from continuing
  operations (a)                6,406      6,273    9,285    6,986    6,284
Per share data:
Income from continuing
  operations (b)                   .76        .74     1.10      .83      .75
Dividends paid (c)                  -          -        -        -        -

Balance Sheet Data
Total assets                 $346,591   $455,518 $344,809 $360,586 $259,294
Working capital                61,649     58,897   57,623   47,795   40,940
Long-term debt                 68,568     74,139   71,217   52,259   46,077
Owners' equity                 73,249     67,260   64,870   56,256   51,970

(a) Includes pro forma income taxes of $3,915 thousand, $5,886 thousand, $4,094 thousand and $3,761 thousand for 1995, 1994, 1993, and 1992, respectively. Income taxes for 1996 includes a charge of $812 thousand to establish deferred income taxes on the assets and liabilities of the Partnership. See Note 1 to the consolidated financial statements of the Company.
(b) Amounts are net of pro forma income taxes of $.47, $.70, $.48 and $.44 for 1995, 1994, 1993 and 1992, respectively. Amounts for 1992 through 1995 were calculated using the actual number of shares that were outstanding on the date of the merger.
(c) There were no dividends paid in 1996. Distributions made to partners are not included in this table.


SELECTED QUARTERLY FINANCIAL DATA

The following tables present selected unaudited quarterly financial data for the years ended December 31, 1996 and 1995:

(in thousands, except per share data)

1996                   First        Second          Third         Fourth
                      Quarter       Quarter        Quarter        Quarter
Net sales             $256,714      $345,229       $227,651       $325,362
Cost of sales          216,981       303,250        196,542        278,952
Gross profit            39,733        41,979         31,109         46,410
Net income (loss)        1,269         1,380         (1,806)         5,563
Net income (loss)
  per share               $.15          $.16          $(.21)          $.66

1995

Net sales             $207,327      $262,637       $283,778       $343,988
Cost of sales          170,983       224,501        252,682        296,010
Gross profit            36,344        38,136         31,096         47,978
Pro forma net income
  (loss)                 1,198         1,615         (2,026)         5,486
Pro forma net income
  (loss) per share        $.14          $.19          $(.24)          $.65


Market for Common Stock

The following table sets forth the high and low bid prices for the Company's Common Stock as quoted on the Nasdaq National Market System for the period from February 20, 1996 (the Company's first day of trading) to December 31, 1996. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


1996                                 High               Low

First quarter                       $17.68             $9.75
Second quarter                       11.00              8.75
Third quarter                         9.50              8.00
Fourth quarter                        9.50              7.25

Report of Independent Auditors

Board of Directors
The Andersons, Inc.

We have audited the accompanying consolidated balance sheets of The Andersons, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, cash flows and changes in owners' equity for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Andersons, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                                     /s/ Ernst & Young LLP

Toledo, Ohio
January 31, 1997


The Andersons, Inc.
Consolidated Statements of Income
                                               Year ended December 31
 (in thousands, except per share data)     1996        1995         1994

Grain sales and revenues              $  700,326  $  660,121   $  551,836
Fertilizer, retail and other sales       449,978     432,289      417,044
Other income                               4,652       5,320        2,758
                                       1,154,956   1,097,730      971,638

Cost of grain sales                      659,244     617,934      513,893
Cost of fertilizer, retail
  and other sales                        336,481     326,242      308,381
                                         995,725     944,176      822,274
Gross profit                             159,231     153,554      149,364

Operating, administrative and
  general expenses                       133,637     129,210      125,472
Interest expense                          13,703      14,019        8,395
                                         147,340     143,229      133,867
Income before income taxes                11,891      10,325       15,497
Income taxes                               5,485         137          326
Net income                             $   6,406      10,188       15,171

Pro forma income taxes (See Note 1)                    3,915        5,886
Pro forma net income                                $  6,273     $  9,285
Earnings per share (Pro forma for
  1995 and 1994 - See Note 1)          $     .76    $    .74     $   1.10

Weighted average shares outstanding        8,425       8,430        8,430

See accompanying notes.


The Andersons, Inc.
Consolidated Balance Sheets
                                                    December 31
(in thousands)                               1996                1995

Assets
Current assets:
  Cash and cash equivalents               $ 27,524             $  5,052
  Accounts receivable:
    Trade accounts, less allowance for
      doubtful accounts of $3,230 in
      1996; $3,514 in 1995                  73,694               68,362
    Margin deposits                            327               20,753
                                            74,021               89,115
  Inventories                              150,297              269,930
  Deferred income taxes                      1,864                    -
  Prepaid expenses                           3,929                4,314
Total current assets                       257,635              368,411
Other assets:
  Notes receivable and other assets,
    less allowance for doubtful notes
    receivable of $735 in 1996; $1,277
    in 1995                                  5,951                4,575
  Investments in and advances to
    affiliates                               1,340                  670
                                             7,291                5,245
Property, plant and equipment               81,665               81,862
                                          $346,591             $455,518


Liabilities and owners' equity
Current liabilities:
  Notes payable                           $     --             $120,267
  Accounts payable for grain                96,932               94,084
  Other accounts payable                    75,713               72,777
  Accrued expenses                          16,981               14,357
  Current maturities of long-term debt       6,360                8,029
Total current liabilities                  195,986              309,514
Pension and postretirement benefits          2,804                2,929
Long-term debt                              68,568               74,139
Deferred income taxes                        5,371                  675
Minority interest                              613                1,001
Owners' equity                              73,249               67,260
                                          $346,591             $455,518
See accompanying notes.


The Andersons, Inc.
Consolidated Statements of Cash Flows


                                              Year ended December 31
(in thousands)                             1996        1995         1994

Operating activities
Net income, as reported                 $  6,406    $ 10,188    $ 15,171
Adjustments to reconcile net income,
  as reported, to net cash provided
  by (used in) operating activities:
    Depreciation and amortization          9,730       9,318       8,105
    Provision for losses on accounts
      and notes receivable                 4,322       2,229       2,683
    Deferred income taxes                  2,766          --          --
    Gain on sale of property,
      plant and equipment                   (182)     (2,568)       (161)
    Other                                   (491)        (70)        (77)
    Changes in operating assets
      and liabilities:
        Accounts receivable               10,772     (38,775)     10,486
        Inventories                      119,633     (71,295)     12,388
        Prepaid expenses and other
          assets                          (1,875)        815        (992)
        Accounts payable for grain         2,848      10,240         132
        Other accounts payable and
          accrued expenses                 5,335      19,818       4,574
Net cash provided by (used in) operating
  activities                             159,264     (60,100)     52,309

Investing activities
Purchases of property, plant and
  equipment                               (9,955)    (11,894)    (22,663)
Proceeds from sale of property, plant
  and equipment                              720       1,242         848
Sales and maturities of investments          366         565       2,179
(Advances to) payments received from
  affiliates                                 (29)        518        (640)
Acquisition of business, net of cash
  acquired                                    --      (1,427)         --
Purchases of investments                      --        (101)       (739)
Net cash used in investing activities     (8,898)    (11,097)    (21,015)

Financing activities
Net increase (decrease) in short-term
  borrowings                            (120,267)     68,578     (37,900)
Proceeds from issuance of long-term debt 140,780      56,570      35,509
Payments of long-term debt              (147,743)    (49,616)    (20,144)
Purchase of common stock for the
  treasury                                  (600)         --          --
Payments to partners and shareholders
  and other deductions from owners
  equity accounts                            (64)     (7,556)     (7,323)
Capital invested by partners and
  shareholders                                --       1,350         755
Net cash provided by (used in) financing
  activities                            (127,894)     69,326     (29,103)

Increase (decrease) in cash and cash
  equivalents                             22,472      (1,871)      2,191
Cash and cash equivalents at beginning
  of year                                  5,052       6,923       4,732
Cash and cash equivalents at end of
  year                                 $  27,524    $  5,052    $  6,923

Noncash operating, investing and
  financing activities:
    Exchange of fixed assets for
      investment                       $     513
    Exchange of employee bonds for
      common shares                    $     275
    Acquisition of business:
      Working capital, other than cash              $     90
      Property, plant and equipment                    4,096
      Short and long-term debt assumed                (2,070)
      Deferred tax liabilities assumed                  (689)
        Net cash expended                           $  1,427

    Donation of land to charity                     $  1,648
    Notes received on sale of land                  $  2,431
    Assumption of long-term debt in
      purchase of property, plant
      and equipment                                             $  5,217

See accompanying notes.



The Andersons, Inc.
Consolidated Statements of Changes in Owners' Equity

                   Converted Equity
                              The
                          Andersons
                    The   Management
                 Andersons   Corp.                  Additional
                  Partners' Common  Common Treasury  Paid-in  Retained
(in thousands)    Capital   Shares  Shares  Shares   Capital  Earnings Total

Balances at
 January 1, 1994 $ 54,649  $ 1,388   $ --   $  --    $    --  $  219  $56,256
  Net income as
   reported        14,919                                        252   15,171
  Distributions
   and other
   changes        (6,560)        3                                     (6,557)
Balances at
 December 31,
  1994             63,008    1,391     --      --         --     471   64,870
  Net income as
   reported         9,960                                        228   10,188
  Distributions
   and other
   changes         (7,812)     (15)                               29   (7,798)
Balances at
 December 31,
  1995             65,156    1,376     --      --         --     728   67,260
Merger transaction
 Issuance of 8,399
  thousand shares
  to convert
  equity          (65,092)  (1,376)    84             66,384               --
 Payments to
  dissenting
  partners and
  for fractional
  shares             (64)                                                 (64)
 Issuance of 31
  thousand shares
  to convert
  employee bonds                                         275              275
Balances at
 January 2, 1996      --        --     84      --     66,659     728   67,471
  Net income for
   the year                                                    6,406    6,406
  Purchase of 70
   thousand shares
   for treasury                              (600)                       (600)
  Sale of available-
   for-sale
   securities                                                    (28)     (28)
Balances at
 December 31,
  1996           $    --   $    --    $84   $(600)   $66,659  $7,106  $73,249


See accompanying notes.


The Andersons, Inc.
Notes to Consolidated Financial Statements
December 31, 1996


1. Basis of Financial Presentation

On January 2, 1996, The Andersons, an Ohio limited partnership (the "Partnership") merged with and into The Andersons Management Corp. (the "Company") and the partnership was dissolved. Concurrent with the merger, the Company changed its name to The Andersons, Inc. Prior to the merger, the Company was the sole general partner of the Partnership, and the Company and the Partnership shared common ownership in that ownership of Class A Common shares of the Company was restricted to limited partners of the Partnership and ownership of Class B Common shares (voting shares) was restricted to holders of Class A Common shares.

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

The Partnership's net income was includable in the federal income tax returns of its partners, and therefore, the Partnership did not pay federal income taxes. The Partnership's operations will be included in the Company's U. S. federal income tax return effective January 2, 1996, and therefore, a net deferred tax liability and corresponding expense of $0.8 million was recorded in the first quarter of 1996. The income statements for 1995 and 1994 were restated to present pro forma income taxes and pro forma earnings per share as if the change in the corporate structure had been effective on January 1, 1994.

Pro forma net income per share is calculated on the actual shares that were outstanding at the date of the merger. In the merger transaction, 8.1 million shares were issued to the partners of the Partnership and the remainder to shareholders of the Company and employees who held convertible bonds of the Partnership.

In connection with the merger, approximately $0.6 of merger costs and expenses were incurred and were charged to expense in 1995. The merger costs consisted of legal, accounting and benefits consulting fees.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash and all highly liquid debt instruments purchased with an initial maturity of three months or less. The carrying value of these assets approximate their fair values.

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

The fair market value of held-to-maturity securities, consisting primarily of time deposits and U.S. Treasury securities, approximated their amortized cost of $22.9 million and $6.0 million at December 31, 1996 and 1995, respectively. The held-to-maturity securities are included in cash and cash equivalents and margin deposits in the consolidated balance sheets and mature within one year.

Inventories

Inventories of grain are hedged to the extent practicable and are valued on the basis of replacement market prices prevailing at the end of the year. Such inventories are adjusted for the amount of gain or loss (based on year-end market price quotations) on open grain contracts at the end of the year. Contracts in the commodities futures market, maintained for hedging purposes, are valued at market at the end of the year and income or loss to that date is recognized. Grain contracts maintained for other merchandising purposes are valued in a similar manner, and net margins from these transactions are included in grain sales and revenues.

All other inventories are stated at the lower of cost or market. Cost is determined by the average cost method.

Property, Plant and Equipment

Land, buildings and equipment are carried at cost. Depreciation is provided over the estimated useful lives of the individual assets principally by the straight-line method.

Accounts Payable for Grain

The liability for grain purchases on which price has not been established (delayed price) has been computed on the basis of replacement market at the end of the year, adjusted for the applicable premium or discount.

Revenue Recognition

Sales of grain and other products are recognized at the time of shipment. Revenues from merchandising activities are recognized as open contracts are marked to market or as services are provided.

Income Taxes

Deferred income taxes are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

Preopening Expenses

Preopening expenses are charged to income as incurred.

Advertising

Advertising costs are expensed as incurred. Advertising expense of $3.1 million, $3.6 million and $4.2 million is included in operating, administrative and general expense in 1996, 1995 and 1994, respectively.

Reclassifications

Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the 1996 presentation. These reclassifications had no effect on net income.

3. Inventories

Major classes of inventories are as follows:

                                                 December 31
(in thousands)                               1996           1995

Grain                                     $ 70,762        $186,989
Agricultural fertilizer and supplies        21,897          19,602
Merchandise                                 29,527          29,909
Lawn and corn cob products                  17,633          21,729
Other                                       10,478          11,701
                                          $150,297        $269,930


4. Property, Plant and Equipment

The components of property, plant and equipment are as follows:

                                                 December 31
(in thousands)                               1996           1995

Land                                      $ 11,261        $ 11,179
Land improvements and leasehold
  improvements                              24,431          23,926
Buildings and storage facilities            80,669          78,210
Machinery and equipment                     99,871          97,970
Construction in progress                     1,795             972
                                           218,027         212,257
Less allowances for depreciation
  and amortization                         136,362         130,395
                                          $ 81,665        $ 81,862


5. Banking and Credit Arrangements

The Company has available lines of credit for unsecured short-term debt with banks aggregating $250 million. The credit arrangements, the amounts of which are adjusted from time to time to meet the Company's needs, do not have termination dates but are reviewed at least annually for renewal. The terms of certain of the lines of credit provide for annual commitment fees.

The following information relates to borrowings under short-term lines of credit during the year indicated.

(in thousands, except for interest rate)     1996         1995        1994

Maximum borrowed                           $207,800     $195,500    $127,600
Average daily amount borrowed
  (total of daily borrowings divided by
  number of days in period)                 119,187      118,382      72,183
Average interest rate (computed by
  dividing interest expense by average
  daily amount outstanding)                  6.10%        6.55%        5.03%


6. Long-Term Debt

Long-term debt consists of the following:

                                                 December 31
(in thousands)                               1996           1995
Note payable, 7.84%, payable $75
  thousand quarterly through July
  1997, and $398 thousand  quarterly
  thereafter, due 2004                     $14,250        $14,550
Note payable under revolving credit line    16,300         20,000
Notes payable, variable rate (6.5625% at
  December 31, 1996), payable $336
  thousand quarterly beginning October
  1997, due 2004                             9,418          9,418
Other notes payable                          1,036          1,101
Industrial development revenue bonds:
  6.5%,  sinking fund $900 thousand to
    $1 million payable annually, due 1999    2,900          3,700
  Variable rate (5.5% at December 31, 1996),
    payable $882 thousand annually through
    2004                                     6,351          7,233
  Variable rate (4.6% at December 31, 1996),
    due 2025                                 3,100          3,100
Debenture bonds, 6.5% to 10%, due 1997
  through 2006                              21,030         22,193
Employee bonds                                  --            304
Other bonds, 4% to 9.6%                        543            569
                                            74,928         82,168
Less current maturities                      6,360          8,029
                                           $68,568        $74,139


The Company has a $40 million revolving line of credit with a bank which bears interest based on the LIBOR rate (7.225% at December 31, 1996). Borrowings under this agreement totalled $16.3 million at December 31, 1996. The revolving credit line expires on July 1, 1998.

The variable rate notes payable, the notes payable in quarterly installments, and the industrial development revenue bonds are collateralized by first mortgages on certain facilities and related property with a book value of approximately $29 million .

The various underlying loan agreements, including the Company's revolving credit line, contain certain provisions which require the Company to, among other things, maintain minimum working capital of $32 million and net equity (as defined) of $43 million, limit the addition of new long-term debt, limit its unhedged grain position to 2 million bushels, and restrict the amount of dividends. The Company was in compliance with these covenants at December 31, 1996.

The aggregate annual maturities of long-term debt, including sinking fund requirements, are as follows: 1997--$6 million; 1998--$24 million; 1999--$6 million; 2000--$7 million and 2001--$7 million.

Interest paid (including short-term lines of credit) amounted to $15 million, $13 million and $8 million in 1996, 1995 and 1994, respectively.

The Company periodically utilizes interest rate contracts to manage interest rate risk by converting variable interest rates on short-term borrowings to intermediate-term fixed rates consistent with projected borrowing needs. Income or expense associated with interest rate swap agreements is recognized on the accrual basis over the life of the swap agreement as a component of interest expense. The Company entered into a long-term interest rate swap in December 1996 to convert its variable rate $9.4 million note payable to a fixed rate of 6.85%. This swap expires in October 2002. The notional amount of this swap equals the outstanding balance of the long-term note and amortizes in the same manner as the note principal. At December 31, 1996, the Company was participating in four short-term interest rate swap agreements, each with a notional amount of $10 million. The interest rate swaps expire in March and June of 1997 and convert variable interest rates to fixed rates of 4.94% to 5.965%. The effect of interest rate swaps on interest expense was not significant in 1996, 1995 and 1994.

7. Income Taxes

Income taxes consist of the following:
                                              Year ended December 31
                                                           Pro Forma
                                                          (Unaudited)
(in thousands)                             1996        1995        1994

Current:
   Federal                                $2,268       $3,088      $5,652
   State and local                           451          791       1,404
                                           2,719        3,879       7,056

Deferred:
   Federal                                 2,134          138        (676)
   State and local                           632           35        (168)
                                           2,766          173        (844)
Total:
   Federal                                 4,402        3,226       4,976
   State and local                         1,083          826       1,236
                                          $5,485       $4,052      $6,212

A reconciliation from the statutory U.S. federal tax rate of 35% to the effective tax rate is as follows:


                                                           Pro Forma
                                                          (Unaudited)
                                           1996        1995        1994

Statutory U.S. Federal tax rate            35.0%       35.0%       35.0%
Increase in rate due to:
  State and local income taxes net of
    related federal taxes                   4.4%        4.4%        4.4%
  Net basis differences of partnership      6.8%         --          --
  Other                                    (0.1)%      (0.2)%       0.7%
Effective tax rate                         46.1%       39.2%       40.1%

Income taxes paid in 1996, 1995 and 1994 were $131,000, $340,000, and
$321,000.

Significant components of the Company's historical deferred tax liabilities and assets are as follows:


                                                 December 31
(in thousands)                               1996           1995

Deferred tax liabilities:
  Tax depreciation in excess of book
    depreciation                           $(7,602)        $(675)
  Prepaid employee benefits                 (1,170)           --
  Deferred income                             (695)           --
  Other                                       (216)           --
                                            (9,683)         (675)
Deferred tax assets:
  Employee benefits                          2,534            --
  Accounts receivable allowance for
    doubtful accounts                        1,249            --
  Inventory reserve                          1,042            --
  Investments                                  866            --
  Deferred income                              309            --
  Other                                        176            --
                                             6,176            --
Net deferred tax liability                 $(3,507)        $(675)


8. Owners' Equity

Owners' equity is comprised of the following:

(in thousands)                                   December 31
                                             1996           1995
Common Shares, without par value
  Authorized -- 25,000 shares
  Issued -- 8,430 shares at stated
    value of $.01 per share                $    84        $    --
Additional paid in capital                  66,060             --
Converted Equity
  The Andersons Partners' Capital               --         65,156
  The Andersons Management Corp. Common
    Shares                                      --          1,376
Retained earnings                            7,105            699
Unrealized gain on available-for-sale
  securities                                    --             29
                                           $73,249        $67,260


The Company has two stock-based compensation plans: Long-Term Performance Compensation Plan (the "LT Plan") and its Employee Share Purchase Plan (the "ES Plan"). The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options under these plans because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized for either of its plans.

The Company's shareholders approved the LT Plan which authorizes the board of directors to grant options to employees and outside directors for up to 500,000 common shares of the Company. Options granted to employees have a term of 10 years or less. Formula-based options granted to outside directors have a fixed term of five years and vest after one year. Options granted to management personnel under the LT Plan in 1996 have a five year term and vest 40% immediately, 30% after one year and the remaining 30% after two years.

The Company's ES Plan, whereby employees may use payroll withholdings to purchase common shares of the Company, also contains an option component. The share purchase price is the lower of the market value at the beginning of the year or the market value at the end of the year. A liability has been recorded for withholdings not yet applied towards the purchase of common stock.

Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to
December 31, 1994 under the fair value method of that Statement.    The fair
value of the options under the Company's two plans is estimated at the date of grant using a Black-Scholes option pricing model. Assumptions for the LT Plan were as follows: risk free interest rate of 5.39% for options granted to non-employee directors and 5.55% for options granted to employees; dividend yield of 1.30%; volatility factor of the expected market price of the Company's common shares of .389; and an expected life for the options of five years. Assumptions for the ES Plan were as follows: risk free interest rate of 5.07%; dividend yield of 1.30%, volatility factor of the expected market price of the Company's common shares of .389; and an expected life for the option of one year.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had compensation cost for the Company's two stock option plans been determined based on fair value at the grant date for awards, consistent with the provisions of Statement 123, the Company's net income and earnings per share would have been reduced to $6,154 and $0.73, respectively, in 1996, on a pro forma basis.

A summary of the Company's stock option activity, and related information for the year ended December 31, 1996 follows:

(in thousands, except for weighted-averages)  LT PLAN        ES PLAN

Outstanding at January 1, 1996                   --             --
Granted / Subscribed                            137             59
Exercised                                        --             --
Forfeited / Cancelled                            --            (10)
Outstanding at December 31, 1996                137             49

Exercisable at December 31, 1996                 52             49

Weighted-average remaining contractual life
  (in years)                                    4.14             0

The weighted-average exercise price for all options outstanding at December 31, 1996 is $8.60. The weighted-average fair value of options granted at December 31, 1996 is $2.76.

9. Leases

The Company leases certain equipment and real property under operating leases, including rail cars which are subleased to third parties. Net rental expense under operating leases was as follows:

(in thousands)                              1996        1995        1994

Total rental expense                      $11,934     $11,242      $8,562
Less rental income from subleases           7,924       6,313       2,884
Net rental expense                        $ 4,010     $ 4,929      $5,678

Future minimum rentals for all noncancelable operating leases and future rental income from subleases are as follows:

(in thousands)
                                        Future Minimum        Future Sublease
                                            Rentals               Income

1997                                       $ 9,679                $ 6,648
1998                                         8,034                  5,796
1999                                         5,144                  3,313
2000                                         3,107                  1,426
2001                                         2,503                    829
Future years                                 5,773                    608
                                           $34,240                $18,620

10. Employee Benefit Plans

The Company sponsors several employee benefit programs which include the following: Defined Benefit Pension Plan and Supplemental Defined Benefit Pension Plan, Retirement Savings Investment Plan, Cash Profit Sharing Plan, Management Performance Program and health insurance benefits.

Substantially all full-time employees are covered by the Company's Defined Benefit Pension Plan. The benefits are based on the employee's highest five consecutive years of compensation during their last ten years of service. The Company's policy is to pay into trusteed funds each year an amount equal to the annual pension expense calculated under the Entry Age Normal method. In addition, the Company has a Supplemental Retirement Plan which is a non-qualified deferred compensation plan designed to cover all Defined Benefit Plan participants whose compensation exceeds the Internal Revenue Code limitation. Supplemental Plan benefits are calculated similarly to the Defined Benefit Plan and are based on compensation in excess of the Internal Revenue Code limitation.

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31, 1996 and 1995.

                                                         December 31
(in thousands)                                       1996           1995

Actuarial present value of benefit obligation:
  Vested benefits                                  $ 8,456        $ 6,666
  Non-vested benefits                                  442            329
  Accumulated benefits obligation                    8,898          6,995
  Impact of future salary increases                  5,184          4,196
  Projected benefit obligation for service
    rendered to date                                14,082         11,191
Plan assets at fair value                           13,017          9,606
Projected benefit obligation in excess of
  plan assets                                        1,065          1,585
Unrecognized net asset at adoption of FAS 87,
  net of amortization                                   92            143
Unrecognized net gain (loss)                          (497)           526
Prior service cost                                    (254)          (292)
Net pension liability recognized in balance sheet
  (includes current portion of $865 thousand in
  1996 and $1,498 thousand in 1995)                $   406        $ 1,962


Net periodic pension cost includes the following components:

                                               Year ended December 31
(in thousands)                              1996        1995        1994

Service cost - benefits earned during
  the period                              $ 1,503     $ 1,234     $ 1,082
Interest cost on projected benefit
  obligation                                  796         681         563
Return on plan assets                      (1,394)     (2,018)         71
Net amortization and deferral                 547       1,425        (655)
Net periodic pension cost                 $ 1,452     $ 1,322     $ 1,061


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

Under the Retirement Savings Investment Plan (RSIP) (401K) eligible participating employees may elect to contribute specified amounts up to 15% of their gross pay on a tax-deferred basis, subject to certain limitations, to a trust for investment in a family of mutual funds. The Company contributes an amount equal to 50% of the participant's contributions, but not in excess of 3% of the participant's annual gross pay. Participants are fully vested in their contributions to the RSIP. Participants hired before January 1, 1993 vest immediately in the Company's matching contributions and participants hired after December 31, 1992 vest ratably over five years. The matching contributions to the RSIP amounted to $1 million, $0.9 million, and $0.9 million in 1996, 1995 and 1994, respectively.

Substantially all full-time employees are included in the Cash Profit Sharing Plan. The Plan provides for participants to receive certain percentages of their pay as various threshold levels of return on capital of the Company are achieved. The Company also has a Management Performance Program for certain levels of management. Participants in the Management Performance Program are not eligible to participate in the Cash Profit Sharing Plan. The expense for profit sharing/management performance programs was $2.2 million, $1.6 million and $3.9 million for 1996, 1995 and 1994, respectively.

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

The Company's postretirement benefits are not funded. The status of the plan as of December 31 is as follows:
(in thousands)                                       1996           1995

Accumulated postretirement benefit
  obligation:
    Retirees                                       $ 5,035        $ 5,502
    Fully eligible active plan participants            823            656
    Other active participants                        3,737          3,593
                                                     9,595          9,751
Unrecognized net transition obligation              (6,730)        (7,150)
Unrecognized net gain (loss)                           398           (136)
Accrued postretirement benefit cost                $ 3,263        $ 2,465


Net periodic postretirement benefit cost includes the following components:


                                                 Year ended December 31
(in thousands)                              1996        1995        1994
Service cost                               $  272      $  247      $  245
Interest cost                                 666         679         750
Net amortization                              421         421         452
Net periodic postretirement benefit costs  $1,359      $1,347      $1,447

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. The weighted average discount rate used in determining the postretirement benefit cost was 7.5% for all years presented.

The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan was 6% in 1996, declining to 5% in 1997 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase the annual postretirement benefit cost by approximately $190 thousand and the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $1.6 million.

To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $2.3 million and $2.7 million at December 31, 1996 and 1995, respectively, and such amounts are included in prepaid expenses.

11. Commitments and Risk Management

The Company has, in the normal course of its business, entered into contracts to purchase and sell grain and has interest in other commodity contracts requiring performance in future periods. Contracts for purchase of grain from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for sale of grain to processors and other consumers generally do not extend beyond one year. The terms of these contracts are consistent with industry practice.

The Company utilizes futures and option contracts that are traded on a regulated exchange to hedge its net price exposure from grain inventories held and firm commitments to purchase or sell grain and to limit its cash requirements for margin calls in the event of rising market prices. The Company's policy is to hedge its net price exposure and at December 31, 1996, nearly 100% of its grain inventories held and firm commitments under forward contracts were hedged with futures contracts. All grain inventories held, firm commitments under forward contracts and futures and option contracts are marked to market on a daily basis.

12. Fair Values of Financial Instruments

The fair values of the Company's financial instruments, consisting of cash equivalents, margin deposits, investments in and advances to affiliates and long and short-term debt, approximate their carrying values since the instruments either provide for short terms to maturity or interest at variable rates based on market indexes or, in the case of investments in affiliates, the investments are being carried on the equity method which approximate fair value. The Company believes the fair value of its long-term notes payable and debentures, some of which bear fixed rates and terms of five or ten years, outstanding at December 31, 1996 and 1995 approximate their carrying values, based upon current interest rates offered by the Company on similar bonds and rates currently available to the Company.

13. Business Segments

The Company operates three business segments: Agriculture Group, Retail Group and the Processing and Manufacturing Group (formerly the Business Development Group). The Agriculture Group includes grain merchandising, operation of terminal grain elevator facilities, and distribution of agricultural products, primarily fertilizer. The Retail Group includes operation of retail stores and a distribution center. The Processing and Manufacturing Group includes production and distribution of lawn and corn cob products, railcar leasing and repair and the marketing of the Company's excess real estate as well as other, smaller businesses.

In 1995, the Company realigned its segments, moving some smaller divisions to the Processing and Manufacturing Group to reflect the management structure and development cycle of these businesses.

The segment information includes the allocation of expenses shared by one or more segments. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses.

                                               Year ended December 31
(in thousands)                              1996         1995       1994
Sales and revenues:
  Agriculture Group:
    Sales to unaffiliated customers    $  841,262   $  796,754   $ 678,316
    Intersegment sales                      2,314        6,630       3,106
    Merchandising revenue and other
      income                               25,472       28,090      29,623
                                          869,048      831,474     711,045
  Retail Group:
    Sales to unaffiliated customers       175,987      168,051     169,009
    Other income                              146          282         113
                                          176,133      168,333     169,122
  Processing and Manufacturing Group:
    Sales to unaffiliated customers       108,997      100,402     92,965
    Intersegment sales                        950          929        870
    Other income                            2,615        3,296        765
                                          112,562      104,627     94,600

  Other income                                477          855        847
  Eliminations--intersegment sales         (3,264)      (7,559)    (3,976)
Total sales and revenues               $1,154,956   $1,097,730   $971,638

Operating profit:
  Agriculture Group                    $   15,046   $   16,920   $ 18,901
  Retail Group                              6,680        4,392      4,596
  Processing and Manufacturing Group        7,733        6,719      5,594
Total operating profit                     29,459       28,031     29,091

Other income                                  371          664        641
Interest expense                          (13,703)     (14,019)    (8,395)
General expenses                           (4,236)      (4,351)    (5,840)
Income before income taxes             $   11,891   $   10,325   $ 15,497

Identifiable assets:
  Agriculture Group                    $  190,932   $  321,045   $207,833
  Retail Group                             61,799       61,296     64,135
  Processing and Manufacturing Group       56,196       62,313     59,881
  General                                  37,664       10,864     12,960
Total assets                           $  346,591   $  455,518   $344,809

Depreciation and amortization expense:
  Agriculture Group                    $    4,336   $    4,186   $  3,391
  Retail Group                              2,870        2,771      2,567
  Processing and Manufacturing Group        2,061        1,960      1,789
  General                                     463          401        358
Total depreciation and amortization
  expense                              $    9,730   $    9,318   $  8,105

Capital expenditures:
  Agriculture Group                    $    4,417   $   10,072   $  6,689
  Retail Group                              3,042        2,749     12,981
  Processing and Manufacturing Group        2,029        2,536      5,995
  General                                     690          633        635
Total expenditures                     $   10,178   $   15,990   $ 26,300


Intersegment sales are made at prices comparable to normal, unaffiliated customer sales. Operating profit is sales and merchandising revenues plus interest and other income attributable to the operating area less operating expenses, excluding interest and general expenses. Identifiable assets by segment include accounts receivable, inventories, advances to suppliers, property, plant and equipment and other assets that are directly identified with those operations. General assets consist of cash, investments, land and buildings and equipment associated with administration and services, and other assets not directly identified with segment operations. Grain sales for export to foreign markets amounted to approximately $193 million, $194 million and $130 million in 1996, 1995 and 1994, respectively.

Board of Directors

Richard P. Anderson (3)
Chairman & Chief Executive Officer
The Andersons, Inc.

Thomas H. Anderson (3)
Chairman Emeritus
The Andersons, Inc.

Donald E. Anderson (3)
Director of Science, retired
The Andersons, Inc.

Michael J. Anderson (3)
President & Chief Operating Officer
The Andersons, Inc.

Richard M. Anderson (1) (3)
Vice President & General Manager,
Processing Division
The Andersons, Inc.

John F. Barrett (2)/(3)
President & Chief Executive Officer,
The Western & Southern Life Insurance Co.

Paul M. Kraus (3)
Attorney
Marshall & Melhorn

Donald M. Mennel (1)/(3)
Attorney, Retired Chairman of the Board
& Chief Executive Officer,
The Mennel Milling Company

David L. Nichols (1)/(2)/(3)
Chairman & Chief Executive Officer,
Mercantile Stores Company, Inc.

Dr. Sidney A. Ribeau (3)
President
Bowling Green State University

Charles A. Sullivan (1)/(2)/(3)
Chairman & Chief Executive Officer,
Interstate Bakeries Corp.

(1)  Audit Committee
(2)  Compensation Committee
(3)  Nominating Committee


Corporate Officers

Thomas H. Anderson
Chairman Emeritus

Richard P. Anderson
Chairman & Chief Executive Officer

Michael J. Anderson
President & Chief Operating Officer

Christopher J. Anderson
President, Processing & Mfg. Group

Daniel T. Anderson
President, Retail Group

Joseph L. Braker
President, Agriculture Group

Joseph C. Christen
Vice President, Human Resource Development

Dale W. Fallat
Vice President, Corporate Services

Phillip C. Fox
Vice President, Corporate Planning

Charles E. Gallagher
Vice President, Personnel

Richard R. George
Vice President & Controller

Beverly J. McBride
Vice President, General Counsel & Secretary

Gary L. Smith
Vice President, Finance & Treasurer



Investor Information

Corporate Offices                    The Andersons, Inc.
                                     480 West Dussel Drive
                                     Maumee, Ohio 43537
                                     (419) 893-5050
                                     Internet:  www.andersonsinc.com

Transfer Agent and Registrar         Harris Trust & Savings Bank
                                     Shareholder Services Division
                                     311 W. Monroe
                                     P.O. Box A-3504
                                     Chicago, Illinois 60690-3504
                                     Shareholder Services (312) 461-5042

Form 10K The Company will provide without charge to any person who is a beneficial owner of its shares, a copy of the Company's 1996 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission. Requests should be addressed to the Investor Relations department of the Company.

Annual Meeting                       The annual shareholders' meeting of The
                                     Andersons, Inc. will be held at the Lucas
                                     Auditorium of the Eleanor Dana Center, on the campus of the Medical College of Ohio, Glendale Avenue, Toledo, Ohio at
                                     7:30 p.m. on May 22, 1997.

Investor Relations                   Gary Smith, Vice President, Finance &
                                     Treasurer, (419) 891-6417

Independent Auditors                 Ernst & Young LLP, Toledo, Ohio

Nasdaq Symbol                        The Andersons, Inc. common shares are
                                     traded on the Nasdaq National Market
                                     under the symbol "ANDE".

Shareholders                         On March 1, 1997, there were 701
                                     registered common shareholders.



                                 With Thanks

Tom Anderson
Chairman Emeritus

   It is no overstatement to say that The Andersons would not be the company it is today if Tom Anderson had not been a key part of it. One of five sons of founder Harold Anderson, Tom has spent his entire adult working life with the company, starting as a crew boss during construction of the first elevator 50 years ago. He has continued to be a builder, innovator, and leader of The Andersons and the Anderson Foundation. Over the years he also has worked tirelessly to improve the quality of life in the communities in which we do business. Tom stepped down as Chairman of the Board in 1996, but will continue to share his wit and wisdom for the benefit of The Andersons and all who know him.

Ren McPherson
Director, 1988-1996

   The Andersons lost one of its guiding lights when Ren McPherson died on February 26, 1996. A man of great warmth and intellect, he was one of the first people from outside the company to join our Board of Directors. He was former chairman and CEO at the Dana Corporation and former dean of the graduate school of business at Stanford University who maintained that "People are important, management is not." Because he recognized that the "expert in any job is the person performing it," he stressed that the four most important words in running an organization are "What do you think?" We who admired him and learned so much from him know that he will be dearly missed.



Mission Statement

We firmly believe that our company is a powerful vehicle through which we channel our time, talent, and energy in pursuit of the fundamental goal of serving God by serving others.

Through our collective action we greatly magnify the impact of our individual efforts to:
             * Provide extraordinary service to our customers
             * Help each other improve
             * Support our communities
             * Increase the value of our company




The Andersons, Inc.
480 W. Dussel Drive
Maumee, Ohio 43537