Form 10-K405, Exhibit 13
period 1996-12-31
ANDERSONS INC
filed 1998-03-27
CIK 821026

1997 Annual Report
                          Diversified, Dynamic, Driven

                               Corporate Profile

The Andersons, Inc. (Nasdaq: ANDE) is a diversified Agribusiness and Retailing Company with annual revenues of $1 billion.

The Company, which began operations in Maumee, Ohio in 1947 with one grain elevator and 500,000 bushels of storage capacity, today has three operating groups: Agriculture, Processing & Manufacturing and Retail.

                      1997 Accomplishments and Highlights

-    Record per share fourth quarter results at $0.68
-    2nd, 3rd and 4th quarters show successive year-to-year increases
-    Cash dividend started in 1997 and increased 33% in 1st quarter 1998
-    Repurchased over 400,000 common shares from the open market
-    Railcar business unit had significant growth in revenue and earnings
-    Increased railcar fleet by 25%, now over 2,800 railcars
- Selling lawn fertilizer to several of the nation's largest lawn and garden retailers
- Ended 1997 with twice as much grain inventory when compared to 1996 (which should benefit 1998 performance)
-    Purchased the Clymers, Indiana grain elevator (previously leased)
- Started construction on a fertilizer distribution plant in a new location at Lordstown, Ohio
-    Purchased assets of Blondes Farm Supply (previously leased)
-    90% complete on Retail Group's renovations and merchandise resets
-    Five of our six Retail stores now offer drive-through customer service
-    Developed a Year 2000 Compliance Plan and targeted completion dates

                   Visit our website at www.andersonsinc.com

                               Table of Contents

Highlights                                             1
Letter to Shareholders                               2-3
Agriculture Group                                      4
Processing & Manufacturing Group                       5
Retail Group                                           6
Selected Financial Data                                7
Audited Consolidated Financial Statements           8-12
Management's Discussion & Analysis                 13-15
Notes to Consolidated Financial Statements         16-28
Officers & Directors Data                    Inside Back

  Welcome to our new and continuing shareholders!  We appreciate your vote of confidence!

                              The Andersons, Inc.
                              Financial Highlights

(in thousands, except for per
share & performance data)                    1997        1996          % Change

OPERATIONS
Grain sales & revenues                     $566,373   $  700,326        -19.1%
Fertilizer, retail & other sales            427,373      449,978         -5.0%
Other income                                  5,099        4,652          9.6%
Total sales & revenues                      998,845    1,154,956        -13.5%
Gross profit - grain                         33,787       41,082        -17.8%
Gross profit - fertilizer, retail & other   113,901      118,149         -3.6%
Total gross profit                          147,688      159,231         -7.2%
Income before income taxes & asset
    impairment                                7,376       11,891        -38.0%
Asset impairment                              1,121           --
Net income                                    4,074        6,406        -36.4%
Effective tax rate                            34.9%        46.1%        -24.3%

PER SHARE DATA
Income before asset impairment             $   0.59      $  0.76        -22.4%
Asset impairment charge                        0.09           --
Net income                                     0.50         0.76        -34.2%

PERFORMANCE
Pre tax return on beginning equity*           10.1%        17.7%
Net income return on beginning equity**        5.6%         9.6%
Long-term debt to equity ratio***         0.95-to-1    0.97-to-1
Weighted average shares outstanding       8,160,000    8,425,000
Number of employees                           2,962        3,024

*Before asset impairment charge
**After asset impairment charge
***Including pension & post-retirement benefits

[Pie Graphs]

            `97 Beginning Allocated Capital `97 Revenues `97 Operating Income
Total               $150.6 million           $1 billion     $7.6 million
Agriculture              $68.4                  72.6%          30.3%
Processing &
  Manufacturing          $32.7                  10.4%          63.2%
Retail                   $44.5                  17.0%           6.5%
Other                    $  5.0                    --             --


                             Letter to Shareholders

We are pleased to report another dynamic year for The Andersons. Just a short 50 years ago Harold Anderson started our Company with a vision of providing extraordinary customer service that lives on today. The business started from a small half-million bushel grain elevator in Maumee, Ohio, and grew to a billion-dollar agribusiness, processing and manufacturing business, and retail mass merchandiser. Harold would certainly be proud of the success and growth that The Andersons has attained in the past five decades. History is important, and we celebrate it with humble reverence, but our focus is clearly on the future. As we begin our sixth decade, we believe the Company is poised for continued growth and prosperity.

1997 was a difficult year in terms of income and revenue. Business conditions in both Agriculture and Retail Groups were challenging. However, once again, our diversification has paid off. For the second consecutive year, the Processing & Manufacturing Group (PMG) was the Company's top performer. Manufacturing's railcar marketing unit showed significant growth with record sales and earnings this year. The lawn products unit met its 1997 target and recently added new 1998 business that shows promise for increased performance in the future.

Total revenues for 1997 decreased 13.5% from 1996 to $1 billion. The reduction was principally due to grain prices and bushels sold, both of which were lower than the previous year's levels. Excluding a one-time non-cash asset impairment charge, pretax income was down 38% to $7.4 million, resulting in a pretax return on equity of 10% compared with our goal of 25%. Net income was $4.8 million before the $732,000 tax-effected, non-cash asset impairment charge. Earnings per share before the asset impairment charge were 59 cents (50 cents net of the charge) versus 76 cents in 1996.

The Company experienced a record first quarter net loss of $4.1 million, attributable primarily to the second successive year of poor crops in parts of the eastern corn belt. Due to plenty of hard work from our 3,000 dedicated employees, the last three quarters of 1997 showed successive year-to-year earnings increases. Conditions are right for this trend to continue into 1998.

The Company enjoyed strong cash flow during the year that allowed us to spend over $15 million on capital projects, repurchase over 400,000 of our common shares, and pay dividends of 12 cents per share, while at the same time maintaining a strong balance sheet. Long-term debt declined by more than $3 million in 1997. We ended the year with a funded long-term debt-to-equity ratio of .95 to 1 compared to our long-term goal of .8 to 1; a goal we believe can be accomplished in a reasonable period of time.

We ended 1997 with total assets in excess of $368 million compared with assets of $347 million in 1996. The increase is due primarily to added grain inventories that will have a positive impact on 1998's performance.

Shareholders enjoyed their first dividend of 3 cents per quarter during the year. In addition, we increased the dividend 33% during the first quarter of 1998 to 4 cents per share. Shareholders' equity declined slightly during the year as a result of share repurchases of $4.2 million.

The Processing & Manufacturing Group's manufacturing division was our best performer in 1997, with record sales and profits. The division's railcar business unit buys, repairs, maintains, sells and leases railcars for the grain, chemical, plastic, salt, fertilizer and mining industries.
During the year we increased our fleet to 2,800 cars, a 25% increase. We have been able to acquire used railcars, refurbish the cars to customer specifications where necessary and structure long-term leases with quality lessees. Historically, with our roots in the grain industry, the majority of our railcar business has been concentrated in covered grain-hopper cars. However, most of the recent growth is providing us with a diversified railcar portfolio and customer base outside the grain industry. Hats off to our creative employees working in this very successful division. We expect the railcar business unit to continue this rate of growth in 1998.

The processing division's lawn products business unit had a good year as well. We recently added a major national account to our list of lawn products' customers which now includes four of the five top lawn and garden retailers in America. In addition, our professional lawn product line, sold under the Tee Time label, is one of the top five golf course fertilizer brands in America, with approximately 10% of total market share. The industrial lawn and garden business has made solid progress as well. The lawn and garden fertilizer industry is going through stages of consolidation. We believe The Andersons is a long-term player in the lawn and garden industry and we are closely evaluating the industry developments to secure our appropriate position.

The processing division's industrial products unit continues its development efforts in the pet litter product category. We are in the product development and test marketing stages, trying to find the right strategy and distribution channels for these value added corn-cob based products.

The Agriculture Group (Ag) had mixed results in 1997. Our core grain business suffered with low inventories during most of the year. However, the 1997 fall harvest was excellent in our marketing area. Nationwide, the corn harvest was the third best in history and the soybean harvest set an all-time record. The huge fall harvest allowed us to fill the elevators, almost to operating capacity, by year end; 52 million bushels were in-store at the end of 1997 versus 27 million bushels at the end of 1996. This should have a very positive impact in 1998.

Ag's two fertilizer divisions, wholesale and retail farm centers, are adding capacity in 1998. A wholesale fertilizer plant is under construction at a new location in Lordstown, Ohio, and we acquired two retail farm centers in Hillsdale and North Adams, Michigan, that were previously leased. In addition, we recently signed letters of intent to acquire or lease retail farm centers in Northwestern Ohio. We expect additional growth in retail farm centers, mainly through acquisition.

Worldwide demand for agriculture products continues to grow driven principally by population growth, higher standards of living, a desire for improved diets and a generally improving worldwide economy. There is turbulence in the Asian financial markets, which may delay the growth in these regions, but long-term we remain optimistic. The United States does not have a huge supply of excess grain, which generally means a high percentage of tillable acres will most likely be in production in 1998. We stand ready to provide and serve the industry with farm inputs and assist the farmers and dealers with solid marketing plans to maximize the value of their grain production.

The North American grain industry continues to go through historic consolidation, joint venturing and announcements of strategic alignments. Added value food manufacturers, grain processors and grain exporters are aligning themselves with grain elevators that can provide the feedstock for their livelihood. We are watching the consolidation closely to determine our best position in the industry.

The Retail Group sharpened its customer focus in 1997. The capital projects announced in 1996 involving expansion, remodeling and merchandise resets are 90% complete. Several stores were in various stages of this process during 1997, which can be disruptive to both customers and employees. We now have expanded product offerings in hardware, home remodeling and flooring. Five of our six stores have drive-through customer loading facilities that include a "we load it" program. Several of our stores now have additional customer entrances and check-out facilities that are far more convenient than the traditional single entrance used by most home improvement centers. We are rolling out a new in-store signage package to improve the customer's ability to find merchandise and customer service assistance. Our in-stock performance has improved to 94%, and our goal is to be at 97% within the next 12 months. We have also implemented an automated replenishment system to improve the accuracy and reduce the cost of ordering product, plus improve inventory turns.

Several important Administrative issues are being addressed in 1998. One issue all companies face is year 2000 compliance (Y2K). Our plans are to complete the necessary software modifications by early 1999 which should give us adequate time for system testing. Our Y2K plans also include the installation of enterprise resource planning software for certain divisions and applications. During 1998, we plan to add The Andersons common shares as an investment option for employees participating in our 401(k) plan. We are also reviewing the use of a dividend re-investment program for the benefit of all investors.

Harold Anderson was a visionary in business and customer service. He persevered when dealing with the difficult issues every business faces from time to time. He was devoted to his family and loyal to the thousands of employees who helped make The Andersons a success. His vision lives on in the culture he created and nurtured from 1947 to 1968 when he passed away. We strive to live up to his ideals, which are part of the Mission Statement that guides many of our decisions today. We are indebted to our customers, employees and shareholders for their support of our past successes, and we fully expect to earn your continued support in the future.

Sincerely,

/s/Mike                                /s/Dick
Michael Anderson                       Richard Anderson
President & Chief Operating Officer    Chairman & Chief Executive Officer


                               Agriculture Group

The Agriculture Group operates grain elevators in Ohio, Michigan, Indiana and Illinois; wholesale fertilizer terminals in the same Eastern Corn Belt region which distribute dry and liquid agricultural fertilizer products; and retail farm centers in Michigan, Ohio and Indiana that sell agricultural fertilizer, crop protection chemicals and seed as well as field application services.

The group's total revenue declined by $141 million, or 16.2%, in 1997 due almost entirely to lower average grain prices and fewer bushels shipped. Operating income was down 38%, from $3.7 million in 1996 to $2.3 million in 1997. Important to note, is the fact that a large year-to-year earnings decline was incurred in the first three months of the year. This was a direct result of two successive poor grain harvests in parts of our region. In each of the last three quarters of 1997, operating income improved from the corresponding three-month period of 1996. This positive trend is expected to continue into 1998.

As described above, grain revenues were significantly lower in 1997 because of lower prices throughout most of the year. Following the weak period early in the year, conditions improved. Farmers in our region had an excellent wheat harvest last summer and the same was generally true for the corn and soybean crops last fall. As a result, bushel receipts were up 14.7% for the year. These improving conditions also enabled us to realize a good return on our storage space for the second half of the year. By year-end our grain inventories were almost double year-earlier levels, and our elevators were approaching their practical operating capacity. Wholesale fertilizer tonnage sales, total revenues and operating income in 1997 were down from 1996 levels. Unlike previous years when rising prices encouraged early dealer buying, generally declining price levels in the past year prompted delays in dealer orders. This shift hurt our results in 1997 but doesn't necessarily represent a long-term trend. We anticipate growth in 1998 and beyond. Construction of a fertilizer terminal in Lordstown, Ohio, began late in 1997. It will be open this spring to serve customers in eastern Ohio and Pennsylvania.

Our retail farm centers achieved growth in application acres, total revenues and income in 1997. During the year we purchased two outlets which had previously been leased and signed letters of intent to acquire Crop & Soil Service, Inc. which operates three retail farm centers in Northwest Ohio, and to lease a retail farm center near Bryan, Ohio.

We believe that the long-term outlook for worldwide demand for food products offers a solid future for our Agriculture Group. In addition to growing demand for grain and crop production inputs, ongoing consolidation in the industry clearly represents opportunity for our company.

[Bar Graphs]                       In Millions of Dollars
                           1993     1994    1995    1996    1997
Sales & Revenues           $571     $711    $831    $869    $728
Operating Income            9.2     12.3     6.0     3.7     2.3


                                               Unit Volume
                                       1993   1994   1995   1996   1997
Grain Bushels Received (Millions)       130    144    163    126    145
Grain Bushels Shipped (Millions)        127    152    168    136    124
Wholesale Fertilizer Tons Handled (000) 894    960    977    841   1004

                        Processing & Manufacturing Group

The Processing & Manufacturing group consists of three operating divisions. The processing division producers and markets granular lawn care products for consumer, golf and professional lawn care markets, and numerous corn cob based products including chemical and feed ingredient carriers, animal bedding and pet litter products. The manufacturing division buys, sells leases, rebuilds and repairs various types of railcars, offers fleet management services to private fleet owners and operates a custom steel fabrication business. The ventures division operates seven Tireman Automotive Service Centers in the Toledo area as well as a lawn and garden equipment dealer.

Total group revenue declined from $113 million in 1996 to $104 million in 1997, due primarily to the sale of its SorbentsTM business in late 1996. Revenue from ongoing operations was relatively flat with healthy gains in rail leasing and Tireman, offsetting a downturn in the professional lawn fertilizer segment. Despite the revenue decline, operating income for the Processing & Manufacturing Group in 1997 matched the $4.8 million earned in 1996. While processing division income declined, both the railcar leasing segment and the ventures division realized solid earnings growth.

The processing division's operating income declined for two primary reasons: 1) increased raw material costs due to a tight cob supply situation and 2) the loss of a large professional lawn fertilizer customer who switched from granular to liquid products when it merged with a competitor. On a positive note, this division continued the development of new products which hold promise for future growth and commenced production and nationwide distribution of a line of exclusive brand lawn care products for another of the major big-box retailers.

The manufacturing division continued its exciting growth trend with a 25% increase in fleet size, the addition of several new customers and a planned diversification into new industries and car types to balance its past reliance on cars that primarily serve agriculture. In addition to this diversification strategy, prudent risk management in this business includes meticulous attention to credit quality. Continued growth is foreseen in this business. The ventures division achieved solid revenue and income growth in its Tireman Auto Centers and improved profitability in its lawn and garden power equipment outlet. Group operating income was also strengthened from the sale of some excess real estate in 1997.

[Bar Graphs]                                In  Millions of Dollars
                             1993    1994     1995    1996    1997
Sales Mix
 Processing                 $53.3   $63.3    $66.5   $75.5   $62.5
 Manufacturing                7.8    14.0     20.4    21.2    25.2
 Ventures & Other            18.0    17.3     17.7    15.9    16.4
   Total                    $79.1   $94.6   $104.6  $112.6  $104.1

Operating Income             $4.4    $3.2     $3.7    $4.8    $4.8

                                  Retail Group

The Retail Group operates six large stores in Ohio: three in the Toledo area, two in Columbus and one in Lima. Each store has 100,000+ square feet of instore display space as well as an extensive outdoor lawn and garden center. Our unique concept is a complete home store. In addition to the traditional home center offerings of hardware, plumbing, electrical, paint, building supplies, kitchen and bath remodeling, flooring and garden products, we carry housewares, bed and bath soft goods, pet supplies, sporting goods and automotive supplies as well as our "Uncommon Market" which consists of a bakery, deli, produce section, specialty foods and wine. Five of the stores also have drive-through customer loading facilities.

The group's same store sales declined by $6 million or 3.4% for the year, from $176 million in 1996 to $170 million in 1997. As a result, gross profit and operating income were also down. Operating income for the Retail Group was $0.5 million in 1997 before a one-time non-cash charge of $1.1 million ($732,0000 after-tax) to write down certain assets. This charge recognizes impairment losses on long-term assets when carrying values exceed expected future cash flows.

Some of the reduction in sales resulted from unseasonable weather patterns. Last spring's lawn and garden business was affected by a succession of cool and wet weekends, and sales of cold weather goods like snowblowers suffered from the absence of winter weather in the fourth quarter. Competition also was a factor as we saw new players enter the marketplace in Toledo and Lima. Sales were also impacted by the disruption caused by major store renovation projects and merchandising resets in several of our stores during 1997. These changes, including expanded product offerings in categories such as home remodeling, hardware, flooring and bed and bath domestics, are designed to make our stores much easier to shop. These changes are expected to improve our business volume in 1998 and beyond.

Systems improvements implemented during the past year have already improved merchandise in-stock performance levels by 5 percentage points, automated replenishment on certain products and reduced overall inventory levels.

With our sharpened customer focus, enhanced product offering and improved merchandising and systems, the Retail Group expects to achieve sales and operating margin growth in 1998.

[Bar Graphs]                          In Millions of Dollars
                                    1993    1994    1995    1996    1997

Sales Volume                        $153    $169    $168    $176    $170
Operating Income                     0.4     2.3     1.8     3.8     0.5

                            Selected Financial Data

                             1997       1996        1995       1994      1993
(in thousands, except for
       per share data)
Operating Results
Total sales and revenues   $998,845  $1,154,956  $1,097,730  $971,638  $800,345
Income from continuing
   operations (a)             4,074(d)    6,406(e)    6,273     9,285     6,986
Per share data:
  Income from continuing
    operations(b)               .50         .76         .74      1.10       .83
Dividends paid (c)              .12           -           -         -         -

Balance Sheet Data
Total assets               $368,244    $346,591    $455,518  $344,809  $360,586
Working capital              53,595      61,649      58,897    57,623    47,795
Long-term debt               65,709      68,568      74,139    71,217    52,259
Shareholders' equity         72,201      73,249      67,260    64,870    56,256

(a) Includes pro forma income taxes of $3,915 thousand, $5,886 thousand, and $4,094 thousand for 1995, 1994 and 1993, respectively. See Note 1 to the consolidated financial statements of the Company.
(b) Amounts are net of pro forma income taxes of $.47, $.70, and $.48 for 1995, 1994 and 1993, respectively. Amounts for 1993 through 1995 were calculated using the actual number of shares that were outstanding on the date of the merger.
(c) There were no dividends paid in 1996. Distributions made to partners prior to 1996 are not included in this table.
(d) Non-recurring charge of $1.1 million for asset impairment is included ($.7 million after tax).
(e) Income taxes for 1996 include a charge of $.8 million to establish deferred income taxes on the assets and liabilities of the Partnership.

         SELECTED QUARTERLY FINANCIAL DATA AND MARKET FOR COMMON STOCK

The following table presents selected unaudited quarterly financial data for the years ended December 31, 1997 and 1996. The high and low bid prices for the Company's Common Stock are as quoted on the Nasdaq National Market System from February 20, 1996 (the Company's first day of trading) to December 31, 1997. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(in thousands, except per share data)


Quarter        Net      Gross   Net Income (loss)  Common Stock Quote Dividends
 Ended        Sales    Profit    Amount  Per Share    High     Low    Declared

1997
March 31     $186,765  $27,317  $(4,082)  $(.49)     $9.625  $8.625     $.03
June 30       250,190   42,884    4,259     .52       9.500   8.625      .03
September 30  161,929   30,797   (1,529)   (.19)      9.500   8.125      .03
December 31   399,961   46,690    5,426     .68       9.500   8.750      .04
Year          998,845  147,688    4,074     .50                          .13

1996
March 31      256,714   39,733    1,269     .15      17.680   9.750        -
June 30       345,229   41,979    1,380     .16      11.000   8.750        -
September 30  227,651   31,109   (1,806)   (.21)      9.500   8.000        -
December 31   325,362   46,410    5,563     .66       9.500   7.250      .03
Year        1,154,956  159,231    6,406     .76                          .03

                         Report of Independent Auditors

Board of Directors
The Andersons, Inc.

We have audited the accompanying consolidated balance sheets of The Andersons, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in owners' equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Andersons, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                          /s/Ernst & Young LLP


Toledo, Ohio
January 26, 1998

                              The Andersons, Inc.

                       Consolidated Statements of Income


                                                  Year ended December 31
(in thousands, except per share data)          1997        1996        1995

Grain sales and revenues                  $ 566,373   $ 700,326  $  660,121
Fertilizer, retail and other sales          427,373     449,978     432,289
Other income                                  5,099       4,652       5,320
                                            998,845   1,154,956   1,097,730

Cost of grain sales                         532,586     659,244     617,934
Cost of fertilizer, retail and other sales  318,571     336,481     326,242
                                            851,157     995,725     944,176
Gross profit                                147,688     159,231     153,554

Operating, administrative and general
     expenses                               131,818     133,637     129,210
Asset impairment charge                       1,121          --          --
Interest expense                              8,494      13,703      14,019
                                            141,433     147,340     143,229
Income before income taxes                    6,255      11,891      10,325
Income taxes                                  2,181       5,485         137
Net income                                $   4,074   $   6,406      10,188
Pro forma income taxes (See Note 1)                                   3,915
Pro forma net income                                              $   6,273

Per common share (Pro forma for
     1995 - See Note 1):
Basic and diluted earnings                $     .50   $     .76   $     .74
Dividends paid                            $     .12   $      --   $      --

Weighted average shares outstanding           8,160       8,425       8,430

The Notes to the Consolidated Financial Statements on pages 16-28 are an integral part of this statement.

                              The Andersons, Inc.

                          Consolidated Balance Sheets

                                                                December 31
(in thousands)                                                  1997    1996

Assets
Current assets:
Cash and cash equivalents                                     $ 8,278  $27,524
Accounts and notes receivable:
Trade receivables, less allowance for doubtful
    accounts of $2,957 in 1997;  $3,230 in 1996                68,643   73,694
Margin deposits                                                   771      327
                                                               69,414   74,021
Inventories                                                   191,467  150,297
Deferred income taxes                                           1,408    1,864
Prepaid expenses                                                4,521    3,929
Total current assets                                          275,088  257,635

Other assets:
Notes receivable and other assets, less allowance for
   doubtful notes receivable of $777 in 1997; $735 in 1996      6,333    5,951
Investments in and advances to affiliates                       1,026    1,340
                                                                7,359    7,291
Property, plant and equipment (net)                            85,797   81,665
                                                             $368,244 $346,591

Liabilities and owners' equity
Current liabilities:
Notes payable                                                $ 15,572 $     --
Accounts payable for grain                                    121,233   96,932
Other accounts payable                                         63,309   75,713
Accrued expenses                                               12,973   16,981
Current maturities of long-term debt                            8,406    6,360
Total current liabilities                                     221,493  195,986

Pension and postretirement benefits                             2,799    2,804
Long-term debt, less current maturities                        65,709   68,568
Deferred income taxes                                           5,393    5,371
Minority interest                                                 649      613
Shareholders' equity
   Common shares, without par value
        Authorized -- 25,000 shares
        Issued -- 8,430 shares at stated value
          of $.01 per share                                        84       84
Additional paid-in capital                                     66,660   66,659
Treasury shares (491 and 70  in 1997 and 1996, respectively)   (4,418)    (600)
Retained earnings                                               9,875    7,106
                                                               72,201   73,249
                                                             $368,244 $346,591

The Notes to the Consolidated Financial Statements on pages 16-28 are an integral part of this statement.

                              The Andersons, Inc.

                     Consolidated Statements of Cash Flows

                                                 Year ended December 31
       (in thousands)                           1997      1996     1995
Operating activities
Net income, as reported                        $4,074   $ 6,406   $10,188
Adjustments to reconcile net income, as
  reported, to net cash provided by
  (used in) operating activities:
  Depreciation and amortization                10,065     9,730     9,318
  Provision for losses on accounts and
    notes receivable                            1,767     4,322     2,229
  Asset impairment charge                       1,121        --        --
  Gain on sale of property, plant and
    equipment                                    (529)     (182)   (2,568)
  Deferred income taxes                           478     2,766        --
  Other                                            36      (491)      (70)
  Changes in operating assets and
    liabilities:
      Trade accounts receivable                 2,839    10,772   (38,775)
      Inventories                             (41,170)  119,633   (71,295)
      Prepaid expenses and other assets        (1,242)   (1,875)      815
      Accounts payable for grain               24,301     2,848    10,240
      Other accounts payable and accrued
        expenses                              (16,737)    5,335    19,818
Net cash provided by (used in)
  operating activities                        (14,997)  159,264   (60,100)

Investing activities
Purchases of property, plant and equipment    (15,427)   (9,955)  (11,894)
Proceeds from sale of property, plant
  and equipment                                 1,221       720     1,242
Sales and maturities of investments, net
  of $101 purchased in 1995                        --       366       464
(Advances to) payments received from
  affiliates                                       --       (29)      518
Acquisition of business, net of cash
  acquired                                         --        --    (1,427)
Net cash used in investing activities         (14,206)   (8,898)  (11,097)

Financing activities
Net increase (decrease) in short-term
  borrowings                                   15,572  (120,267)   68,578
Proceeds from issuance of long-term debt      150,982   140,780    56,570
Payments of long-term debt                   (151,795) (147,743)  (49,616)
Proceeds from sale of treasury shares to
  employees participating in Employee
  Share Purchase Plan                             423        --        --
Dividends paid                                   (985)       --        --
Purchase of common shares for the treasury     (4,240)     (600)       --
Payments to partners and shareholders
  and other deductions from owners' equity
  accounts, net of $1,350 invested in 1995         --       (64)   (6,206)
Net cash provided by (used in)
  financing activities                          9,957  (127,894)   69,326

Increase (decrease) in cash and cash
  equivalents                                 (19,246)   22,472    (1,871)
Cash and cash equivalents at beginning
  of year                                      27,524     5,052     6,923
Cash and cash equivalents at end of year     $  8,278  $ 27,524  $  5,052

Noncash operating, investing and financing activities:
  Exchange of fixed assets for investment              $    513
  Exchange of convertible employee bonds
    for common shares                                  $    275
  Acquisition of business:
     Working capital, other than cash                            $     90
     Property, plant and equipment                                  4,096
     Short and long-term debt assumed                              (2,070)
     Deferred tax liabilities assumed                                (689)
          Net cash expended                                      $  1,427
  Donation of land to charity                                    $  1,648
  Notes received on sale of land                                 $  2,431


The Notes to the Consolidated Financial Statements on pages 16-28 are an integral part of this statement.

                              The Andersons, Inc.


              Consolidated Statements of Changes in Owners' Equity

                  Converted Equity
                             The
                          Andersons
                  The     Management
                 Andersons  Corp.         Additional
                 Partners' Common  Common  Paid-in  Treasury  Retained
 (in thousands)   Capital  Shares  Shares  Capital   Shares   Earnings  Total

Balances at       $63,008  $1,391  $   --   $   --   $   --    $  471  $64,870
 January 1, 1995
Net income as
  reported          9,960                                         228   10,188
Distributions and
  other changes    (7,812)    (15)                                 29   (7,798)
Balances at December
  31, 1995         65,156   1,376      --       --       --       728   67,260
Merger transaction:
Issuance of 8,399
  thousand shares to
  convert equity  (65,092) (1,376)     84   66,384       --
Payments to
  dissenting partners
  and for
  fractional shares   (64)                                                 (64)
Issuance of 31
  thousand shares
  to convert                                   275                         275
  employee bonds
Balances at
  January 2, 1996      --      --      84   66,659        --      728   67,471
Net income                                                      6,406    6,406
Purchase of 70
  thousand shares
  for treasury                                          (600)             (600)
Sale of available-
  for-sale securities                                             (28)     (28)
Balances at
  December 31, 1996    --      --      84   66,659      (600)   7,106   73,249
Net income                                                      4,074    4,074
Sale of 49 thousand
  shares to Employee
  Share Purchase Plan
  participants                                   1       422               423
Purchase of 470
  thousand shares
  for treasury                                       (4,240)            (4,240)
Dividends declared                                             (1,305)  (1,305)
Balances at
  December 31, 1997 $   -- $  --   $  84    $66,660 $(4,418)  $ 9,875  $72,201

The Notes to the Consolidated Financial Statements on pages 16-28 are an integral part of this statement.

                      Management's Discussion and Analysis

Operating Results

Operating results for The Andersons, Inc. business segments are discussed in the Business Review on pages 4-6 of this annual report. In addition, Note 13 to the consolidated financial statements displays sales and revenues, operating profit, identifiable assets, capital expenditures and depreciation and amortization for each of the Company's three business segments. The following discussion focuses on the consolidated operating results as shown in the Consolidated Statements of Income.

Comparison of 1997 with 1996

      Sales and revenue for 1997 totaled $1 billion, a decrease of $156 million or 13.5% from 1996. Sales in the Agriculture Group were down $138.4 million, with the grain division down 19.1% and the fertilizer divisions down 4.9%. Grain shipment volume decreased approximately 9.0% from 1996 and the average price per bushel shipped dropped 11.1%. The majority of the volume decrease resulted from low carryover of grain stocks from poor harvests in 1995 and 1996. The decrease in average selling price reflects very high market prices in the fall of 1995 through late spring of 1996. Wholesale fertilizer experienced a 5.4% volume decrease and a decrease of 2.1% in average prices, while the retail farm center sales and revenues were up 5% from 1996.

      The Processing and Manufacturing Group ("PMG") had an $8.5 million or 7.8% decrease in sales. The processing division had the largest decrease of $12.2 million or 16.7%. Of this decrease $9.4 million represented 1996 combined sales of the SorbentsTM business that was sold in the fourth quarter of 1996 and lawn fertilizer retail businesses that are no longer being operated by the Company. The remainder of the decrease resulted from lower volumes.
The manufacturing division had increased sales of $3.9 million or 18.7%. The Retail Group experienced a 3.4% decrease in sales, with all markets down. This was due to increased competition and a slow Christmas selling season.

      Gross profit for 1997 totaled $148 million, a decrease of $11.5 million or 7.2% from 1996. The grain division had a gross profit decrease of $7.3 million, due primarily to the volume decrease noted previously. Merchandising revenues from blending and storing grain for others are rising from the past two years of weak results due to poor harvests and fewer bushels to handle. The fertilizer divisions had a decrease of $.5 million in gross profit, with wholesale fertilizer down and retail farm centers up.

      Gross profit for PMG decreased $1.4 million from the prior year. The processing division had the largest decrease of $3.9 million or 14.7%, the manufacturing division had a $1.8 million or 30.9% increase and the ventures division also had increased gross profit of $.7 million or 10.8%. When excluding the 1996 gross profit related to the businesses no longer operated (as described previously), PMG showed an increase of $1.5 million or 4%. Gross profit for the Retail Group decreased 5.6%.

     Operating, administrative and general expenses for 1997 totaled $131.8 million, a $1.8 million or 1.4% decrease from 1996. This reduction includes approximately $2.6 million for businesses no longer operated and a return to a more normal level of expense for bad debts and grain contract nonperformance than in the past two years. The Retail Group took a pretax, non-cash charge of $1.1 million to write down store assets to their fair value. There was no comparable charge in 1996. See also Note 5 to the Audited Financial Statements.

      Interest expense for 1997 was $8.5 million, a $5.2 million or 38%
decrease from 1996.   The average daily borrowing amount decreased 57.0% from
1996 and the average interest rate decreased slightly. Borrowings were unusually high in 1996 due to the extraordinarily high commodity prices from the third quarter of 1995 until their decrease in mid-1996.

      Income before income taxes of $6.3 million represented a decrease of $5.6 million or 47.4% from the 1996 pretax income of $11.9 million. Income tax expenses was $2.2 million, a $3.3 million or 60.2% decrease from 1996. The decrease is attributable to the significant decrease in pretax income in 1997 and a decrease in the effective tax rate from 46.1% to 34.9%. The 1996 tax expense includes a non-recurring charge of $0.8 million (6.8%) to establish deferred income taxes on the assets and liabilities of the former partnership. See Note 1 to the Consolidated Financial Statements. In addition, state and local taxes decreased in 1997.

      Net income decreased 36.4% to $4.1 million from $6.4 million. Earnings per share decreased 34.2% from $0.76 per share in 1996 to $0.50 per share in 1997.

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

      The Processing and Manufacturing Group experienced sales increases of 8.6% with all major divisions contributing to the Group's improvement. The processing division recorded an increase in sales of $7.8 million or 12%, the manufacturing division had increased sales of $0.5 million or 2.6% and the ventures division increased sales $0.4 million or 2.9%.

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

     Gross profit for 1996 totaled $159 million, an increase of $5.7 million or 3.7% from 1995. Significant increases in gross profit were experienced in the
Processing   and Manufacturing Group, with a $3.7 million or 10.7% increase, and the Retail Group, with a $2.4 million or 5% increase. Gross profit in the Agriculture Group was unchanged. Gross profit, as a percent of total sales and revenue, declined slightly from 14% in 1995 to 13.8% in 1996.

     Operating, administrative and general expenses for 1996 totaled $133.6 million, a $4.4 million or 3.4% increase over 1995. Two million dollars of this increase was due to additional provision for losses on accounts and notes receivable relating primarily to nonperformance on grain contracts and related nonpayment of accounts receivable.

      Interest expense for 1996 was $13.7 million, a $0.3 million or 2.3% decrease from 1995. The average daily borrowing amount was unchanged from 1995 but the average interest rate decreased 0.45%. Borrowings for both 1995 and 1996 were unusually high due to the significant rise in commodity prices in the third quarter of 1995 until their decrease in mid-1996. The Company's cost to carry higher value grain inventory and resulting margin requirements for its commodity hedge portfolio, required additional funding in the first half of the year. These short-term borrowings were reduced to zero by year end.

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

Liquidity and Capital Resources

      The Company's operations used cash of $15 million in 1997 as compared to providing $159 million in cash in 1996. The significant amount of cash provided in 1996 related to the liquidation of grain inventories in response to market conditions. Cash used in 1997 is reflected in the ending inventory positions.

      The Company has significant short-term lines of credit available to finance working capital, primarily inventories and accounts receivable. Lines of credit available on December 31, 1997 were $250 million. The Company had drawn $15.6 million on its short-term lines of credit in 1997, with no short-term lines drawn in 1996. Typically, the Company's highest borrowing occurs in the spring due to seasonal inventory requirements in several of the Company's businesses, credit sales in the lawn products and agricultural fertilizer businesses and a customary reduction in grain payables due to customer cash needs and market strategies.

      The Company utilizes interest rate contracts to manage interest rate risk on both its long and short term debt and lease commitments. As of December 31, 1997, the Company had swaps with a total notional amount of $29.4 million which convert variable rates to fixed rates on long and short-term borrowings. The Company also held treasury locks with a total notional amount of $24.9 million to hedge the interest component of firm commitment railcar lease transactions that are projected to close in 1998.

      Cash dividends of $1 million were paid in 1997 ($.12 per share). The Company made income tax payments of $4.1 million in 1997 The Company also purchased 470,000 of its common shares on the open market. Shares in the Company's treasury were purchased at an average of $9 per share.

      During 1997, the Company invested approximately $15.4 million in capital additions and improvements, including $4.2 million to upgrade retail stores and $3.4 million to purchase previously leased agricultural facilities. Approximately $17 million is budgeted for capital spending in 1998 including $6 million for business expansion and growth, $2.5 million for additional rail cars, $.8 million for additional storage capacity and $1.4 million for upgrades and improvements to production and handling facilities. These expenditures are expected to be funded by cash generated from operations or available lines of credit.

      Certain of the Company's long-term debt is secured by first mortgages on various facilities. In addition, some of the long-term borrowings include provisions that impose minimum levels of working capital and equity, limitations on additional debt and requires that the Company be substantially hedged in its grain transactions.

      The Company's liquidity is enhanced by the fact that grain inventories are readily marketable and the adequate lines of credit that it has available. In the opinion of management, the Company's liquidity is adequate to meet short-term and long-term needs.

Impact of Year 2000

      Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs may have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruption of operations.

      The Company has substantially completed an assessment and identified software that will have to be modified or replaced so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total Year 2000 project cost, excluding modification or potential replacement of cash register systems in the Retail Group, is estimated at approximately $1.7 million, which includes $.9 million for the purchase of new software that will be capitalized and $.8 million that will be expensed as incurred. The Company is still developing its plans for the cash register systems in the Retail Group. The total cost to make these systems Year 2000 compliant is currently being determined.

      Initial installation of new software and programming modifications are anticipated to be substantially complete in early 1999, which will allow for testing and revisions prior to any anticipated impact on operating systems. The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have an impact on the operations of the Company.

      The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

Forward Looking Statements

      The preceding Letter to Shareholders, Business Review and Management's Discussion and Analysis contain various "forward-looking statements" that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following factors could cause actual results to differ materially from historical results or those anticipated; weather, supply and demand of commodities including grains, fertilizer and other basic raw materials, market prices for grains and the potential for increased margin requirements, regulatory agency review of grain contracts, competition, economic conditions, risks associated with acquisitions, interest rates and income taxes.

                              The Andersons, Inc.

                   Notes to Consolidated Financial Statements

                               December 31, 1997

1. Basis of Financial Presentation

On January 2, 1996, The Andersons, an Ohio limited partnership (the "Partnership") merged with and into The Andersons Management Corp. (the "Company") and the partnership was dissolved. Concurrent with the merger, the Company changed its name to The Andersons, Inc. Prior to the merger, the Company was the sole general partner of the Partnership, and the Company and the Partnership shared common ownership.

The merger was accounted for as a reorganization of entities under common control similar to a pooling of interests. The Company's financial statements have been restated to include the accounts and operations of the Partnership for all periods prior to the merger. The Company, in previous years, had presented financial statements that combined the accounts and results of operations of the Company and the Partnership. All material intercompany accounts and transactions had been eliminated in the combined presentation and, consequently, the restatement to reflect the merger was not material to the historical presentation.

The Partnership's net income was includable in the federal income tax returns of its partners, and therefore, the Partnership did not pay federal income taxes. The Partnership's operations were included in the Company's U.S. federal income tax return effective January 2, 1996, and therefore, a net deferred tax liability and corresponding expense of $0.8 million ($.10 per share) was recorded in the first quarter of 1996. The income statement for 1995 was restated to present pro forma income taxes and pro forma earnings per share as if the change in the corporate structure had been effective on January 1, 1995.

Pro forma net income per share is calculated on the actual shares that were outstanding at the date of the merger. In the merger transaction, 8.1 million shares were issued to the partners of the Partnership and the remainder (.3 million shares) to shareholders of the Company and employees who held convertible bonds of the Partnership.

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

The fair market value of held-to-maturity securities, consisting primarily of time deposits and U.S. Treasury securities, approximated their amortized cost of $4.7 million and $22.9 million at December 31, 1997 and 1996, respectively. The held-to-maturity securities are included in cash and cash equivalents and margin deposits in the consolidated balance sheets and mature within one year.

Inventories and Inventory Commitments

Grain inventories in the Company's balance sheet are hedged to the extent practicable and are valued on the basis of replacement market prices prevailing at the end of the year. Such inventories are adjusted for the amount of gain or loss (also based on year-end market price quotations) on open commodity contracts at the end of the year. These contracts require performance in future periods. Contracts to purchase grain from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of grain to processors or other consumers generally do not extend beyond one year. The terms of contracts for the purchase and sale of grain are consistent with industry standards.

All other inventories are stated at the lower of cost or market. Cost is determined by the average cost method.

Commodity and Interest Rate Contracts

For the purpose of hedging its market price risk exposure on grain owned and related forward grain purchase and sale contracts, the Company holds regulated commodity contracts in the form of futures and options contracts for corn, soybeans and wheat. The Company accounts for all commodity contracts using a daily mark-to-the-market method; the same method it uses to value grain inventory and forward purchase and sale contracts. Company policy limits the Company's unhedged grain position.

Gains and losses in the value of commodity contracts (whether due to changes in commodity prices or due to sale, maturity, or extinguishment of the commodity contract) and grain inventories and related forward grain contracts are included in Grain Sales and Merchandising Revenues in the statement of income.

The Company also periodically enters into interest rate contracts to manage interest rate risk on borrowing or financing activities. Income or expense associated with interest rate swap contracts is recognized on the accrual basis over the life of the agreement as a component of interest expense. The Company expenses the cost of interest rate caps at the date of purchase. Gains or losses upon settlement of treasury rate locks hedging the interest component of firm commitment lease transactions are recognized over the life of the ensuing lease transaction. All interest rate contracts are entered into for hedging purposes. The fair market value of interest rate contracts is not recognized in the balance sheet.

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

Advertising

Advertising costs are expensed as incurred. Advertising expense of $3.2 million, $3.1 million and $3.6 million is included in operating, administrative and general expense in 1997, 1996 and 1995, respectively.

Earnings per Share

The Company adopted Financial Accounting Standards Board Statement No.  128,
"Earnings per Share" in 1997.   Under Statement No. 128, the Company is
required to calculate basic and diluted earnings per share. Basic earnings per share is equal to net income divided by weighted average shares outstanding. Diluted earnings per share is equal to basic earnings per share plus the incremental share effect of dilutive options issued to officers, directors and employees.

New Accounting Standard

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 131 "Disclosures about Segments of an Enterprise and Related Information", which is effective for years beginning after December 15, 1997. The new rules change the manner in which operating segments are defined and reported externally to be consistent with the basis on which they are reported and evaluated internally. The impact that this statement will have on the Company has not been fully determined.

3. Inventories

Major classes of inventories are as follows:

                                             December 31
             (in thousands)                1997       1996

Grain                                 $  113,838    $ 70,762
Agricultural fertilizer and supplies      18,908      21,897
Merchandise                               27,674      29,527
Lawn and corn cob products                20,142      17,633
Other                                     10,905      10,478
                                       $ 191,467    $150,297


4. Property, Plant and Equipment

The components of property, plant and equipment are as follows:

                                         December 31
          (in thousands)               1997       1996

Land                                  $    11,763  $  11,261
Land improvements and leasehold
  improvements                             24,594     24,431
Buildings and storage facilities           85,377     80,669
Machinery and equipment                   104,590     99,871
Construction in progress                    2,109      1,795
                                          228,433    218,027
Less allowances for depreciation and
  amortization                            142,636    136,362
                                       $   85,797  $  81,665

5. Asset Impairment Charge

Based upon an assessment of historical and projected operating results, the Company determined in 1997 that the carrying value of certain retail store assets were impaired under the criteria defined in FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". As a result, the Company recorded a pretax impairment charge of $1.1 million ($.7 million after tax or $.09 per share) to write down the carrying value of these assets to their estimated fair value. Fair value was estimated through market price comparisons for similar assets.

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

The following information relates to borrowings under short-term lines of credit during the year indicated.

(in thousands, except for                   1997     1996      1995
      interest rate)

Maximum borrowed                         $110,500  $207,800  $195,500
Average daily amount borrowed (total
  of daily borrowings divided by
  number of days in period)                51,237   119,187   118,382
Average interest rate (computed by
  dividing interest expense by
  average daily amount outstanding)         5.98%     6.10%     6.55%

7. Long-Term Debt

Long-term debt consists of the following:
                                                December 31
            (in thousands)                    1997      1996

Note payable, 7.84%, payable $398
 thousand quarterly, due 2004               $13,304   $14,250
Note payable under revolving credit line 20,000 16,300 Notes payable, variable rate (6.8% at
 December 31, 1997), payable $336
 thousand quarterly, due 2004                 9,082     9,418
Other notes payable                           1,120     1,036
Industrial development revenue bonds:
  6.5%,  sinking fund $1 million payable      2,000     2,900
    annually, due 1999
  Variable rate (5.7% at December 31,
    1997), payable $882 thousand annually     5,470     6,351
    through 2004
Variable rate (4.2% at December 31,
 1997), due 2025                              3,100     3,100
Debenture bonds, 6.5% to 8.7%, due
 1998 through 2007                           19,556    21,030
Other bonds, 4% to 9.6%                         483       543
                                             74,115    74,928
Less current maturities                       8,406     6,360
                                            $65,709   $68,568

The Company has a $40 million revolving line of credit with a bank which bears interest based on the LIBOR rate (6.21% at December 31, 1997). Borrowings under this agreement totaled $20 million at December 31, 1997. The revolving credit line expires on July 1, 1999.

The variable rate notes payable, the notes payable in quarterly installments, and the industrial development revenue bonds are collateralized by first mortgages on certain facilities and related property with a book value of approximately $30 million.

The various underlying loan agreements, including the Company's revolving credit line, contain certain provisions which require the Company to, among other things, maintain minimum working capital of $32 million and net equity (as defined) of $43 million, limit the addition of new long-term debt, limit its unhedged grain position to 2 million bushels, and restrict the amount of dividends. The Company was in compliance with these covenants at December 31, 1997.

The aggregate annual maturities of long-term debt, including sinking fund requirements, are as follows: 1998--$8 million; 1999--$26 million; 2000--$4 million; 2001--$7 million and 2002--$11 million.

Interest paid (including short-term lines of credit) amounted to $9 million, $15 million and $13 million in 1997, 1996 and 1995, respectively.

The Company periodically utilizes interest rate contracts to manage interest rate risk on short-term borrowings by converting variable interest rates to short-term fixed rates consistent with projected borrowing needs. At December 31, 1997, the Company was participating in two short-term interest rate swap agreements, with a total notional amount of $20 million. The interest rate swaps expire in January 1998 and convert variable interest rates to fixed rates of 5.92% to 6.04%. The Company also has purchased two interest rate caps, each
with notional amounts of $10 million.   The caps expire on April 1, 1998 and
cap interest at 6.25%.

The Company entered into a long-term interest rate swap in December 1996 to convert its variable rate $9.4 million note payable to a fixed rate of 6.65%. This swap expires in October 2002. The notional amount of this swap equals the outstanding balance of the long-term note and amortizes in the same manner as the note principal. The Company also has entered into long-term treasury locks with a total notional amount of $24.9 million. These instruments hedge the interest component on firm commitment lease transactions that are projected to close in 1998. The effect of long-term and short-term interest rate contracts on interest expense was not significant in 1997, 1996 and 1995.

8. Income Taxes

Income tax consists of the following:

                               Year ended December 31
                                                 Pro Forma
                                                (Unaudited)
     (in thousands)           1997       1996       1995
Current:
   Federal                  $1,728      $2,268     $3,088
   State and local             (25)        451        791
                             1,703       2,719      3,879

Deferred:
   Federal                     393       2,134        138
   State and local              85         632         35
                               478       2,766        173

Total:
   Federal                   2,121       4,402      3,226
   State and local              60       1,083        826
                            $2,181      $5,485     $4,052

A reconciliation from the statutory U.S. federal tax rate of 35% to the effective tax rate is as follows:

                                                           Pro
                                                          Forma
                                                       (Unaudited)
                                          1997    1996    1995
Statutory U.S. Federal tax rate          35.0%   35.0%   35.0%
Increase (decrease) in rate
  resulting from:
    State and local income taxes net of
      related federal taxes               0.6%    4.4%    4.4%
    Net basis differences of
      partnership                          --     6.8%     --
    Other (net)                          (0.7)%  (0.1)%  (0.2)%
Effective tax rate                       34.9%   46.1%   39.2%

Income taxes paid in 1997, 1996 and 1995 were $4.1 million, $131 thousand, and $340 thousand.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                  December 31
               (in thousands)
                                                1997       1996
Deferred tax liabilities:
  Tax depreciation in excess of book
    depreciation                             $ (7,555)  (7,602)
  Prepaid employee benefits                    (1,682)  (1,170)
  Deferred income                                (692)    (695)
  Other                                          (463)    (216)
                                              (10,392)  (9,683)

Deferred tax assets:
  Employee benefits accrual                     2,919    2,534
  Allowance for doubtful accounts and notes
    receivable                                  1,138    1,249
  Inventory reserve                             1,086    1,042
  Investments                                     857      866
  Deferred income                                 217      309
  Other                                           190      176
                                                6,407    6,176

Net deferred tax liability                   $ (3,985) $(3,507)


9. Stock Compensation Plans

The Company has two stock-based compensation plans that are described below. The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options under these plans because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equaled the market price of the underlying stock on the date of grant, no compensation expense was recognized for either of its plans.


The Long-Term Performance Compensation Plan (the "LT Plan") authorizes the Board of Directors to grant options to employees and outside directors for up to 900,000 common shares of the Company. Options granted under the LT Plan have a maximum term of 10 years. Options granted to outside directors in 1997 and 1996 have a fixed term of five years and vest after one year. Options granted to management personnel under the LT Plan in 1997 and 1996 have a five year term and vest 40% immediately, 30% after one year and the remaining 30% after two years. In addition, certain Company executives have elected to receive a portion of their salary in stock options issued under the LT Plan. These options vest immediately and have a ten year term. There were 50,756 options issued in lieu of salary in 1997.

Pro forma information regarding net income and earnings per share is required by Statement 123, and also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method of that Statement. The fair value of the each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions used for the 1997 and 1996 grants, respectively: risk free interest rate of 6.22% and 5.55%; dividend yield of 1.33% and 1.30%; volatility factor of the expected market price of the Company's common shares of .272 and .389; and an expected life for the options of six and one half years and five years.

The Company's Employee Share Purchase Plan (the "ES Plan"), that allows employees to purchase common shares through payroll withholdings, also contains an option component. The share purchase price is the lower of the market price at the beginning or end of the year. The Company records a liability for withholdings not yet applied towards the purchase of common stock. Assumptions for the ES Plan used for grants in 1997 and 1996, respectively, were as follows: risk free interest rate of 6.08% and 5.07%; dividend yield of 1.35% and 1.30%, volatility factor of the expected market price of the Company's common shares of .272 and .389; and an expected life for the option of one year.

The Black-Scholes option valuation model was developed for in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected share price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

                                  1997          1996
Pro forma net income             $3,700        $6,154
Pro forma earnings per share:
 Basic                             $.45          $.73
 Diluted                           $.45          $.73

A summary of the Company's stock option activity, and related information for the years ended December 31 follows (in thousands, except for prices):

                                   Long Term Performance Compensation Plan
                                       1997                  1996
                                            Weighted               Weighted
                                            Average                Average
                                 Shares  Exercise Price  Shares  Exercise Price
Outstanding at beginning of year   137       $8.60          --          --
Granted / Subscribed               170        9.05         137       $8.60
Exercised                           --          --          --          --
Expired                             (2)       8.60          --          --
Outstanding at end of year         305       $8.85         137       $8.60

Options available for
  grant at end of year             595                     363
Options price range at
  end of year                  $8.60 to $9.125           $8.60
Weighted average remaining
  contractual life                4.51                    4.15
Weighted average fair value
  of options granted during the
  year                           $3.15                   $3.27
Options exercisable at end of      193                      52
  year

                                    Employee Share Purchase Plan
                                     1997                  1996
                                         Weighted               Weighted
                                         Average                Average
                              Shares  Exercise Price  Shares  Exercise Price

Outstanding at beginning of
  year                          49         $8.60        --          --
Granted / Subscribed            52          8.875       59       $8.60
Exercised                      (49)         8.60        --          --
Forfeited                       (5)         8.875      (10)       8.60
Outstanding at end of year      47         $8.875       49       $8.60

Options available for
  grant at end of year         204                     251
Options price range at      $8.875                   $8.60
  end of year
Weighted average fair value
  of options granted during  $1.13                   $1.37
  the year
Options exercisable at end      47                      49
  of year

10. Leases and Related Commitments

The Company leases certain equipment and real property under operating leases, including railcar leases and subleases. Net rental expense under operating leases, relating primarily to buildings and equipment used by the Company's operations, was as follows:

    (in thousands)
                                     1997       1996       1995

Total rental expense               $13,202    $11,934    $11,242
Less rental income from subleases   10,470      7,924      6,313
Net rental expense                 $ 2,732    $ 4,010    $ 4,929

At December 31, 1997, the company had commitments for railcar lease and sublease transactions that are scheduled to close in 1998. Future minimum rentals and sublease income that will result from these transactions have not been reflected in the table following, however, the Company anticipates that these leases will result in sublease income in excess of future minimum rentals over the ensuing lease terms.

Future minimum rentals for all noncancelable operating leases and future rental income from subleases are as follows:

     (in thousands)         Future     Future Sublease
                           Minimum          Income
                           Rentals

1998                       $10,820        $  7,013
1999                         6,899           4,690
2000                         4,849           2,606
2001                         4,172           2,035
2002                         3,575           1,635
Future years                 9,894           5,585
                           $40,209         $23,564

11. Employee Benefit Plans

The Company sponsors several employee benefit programs including the following:
Defined Benefit Pension Plan and Supplemental Retirement Plan, Retirement Savings Investment Plan, Cash Profit Sharing Plan, Management Performance Program and health insurance benefits.

Substantially all full-time employees are covered by the Company's Defined Benefit Pension Plan (the "DBPP"). The benefits are based on the employee's highest five consecutive years of compensation during their last ten years of service. The Company's policy is to pay into trusteed funds each year an amount equal to the annual pension expense calculated under the Entry Age Normal method. In addition, the Company has a Supplemental Retirement Plan (the "SERP") which is a non-qualified deferred compensation plan designed to cover all DBPP participants whose compensation exceeds the Internal Revenue Code limitation. SERP benefits are calculated similarly to the DBPP and are based on compensation in excess of the Internal Revenue Code limitation.

The following table sets forth the plans' funded status and amounts recognized in the Company's balance sheets as of December 31.

                                                  December 31
          (in thousands)                       1997          1996
                                           DBPP    SERP    All Plans
Actuarial present value of benefit
obligation:
 Vested benefits                         $(9,313) $ (498)  $(8,456)
 Non-vested benefits                        (553)     --      (442)
 Accumulated benefits obligation          (9,866)   (498)   (8,898)
 Impact of future salary increases        (5,534)   (541)   (5,184)
 Projected benefit obligation for
   service rendered to date              (15,400) (1,039)  (14,082)
Plan assets at fair value, primarily
 mutual funds                             16,800      --    13,017
Plan assets in excess of or (less
  than) projected benefit obligation       1,400  (1,039)   (1,065)
Unrecognized net asset at adoption,
  net of amortization                        (42)     --       (92)
Unrecognized net (gain) loss                (564)    510       497
Prior service cost                            --     222       254
Adjustment required to recognize
  minimum liability                           --    (191)       --
Prepaid (liability) recognized in
  the balance sheet                      $   794  $ (498)  $  (406)

Net periodic pension cost includes the following components:

                                     Year ended December 31
        (in thousands)
                                     1997      1996     1995
Service cost - benefits earned
  during the period                 $1,536    $1,503   $1,234
Interest cost on projected
  benefit obligation                 1,000       796      681
Return on plan assets               (2,446)   (1,394)  (2,018)
Net amortization and deferral        1,363       547    1,425
Net periodic pension cost           $1,453    $1,452   $1,322

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

Under the Retirement Savings Investment Plan (the "RSIP") (401k) eligible participating employees may elect to contribute specified amounts up to 15% of their gross pay on a tax-deferred basis, subject to certain limitations, to a trust for investment in mutual funds. The Company contributes an amount equal to 50% of the participant's contributions, but not in excess of 3% of the participant's annual gross pay. Participants are fully vested in their contributions to the RSIP. Participants vest ratably in the Company's matching contributions over five years. The matching contributions to the RSIP amounted to $1.1 million, $1 million, and $0.9 million in 1997, 1996 and 1995, respectively.

Substantially all full-time employees are included in the Cash Profit Sharing Plan. The Plan provides for participants to receive certain percentages of their pay as various threshold levels of return on capital of the Company are achieved. The Company also has a Management Performance Program for certain levels of management. Participants in the Management Performance Program are not eligible to participate in the Cash Profit Sharing Plan. The expense for profit sharing/management performance programs was $1.1 million, $2.2 million and $1.6 million for 1997, 1996 and 1995, respectively.

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

The Company's postretirement benefits are not funded. The status of the plan as of December 31 is as follows:

          (in thousands)                          1997      1996
Accumulated postretirement benefit obligation:
Retirees                                        $ 5,531   $ 5,035
Fully eligible active plan participants             693       823
Other active plan participants                    4,070     3,737
                                                 10,294     9,595
Unrecognized net transition obligation           (6,309)   (6,730)
Unrecognized net gain                               180       398
Accrued postretirement benefit cost             $ 4,165   $ 3,263

Net periodic postretirement benefit cost includes the following components:

                                              Year ended December 31
      (in thousands)                          1997     1996     1995

Service cost                               $   302  $   272  $   247
Interest cost                                  711      666      679
Net amortization                               421      421      421
Net periodic postretirement benefit costs  $ 1,434  $ 1,359  $ 1,347

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.5%. The weighted average discount rate used in determining the postretirement benefit cost was 7.5% for all years presented.

The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan was 5% in 1997 and remaining at that level thereafter. A 1% increase in the assumed health care cost trend rate would increase the annual postretirement benefit cost by approximately $200 thousand and the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $1.7 million.

To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $2.6 million and $2.3 million at December 31, 1997 and 1996, respectively, and such amounts are included in prepaid expenses.

The following table reconciles the pension and postretirement assets and liabilities to their appropriate line items in the consolidated balance sheet:

                                               December 31
                                              1997     1996

DBPP asset (liability)                      $   794  $ (241)
SERP (liability)                               (498)     (165)
Pension asset (liability)                       296      (406)
Postretirement liability                     (4,165)   (3,263)
Net pension and postretirement liability    $(3,869) $ (3,669)

As displayed in the Consolidated Balance
  Sheets:
    Accrued expenses                        $(1,070) $   (865)
    Pension and postretirement liability     (2,799)   (2,804)
                                            $(3,869) $ (3,669)

12. Fair Values of Financial Instruments

The fair values of the Company's cash equivalents, margin deposits and long and short-term debt, approximate their carrying values since the instruments provide for short terms to maturity and/or variable interest rates based on market indexes. The Company's investments in affiliates are accounted for on the equity method which approximates fair value.

The Company believes the fair value of its notes receivable, long-term notes payable and debentures, some of which bear fixed rates and terms of five or ten years, approximate their carrying values, based upon interest rates offered by the Company on similar notes receivable and bonds and rates currently available to the Company. The fair value of off-balance sheet interest rate contracts, as described in Note 7, which are not recognized in the balance sheet, is estimated based on quoted market termination values. Fair values of these contracts amount to a liability of $618 thousand and an asset of $98 thousand at December 31, 1997 and 1996, respectively. The fair value of these interest rate contracts are substantially offset by unrealized appreciation and depreciation in the hedged items.

13. Business Segments

The Company operates three business segments: Agriculture Group, Processing and Manufacturing Group and Retail Group. The Agriculture Group includes grain merchandising, operation of terminal grain elevator facilities, manufacture of liquid fertilizer products and distribution of agricultural products, primarily fertilizer. The Processing and Manufacturing Group includes production and distribution of lawn and corn cob products, rail car leasing and repair and the marketing of the Company's excess real estate as well as other, smaller businesses. The Retail Group includes operation of retail stores and a distribution center.

The segment information includes the allocation of expenses shared by one or more segments. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses.

                                    Year ended December 31
       (in thousands)              1997        1996        1995
Sales and revenues:
Agriculture Group:
Sales to unaffiliated customers  $697,845    $841,262    $796,754
Intersegment sales                  3,071       2,314       6,630
Merchandising revenues and         27,067      25,472      28,090
  other income                    727,983     869,048     831,474

Processing and Manufacturing
  Group:
Sales to unaffiliated customers   100,486     108,997     100,402
Intersegment sales                    940         950         929
Merchandising revenues and
  other income                      2,713       2,615       3,296
                                  104,139     112,562     104,627
Retail Group:
Sales to unaffiliated customers   169,939     175,987     168,051
Merchandising revenues and
other income                          207         146         282
                                  170,146     176,133     168,333

Other income                          588         477         855
Eliminations--intersegment sales   (4,011)     (3,264)     (7,559)
Total sales and revenues         $998,845  $1,154,956  $1,097,730

Operating profit:
Agriculture Group                $  8,615  $   15,046  $   16,920
Processing and Manufacturing
  Group                             7,519       7,733       6,719
Retail Group (including asset
  impairment)                       1,605       6,680       4,392
Total operating profit             17,739      29,459      28,031

Other income                          275         371         664
Interest expense                   (8,494)    (13,703)    (14,019)
General expenses                   (3,265)     (4,236)     (4,351)
Income before income taxes       $  6,255  $   11,891  $   10,325

Identifiable assets:
Agriculture Group                $232,769  $  190,932  $  321,045
Processing and Manufacturing
  Group                            59,500      56,196      62,313
Retail Group                       59,508      61,799      61,296
General                            16,467      37,664      10,864
Total assets                     $368,244  $  346,591  $  455,518

Depreciation and amortization
  expense:
Agriculture Group                $  4,728  $    4,336  $    4,186
Processing and Manufacturing
  Group                             1,944       2,061       1,960
Retail Group                        2,823       2,870       2,771
General                               570         463         401
Total depreciation and
  amortization expense           $ 10,065  $    9,730  $    9,318

Capital expenditures:
Agriculture Group                $  8,382  $    4,359  $   10,072
Processing and Manufacturing
  Group                             2,344       2,029       2,536
Retail Group                        4,316       3,042       2,749
General                               385         690         633
Total expenditures               $ 15,427  $   10,120  $   15,990


Intersegment sales are made at prices comparable to normal, unaffiliated customer sales. Operating profit is sales and merchandising revenues plus interest and other income attributable to the operating area less operating expenses, excluding interest and general expenses. Identifiable assets by segment include accounts receivable, inventories, advances to suppliers, property, plant and equipment and other assets that are directly identified with those operations. General assets consist of cash, investments, land and buildings and equipment associated with administration and services, and other assets not directly identified with segment operations. Grain sales for export to foreign markets amounted to approximately $177 million, $193 million and $194 million in 1997, 1996 and 1995, respectively.

Board of Directors

Richard P. Anderson (3)                 Thomas H. Anderson (3)
Chairman & Chief Executive Officer      Chairman Emeritus
The Andersons, Inc.                     The Andersons, Inc.

Donald E. Anderson (3)                  Michael J. Anderson (3)
Director of Science, retired            President & Chief Operating Officer
The Andersons, Inc.                     The Andersons, Inc.

Richard M. Anderson (3)                 John F. Barrett(2)/(3)
Vice President & General Manager        President & Chief Executive Officer
Processing Division                     The Western & Southern Life
The Andersons, Inc.                     Insurance Co.

Paul M. Kraus (3)                       Donald L. Mennel (3)
Attorney                                President & Treasurer
Marshall & Melhorn                      The Mennel Milling Company

Donald M. Mennel (1)/(3)                David L. Nichols (1)/(2)/(3)
Attorney, Retired Chairman of the       Chairman & Chief Executive Officer
Board & Chief Executive Officer         Mercantile Stores Company, Inc.
The Mennel Milling Company

Dr. Sidney A. Ribeau (1)/(3)            Charles A.  Sullivan(1)/(2)/(3)
President                               Chairman & Chief Executive Officer
Bowling Green State University          Interstate Bakeries Corp.

(1)  Audit Committee
(2)  Compensation Committee
(3)  Nominating Committee

Independent Auditors
Ernst & Young LLP, Toledo, Ohio

Nasdaq Symbol
The Andersons, Inc. common shares are traded on the Nasdaq National Market tier of The Nasdaq
Stock Market under the symbol:  ANDE

Shareholders
As of March 3, 1998 there were 7,986,063 shares of common stock outstanding. At that date, there were 340 shareholders of record and approximately
2,500 shareholders for whom securities firms acted as nominees.

Corporate Officers

Thomas H. Anderson                   Richard P. Anderson
Chairman Emeritus                    Chairman & Chief Executive Officer

Michael J. Anderson                  Christopher J. Anderson
President & Chief Operating Officer  President, Processing & Manufacturing
                                       Group

Daniel T. Anderson                   Joseph L. Braker
President, Retail Group              President, Agriculture Group

Joseph C. Christen                   Dale W. Fallat
Vice President, Human Resource       Vice President, Corporate Services
  Development

Philip C. Fox                        Charles E. Gallagher
Vice President, Corporate Planning   Vice President, Personnel

Richard R. George                    Beverly J. McBride
Vice President & Controller          Vice President, General Counsel &
                                       Secretary

Gary L. Smith
Vice President, Finance & Treasurer

Investor Information

Corporate Offices
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio (419)893-5050
Internet: www.andersonsinc.com

Transfer Agent & Registrar
Harris Trust & Savings Bank
Shareholders Services Division
311 West Monroe
P.O. Box A-3504
Chicago, Illinois 60690-3504
(312)360-5260

Form 10K
The Andersons' 1997 Form 10-K, filed in
late March 1998 with the Securities & Exchange
Commission, is available to stockholders and interested individuals without charge by writing or calling Investor Relations.

Annual Meeting
The annual shareholders' meeting of The Andersons, Inc. will be held at The Andersons' Activities Building,
1833 S. Holland-Sylvania Rd, Toledo, Ohio at 7:00 p.m.
on May 14, 1998.

Investor Relations
Gary Smith, Vice President, Finance & Treasurer
(419)891-6417

                                  With Thanks
                                Donald M. Mennel
                               Director Emeritus

The Andersons, Inc., expresses deepest gratitude to Donald M. Mennel for his service on the Board of Directors. A member since December, 1990, Don has chosen not to stand for re-election when directors' terms expire in May. Fortunately, he has agreed to continue his involvement as Director Emeritus.

Don's knowledge of the grain industry and grain futures market have been invaluable, both to the company and to the board. In particular, Don has played an important role in developing contract alternatives for our grain customers and in evaluating growth opportunities in our market areas. He also has served as chairman of the board's audit committee.

Many words come to mind when thinking of Don: humble, humorous, vigorous, enthusiastic, honest, generous. To those of us who have had the honor of working with him, one word stands out: friend.

                             Fifty Years of Growth

In October, 1947, a 500,000-bushel elevator opened for business in Maumee, Ohio. It was called The Anderson Truck Terminal, and it was an instant hit with the farmers in the area. Its unique design eliminated the long waits they were used to at elevators during harvest. And an innovative transportation agreement negotiated with the Wabash Railroad allowed the new business to pay farmers a premium over the going price for their crops.

Founder Harold Anderson wasn't afraid to do things differently. His good ideas and strong convictions fueled the company's growth and diversification and continue to impact the way we do business today.

The Andersons celebrated its 50th anniversary last year. Although our focus is on the future, we took a look back in 1997 and marveled at how far we have come.

From our origins in grain handling, The Andersons moved into mass merchandising, agricultural and lawn fertilizer production and marketing, railcar repair and leasing for customers throughout the country, steel fabrication, and corncob milling. We reached out from Maumee to establish locations in other parts of the Eastern Corn Belt and earn customers all over the world. Two years ago, public trading of company shares began on the Nasdaq National Market.

Each step has been built on the previous one. The expertise we develop in one area has been used to move smoothly, logically, and successfully into new ventures.

This will continue to be our approach to growth. We plan to celebrate many more anniversaries, and to give our shareholders good reason to celebrate with us.

                               Mission Statement

We firmly believe that our company is a powerful vehicle through which we channel our time, talent and energy in pursuit of the fundamental goal of serving God by serving others.

 Through our collective action we greatly magnify the impact of our individual efforts to:
                         Provide extraordinary service
                                to our customers
                            Help each other improve
                            Support our communities
                       Increase the value of our Company