Form 10-K405, Exhibit 13
period 1998-12-31
ANDERSONS INC
filed 1999-03-16
CIK 821026

The Andersons 1998 Annual Report

Corporate Profile
The Andersons, Inc. (Nasdaq: ANDE) is a diversified Agribusiness and Retailing Company with annual revenues of $1.1 billion. The Company, which began operations in Maumee, Ohio in 1947 with one grain elevator and 500,000 bushels of storage capacity, today has three operating groups:
Agriculture, Processing & Manufacturing, and Retail.

For more in-depth information about the Company visit our website at www.andersonsinc.com

[Bar Graph]
Diluted Earnings Per Share
1996 $.76
1997 $.50
1998 $1.20

Table of Contents
Highlights                                      1
Letter to shareholders                        2-3
Agriculture Group                               4
Processing & Manufacturing Group                5
Retail Group                                    6
Selected Financial Data                         7
Audited Consolidated Financial Statements    8-12
Management's Discussion & Analysis          13-16
Notes to Consolidated Financial Statements  17-28
Officers & Directors Data             Inside Back

1998  Accomplishments

*    Shareholders enjoyed total return of over 32%
*    Second best total year performance on record
*    1st, 2nd and 3rd quarters show successive year-to-year increases
* Railcar business unit continues to enjoy significant growth in revenue and earnings
*    Increased Railcar lease fleet 36% to over 3,800 railcars
* Lawn fertilizer unit selling to several of the nation's largest lawn and garden retailers
*    Leased two grain elevators from & created marketing alliance with Cargill
*    Ended 1998 with higher levels of grain inventory 59 MM bushels vs 1997's
       52 MM
* Creating joint venture with Pottstown, PA's IRM to produce lawn fertilizer & ice melter
* Leased or purchased 5 Retail Farm Centers in Fostoria, Fremont, Gibsonburg & Pulaski, OH & Waterloo, IN
*    Opened a new wholesale fertilizer distribution plant in Lordstown, OH
*    Retail Group substantially improved in-stock positions (96%)
* Retail's focus is the "Complete Home Store" - everything you need for your home including a complete line of domestics
*    Cash dividend increased 25% in 1st quarter 1999
*    Made significant progress on our your 2000 compliance plans
*    Effected strategies to lower the Company's effective  tax rate
*    Mike Anderson named CEO January 1, 1999
*    Jacqueline Woods elected to board of directors February 1999

Financial Highlights

(in thousands, except for per share
& performance data)                             1998        1997   % Change

Operations
Grain sales & revenues                      $   630,507   $566,373   11.3%
Fertilizer, retail & other sales                468,215    427,373    9.6%
Other income                                      5,412      5,099    6.1%
Total sales & revenues                       $1,104,134   $998,845   10.5%
Gross profit - grain                             40,748     33,787   20.6%
Gross profit - fertilizer, retail & other       125,893    113,901   10.5%
Total gross profit                             $166,641   $147,688   12.8%
Income before income taxes & asset impairment    13,006      7,376   76.3%
Asset impairment                                     --      1,121 -100.0%
Net income                                        9,752      4,074  139.4%
Effective tax rate                                25.0%      34.9%  -28.4%

Per Share Data
Net income - basic                                $1.21      $0.50  142.0%
Net income - diluted                               1.20       0.50  140.0%
Dividends per share                                0.16       0.12   33.3%
Year end market value                             11.56       8.88   30.3%

Performance
Pretax return on beginning equity*                 18.0%      10.1%
Net income return on beginning equity**            13.5%       5.6%
Long-term debt to equity ratio***                0.9-to-1   0.95-to-1
Weighted average shares outstanding - basic    8,059,000  8,160,000
Number of employees                                3,035      2,962

*Before asset impairment charge in 1997
**After asset impairment charge in 1997
***Including pension & postretirement benefits

[Pie Charts]

                '98 Beginning Allocated Capital        '98 Revenues
                       Total $146.8 million         Total $1.1 billion

Agriculture                       $70.5                    71.6%
Retail                            $43.1                    15.4%
 Processing                                                 6.7%
 Manufacturing                                              4.8%
 Other                                                      1.4%
Processing & Manufacturing        $32.9                    12.9%
Other                              $0.3                     0.1%

[Bar Graph]

                   '98 Operating Income
                      Total $13 million

Processing & Manufacturing       $7,420
Agriculture                      $6,676
Retail                           $1,655
Corporate Expense               ($2,745)

Letter To Our Shareholders

1998 was a very exciting and busy year for The Andersons. Our 1998 operating income was the second best in the 51-year history of the company. Both net income and earnings per share more than doubled and we acquired or expanded capacity to help us grow and secure the future. Our shareholders enjoyed a 32% total return on their beginning market value. We recently announced an increase in our cash dividend for the third consecutive year.

Our business is well diversified, allowing us to work through the ups and downs of the natural business cycles and conditions in our three strategic business units. We are dedicated to these businesses and our determination to add value for our customers will allow us to better serve all our stakeholders.

Net income and revenue were both up in 1998. Business conditions in the Agriculture (AG) and Processing & Manufacturing Groups (PMG) were very good, while conditions in our Retail Group continued to be challenging. PMG, for the third year running, turned in the highest operating income of our three strategic business units. PMG's Lawn and Railcar profit centers exceeded their targets for the third consecutive year.

Total revenues for 1998 increased 11% from 1997 to $1.1 billion. All three operating groups reported increases, with PMG showing the most significant revenue percentage increase of 38%. Pretax income was up $6.8 million, or 108% over 1997 (including the effects of a one-time non-cash asset impairment charge recorded in 1997), resulting in a pretax return on beginning equity of 18% compared with our goal of 25%. 1998's net income was up 139% to $9.8 million vs. 1997's net income of $4.1 million. Diluted earnings per share was $1.20 vs. 1997's 59 cents before the effects of a one-time non-cash asset impairment charge.

Starting in the second quarter of 1997 and continuing through the third quarter of 1998, we recorded six consecutive year-over-year increases in quarterly earnings per share. Last year's fourth quarter was very good at 63 cents per share but shy of 1997's exceptional fourth quarter results of 68 cents per share. Part of this improvement was the continued strength in our Railcar and Lawn fertilizer businesses and the much-improved crop conditions throughout our market area. However, a great deal of the credit is due to our 3,000 industries and devoted employees, who pulled together to make 1998 a financial success.

Our balance sheet has never been stronger. We ended 1998 with $66 million in working capital and book equity of more than $82 million. Long-term debt and employee benefit liabilities increased slightly to $75 million. As a result, we ended the year with a .9 to 1 long-term debt-to-equity ratio (just short of our .8 to 1 goal). We used $16 million (cash or stock) to fund capital projects, acquisitions and to purchase software. In addition, we continued our share repurchase efforts.

One objective for listing our shares on Nasdaq in 1996 was to use our shares as a currency for acquisitions and mergers. In 1998 we acquired the Crop & Soil Service's three Retail Farm Centers through an exchange of shares. In the future, we intend to use our shares to acquire other business entities if the right opportunity is offered and the owner's interests are compatible. We like to have former owners hold an equity stake in the newly merged entity, as it indicates their confidence in the long-term future of The Andersons.

Shareholders were paid a dividend of 4 cents per quarter during the year. We increased the dividend 25% to 5 cents a share during the first quarter of 1999. Approximately 20% of our full-time workforce participated in our Employee
Share Purchase Plan in 1998. And, last year we began offering shares of The Andersons as an investment alternative in our employees' 401(k) plan.

The Processing & Manufacturing Group (PMG) showed the third consecutive year of record profits, as well as a healthy 38% improvement in total sales. The Manufacturing Division's railcar business unit buys, repairs, maintains, sells, and leases railcars for the grain, chemical, plastic, salt, fertilizer, and mining industries. During the year we increased our fleet by 36% to over 3,800 cars. Our year-end railcar inventory is larger than the previous year. However, many of these cars are being refurbished for delivery to new lessees in 1999. We are building a high-quality railcar lease portfolio that should generate sustainable income for many years to come. Key dimensions of our portfolio strategy include a healthy diversity of car types and customers, creditworthy lessees, staggered lease termination dates, and a high proportion of match-funded assets and liabilities. In addition, many of these lease transactions are funded non-recourse to The Andersons. We expect the railcar business unit to maintain its solid rate of profitable growth in 1999.

The Processing Division recorded a 21% revenue increase and a 303% increase in operating income in 1998. In order to meet the increased demand, our Lawn Products business unit is adding capacity in the Northeast with the announced formation of a joint venture in Pottstown, PA, with International Raw Materials. We are also looking for additional manufacturing capacity in the Southeast to improve service to our growing customer base. As reported last year, we added a major national account to our list of lawn products customers, which now includes five of the top six lawn and garden retailers in America. Our professional lawn product line, sold under the Tee Time TM label, continues to be one of the top five golf course fertilizer brands in America, with approximately 10% of total market share. The lawn and garden fertilizer industry is consolidating at both the manufacturing and marketing levels. We see ourselves as a long-term player in this industry. Our future efforts will be to build stronger relationships with our marketing and manufacturing partners, to expand our geographical manufacturing and logistical position, to refine our category management and internal product development expertise, and to build new customer relationships that effectively leverage our infrastructure and capabilities.

The Processing Division's corncob products unit continues to focus on value-added opportunities in the chemical carrier/formulation area, and pet litter area, and on the development and manufacturing of a proprietary pet litter product. Primary efforts to date have centered on product development. In 1999, we will concentrate on market assessment, and refinement of manufacturing and quality assurance processes to support future sales. We will continue to build in-house developmental capability.

The Agriculture Group achieved a substantial improvement over 1997. Revenue was up 9% and operating income totaled $6.7 million, 190% more than the $2.3 million reported in 1997. The U. S. grain harvest in 1998 was excellent. Soybean production was a record, corn production was the second best in history and wheat production, while not a record, was excellent. Wholesale Fertilizer's (WF) operating income increased 31% to $2.4 million while the Retail Farm Centers (RFC) had a disappointing operating loss in 1998. We have made significant management changes in RFC to gain better gross margin insight and return the unit to profitability.

Our core grain business carried normal to higher-than-normal inventories during most of the year. We entered 1998 with 52 million bushels of grain vs. 27 million at the beginning of 1997. At the end of 1998, we held 59 million bushels of grain, which will have a positive impact on 1999's income.
Our grain capacity increased 16% (to 80 million bushels) when we leased two neighboring elevators from Cargill in June. The lease agreement gives us access to Cargill's global grain-marketing network - a network that is respected worldwide.

The WF and RFC divisions added capacity in 1998. A new wholesale fertilizer plant in Lordstown, Ohio, was opened in April. We purchased or leased five retail farm centers in our Northern Ohio and Indiana marketing regions.

We believe worldwide demand for agriculture products will continue to grow, driven principally by population, higher standards of living, a desire for improved diets and a long term trend toward an improving worldwide economy.
The weak Asian and Brazilian financial markets are a continued concern for U.S. grain exporters. Currently, supplies of grain exceed demand. This is pushing agricultural-commodity prices lower, which unfortunately takes a toll on farm income. However, over the long haul we remain optimistic. The United States has decoupled grain price supports from farm production decisions. Farmers are free to grow the crops that provide them with the highest returns. We expect a high percentage of tillable acres to be in production in 1999. There will be shifts from corn to soybeans as farmers seek the most profitable production mix. We stand ready to provide and serve the industry with farm inputs and custom application, and assist the farmers and dealers with solid marketing plans to maximize the value of their grain production.

The North American grain industry continues to go through historic consolidation, joint venturing, and announcements of strategic alignments. Added-value food manufacturers, grain processors, and grain exporters are aligning themselves with grain elevators that can provide the feedstock for their livelihood. We will continue to watch the industry consolidation closely to determine our best position for the future.

The Retail Group rolled out "The Complete Home Store" marketing plan in 1998. Over the last two years, we have put together a mix of goods that offers the homeowner "more for your home than any other store." The vast majority of our construction, renovation, resets, and new signage programs were in place during 1998. The new drive-through customer loading facilities, "we load it" programs, additional customer entrances, and added checkout facilities are very popular with our customers. We also focused on our in-stock/on-shelf position to make the stores more customer friendly. We are proud to report an overall 96% in-stock, on-shelf inventory position.

Margins held up nicely in 1998. Retail's operating income was up substantially over 1997. However, we still need to improve both the top and bottom lines to achieve our earnings targets before we begin to expand this important group.

In 1999, we are concentrating on our sales processes; using system-wide marketing intelligence to respond to customer demands quickly. We plan to redesign and reset the paint/wall-coverings department with new and better private- label products. Indoor lawn and garden will also be redesigned with a better product mix and improved merchandise display. These improvements will clearly improve the shop-ability of the departments. We believe there is opportunity to improve the margin per square foot in the building supplies and sporting goods/toy area as well. In addition, we will be installing state-of-the-art SASI TM point-of-sale systems throughout the Retail Group.

On the administrative front, we are making excellent progress on several important issues. We are in the testing phase of our year 2000 compliance
(Y2K) initiatives with most of the necessary software modifications completed by January 1999. We believe we have adequate time to make additional Y2K modifications if necessary. Secondly, our effective tax rate improved significantly in 1998. This was a result of several initiatives started a few years ago that have begun to produce results. This year we are recognizing additional tax savings from multiple years, as we were able to favorably re-determine the tax impact of these initiatives. For our shareholders, we plan to introduce a dividend reinvestment plan (DRIP) for The Andersons' common shares in 1999. DRIPs are a convenient way for shareholders to reinvest their dividends as well as invest new monies. The net result should benefit all investors as it has the potential of increasing demand and liquidity.

1998 was an excellent year at The Andersons, especially when compared with the two difficult years we faced in 1997 and 1996. Based on the strong fundamentals in our industries, we expect 1999 to be even better than 1998. Last year at our annual management meeting, where we share our ideas and strategies and gain insight from our front-line management people, we set a $14-$17-$20 million pretax income goal for 1998, 1999, and 2000, respectively. We were just short of meeting the pretax income goal in 1998; however, through lower tax rates, we were able to successfully meet our net income goal. We believe these goals are well within our grasp in 1999 and 2000. We are confident our diversification strategy will lessen the normal seasonal and cyclical earnings trends in our various industries. Over the past few years we have invested more capital in business units that potentially provide consistent and sustainable earnings with the aim of taking some of the seasonal bumps out of our earnings.

We are greeting the new millennium with an orderly and set management succession plan. Dick will remain Chairman of the Board and Mike accepted the Chief Executive Officer position effective January 1, 1999. This transition has been in process for several years so it comes as no surprise to our customers and employees. Dick has 51 years of experience at The Andersons; a life-long passion of service to customers, employees, shareholders, and our communities. We appreciate his guidance and counsel and wish him well as he spends more time on his many avocations.

More than 3,000 dedicated employees are the primary source of our Company's success and creativity. We applaud their efforts, thank them for their service, and we know we can count on them to meet the challenges of the future. The 21st century will include ups and downs, just as the 20th century has. We are confident that, over the long term, The Andersons will continue to provide its customers, shareholders and employees with real value and growth through excellent products, great service, and fair prices. We thank you for your confidence and look forward to serving you in the future!

Sincerely,

/s/Mike                                 /s/Dick
Michael J. Anderson                     Richard P. Anderson
President & Chief Executive Officer     Chairman

Agriculture Group

The Agriculture Group operates grain elevators and wholesale fertilizer distribution facilities in the four eastern corn belt states of Ohio, Michigan, Indiana and Illinois. Its elevators purchase large quantities of grain and oilseeds (primarily corn, soybeans and wheat) from farms and country elevators in the region, store and condition it, then market it via rail or ship to domestic and export processors. Its wholesale fertilizer facilities store and market large volumes of dry and liquid agricultural fertilizers to dealers in the four-state region. The group also operates retail farm centers in Ohio, Michigan and Indiana, which sell fertilizer, crop protection chemicals, seed and field application services to farmers.

The group's total revenue increased by $68 million in 1998, primarily because of improved grain volume, but also due to growth from additional retail farm centers. Total operating income rebounded in 1998, following three years of decline. The $6.7 million earned for the year was almost triple the amount generated in 1997, even after start-up costs incurred in the acquisition of several additional retail farm centers.

Following successive poor grain harvests in 1995 and 1996, we have now experienced two good growing seasons and excellent yields in most of our region. This has resulted in improved demand for grain storage and enhanced our ability to earn a return on our elevators. As a result, our 1998 operating income from grain exceeded the past three-year total. During the year, we leased two Toledo-area elevators from Cargill, increasing our total storage capacity to 80 million bushels and providing access to their worldwide grain marketing system.

Wholesale fertilizer tonnage and revenues were relatively flat for the year. With grain prices remaining fairly low, the farm community has been cautious about making early commitments for crop production inputs. Operating income in 1998 grew slightly, however. During the year, we opened a new distribution facility in Lordstown, Ohio, acquired another, in Waterloo, Indiana, and invested in innovative environmental technology.

This year, we acquired five additional retail farm centers - four in northwest Ohio and one in northeast Indiana. In total, application acreage and revenues in this unit increased by approximately 20%. Operating income was heavily impacted by costs associated with the acquisitions, however. As a result, this unit incurred a loss for the year.

[Bar Graphs]                             ($ Millions)
                               1994    1995   1996    1997   1998
Sales & Revenue
  Grain                        $552    $660    $701   $567    $632
  Wholesale Fertilizer          138     143     139    131     128
  Retail Farm Centers            21      28      29     30      36
         Total                 $711    $831    $869   $728    $796

Operating Income              $12.3    $6.0    $3.7   $2.3    $6.7

                              Unit Volume
                                      1994  1995  1996  1997  1998
Grain bushels received (millions)      144   162   126   145   157
Grain bushels shipped (millions)       152   168   136   124   192
Wh.  Fertilizer tons sold (thousands)  977   879   908   845   850
RFC Application Acres (thousands)      196   241   273   319   383

Processing & Manufacturing Group

The Processing Division produces granular lawn car products for retailers,
professional lawn care operators and golf courses.   It also produces ice melt
products, corncob-based chemical and feed ingredient carriers, animal bedding and litter products. Our primary lawn products manufacturing facilities are located in Maumee and Bowling Green, Ohio. During 1998, we announced the addition of capacity in eastern Pennsylvania and we are now evaluating possible production opportunities in the south to better service our growing customer base in this rapidly consolidating industry. The focus in our cob business continues to be the steady shift to higher value-added product applications including a proprietary cat litter.

Driven by volume increases in lawn products and average margin growth in cob products, division revenue and operating income both rebounded in 1998 after declining somewhat the previous year. The capacity expansion projects and product development efforts we have outlined reflect our confidence in continued profitable growth in this business.

The Manufacturing Division repairs, reconfigures, sells and leases various types of railcars. It also operates a custom steel fabrication business. In the past year, we added 1000 cars to our fleet, a 36% increase, and now control in excess of 3800 railcars. Our intent is to continue to profitably build our fleet, diversifying it in terms of our car types, industries and customer types; to monitor credit quality diligently, and to match fund assets and liabilities as much as possible to effectively manage risk.

PMG has grown dramatically in the past few years. In 1998, revenues and operating income increased by 38% and 54% respectively.

Clearly, the Company's primary initiatives to achieve profitable growth are focused on these two businesses - Processing and Manufacturing.

Also indicated on the graphs are some "Other" businesses. This category includes our ten Tireman Auto Centers, a lawnmower and power equipment sales and service center and the Company's real estate activity. Both Tireman and the Mower Center achieved modest gains in 1998, but sales from our declining portfolio of excess real estate were lower than the previous year.

[Bar Graphs]                  ($ Millions)
                    1994    1995   1996    1997   1998
Sales Mix
  Processing       $63.3   $66.5   $75.4  $62.5   $75.3
  Manufacturing    $14.5   $21.6   $22.4  $26.4   $54.3
  Ventures & Other $17.3   $17.7   $15.9  $16.5   $15.4
       Total       $95.1  $105.8  $113.7 $105.4  $145.0
Operating Income
Processing         $1.6    $0.0    $2.9   $0.7    $2.8
Manufacturing      $1.9    $1.7    $2.3   $3.3    $4.4
Ventures & Other  ($0.3)   $2.0   ($0.3)  $0.8    $0.2
       Total       $3.2    $3.7    $4.8   $4.8    $7.4

Retail Group

The Retail Group operates six large stores in Ohio. Three are located in the Toledo area, two in Columbus and one in Lima. Four are stand-alone facilities, each of which has in-store selling space of 130,000 square feet or more. Two mall-based units are slightly smaller. Our retail concept is "The Complete Home Store" with "more for your home than any other store." The product offering includes a broad array of traditional home center merchandise - building supplies, plumbing, electrical, flooring, paint and lighting products
- but, in addition, features lawn and garden products, extensive lines of housewares and domestics, pet supplies, automotive supplies, sporting goods and a very unique offering of specialty foods and wine.

Total sales for the group rose very modestly in 1998, up 0.3% from 1997. Average gross margins were higher than year-earlier levels, led by volume increases in higher-margin product lines. Thus, total gross profit was up. In addition, expenses were held relatively flat for the year. As a result, the group's operating income rebounded somewhat from the disappointing results of the prior year.

It goes without saying that retailing is an extremely competitive industry. Nevertheless, we're encouraged by the progress we made in 1998. Throughout the year, we devoted a lot of time and attention to many of the basics of retailing such as in-stock percentages, fill-rate measurement, in-store signage and appearance. All of these efforts were designed to make our stores easier for the consumer to shop. Our drive-through merchandise pickup facilities and "We Load It" programs are additional examples of this emphasis.

These programs are being well received by our customers. Sales increases late in the year were encouraging. The Christmas season was very good, and total fourth quarter sales were up 2.7%. Performance in the early weeks of 1999 has been even stronger.

In 1999, we will be installing new point-of-sale equipment which, in addition to being Y2K compliant, will improve customer service and operating efficiency.

While our retail business is a concept our customers like, generates a profit and is a positive cash contributor, it is not yet where it needs to be. Future growth in retail will depend on continued operating improvement and a higher return on invested capital. In the meantime, because of the emphasis on funding growth in our more profitable businesses, retail is becoming proportionally a smaller segment of our overall business portfolio.

[Bar Graphs]                  ($ Millions)
                    1994    1995   1996    1997   1998
Sales Volume        $169    $168    $176   $170    $171
Operating Income    $2.3    $1.8    $3.8   $0.5    $1.7

1997 results before asset impairment charge.

Selected Financial Data

                              1998      1997        1996       1995      1994
(in thousands, except for
  per share data)
Operating Results
  Total sales & revenues  $1,104,134  $998,845  $1,154,956  $1,097,730 $971,638
  Income from continuing
     operations (a)            9,752     4,074(d)    6,406(e)    6,273    9,285
  Per share data:
    Income from continuing
       operations(b)            1.21      0.50        0.76        0.74     1.10
    Dividends paid (c)          0.16      0.12          --          --       --

Balance Sheet Data
  Total assets              $360,823  $368,244    $346,591    $455,518 $344,809
  Working capital             65,898    53,595      61,649      58,897   57,623
  Long-term debt              71,565    65,709      68,568      74,139   71,217
   Shareholders' equity (c)   82,734    72,201      73,249      67,260   64,870

(a) Includes pro forma income taxes of $3,915 thousand and $5,886 thousand for 1995 and 1994, respectively.
(b) Amounts are net of pro forma income taxes of $0.47 and $0.70 for 1995 and 1994, respectively. Amounts for 1995 and 1994 were calculated using the actual number of shares outstanding on the date of the merger. See note 1 to the Consolidated Financial Statements.
(c) There were no dividends paid in 1996. Distributions made to partners prior to 1996 are not included in this table.
(d) Non-recurring charge of $1.1 million for asset impairment is included ($0.7 million after tax).
(e) Income taxes for 1996 include a charge of $0.8 million to establish deferred income taxes on assets and liabilities of the partnership at the time of the merger.

Selected Quarterly Financial Data and Market for Common Stock
(in thousands, except for per share data)


                                   Net Income (Loss)    Common
                  Net     Gross            Per Share  Stock Quote Dividends
Quarter Ended    Sales    Profit   Amount  - Basic    High    Low   Declared
  1998
March 31        $222,189  $33,860  $ (824)  $(0.10)  $9.25   $8.25   $0.04
June 30          283,839   48,762   6,370     0.80   11.00    8.94    0.04
September 30     230,792   36,917    (972)   (0.12)  11.25   10.19    0.04
December 31      367,314   47,102   5,178     0.64   11.56    9.75    0.05
Year           1,104,134  166,641   9,752     1.21                    0.17

  1997
March 31         186,765   27,317  (4,082)   (0.49)   9.63    8.63    0.03
June 30          250,109   42,884   4,259     0.52    9.50    8.63    0.03
September        161,929   30,797  (1,529)   (0.19)   9.50    8.13    0.03
December         399,961   46,690   5,426     0.68    9.50    8.75    0.04
Year             998,845  147,688   4,074     0.50                    0.13

                         Report of Independent Auditors

Board of Directors
The Andersons, Inc.

We have audited the accompanying consolidated balance sheets of The Andersons, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Andersons, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                           /s/Ernst & Young LLP

Toledo, Ohio
January 25, 1999


                              The Andersons, Inc.

                       Consolidated Statements of Income


                                          Year ended December 31
(in thousands, except per             1998          1997        1996
  share data)

Sales and merchandising revenues  $ 1,098,722   $  993,746   $ 1,150,304
Other income                            5,412        5,099         4,652
                                    1,104,134      998,845     1,154,956

Cost of sales and
  merchandising revenues              937,493      851,157       995,725
Gross profit                          166,641      147,688       159,231

Operating, administrative and
  general expenses                    144,681      131,818       133,637
Asset impairment charge                    --        1,121            --
Interest expense                        8,954        8,494        13,703
                                      153,635      141,433       147,340
Income before income taxes             13,006        6,255        11,891
Income taxes                            3,254        2,181         5,485

Net income                           $  9,752     $  4,074      $  6,406

Per common share
 Basic earnings                      $   1.21     $   .50       $    .76
 Diluted earnings                    $   1.20     $   .50       $    .76
 Dividends paid                      $    .16     $   .12       $     --

The Notes to Consolidated Financial Statements on pages
17-28 are an integral part of this statement.

                              The Andersons, Inc.

                          Consolidated Balance Sheets

                                                   December 31
               (in thousands)                    1998        1997

Assets
Current assets:
 Cash and cash equivalents                    $   3,253   $  8,278
 Accounts and notes receivable:
   Trade receivables, less allowance for
    doubtful accounts of $4,455 in 1998;
    $2,957 in 1997                               62,647     68,643
   Margin deposits                                  248        771
                                                 62,895     69,414
 Inventories                                    184,990    191,467
 Deferred income taxes                            4,634      1,408
 Prepaid expenses                                 5,502      4,521
Total current assets                            261,274    275,088

Other assets:
  Notes receivable and other assets, less
   allowance for doubtful notes receivable of
   $515 in 1998; $777 in 1997                     8,435      6,333
 Investments in and advances to affiliates        1,057      1,026
                                                  9,492      7,359
Property, plant and equipment, net               90,057     85,797
                                               $360,823   $368,244

Liabilities and shareholders' equity
Current liabilities:
 Notes payable                                 $  7,700   $ 15,572
 Accounts payable for grain                      88,978    121,233
 Other accounts payable                          75,301     63,309
 Accrued expenses                                17,079     12,973
 Current maturities of long-term debt             6,318      8,406
Total current liabilities                       195,376    221,493

Pension and postretirement benefits               3,113      2,799
Long-term debt, less current maturities          71,565     65,709
Deferred income taxes                             7,330      5,393
Minority interest                                   705        649
Shareholders' equity
 Common shares, without par value
  Authorized -- 25,000 shares
  Issued -- 8,430 shares at stated value of
   $.01 per share                                    84         84
 Additional paid-in capital                      67,180     66,660
 Treasury shares (290 and 491  in 1998 and       (2,665)    (4,418)
1997, respectively)
 Accumulated other comprehensive income             (29)        --
 Unearned compensation                              (83)        --
 Retained earnings                               18,247      9,875
                                                 82,734     72,201
                                               $360,823   $368,244

The Notes to Consolidated Financial Statements on pages 17-
28 are an integral part of this statement.

                              The Andersons, Inc.

                     Consolidated Statements of Cash Flows

                                         Year ended December 31
            (in thousands)               1998       1997      1996
Operating activities
Net income                            $  9,752   $  4,074   $  6,406

Adjustments to reconcile net income to
net cash provided by (used in)
operating activities:
 Depreciation and amortization          10,575     10,065      9,730
 Provision for losses on accounts and
   notes receivable                      3,757      1,767      4,322
 Asset impairment charge                    --      1,121         --
 Gain on sale of property, plant and
   equipment                              (116)      (529)      (182)
 Deferred income taxes                  (1,696)       478      2,766
 Other                                      98         36       (491)
 Changes in operating assets and
  liabilities:
    Trade accounts receivable            4,953      2,839     10,772
    Inventories                          6,810    (41,170)   119,633
    Prepaid expenses and other assets     (849)    (1,242)    (1,875)
    Accounts payable for grain         (32,254)    24,301      2,848
    Other accounts payable and accrued
     expenses                           14,381    (16,737)     5,335
Net cash provided by (used in)
  operating activities                  15,411    (14,997)   159,264

Investing activities
Purchases of property, plant and
  equipment                            (11,218)   (15,427)    (9,955)
Proceeds from sale of property, plant
and equipment                              347      1,221        720
Sales and maturities of investments         --         --        366
Advances to affiliates                      --         --        (29)
Net cash used in investing activities  (10,871)   (14,206)    (8,898)

Financing activities
Net increase (decrease) in short-term
borrowings                             (11,940)    15,572   (120,267)
Proceeds from issuance of long-term
debt                                   110,157    150,982    140,780
Payments of long-term debt            (106,389)  (151,795)  (147,743)
Proceeds from sale of treasury shares
  to employees                             440        423         --
Dividends paid                          (1,291)      (985)        --
Purchase of common shares for the
  treasury                                (542)    (4,240)      (600)
Payments to partners and shareholders       --         --        (64)
Net cash provided by (used in)
  financing activities                  (9,565)     9,957   (127,894)

Increase (decrease) in cash and cash
  equivalents                           (5,025)   (19,246)    22,472
Cash and cash equivalents at beginning
  of year                                8,278     27,524      5,052
Cash and cash equivalents at end of
  year                                 $ 3,253    $ 8,278   $ 27,524

The Notes to Consolidated Financial Statements on pages 17-
 28 are an integral part of this statement.

                                              The Andersons, Inc.

                                Consolidated Statements of Shareholders' Equity


                                                                Accumulated
                       Converted           Additional              Other
                        Equity     Common   Paid-in   Treasury  Comprehensive    Unearned    Retained
 (in thousands)      (See Note 1)  Shares   Capital    Shares      Income      Compensation  Earnings   Total
Balances at
January 1, 1996        $ 66,532     $  --   $     --   $   --      $   --        $    --     $   728  $67,260
Merger transaction:
 Issuance of 8,399
  shares to convert
  equity                (66,468)       84     66,384                                                       --
 Payments to dissenting
  partners and for
  fractional shares         (64)                                                                          (64)
 Issuance of 31 shares
  to convert employee
  bonds                                          275                                                      275
Balances at
January 2, 1996              --        84     66,659       --          --             --         728   67,471
 Net and comprehensive
  income                                                                                       6,406    6,406
 Purchase of 70 shares
  for treasury                                           (600)                                           (600)
 Other                                                                                           (28)     (28)
Balances at
December 31, 1996            --        84     66,659     (600)         --             --       7,106   73,249
Net and comprehensive
 income                                                                                        4,074    4,074
 Sale of 49 shares to
  Employee Share Purchase
  Plan participants                                1      422                                             423
 Purchase of 470
  shares for
  treasury                                             (4,240)                                         (4,240)
 Dividends declared                                                                           (1,305)  (1,305)
Balances at
December 31, 1997            --        84    66,660    (4,418)         --             --       9,875   72,201
 Net income                                                                                    9,752    9,752
 Other comprehensive
  income
   Minimum pension
    liability, net of
    $19 income taxes                                                  (29)                                (29)
 Comprehensive income                                                                                   9,723
 Sale of 47 shares to
  Employee Share Purchase
  Plan participants                               3       410                                             413
 Exercise of share
  options                                        (1)       27                                              26
 Restricted stock issued
  net of forfeitures                             13        90                       (103)                  --
 Amortization of
  unearned compensation                                                               20                   20
 Issuance of 193 shares
  in an acquisition                             502     1,748                                           2,250
 Issuance of common
  shares to directors
  in lieu of retainer                             3        20                                              23
 Purchase of 54 shares
  for treasury                                           (542)                                           (542)
 Dividends declared                                                                           (1,380)  (1,380)
Balances at
December 31, 1998      $    --   $    84    $67,180   $(2,665)    $   (29)       $   (83)   $ 18.247  $82,734

The Notes to Consolidated Financial Statements on pages 17-28 are an integral part of this statement.


                      Management's Discussion and Analysis

Operating Results

Operating results for The Andersons, Inc. business segments are discussed in the Business Review on pages 4-6 of this annual report. In addition, Note 13 to the consolidated financial statements displays sales and revenues to external customers, intersegment sales, other income, interest expense, operating income, identifiable assets, capital expenditures and depreciation and amortization for each of the Company's business segments. The following discussion focuses on the operating results as shown in the consolidated statements of income.

Comparison of 1998 with 1997

Sales and merchandising revenues for 1998 totaled $1.1 billion, an increase of $105 million, or 11%, from 1997. Sales in the Agriculture Segment were up $58.5 million, or 8%, due to a 55% volume increase in grain. This significant volume increase was offset by a decrease in the average price per bushel sold caused by lower market prices and a change in the mix of grain sold by the Company. Fertilizer sales were relatively constant from year to year as a decrease in average price per wholesale ton sold offset sales from additional locations. In addition, merchandising revenues were up $6.3 million, or 25%, due to increases in income from storing grain and fertilizer for others and fees for custom application. During 1998, the Company leased two grain elevators (increasing total grain storage capacity from 69 million to 80 million bushels), added a fertilizer distribution facility and leased or purchased four retail farm centers. Near the end of 1998, it completed the purchase of a combined fertilizer distribution / retail farm center facility. The Company had 59 million bushels of grain owned or stored for others at December 31, 1998 as compared to 52 million at December 31, 1997. These added bushels may provide for increased storage revenues in 1999. In addition, the lease agreement with Cargill provides added storage capacity and marketing opportunities in 1999 that were available for only a portion of 1998. The additional fertilizer sales and warehousing facilities should also provide opportunities for increased revenue in 1999.

The Processing Segment had a $13 million, or 21%, increase in sales. The majority of this increase, or $10.8 million, was due to a 74% increase in lawn fertilizer volume sold into the consumer market. This volume increase more than offset a 13% reduction in the average price per consumer market ton sold. Sales were up $2.5 million in the other fertilizer market segments while the cob-based businesses had decreased sales and revenues of $.3 million.

The Manufacturing Segment had a significant sales increase of $27.6 million, or 111%. Of this increase, $22.8 million was due to a 59% increase in railcars sold in 1998. The Segment's leasing and service business generated additional revenues of $4.3 million due to its steadily increasing railcar fleet. The remaining increase was due to additional revenue in the Manufacturing Segment's railcar repair shop.

The Retail Segment experienced a slight increase in sales, with both the Toledo and Columbus, Ohio markets up. The Segment ended 1998 with a strong Christmas season including a 6% increase in December same-store sales. This sales increase carried into January due primarily to weather-related sales.

Gross profit for 1998 totaled $166.6 million, an increase of $19 million, or 13%, from 1997. The Agriculture Segment had a gross profit increase of $9.9 million or 17% due to the $6.3 million increase in merchandising revenues described above and improved margins on sales of grain and fertilizer.

Gross profit for the Processing Segment increased $3.9 million, or 17%, from the prior year. All operations of the Processing Segment experienced increased gross profit. In the lawn fertilizer businesses, the increase was due to increased volume, even though gross profit per ton decreased. The cob-based businesses are transitioning to higher margin, value-added products and had a gross profit increase of $.3 million in spite of decreased volumes.

Gross profit in the Manufacturing Segment increased $3.8 million, or 50%, from the prior year. This was due primarily to higher railcar sales, greater volume of railcars repaired and higher gross profit per railcar repaired.

Gross profit in the Retail Segment improved by $1 million, or 2%, from 1997. This was due primarily to a 2% increase in margins resulting from changes in the product mix, including the addition of home soft goods and similar products in the 1998 reset of the stores.

Operating, administrative and general expenses for 1998 totaled $144.7 million, a $12.9 million, or 10%, increase from 1997. Full time employees increased over 10% from the prior year with the majority of the increase due to acquisitions or added capacity in the Agriculture Segment and growth in the Manufacturing Segment. Included in the total increase are additional labor and benefits charges of $5.5 million, maintenance charges of $2.5 million, an increase in the provision for bad debts of $2 million and an increase in depreciation and amortization of $.5 million. All of these increases reflect growth in the underlying businesses. Additional operating expenses relating specifically to the facilities added in 1998 were $3.5 million.

In 1997, the Retail Segment took a pretax, non-cash charge of $1.1 million to write down store assets to their fair value. There was no comparable charge in 1998.

Interest expense for 1998 was $9 million, a $.5 million, or 5%, increase from 1997. Average daily short-term borrowings increased 12% from 1997 while the average interest rate decreased slightly.

Income before income taxes of $13 million increased $6.8 million, or 108%, from the 1997 pretax income of $6.3 million. Income tax expense was $3.3 million, a $1.1 million, or 49%, increase from 1997. The effective tax rate of 25% represents a significant decrease from the 1997 effective tax rate of 35%.
This was due to refinements in the method used to calculate the benefit from the captive foreign sales corporation.

Net income more than doubled to $9.8 million from $4.1 million. Basic and diluted earnings per share also more than doubled from the 1997 amounts.

Comparison of 1997 with 1996

Sales and merchandising revenues for 1997 totaled $994 million, a decrease of $157 million, or 14%, from 1996. Sales in the Agriculture Segment were down $143.4 million, or 17%, due to a 9% volume decrease in grain coupled with an 11% decrease in the average price of a bushel sold. Most significant was the impact of 25 million fewer bushels of corn sold along with a drop in the average price of a corn bushel sold from over $4 in 1996 to less than $3 in 1997. This was offset by more sales of higher priced soybeans. Fertilizer sales for the same period also decreased $8.7 million on 5% fewer tons sold and a slight decrease in the average price of a ton sold. Offsetting the decrease in sales, merchandising revenues were up $1.4 million, or 6%, primarily due to improved income from storing and conditioning grain. Poor harvests in both 1995 and 1996 not only reduced the farmers' revenues and profitability, but also limited the Company's opportunities to sell and merchandise grain due to volume shortages and reduced the sales volume of fertilizer as farmers were forced to limit their applications.

The Processing Segment had a $12.2 million, or 17%, decrease in sales. Of this decrease $9.4 million represented the 1996 sales of the Sorbents TM business which was sold in the fourth quarter of 1996 and lawn fertilizer retail businesses that are no longer being operated by the Company. The remainder of the decrease resulted from lower volumes.

The Manufacturing Segment had increased sales of $3.9 million, or 19%. The majority of this increase resulted from additional railcar sales and increases in the leasing and service business.
 .
The Retail Segment experienced a $6.1 million, or 3%, decrease in sales, with all markets down. This was due to increased competition and a slow Christmas selling season.

Gross profit for 1997 totaled $147.7 million, a decrease of $11.5 million, or 7%, from 1996. The Agriculture Segment had a gross profit decrease of $7.8 million, or 12%, resulting primarily from the reduced sales of grain and lower margins on those sales due to decreasing market prices in 1997. Margins on fertilizer also decreased in 1997 when compared to 1996. As noted previously, merchandising revenues increased over the prior two years, which had low bushel volumes due to the weak harvests.

Gross profit for the Processing Segment decreased $3.9 million, or 15%, from the prior year. When excluding the 1996 gross profit related to the businesses no longer operated (as described previously), the Processing Segment had a gross profit decrease of $1 million, or 4%.

Gross profit for the Manufacturing Segment increased $1.8 million, or 31%, from the prior year due to the increases in railcar sales and the leasing and service business.

Gross profit for the Retail Segment decreased 6%. This was due to both sales decreases and a 2% decrease in the average margin.

Operating, administrative and general expenses for 1997 totaled $131.8 million, a $1.8 million, or 1%, decrease from 1996. This reduction includes approximately $2.6 million for businesses no longer operated and a return to a more normal level of expense for bad debts and grain contract nonperformance than in the prior two years.

In 1997, the Retail Segment took a pretax, non-cash charge of $1.1 million to write down store assets to their fair value. There was no comparable charge in 1996.

Interest expense for 1997 was $8.5 million, a $5.2 million, or 38%, decrease from 1996. Average daily short-term borrowings decreased 57% from 1996 and the average interest rate decreased slightly. Borrowings were unusually high in 1996 due to the extraordinarily high commodity prices from the third quarter of 1995 until their decrease in mid-1996.

Income before income taxes of $6.3 million represented a decrease of $5.6 million, or 47%, from the 1996 pretax income of $11.9 million. Income tax expenses was $2.2 million, a $3.3 million, or 60%, decrease from 1996. The decrease is attributable to the significant decrease in pretax income in 1997 and a decrease in the effective tax rate from 46% to 34%. The 1996 tax expense includes a non- recurring charge of $0.8 million (6.8%) to establish deferred income taxes on the assets and liabilities of the Partnership. In addition, state and local taxes decreased in 1997.

Net income decreased 36% to $4.1 million from $6.4 million. Earnings per share decreased 34% from $0.76 per share in 1996 to $0.50 per share in 1997.

Liquidity and Capital Resources

The Company's operations provided cash of $15.4 million in 1998, a change from 1997's operating use of cash of $15 million. Working capital at December 31, 1998 was $65.9 million, a significant improvement of $12.3 million or 23% from December 31, 1997 primarily due to a reduction in accounts payable for grain.

The Company has significant short-term lines of credit available to finance working capital, primarily inventories and accounts receivable. Lines of credit available on December 31, 1998 were $225 million. The Company had drawn $7.7 million on its short-term lines of credit at December 31, 1998, with $15.6 million drawn on its short-term lines at December 31, 1997. Typically, the Company's highest borrowing occurs in the spring due to seasonal inventory requirements in several of the Company's businesses, credit sales of fertilizer and a customary reduction in grain payables due to customer cash needs and market strategies.

The Company utilizes interest rate contracts to manage a portion of its interest rate risk on both its long and short term debt and lease commitments. As of December 31, 1998, the Company had swaps with a total notional amount of $27.7 million that convert variable rates to fixed rates on long and short-term borrowings. The Company also held treasury locks with a total notional amount of $8.4 million to hedge the interest component of firm commitment railcar lease transactions that it will close in 1999.

Cash dividends of $1.3 million were paid in 1998 ($.16 per share). The Company made income tax payments of $4 million in 1998. The Company also purchased 54,000 of its common shares on the open market at an average price of $10 per share. The Company issued approximately 62,000 shares to employees, directors and former employees under stock compensation plans. It also issued 193,000 shares to complete an acquisition.

During 1998, the Company acquired property, plant, equipment and intangible assets (customer lists, goodwill, software) with a value of $15.7 million. To accomplish this, it paid cash, gave up working capital and common shares and assumed existing debt. Included in these assets are $1.9 million in retail store improvements, $.5 million in computer and communication equipment, $3.1 million in railcars and railcar improvements, $.7 million in additions and improvements to its processing facilities, $5.2 million in additional facilities, equipment and businesses in the Agriculture Segment and $.5 million in safety and environmental improvements. Approximately $20 million is budgeted for capital spending in 1999 including $4.3 million for additional facilities, $3.6 million to increase the railcar fleet and $1.6 million to replace the point-of-sale systems in the Company's retail stores. These expenditures are expected to be funded by cash generated from operations or additional debt.

Certain of the Company's long-term debt is secured by first mortgages on various facilities. In addition, some of the long-term borrowings include provisions that impose minimum levels of working capital and equity, limitations on additional debt and require that the Company be substantially hedged in its grain transactions.

The Company's liquidity is enhanced by the fact that grain inventories are readily marketable and the lines of credit that it has available. In the opinion of management, the Company's liquidity is adequate to meet short-term and long-term needs.

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company' market risk sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices and interest rates as discussed below.

Commodities
The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company follows a policy of hedging its inventories and related purchase and sale contracts. The instruments used are readily marketable exchange traded futures contracts that are designated as hedges. To a lesser degree, the Company uses exchange traded option contracts, also designated as hedges. The changes in market value of such contracts have a high correlation to the price changes of the hedged commodity. The Company's accounting policy for these hedges, as well as the underlying inventory positions, and purchase and sale contracts is to mark them to the market price daily and include gains and losses in the statement of income in sales and merchandising revenues.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its commodity position. The Company's daily net commodity position consists of inventories, related purchase and sale contracts and exchange traded contracts. The fair value of such position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The result of this analysis, which may differ from actual results, is as follows:


          (in thousands)               December 31, 1998
Net short position                           $1,961
Market risk                                     196


Interest
The fair value of the Company's long-term debt is estimated using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. Such fair value exceeded the long-term debt carrying value. In addition, the Company has off-balance sheet interest rate contracts established as hedges. The fair value of these contracts is estimated based on quoted market termination values. Market risk, which is estimated as the potential increase in fair value resulting from a hypothetical one- half percent decrease in interest rates, is summarized below:


            (in thousands)              December 31, 1998
Fair value of long-term debt and
  interest rate contracts                    $78,521
Excess of fair value over carrying
  value                                          638
Market risk                                      403

Impact of Year 2000

The Company plan to resolve the Year 2000 Issue involves four phases: assessment, remediation, testing and implementation. The Company has completed its assessment of all systems that could be significantly affected by the year 2000 and has developed remediation plans that include both modifications and replacements. These remediation plans have been prioritized based on the perceived risk of failure or error. The Company interfaces with third parties in some of its businesses and functional areas. These third party interfaces have been considered in the assessment and remediation plans and have been assigned a high priority for completion.

The Company queried its significant suppliers and subcontractors that do not share information systems with the Company (its "external agents") and received responses from 76% of them. The Company plans to update this survey for new external agents added after the initial mailing and throughout 1999. To date, the Company is not aware of any external agent with a Year 2000 Issue that would materially impact the Company's results of operations, liquidity or capital resources. However, the Company has no means of ensuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year 2000 resolution processes in a timely fashion could materially impact the Company. The effect of non-compliance by external agents is not determinable.

Costs incurred to date have totaled approximately $1.4 million for the purchase of new software and $.8 million representing existing internal resources that were expensed as incurred. The remaining cost of remediation for the Company is estimated at $1.5 million, which includes $1.3 million for the purchase of software and hardware and $.2 million representing existing internal resources that will be expensed as incurred.

Year 2000 modification plans and software installations are under way and are expected to be substantially complete by the end of the first quarter of 1999 for all significant high risk systems except for the following:

           System                          Modification Completion Date
Wholesale fertilizer system replacement         2nd Quarter 1999
Retail farm center system replacement           2nd Quarter 1999
Retail point-of-sale system replacement         3rd Quarter 1999
Railcar marketing system                        2nd Quarter 1999
Processing EDI systems                          2nd Quarter 1999

Testing of remediated systems has begun as well and will be completed for the remaining systems upon completion of modifications.

There have been no substantial changes to the plans as previously reported. The Company believes that with the planned modifications and conversions, the Year 2000 Issue will not pose significant operational problems for its computer systems. However, if such modifications and conversions are not completed before the year 2000, there could be an impact on the operations of the Company. The Company is now in the process of developing contingency plans for its major systems applications and other high-risk systems. This process will both determine the need for a contingency plan based on the current status of remediation and testing as well as determine manual workarounds or other actions for these critical applications.

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

Forward Looking Statements

The preceding Letter to Shareholders, Business Review and Management's Discussion and Analysis contain various "forward-looking statements" which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate" and similar expressions identify forward- looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following factors could cause actual results to differ materially from historical results or those anticipated; weather, supply and demand of commodities including grains, fertilizer and other basic raw materials, market prices for grains and the potential for increased margin requirements, competition, economic conditions, risks associated with acquisitions, interest rates and income taxes.

                              The Andersons, Inc.

                   Notes to Consolidated Financial Statements

                               December 31, 1998

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

These consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. Certain previously reported amounts have been reclassified to conform to the 1998 presentation.

On July 1, 1998, the Company issued 193 thousand of its common shares to effect an acquisition of a retail farm center operation. The acquisition was accounted for as a purchase, and the results of operations have been included in the statement of income from July 1, 1998.

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

Gains and losses in the value of commodity contracts (whether due to changes in commodity prices or due to sale, maturity, or extinguishment of the commodity contract) and grain inventories and related forward grain contracts are included in sales and merchandising revenues in the statement of income.

The Company also periodically enters into interest rate contracts to manage interest rate risk on borrowing or financing activities. Income or expense associated with interest rate swap contracts is recognized on the accrual basis over the life of the agreement as a component of interest expense. The Company expenses the cost of interest rate caps at the date of purchase. Gains or losses upon settlement of treasury rate locks hedging the interest component of firm commitment lease transactions are recognized over the life of the ensuing lease transaction. At December 31, 1998, the balance of deferred losses on settled treasury locks totaled $1.7 million. There was no corresponding amount at December 31, 1997. All interest rate contracts are
entered into for hedging purposes.   The fair market value of interest rate
contracts is not recognized in the balance sheet.

Property, Plant and Equipment

Land, buildings and equipment are carried at cost. Depreciation is provided over the estimated economic useful lives of the individual assets principally by the straight-line method.

Internal Use Software

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use" (SOP 98-1). The Company adopted SOP 98-1 as of the beginning of 1998. Certain costs incurred in the development of internal use software that were previously expensed are now being capitalized. The effect of this accounting change was not material to net income or earnings per share for 1998.

Accounts Payable for Grain

The liability for grain purchases on which price has not been established (delayed price) has been computed on the basis of replacement market at the end of the year, adjusted for the applicable premium or discount.

Revenue Recognition

Sales of grain and other products are recognized at the time of shipment. Revenues from merchandising activities are recognized as open contracts are marked-to-the-market or as services are provided.

Income Taxes

Deferred income taxes are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

Advertising

Advertising costs are expensed as incurred. Advertising expense of $2.9 million, $3.2 million and $3.1 million is included in operating, administrative and general expense in 1998, 1997 and 1996, respectively.

Goodwill

Goodwill, representing the excess of purchase cost over the fair value of net assets of acquired companies, is amortized over the estimated period of benefit (currently 12 years) by the straight-line method. At December 31, 1998, goodwill of $.7 million was included in notes receivable and other assets in the balance sheet.

Earnings per Share

The Company adopted Financial Accounting Standards Board Statement No. 128, "Earnings per Share" in 1997. Under Statement No. 128, the Company is required to calculate basic and diluted earnings per share. Basic earnings per share is equal to net income divided by weighted average shares outstanding. Diluted earnings per share is equal to basic earnings per share plus the incremental share effect of dilutive options.

         (in thousands)                  1998     1997      1996
Net income available for common
  shareholders                        $ 9,752  $ 4,074    $6,406

Weighted average shares
 outstanding - basic                    8,059    8,160     8,425
Additional shares contingently
 issuable upon exercise of options         59        7        14
Weighted average shares
 outstanding - diluted                  8,118    8,167     8,439

Comprehensive Income

As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of this Statement had no impact on the Company's net income or shareholders' equity. Statement No. 130 requires the effect of changes in the minimum pension liability to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130.

New Accounting Standards

In June 1997, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal years beginning after June 15, 1999. The impact that this statement will have on the Company has not been determined.

3. Inventories

Major classes of inventories are as follows:

                                           December 31
             (in thousands)               1998      1997

   Grain                               $  91,218  $113,838
   Agricultural fertilizer and
    supplies                              27,127    18,908
       Agriculture                       118,345   132,746
   Processing                             22,428    20,142
   Manufacturing                          16,039     8,754
   Retail                                 25,863    27,674
   Other                                   2,315     2,151
                                       $ 184,990  $191,467

4. Property, Plant and Equipment

The components of property, plant and equipment are as follows:

                                         December 31
          (in thousands)               1998       1997

Land                                $  12,095  $  11,763
Land improvements and leasehold
 improvements                          26,056     24,594
Buildings and storage facilities       88,818     85,377
Machinery and equipment               112,561    104,590
Construction in progress                3,059      2,109
                                      242,589    228,433
Less allowances for depreciation and
 amortization                         152,532    142,636
                                    $  90,057  $  85,797

5. Asset Impairment Charge

Based upon an assessment of historical and projected operating results, the Company determined in 1997 that the carrying value of certain retail store assets were impaired under the criteria defined in FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets
to be Disposed Of."   As a result, the Company recorded a pretax impairment
charge of $1.1 million ($.7 million after tax or $.09 per share) to write down the carrying value of these assets to their estimated fair value. Fair value was estimated through market price comparisons for similar assets.

6. Banking and Credit Arrangements

The Company has available lines of credit for unsecured short-term debt with banks aggregating $225 million. The credit arrangements, the amounts of which are adjusted from time to time to meet the Company's needs, do not have termination dates but are reviewed at least annually for renewal. The terms of certain of the lines of credit provide for annual commitment fees.

The following information relates to borrowings under short-term lines of credit during the year indicated.

(in thousands, except for              1998      1997       1996
      interest rate)

Maximum borrowed                     $94,100   $110,500   $207,800
Average daily amount
 borrowed (total of daily
 borrowings divided by
 number of days in period)            57,134     51,237    119,187
Average interest rate
 (computed by dividing
 interest expense by
 average daily amount
 outstanding)                          5.92%      5.98%      6.10%

7. Long-Term Debt

Long-term debt consists of the following:
                                                       December 31
            (in thousands)                           1998      1997

Note payable under revolving line of credit         $25,500   $20,000
Note payable, 7.8%, payable $398 thousand
 quarterly, due 2004                                 11,712    13,304
Notes payable, variable rate (6.3% at
 December 31, 1998), payable $336
 thousand quarterly, due 2002                         7,737     9,082
Other notes payable                                     762     1,120
Industrial development revenue bonds:
 6.5%, payable $1 million annually, due 1999          1,000     2,000
 Variable rate (5.4% at December 31,
  1998), payable $882 thousand annually
  through 2004                                        4,588     5,470
 Variable rate (4.7% at December 31,
  1998), due 2025                                     3,100     3,100
Debenture bonds, 6.5% to 8.7%, due
 1999 through 2008                                   23,049    19,556
Other bonds, 4% to 10%                                  435       483
                                                     77,883    74,115
 Less current maturities                              6,318     8,406
                                                    $71,565   $65,709

The Company has a $40 million revolving line of credit with a bank which bears interest based on the LIBOR rate (effective rate of 6% at December 31, 1998). The revolving line of credit expires on July 1, 2001.

The variable rate notes payable due 2002, the note payable due 2004, and the industrial development revenue bonds re collateralized by first mortgages on certain facilities and related property with a book value of approximately $30 million.

The various underlying loan agreements, including the Company's revolving credit line, contain certain provisions which require the Company to, among other things, maintain minimum working capital of $32 million and net equity (as defined) of $43 million, limit the addition of new long-term debt, limit its unhedged grain position to 2 million bushels, and restrict the amount of dividends. The Company was in compliance with these covenants at December 31, 1998.

The aggregate annual maturities of long-term debt, including sinking fund requirements, are as follows: 1999--$6 million; 2000--$4 million; 2001--$32 million; 2002--$11 million and 2003--$9 million.

Interest paid (including short-term lines of credit) amounted to $9 million in 1998 and 1997 and $15 million in 1996.

The Company periodically utilizes interest rate contracts to manage interest rate risk on short-term borrowings by converting variable interest rates to short-term fixed rates consistent with projected borrowing needs. At December 31, 1998, the Company was participating in two short-term interest rate swap agreements, with a total notional amount of $20 million. The interest rate swaps expire in May and July, 1999 and convert variable interest rates to a fixed rate of 6.22%.

The Company entered into a long-term interest rate swap in December 1996 to convert its variable rate note payable to a fixed rate of 6.84%. This swap expires in October 2002. The notional amount of this swap equals the outstanding balance of the long-term note and amortizes in the same manner as the note principal. The Company also has entered into a long-term treasury lock with a total notional amount of $8.4 million. This instrument hedges the interest component on firm commitment lease transactions that are projected to close in 1999. The effect of long-term and short-term interest rate contracts on interest expense was not significant in 1998, 1997 and 1996.

8. Income Taxes

Income tax expense (credit) consists of the following:

                                     Year ended December 31
     (in thousands)                1998       1997      1996

Current:
   Federal                        $4,919    $1,728     $2,268
   State and local                    31       (25)       451
                                   4,950     1,703      2,719

Deferred:
   Federal                        (1,415)      393      2,134
   State and local                  (281)       85        632
                                  (1,696)      478      2,766

Total:
   Federal                         3,504     2,121      4,402
   State and local                  (250)       60      1,083
                                  $3,254    $2,181     $5,485

A reconciliation from the statutory U.S. federal tax rate of 35% to the effective tax rate is as follows:

                                             1998   1997    1996
Statutory U.S. Federal tax rate              35.0%  35.0%   35.0%
Increase (decrease) in rate resulting from:
Effect of commissions paid to
 foreign sales corporation                  (10.3)  (1.4)   (0.4)
State and local income taxes net  of
 related federal taxes                        0.4    0.6     4.4
Net basis differences of partnership           --     --     6.8
Other (net)                                  (0.1)   0.7     0.3
Effective tax rate                           25.0%  34.9%   46.1%

In 1998, the Company refined its method for calculating commissions payable to its foreign sales corporation as provided under current regulations of the Internal Revenue Service. As a result of this refinement in calculation, the Company reduced its federal income tax liability for 1997 and 1996 by approximately $.5 million and $.3 million, respectively. These reductions are reflected in 1998 income taxes as an increased effect of commissions paid to its foreign sales corporation.

Income taxes paid in 1998, 1997 and 1996 were $4 million, $4.1 million, and $.1 million.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                     December 31
               (in thousands)
                                                      1998       1997
Deferred tax liabilities:
  Tax depreciation in excess of book depreciation   $(8,968)   $(7,555)
  Prepaid employee benefits                          (2,122)    (1,682)
  Deferred income                                      (570)      (692)
  Other                                                (408)      (463)
                                                    (12,068)   (10,392)
Deferred tax assets:
  Employee benefits accrual                           3,366      2,919
  Deferred income                                     1,776        217
  Allowance for doubtful accounts and notes
   receivable                                         1,636      1,138
  Inventory reserve                                   1,337      1,086
  Investments                                           495        857
  Other                                                 762        190
                                                      9,372      6,407
Net deferred tax liability                          $(2,696)   $(3,985)

9. Stock Compensation Plans

The Company has elected to account for its two stock compensation plans using the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's stock options equaled the market price of the underlying stock on the date of grant, no compensation expense is recognized for either of its plans.

The Long-Term Performance Compensation Plan (the "LT Plan") authorizes the Board of Directors to grant options and share awards to employees and outside directors for up to 900,000 common shares of the Company. Options granted under the LT Plan have a maximum term of 10 years. Options granted to outside directors have a fixed term of five years and vest after one year. Options granted to management personnel under the LT Plan have a five year term and vest 40% immediately, 30% after one year and the remaining 30% after two years. In addition, certain Company executives and outside directors have elected to receive a portion of their cash compensation in stock options issued under the LT Plan. These options vest immediately and have a ten-year term. There were 57,958 and 50,756 options issued in lieu of cash compensation in 1998 and 1997, respectively.

The Company issued 17,445 restricted shares during 1998 of which 9,923 remain outstanding at December 31, 1998. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Shares issued under the plan were recorded at their fair market value on the grant date with a corresponding charge to shareholders' equity representing the unearned portion of the award. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to this plan amounted to $20 thousand during 1998.

The Company's Employee Share Purchase Plan (the "ES Plan") allows employees to purchase common shares through payroll withholdings. It also contains an option component. The share purchase price is the lower of the market price at the beginning or end of the year. The Company records a liability for withholdings not yet applied towards the purchase of common stock.

Pro forma information regarding net income and earnings per share is required by Statement 123, and also requires that the information be determined as if the Company has accounted for its employee stock options granted under the fair value method of that Statement. The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions by year.

                                        1998     1997       1996
    Long Term Performance
      Compensation Plan
Risk free interest rate                5.61%     6.22%     5.55%
Dividend yield                         1.79%     1.33%     1.30%
Volatility factor of the
 expected market price of the
 Company's common shares               .266      .272      .389
Expected life for the options
 (in years)                            6.43      6.49      5.00

Employee Share Purchase Plan
Risk free interest rate                5.46%     6.08%     5.07%
Dividend yield                         1.80%     1.35%     1.30%
Volatility factor of the
 expected market price of the
 Company's common shares               .266      .272      .389
Expected life for the options
 (in years)                            1.00      1.00      1.00

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for per share information):

                           1998      1997       1996
Pro forma net income      $9,348    $3,700     $6,154
Pro forma earnings per
  share:
   Basic                   $1.16      $.45       $.73
   Diluted                 $1.15      $.45       $.73

A summary of the Company's stock option activity, and related information for the years ended December 31 follows (in thousands, except for prices):

                          Long Term Performance Compensation Plan
                           1998            1997            1996
                             Weighted         Weighted        Weighted
                             Average          Average         Average
                             Exercise         Exercise        Exercise
                      Shares  Price    Shares  Price   Shares  Price

Outstanding at
 beginning of year      305    $8.85    137    $8.60     --       --
Granted / subscribed    202     8.93    170     9.05    137    $8.60
Exercised                (3)    8.76     --       --     --       --
Expired/forfeited        (5)    8.63     (2)    8.60     --       --
Outstanding at end of
 year                   499    $8.89    305    $8.85    137    $8.60

                           1998
Options available for
 grant at end of year       386
Options price range at
 end of year            $8.60 to $10.375
Weighted average
 remaining contractual
 life (in years)           4.30
Weighted average fair
 value of options
 granted during the
 year                     $2.80
Options exercisable at
 end of year                375
Weighted average
 exercise price of
 options exercisable
 at end of year           $8.86

                             Employee Share Purchase Plan
                           1998            1997            1996
                             Weighted         Weighted        Weighted
                             Average          Average         Average
                             Exercise         Exercise        Exercise
                      Shares  Price    Shares  Price   Shares  Price
Outstanding at
 beginning of year      47    $8.875     49    $8.60     --      --
Granted / subscribed    38     8.875     52     8.875    59    $8.60
Exercised              (47)    8.875    (49)    8.60     --       --
Expired                 (2)    8.875     (5)    8.875   (10)    8.60
Outstanding at end of
 year                   36    $8.875     47    $8.875    49    $8.60

                           1998
Options available for
 grant at end of year       168
Options price range at
 end of year             $8.875
Weighted average fair
 value of options
 granted during the year   1.06
Options exercisable at
 end of year                 36

10. Leases and Related Commitments

The Company leases certain equipment and real property under operating leases, including railcars. Many of the Company's leasing arrangements provide for renewals and purchase options, including a majority of the railcar leases. Rental expense and rental income under operating leases was as follows:

      (in thousands)          1998      1997       1996

Rental expense - railcars    $8,883    $7,160     $6,683
Rental expense - other        4,522     4,819      5,251
Total rental expense        $13,405   $11,979    $11,934

Rental income - railcars    $11,198    $8,545     $7,844
Rental income - other            69        69         80
Total rental income         $11,267    $8,614     $7,924

At December 31, 1998, the Company had commitments for railcar lease and sublease transactions that are scheduled to close in 1999. Future minimum rentals and sublease income that will result from these transactions have not been reflected in the following table, however, the Company anticipates that these leases will result in sublease income in excess of future minimum rentals over the ensuing lease terms.

Future minimum rentals for all noncancelable operating leases and future rental income from subleases are as follows:

   (in thousands)         Future    Future Rental
                         Minimum       Income
                         Rentals

1999                  $  8,193       $  3,702
2000                     5,951          2,191
2001                     4,926          1,915
2002                     4,149          1,661
2003                     3,404          1,187
Future years             7,384          4,899
                       $34,007        $15,555

11. Pension and Other Postretirement Benefits

In February, 1998, Statement of Financial Accounting Standard No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued. Statement No. 132 revises employers' disclosures about pension and other postretirement benefit plans and is effective for 1998. The 1997 and 1996 pension and postretirement benefits disclosures have been restated to conform to the 1998 presentation.

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution pension plans. The Company's expense for its defined contribution plans amounted to $1.1 million, $1.1 million, and $1 million in 1998, 1997 and 1996, respectively. The Company also provides certain health insurance benefits to employees including retirees. The Company elected to recognize the accrued benefits earned by employees, as of January 1, 1993 (transition obligation) prospectively, which means this cost will be recognized as a component of the net periodic postretirement benefit cost over a period of approximately 20 years.

Following are the details of the defined benefit pension (Pension Benefits) plans and postretirement benefit plan liability and funding status.

                                               Postretirement
       (in thousands)        Pension Benefits     Benefits
                              1998     1997      1998     1997
Change in benefit obligation
Benefit obligation at
 beginning of year           $16,440  $14,082   $10,294   $9,595
Service cost                   1,679    1,536       298      302
Interest cost                  1,169    1,000       613      711
Actuarial losses               2,832      827     2,555      219
Plan amendment                    --       --    (4,585)      --
Participant contributions         --       --        15       14
Benefits paid                 (1,090)  (1,006)     (605)    (547)
Benefit obligation at end of
 year                         21,030   16,439     8,585   10,294

Change in plan assets
Fair value of plan assets at
 beginning of year            16,800   13,017       --        --
Actual return on plan assets   3,925    2,446       --        --
Company contributions          2,147    2,343      590       533
Participant contributions         --       --       15        14
Benefits paid                 (1,090)  (1,006)    (605)     (547)
Fair value of plan assets at
 end of year                  21,782   16,800       --        --

Funded status of plans
 (underfunded)                   752      361   (8,585)  (10,294)
Unrecognized net actuarial
 loss (gain)                     240      (54)   2,344      (180)
Unrecognized prior service
 cost                            195      222       --        --
Unrecognized net transition
 obligation                       --      (42)   1,550     6,309
Additional minimum liability    (244)    (191)      --        --
Prepaid (accrued) benefit
 cost                        $   943  $   296  $(4,691)  $(4,165)

Amounts recognized in the consolidated balance sheets consist of:

                                                 Postretirement
       (in thousands)          Pension Benefits     Benefits
                                1998     1997      1998    1997
Accrued expenses             $ (897)   $(1,070)  $   --   $   --
Pension and postretirement
 asset (liability)            1,840      1,366    (4,691)  (4,165)
Net amount recognized       $   943    $   296   $(4,691) $(4.165)

Included in pension and postretirement benefits at December 31, 1998 is $262 thousand of deferred compensation for certain employees who, due to Internal Revenue Service guidelines, may not take full advantage of the Company's defined contribution plan. Assets funding this plan are recorded at fair value in prepaid expenses. There are no comparable amounts for December 31, 1997.

In March 1998, the Company amended its postretirement benefit plan to provide eligible retirees the option of enrolling in a Medicare HMO. Subsequent to the initial enrollment period, the Company re-measured its accumulated benefit obligation incorporating the Medicare HMO enrollment and cost assumptions. The $4.6 million reduction in the accumulated benefit obligation resulting from the re-measurement has been netted with the unrecognized net transition obligation. The plan amendment will result in a reduction in future annual benefit cost by approximately $.6 million and reduced the 1998 benefit cost by approximately $.2 million.

Amounts applicable to a Company pension plan with accumulated benefit obligations in excess of plan assets are as follows:

           (in thousands)              1998          1997
Projected benefit obligation          $1,160       $ 1,039
Accumulated benefit obligation and
 additional liability                    760           498
Fair value of plan assets                 --            --

Minimum liability adjustment          $ (244)      $  (191)
Intangible asset                         195           191
                                          49            --
Tax benefit                               20            --
Other comprehensive income            $   29       $    --


                                                Postretirement
                             Pension Benefits     Benefits
                              1998      1997     1998    1997
Weighted average assumptions
  as of December 31
Discount rate                 6.8%      7.5%     6.8%    7.5%
Expected return on plan
  assets                      8.0%      8.0%      --      --
Rate of compensation
  increases                   4.0%      4.0%      --      --
Health care cost trend rate    --        --      5.0%    5.0%

The health care cost trend rate of 5% is assumed to remain at that level.

                                Pension Benefits       Postretirement
                                                          Benefits
      (in thousands)        1998    1997    1996     1998    1997    1996
Components of net periodic
  benefit cost
Service cost               $1,679  $1,536  $1,503    $298    $302    $272
Interest cost               1,169   1,000     796     613     711     666
Expected return on plan
 assets                    (1,422) (1,085)   (835)     --      --      --
Amortization of prior
 service cost                  27      32      38      --      --      --
Recognized net actuarial
 loss                          35      20      --      31      --      --
Amortization of net
 transition obligation        (42)    (50)    (50)    175     421     421
Benefit cost               $1,446  $1,453  $1,452  $1,117  $1,434  $1,359

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                  One-Percentage-Point
      (in thousands)
                               Increase         Decrease
Effect  on total of  service
 and interest cost
 components in 1998             $  177          $   (149)
Effect on postretirement
 benefit obligation as of
 December 31, 1998              $1,545           $(1,227)

To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $2.8 million and $2.6 million at December 31, 1998 and 1997, respectively, and are included in prepaid expenses.

12. Fair Values of Financial Instruments

The fair values of the Company's cash equivalents, margin deposits and long and short-term debt, approximate their carrying values since the instruments provide for short terms to maturity and/or variable interest rates based on market indexes. The Company's investments in affiliates are accounted for on the equity method which approximates fair value.

The Company believes the fair value of its notes receivable, long-term notes payable and debentures, some of which bear fixed rates and terms of five or ten years, approximate their carrying values, based upon interest rates offered by the Company on similar notes receivable and bonds and rates currently available to the Company. The fair value of off-balance sheet interest rate contracts as described in Note 7, which are not recognized in the balance sheet, is estimated based on quoted market termination values. Fair values of these contracts amount to liabilities of $.7 million and $.6 million at December 31, 1998 and 1997, respectively. The fair value of these interest rate contracts are substantially offset by unrealized appreciation and depreciation in the hedged items.

13. Business Segments

In June 1997, Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued.
Statement No. 131 establishes new standards for reporting information about operating segments and is effective for 1998. The 1997 and 1996 business segment presentations have been restated to conform with the 1998 presentation.

The Company has evaluated its operations in accordance with Statement No. 131 and has determined that its operations include four reportable business segments. This determination was made primarily on the basis of services offered and does include aggregation of operating segments. The Agriculture segment includes grain merchandising and the operation of terminal grain elevator facilities and the manufacture and distribution of agricultural inputs, primarily fertilizer, to dealers and farmers. The Processing segment includes the production and distribution of lawn care and corncob based products. The Manufacturing segment includes the leasing, marketing and fleet management of railcars, railcar repair and metal fabrication. The
Retail segment includes the operation of six large retail stores and a distribution center.

Included in the Other classification are the operations of several smaller businesses and corporate level amounts not attributable to an operating segment. These smaller businesses include the operations of ten auto service centers (a joint venture), a lawn and garden equipment sales and service shop and the marketing of the Company's excess real estate.

The segment information that follows (in thousands) includes the allocation of expenses shared by one or more segments. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses. Intersegment sales are made at prices comparable to normal, unaffiliated customer sales. Operating income (loss) for each segment is based on net sales and merchandising revenues plus identifiable other income less all identifiable operating expenses, including interest expense for carrying working capital and long-term assets.

     1998       Agriculture   Processing   Manufacturing    Retail    Other      Total
Revenues from
 external
 customers        $788,133     $73,942        $52,324      $170,363  $13,960  $1,098,722
Inter-segment
 sales               5,753       1,001          1,073            --       --       7,827
Other income         1,907         407            871           219    2,008       5,412
Interest expense
 (credit)(a)         6,212       1,231            907         1,974   (1,370)      8,954
Operating
 income (loss)       6,676       2,810          4,365         1,655   (2,500)     13,006
Identifiable
 assets            211,777      42,499         25,780        57,331   23,436     360,823
Capital
 expenditures        6,727       1,351          3,466         1,930      968      14,442
Depreciation and
 amortization        5,224       1,170            454         2,714    1,013      10,575

     1997       Agriculture   Processing   Manufacturing    Retail    Other      Total
Revenues from
 external
 customers         $723,335    $60,920        $24,760      $169,907  $14,824    $993,746
Inter-segment
 sales                3,071        940          1,202            --       --       5,213
Other income          1,577        606            421           239    2,256       5,099
Interest expense
 (credit)(a)          6,002      1,201            589         2,163   (1,461)      8,494
Asset
 impairment              --         --             --         1,121       --       1,121
Operating
income (loss)(b)      2,302        698          3,310          (624)     569       6,255
Identifiable
 assets             232,769     37,690         13,599        59,508   24,678     368,244
Capital
 expenditures         8,381      1,170            243         4,316    1,317      15,427
Depreciation and
amortization          4,728      1,131            427         2,823      956      10,065

<caption
     1996       Agriculture   Processing   Manufacturing    Retail    Other      Total
Revenues from
 external
 customers         $865,333    $73,155        $20,856      $175,957  $15,003  $1,150,304
Inter-segment
 sales                2,314        950          1,166            --       --       4,430
Other income          1,402      1,340            389           177    1,344       4,652
Interest expense
 (credit) (a)        10,628      1,381            635         2,262   (1,203)     13,703
Operating
 income (loss)        3,689      2,858          2,266         3,800     (722)     11,891
Identifiable
 assets             190,932     33,913         16,290        61,799   43,657     346,591
Capital
 expenditures         4,359      1,040            649         3,042    1,030      10,120
Depreciation and
 amortization         4,336      1,250            455         2,870      819       9,730

(a) The other category of interest expense includes net interest income at the company-level representing rate differential between the interest rate on which interest is allocated to the operating segments and the actual rate at which borrowings were made.
(b) Operating loss for the retail segment includes the impairment writedown of $1.1 million in 1997.

Grain sales for export to foreign markets amounted to approximately $171 million, $177 million and $193 million in 1998, 1997 and 1996, respectively.
In 1998, grain sales of $162 million were made to an unaffiliated customer. No unaffiliated customer accounted for more than 10% of sales and merchandising revenues in 1997 or 1996.

Board of Directors
Richard P. Anderson (3)
Chairman
The Andersons, Inc.

Thomas H. Anderson (3)
Chairman Emeritus
The Andersons, Inc.

Donald E. Anderson (3)
Director of Science, retired
The Andersons, Inc.

Michael J. Anderson (3)
President & Chief Executive Officer
The Andersons, Inc.

Richard M. Anderson (3)
Vice President & General Manager
Processing Division
The Andersons, Inc.

John F. Barrett (2), (3)
President & Chief Executive Officer
The Western & Southern Life Insurance Co.

Paul M. Kraus (3)
Attorney
Marshall & Melhorn

Donald L. Mennel (1), (3)
President & Treasurer
The Mennel Milling Company

David L. Nichols (1), (2), (3)
Retired Chairman & Chief Executive Officer
Mercantile Stores Company, Inc.

Dr. Sidney A. Ribeau (1), (3)
President
Bowling Green State University

Charles A. Sullivan (1), (2), (3)
Chairman & Chief Executive Officer
Interstate Bakeries Corp.

Jacqueline F. Woods (3)
President & Chief Executive Officer
Ameritech Ohio

(1)  Audit Committee
(2)  Compensation Committee
(3)  Nominating Committee

Independent Auditors
Ernst & Young LLP, Toledo, Ohio

Nasdaq Symbol
The Andersons, Inc. common shares are traded on the Nasdaq
National Market tier of The Nasdaq Stock Market under the symbol: ANDE

Shareholders
As of March 1, 1999 there were 8,166,797 shares of common stock outstanding. At that date, there were 751 shareholders of record and approximately 2,500 shareholders for whom securities firms acted as nominees.

Corporate Officers

Thomas H. Anderson
Chairman Emeritus

Richard P. Anderson
Chairman

Michael J. Anderson
President & Chief Executive Officer

Christopher J. Anderson
President, Processing & Manufacturing Group

Daniel T. Anderson
President, Retail Group

Joseph L. Braker
President, Agriculture Group

Joseph C. Christen
Vice President, Human Resource Development

Dale W. Fallat
Vice President, Corporate Services

Philip C. Fox
Vice President, Corporate Planning

Charles E. Gallagher
Vice President, Personnel

Richard R. George
Vice President & Controller

Beverly J. McBride
Vice President, General Counsel & Secretary

Gary L. Smith
Vice President, Finance & Treasurer

Investor Information

Corporate Offices
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537
419-893-5050
Internet:  www.andersonsinc.com

Transfer Agent & Registrar
Harris Trust & Savings Bank
Shareholder Services Division
311 West Monroe
PO Box A-3504
Chicago, Illinois 60690-3504
312-360-5260

Form 10K
The Andersons' 1998 Form 10-K filed in late March 1999 with the SEC, is available to stockholders and interested individuals without charge by writing or calling Investor
Relations.

Investor Relations
Gary Smith
Vice President, Finance & Treasurer
419-891-6417
email: gary_smith@andersonsinc.com

Annual Meeting
The annual shareholders' meeting of The Andersons, Inc. will be held at The Andersons' Activities building, 1833 S.
Holland-Sylvania Rd., Toledo, Ohio at 7:00 p.m. on April 22,
1999.

Our Mission

We firmly believe that our company is a powerful vehicle through which we channel our time, talent and energy in pursuit of the fundamental goal of serving God by serving others.

Through our collective action we greatly magnify the impact of our individual efforts to:

Provide extraordinary service to our customers

Help each other improve

Support our communities

Increase the value of our Company


[Logo]

The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537