Form 10-K405, Exhibit 13
period 1999-12-31
ANDERSONS INC
filed 2000-03-10
CIK 821026

                                                                      Exhibit 13

WE'RE GROWING PLACES
1999 ANNUAL REPORT
THE ANDERSONS, INC.

TABLE OF CONTENTS
HIGHLIGHTS                                                      1
LETTER TO SHAREHOLDERS                                          2
AGRICULTURE GROUP                                               4
PROCESSING GROUP                                                6
MANUFACTURING GROUP                                             8
RETAIL GROUP                                                   10
SELECTED FINANCIAL DATA                                        12
REPORT OF INDEPENDENT AUDITORS                                 13
AUDITED CONSOLIDATED FINANCIAL STATEMENTS                   14-17
MANAGEMENT'S DISCUSSION & ANALYSIS                          18-21
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                  22-32
OFFICERS & DIRECTORS DATA                             INSIDE BACK

DILUTED EARNINGS PER SHARE [BAR CHART]
                  1997     1998     1999
                  .50      1.20     1.03

CORPORATE PROFILE
The Andersons, Inc. (Nasdaq: ANDE) is a diversified Agribusiness and Retailing Compnay with annual revenues of approximately $1 billion. The Company, which began operations in Maumee, Ohio in 1947 with one grain elevator and 500,000 bushels of storage capacity, today has four operating groups: Agriculture, Processing, Manufacturing, and Retail. For more in-depth information about the Company visit our website at www.andersonsinc.com.

1999 ACCOMPLISHMENTS

-        Cash dividends increased 25%
- Announced the sale of the Tireman Auto Centers in effort to focus on core competencies
- Announced acquisition of the U.S. professional turf business of The Scotts Company
-        Processing Group increased operating capacity by over 70%
-        Invested in process engineering consulting to improve productive capacity
-        Completed our largest rail-car deal to date
         -        Railcars controlled - 4,300
         -        Locomotives controlled - 30
- Increased grain storage capacity at two Michigan elevators and acquired a pelletized lime plant in Indiana
-        Ended 1999 with 68 million bushels in storage - a 15% increase over
         1998
- Developed the Risk Profiler(TM) - a tool designed to manage pricing and volume risk for the grain producer
-        All company systems transitioned to new millennium without disruptions
-        Implementing a common information systems platform across all Farm
         Centers
- Completed first phase of ERP implementation in the Wholesale Fertilizer Division and select corporate accounting functions
- Rolled out new Point-of-Sales system in Retail stores to improve checkout, credit control and inventory management.
- Retail group recorded top line growth of 4% with operating income up significantly over 1998



Financial Highlights

(in thousands, except for per share & performance data)              1999            1998          % Change
OPERATIONS
Grain sales & revenues                                               $ 477,799       $  630,507         -24.2%
Fertilizer, retail & other sales                                       496,942          468,215           6.1%
Other income                                                             4,195            5,412         -22.5%
                                                                 -------------------------------
TOTAL SALES & REVENUES                                                 978,936        1,104,134         -11.3%
Gross profit - grain                                                    41,586           40,748           2.1%
Gross profit - fertilizer, retail & other                              131,908          125,893           4.8%
                                                                 -------------------------------
TOTAL GROSS PROFIT                                                     173,494          166,641           4.1%
Income before income taxes                                              11,959           13,006          -8.1%
Net income                                                               8,379            9,752         -14.1%
Effective tax rate                                                       29.9%            25.0%          19.6%

PER SHARE DATA
Net income - basic                                                     $  1.05        $    1.21         -13.2%
Net income - diluted                                                      1.03             1.20         -14.2%
Dividends per share                                                       0.20             0.16          25.0%
Year end market value                                                     7.81            11.56         -32.4%

PERFORMANCE
Pretax return on beginning equity                                        14.5%            18.0%
Net income return on beginning equity                                    10.1%            13.5%
Long-term debt to equity ratio*                                       0.9-TO-1         0.9-to-1
Weighted average shares outstanding - basic                          7,996,000        8,059,000
Number of employees                                                      3,053            3,035


*Including pension and postretirement benefits

[Pie Charts]                               1999                    BEGINNING                 1999
                                         REVENUES              ALLOCATED CAPITAL           OPERATING
                                    YEAR: $979 MILLION          (AS OF 1/1/99)              INCOME
Agriculture                                         65.5%              $ 75                $ 6,054
Processing                                           8.5%              $ 18                $   (95)
Manufacturing                                        6.1%              $ 14                $ 4,225
Retail                                              18.1%              $ 41                $ 2,455
Other                                                1.8%              $ 17                $  (680)
                                 -------------------------------------------------------------------------
                                                  100.00%            $  165                $11,959
                                 =========================================================================


TO OUR SHAREHOLDERS, EMPLOYEES AND FRIENDS

"WE ARE GROWING PLACES" is evident in the actions of our operating units in 1999. We experienced growth in the number of operating facilities, in service to our customers and in our focus on core competencies. The Andersons, Inc. is a company in transition, within industries in transition. Such times create opportunity for those who see the value of change, and it is our intention to make the most of every opportunity to improve the value of our company.

1999 RESULTS - The Andersons achieved superior earnings in the first two quarters. However, the second half of the year was more difficult as business conditions changed rapidly in the Agriculture (Ag) Group and we invested heavily in the Processing Group. We recorded revenues of $975 million, down 11% from 1998, and earnings of $8.4 million compared with $9.8 million. Earnings per share were $1.03 compared with $1.20. Dividends increased 25% to $0.20. Our cash flow was strong, the year-end balance sheet was stronger than ever, and we repurchased approximately 500,000 shares from the open market.

The Ag Group was the performance leader, with the Grain Division turning in its best performance in seven years. However, historic low grain prices dampened demand for inputs, putting pressure on earnings in the Wholesale Fertilizer and Farm Center Divisions. The Manufacturing Group recorded another good year, though flat relative to 1998. Processing, investing heavily for the future, reported break-even performance. The Retail Group increased sales by 4% and ended 1999 with operating income up 48% over 1998. 1999's performance will be discussed in greater depth in the business review pages of this report.

As for our future, "WE ARE GROWING PLACES." Where do we see the best opportunities? Our recent PROCESSING GROUP investments in additional operating capacity and process engineering improvements, and our recent announcement to acquire the U.S. professional turf business of The Scotts Company, demonstrates that we believe that the lawn and garden industry offers significant growth potential and opportunity for The Andersons. Our research indicates the U.S. lawn and garden industry is growing at double-digit rates. Demographics are positively affecting the industry as a generation of affluent empty nesters spends more time and money on their lawn and gardens. In the last 12 months we have increased capacity by 70%, adding manufacturing in the Southeast, Atlantic Coast and the Midwest. We are looking for additional production capacity in the West as well. The industry is consolidating and we stand ready to take a leadership role in serving this growing, lucrative market.

Just before the end of 1999, the MANUFACTURING GROUP completed its largest lease deal on record. We now control 4,300 rail cars and 30 locomotives that are in service throughout the United States and Canada. Our position in the industry is to source quality used operating equipment, configure it to meet the customer's specifications, and bring the parties together through customized operating leases. We are increasing our focus on fleet management services, which keeps us very close to equipment specifications and customer demands. This focus puts us in a good position to understand and serve future customer needs immediately. The railroad industry is consolidating and trying to become more efficient, with a focus on investing in infrastructure and power rather than railcars. These market changes allow us to utilize our skills and play into our market niche. The railroad consolidation has also stimulated the short-line railroad industry, a market that is friendly to our equipment and lease structures. There are 1.4 million rail cars in the U.S., so we have just scratched the surface.

We also see opportunity as the financial services industry consolidates. Financial institutions will be looking outside their traditional infrastructure to build their portfolios, often to intermediaries such as The Andersons. We believe there is an opportunity to source and place equipment with quality credits in creative lease structures.

Our largest investment is in the AG GROUP with 42% of the total permanent assets. The Grain Division started 2000 with 68 million bushels of inventory, 15% more than it held at the beginning of 1999. Since the Grain Division's income is sensitive to bushels stored and handled, this puts us in a very good position for 2000. In addition, we have added storage capacity at two of our Michigan elevators, which will make those operations more efficient as we handle more varieties of commodities. We developed the Risk Profiler(TM); a tool designed to evaluate the pricing and volume risks for the producer. We will continue to follow the evolution of genetically modified grain (GMO), to make sure that we are in good position to serve the industry when specific GMO commodity sourcing and segregation is required.

1999 was the first full year that The Andersons leased and operated two neighboring Cargill elevators in Northwest Ohio. The lease agreement also gives us access to Cargill's global grain-marketing network. The alliance has been a success and we will continue to explore more opportunities as the industry continues to consolidate.

We are adding material handling services at one of our Michigan elevators, which will be dedicated to a major aggregate customer. The aggregate business is counter-cyclical to the grain business. This will add revenue and make our existing facility more efficient.

The agricultural fertilizer industry nationwide suffered with low margins and low volume in 1999. All sectors of the industry have experienced extensive consolidation and change. Most of this was driven by the low commodity prices at the farm gate and excess fertilizer manufacturing capacity. Our Wholesale Fertilizer and Farm Center Divisions suffered in 1999 along with the industry. However, while they were dealing with operating performance issues they were also positioning for a better 2000. Both divisions invested heavily in new computer systems. Wholesale Fertilizer invested in additional storage capacity, and value-added liquid fertilizer manufacturing capacity, and purchased a pelletized lime manufacturing plant in Indiana.

In 1999 the AG GROUP recorded significant operating profit in the presence of a serious downturn in the farm economy. However, we believe population growth, along with demand for improved diets, and higher standards of living will, over the long term, create demand for grain products and provide a promising future for The Andersons.

The RETAIL GROUP continues to focus on "MORE FOR YOUR HOME" as its primary product and customer service offering. Marketing and sales will get plenty of attention in 2000 as we strive to improve the shopping experience. We are focusing on the professionalism and product knowledge of our sales staff, product selection and presentation, improved in-stock levels, and creating the right blend of excitement and entertainment in our stores. We want our customers to feel we are offering an exceptional balance of price, service, and quality each and every time they enter our stores.

In 1999 we successfully completed the installation of new point-of-sale systems, which will begin paying dividends with faster checkout, better customer and inventory knowledge, and improved credit controls. The Marketing Partners Plus Program was introduced to aggressively reach potential customers through a variety of vendor assisted marketing alternatives. We also restructured to reduce operating costs, improve inventory turns, and improve vendor support and alliances.

Several ADMINISTRATIVE issues are on the docket for 2000. The entire business world faced the Y2K issue as we approached the new millennium. Our employees spent countless hours over the past few years getting ready. The preparation paid off: our computer systems made the transition without disruption. Early in 2000, we announced the signing of a letter-of-intent to sell our investment in The Andersons Tireman Auto Centers. This will allow us to focus on our core competencies and reallocate resources into growth opportunities.

We will continue to repurchase our shares from the open market in 2000 because we believe it's the best use for our cash. We also plan to start a dividend re-investment program for the benefit of all investors in 2000.

With the initiatives we have in place and business conditions we believe are ahead, WE ARE PLANNING FOR DOUBLE-DIGIT EARNINGS GROWTH FOR 2000. One key element in every business success is people. Products, services, technology, capital, and processes are only crafted into successful business strategies with the most important resource - human capital. We would like to thank the 3,000 LOYAL TEAM MEMBERS who help to make The Andersons a success. Their creativity and hard work assure our customer loyalty, and give us optimism for the future.

Sincerely,

/s/Mike                                              /s/Dick
Michael J. Anderson                                  Richard P. Anderson
President & Chief                                    Chairman
  Executive Officer

Agriculture Group

Founder Harold Anderson was a dreamer and a risk-taker who left a prestigious job with Nabisco to become his own boss. He built a 500,000-bushel grain elevator in Maumee, Ohio, in 1947 and began paying customers as much as 10 cents a bushel more than the going price. Word spread quickly through the Midwest about the innovative, farmer-friendly new business, which today offers products and services that reach around the globe.

The AGRICULTURE GROUP operates grain elevators and wholesale fertilizer distribution facilities in the four eastern corn belt states of Ohio, Michigan, Indiana and Illinois. Its elevators purchase large quantities of grain and oilseeds (primarily corn, soybeans and wheat) from farms and country elevators in the region, store, condition and market it to domestic and export processors. It's wholesale fertilizer facilities store and market large volumes of dry and liquid agricultural fertilizers to dealers in the four-state region. The group also operates farm centers in Ohio, Michigan and Indiana, which sell fertilizer, crop protection chemicals, seed and field application services to farmers.

The group's total revenue declined by $151 million in 1999, primarily because of lower average grain prices. Total operating income also declined somewhat, by $0.6 million, due to a significant reduction in fertilizer usage by area farmers, start-up costs at a terminal we acquired late in the fertilizer season and some non-recurring operating costs.

1999 was the third successive year of relatively good growing seasons and excellent crop yields in our eastern corn belt region. This has resulted in improved demand for grain storage and enhanced our ability to earn a return on our elevators. During the year, we added storage capacity at our Michigan elevators, and completed the first full calendar year of operating the Toledo-area elevators we leased from Cargill in mid-1998. As a result, our 1999 operating income from grain continued to improve significantly.

The wholesale fertilizer industry was hit hard by a reduction in the amount of fertilizer that farmers in the region applied to their fields in the spring of 1999. Because of the unusually low grain prices, they chose to reduce their crop production inputs significantly. With the industry's pipeline poised to support higher levels of consumption, this reduction resulted in lower fertilizer prices, margins and volume. With two additional facilities in 1999 (Waterloo and Seymour, Indiana), our total wholesale fertilizer volume increased by about 9%. However, for the reasons stated above, average margins and total gross profit declined slightly from 1998 levels. Total expenses were higher due to the addition of the two facilities and some non-recurring costs. As a result, our wholesale fertilizer operating income dropped noticeably.

Performance of the group's farm centers was also influenced heavily by the downturn in agricultural fertilizer consumption in 1999. Gross profit increased by more than 25% for the year, due to increases in total fertilizer tons and application acres from market share gains and full year operation of several locations we acquired in 1998. With the additional locations and some one-time costs, total expenses increased, creating an operating loss for the farm center unit.

                               [Bar Charts]     1995         1996        1997        1998         1999
SALES & REVENUES
      Grain                                  $ 660.2      $ 701.0     $ 567.1     $ 631.4      $ 478.1
      Wholesale Fertilizer                   $ 143.1      $ 139.5     $ 130.5     $ 128.2      $ 123.6
      Farm Centers                           $  28.1      $  28.6     $  30.4     $  36.2      $  42.9
                                            -----------------------------------------------------------
                                             $ 831.4      $ 869.1     $ 728.0     $ 795.8      $ 644.6
                                            ===========================================================
OPERATING INCOME
      Grain                                  $   3.3      $   0.2     $   0.1     $   4.9      $   7.2
      Wholesale Fertilizer                   $   2.7      $   3.3     $   1.8     $   2.4      $   0.7
      Farm Centers                           $     -      $   0.2     $   0.4     $  (0.7)     $  (1.9)
                                            -----------------------------------------------------------
                                             $   6.0      $   3.7     $   2.3     $   6.7      $   6.1
                                            ===========================================================
UNIT VOLUMES
      Grain Bushel Receipts (Millions)           163          126         145         157          158
      Grain Bushels Shipped (Millions)           163          148         118         157          150
      Wholesale Fertilizer Tons Sold (000)       879          908         845         850          926
      Farm Center Application Acres (000)        241          273         319         383          552

Processing

The grain handling business gave rise to the Company's fertilizer business, which in turn spawned the development of the turf care and garden fertilizer products for consumer and professional markets. The agriculture business also led to our corncob milling operation which turns leftover cobs into useful products used the world over - in cosmetics, as a chemical carrier, in cattle and pet foods, as an industrial absorbent, and most recently in retail lines of all-natural cat litters and pet bedding.

The PROCESSING GROUP produces granular lawn care products for retailers, professional lawn care operators and golf courses. It also produces ice-melter products, corncob-based chemical and feed ingredient carriers, animal bedding and litter products. The group operates processing and distribution facilities in Indiana, Alabama, Pennsylvania and three locations in Ohio.

In 1999, the group's total revenue grew by almost $9 million, or 11.8%. While the cob and pet business segments both achieved revenue growth for the year, most of the increase was generated by volume gains in the lawn products business. The bottom line declined by $2.9 million, however, primarily due to two specific expenditures made to improve capacity and support future growth. One of these was an intensive effort to improve productivity in our Maumee plant. While it involved a sizable up-front expense, it has already significantly increased available capacity by improving efficiency and production throughput rates. We also incurred start-up costs in conjunction with line expansion in Maumee and the new production facilities in Alabama and Pennsylvania.

The lawn products industry has been consolidating recently, and our capacity expansion and efficiency-improvement investments clearly demonstrate our intent to be a significant player in this industry. We have also just announced our intent to acquire the Pro Turf (R) business from The Scotts Company. Once completed, the acquisition of this premium golf course turf care product line will establish The Andersons as the market leader in premium golf course turf products.

The focus in our cob and pet businesses continues to be the steady shift to higher value-added product applications including premium cat litter products. We recently announced an agreement with the American Colloid Division of AMCOL International, a leading manufacturer and marketer of clay-based cat litter in the U.S., whereby they will distribute, promote and merchandise our proprietary cob-based cat litter products into the independent pet and specialty pet market channels.

The significant investments and product announcements we have made recently reflect our confidence and commitment to future profitable growth in this group's various businesses.

[Bar Chart]
SALES & REVENUES                                1995         1996        1997        1998         1999
        Lawn                                  $ 50.6       $ 57.6      $ 52.0      $ 65.5       $ 73.7
        Cob                                   $  7.7       $  8.5      $  8.5      $  8.9       $  9.5
        Pet                                   $  1.2       $  1.9      $  1.6      $  0.9       $  1.0
        Other                                 $  7.1       $  7.4      $  0.3      $    -       $    -
                                         --------------------------------------------------------------
                                              $ 66.6       $ 75.4      $ 62.4      $ 75.3       $ 84.2
                                         ==============================================================
OPERATING INCOME
        Lawn                                  $  0.9       $  2.5      $  1.8      $  3.0       $  0.6
        Cob                                   $ (0.2)      $  0.1      $ (1.0)     $  0.3       $  0.5
        Pet                                   $    -       $    -      $ (0.1)     $ (0.6)      $ (0.2)
        Other                                 $ (0.7)      $  0.3      $    -      $ (0.0)      $ (1.0)
                                         --------------------------------------------------------------
                                              $    -       $  2.9      $  0.7      $  2.7       $ (0.1)
                                         ==============================================================

Manufacturing

The growing grain business prompted the addition of an elevator in 1960 on the Maumee river - and construction of tracks and development of a fleet of railcars to move grain from Maumee to the Port of Toledo. Our railcar business unit provides fleet management services and buys, repairs, sells, or leases railcars to fleet owners, private companies and some of the best-known railroad companies in North America.

The MANUFACTURING GROUP sells and leases railroad rolling stock in North America. It also repairs, refurbishes and reconfigures various types of railcars to meet customer specifications, and it operates a custom steel fabrication business. The group now controls a fleet of about 4,300 railcars of various types and 30 locomotives.

The group's total revenue grew by almost $7 million, or 12.8%, in 1999. Because of a slowdown in repair shop volume, however, operating income, which had grown dramatically in recent years, was relatively unchanged for the year.

The recent railroad industry consolidations have not gone smoothly, and as a result, some rail traffic was diverted to over-the-road trucks. As a result, demand for certain types of railcars was soft in 1999 and railcar market values experienced a downturn. With lower lease rates most lessors, including ourselves, were not interested in tying up railcars in three to five-year leases
- the term in which we are most active. These cyclical swings caused the group's fleet marketing income to be flat for the year. Late in the year, however, these market conditions began to improve. Railroads are working through the glitches of consolidation and the demand for railcars is starting to rebound. We are taking advantage of the lower railcar market values to acquire good, quality railcar inventory that we believe will provide a good feedstock for 2000 and beyond.

In the fourth quarter, we completed this group's largest deal to-date, involving several hundred railcars and 30 locomotives. In addition to its sheer size, this deal was also a first in two other respects. The locomotives were a new type of equipment - until now, our fleet consisted entirely of railcars. In addition, they were our first equipment leasing commitment outside the United States. Consummation of this deal confirmed the confidence of financial institutions and the rail industry in our ability to participate reliably and effectively in this business.

Our intent is to continue to profitably build our fleet, diversifying it in terms of lease duration, car types, industries, customers and geographic dispersion. We will continue to monitor credit quality diligently, and to match-fund assets and liabilities as much as possible to effectively manage risk.

[Bar Chart]
SALES & REVENUES                                1995         1996        1997        1998         1999
        Rail Marketing                        $ 15.3       $ 16.8      $ 20.8      $ 49.0       $ 57.0
        Rail Shop                             $  1.6       $  1.3      $  1.0      $  1.9       $  1.0
        Fab Shop                              $  3.4       $  3.2      $  3.5      $  3.4       $  3.2
                                         --------------------------------------------------------------
                                              $ 20.4       $ 21.2      $ 25.2      $ 54.3       $ 61.2
                                         ==============================================================
OPERATING INCOME
        Rail Marketing                       $  1.3        $  1.8      $  2.9      $  3.5       $  3.9
        Rail Shop                            $  0.5        $  0.4      $  0.1      $  0.7       $  0.0
        Fab Shop                             $ (0.1)       $  0.1      $  0.3      $  0.2       $  0.3
                                         --------------------------------------------------------------
                                             $  1.7        $  2.3      $  3.3      $  4.4       $  4.2
                                         ==============================================================

Retail

The success of the Company's first elevator was the catalyst for an entirely different enterprise: general merchandising. Astute Company founders who observed the farmers heading for home with empty trucks after delivering their grain at the elevator in Maumee decided in 1952 to place a general store next to the elevator where farmers could spend some of the rewards they'd just reaped for their harvests. That was the beginning of the Company's popular and successful six-store chain in Ohio.

The RETAIL GROUP operates six large stores in Ohio. Three are located in the Toledo area, two in Columbus and one in Lima. Our central message to the retail customer is "MORE FOR YOUR HOME". We strive to offer the broadest assortment of products that people need to take care of the projects they deal with around their homes. In addition, we strive to make the shopping experience for our customers unique and enjoyable. "MORE FOR YOUR HOME" is more than just a phrase, it's our mission.

The foundation of our product offering is home remodeling and home maintenance-based. Extensive offerings in kitchen, bath, lighting, flooring, paint and wallcoverings as well as tools, hardware plumbing, electrical and storage are the core. In addition, we have a dominant lawn and garden offering featuring a much broader selection of live plants than traditional big-box home centers. Our housewares department has been upgraded significantly including upscale tabletop and cookware as well as a great assortment of bed and bath domestics. In addition, we offer a complete line of pet food and supplies, basic sporting goods and toys, and casual and work clothing. Our Uncommon Market features fresh fruits and vegetables, an extensive deli, fresh baked European style hard crusted breads and the most dominant selection of wines and specialty beers in the marketplaces that we serve.

Total sales for the Retail Group increased by $6.7 million in 1999, up 3.9% from 1998. While we are susceptible to the competitive pressure that new big-box competition puts on us, we feel very good about 1999. Average gross margins were higher than year earlier levels, led by volume increases in higher margin product categories. Total gross profit was up 5.2%. Operating efficiency improved slightly this year due to increased sales volume and good expense control in spite of a tight labor market.

We are very encouraged by the progress made in 1999. We continued to advance on many of the objectives that we have set. We improved our on shelf in-stock performance by a full percent and improved our inventory turns by nearly 6%. Our suppliers showed their willingness to partner with us on advertising initiatives by participating aggressively in our new Marketing Partners Plus program. Merchandising initiatives in Lawn and Garden and Automotive produced sales per square foot advances in excess of 10%. We continued to roll our "We Load It" program which makes our stores much easier to shop for our customers. New and different fixtures in our promotional aisles allowed us to present merchandise in a more appealing manner and with much more aggressive price presentation.

In the year 2000 we will continue our advance on increasing sales, improving our productivity per square foot of retail space and improving our operating efficiency.
                            1995       1996       1997       1998       1999
SALES & REVENUES
        Retail           $ 168.3    $ 176.1    $ 170.1    $ 170.6    $ 177.3
OPERATING INCOME
        Retail            $  1.8     $  3.8     $  0.5     $  1.7     $  2.5

Selected Financial Data

                                                 1999             1998          1997                1996                1995

(in thousands, except for per share data)
Operating Results
  Total sales & revenues                         $ 978,936      $1,104,134      $ 998,845          $  1,154,956        $1,097,730
  Income from continuing operations (a)              8,379           9,752          4,074(d)              6,406(e)          6,273
  Per share data:
    Income from continuing operations (b)             1.05            1.21           0.50                  0.76              0.74
    Dividends paid (c)                                0.20            0.16           0.12                    --                --

Balance Sheet Data
  Total assets                                   $ 376,776       $ 360,823      $ 368,244           $   346,591         $ 455,518
  Working capital                                   67,939          65,898         53,595                61,649            58,897
  Long-term debt                                    74,127          71,565         65,709                68,568            74,139
  Shareholders' equity (c)                          84,805          82,734         72,201                73,249            67,260


(a)  Includes pro forma taxes of $3,915 thousand for 1995.
(b) Amounts are net of pro forma income taxes of $.47 for 1995. Amounts for 1995 were calculated using the actual number of shares outstanding on the date of the January 2, 1996 merger.
(c) There were no dividends paid in 1996. Distributions made to partners prior to 1996 are not included in this table.
(d) Non-recurring charge of $1.1 million for asset impairment is included ($0.7 million after tax).
(e) Income taxes for 1996 include a charge of $0.8 million to establish deferred income taxes on assets of the partnership at the time of the merger.


Quarterly Financial Data and Market for Common Stock
   (in thousands, except for per share data)             Net Income (Loss)             Common Stock Quote       Dividends
  Quarter Ended      Net Sales     Gross Profit      Amount       Per Share-Basic      High          Low        Declared
      1999
March 31            $ 200,755          $ 38,866     $     44                $  0.01      $ 12.75      $ 11.00        $0.05
June 30               260,325            51,781        7,459                   0.92        14.50        11.94         0.05
September 30          174,674            34,690       (2,511)                 (0.32)       12.88         8.63         0.05
December 31           343,182            48,157        3,387                   0.43         9.38         7.50         0.06
                   --------------- -------------- --------------                                              --------------
Year                $ 978,936          $173,494       $8,379                   1.05                                  $0.21
                   =============== ============== ==============                                              ==============
      1998
March 31            $ 222,189          $ 33,860      $  (824)               $ (0.10)     $  9.50       $ 8.25        $0.04
June 30               283,839            48,762        6,370                   0.80        11.00         8.94         0.04
September 30          230,792            36,917         (972)                 (0.12)        1.50         9.88         0.04
December 31           367,314            47,102        5,178                   0.64        11.75         9.69         0.05
                   --------------- -------------- --------------                                              --------------
Year               $1,104,134          $166,641       $9,752                   1.21                                  $0.17
                   =============== ============== ==============                                              ==============

                         Report of Independent Auditors

Board of Directors
The Andersons, Inc.

We have audited the accompanying consolidated balance sheets of The Andersons, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Andersons, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                               /s/Ernst & Young LLP

Toledo, Ohio
January 24, 2000

                               The Andersons, Inc.

                        Consolidated Statements of Income


                                                                      YEAR ENDED DECEMBER 31
     (in thousands, except per share data)                      1999               1998             1997
                                                       --------------------------------------------------------
    Sales and merchandising revenues                     $        974,741         1,098,722          993,746
    Other income                                                    4,195             5,412            5,099
                                                       --------------------------------------------------------
                                                                  978,936         1,104,134          998,845

    Cost of sales and merchandising revenues                      805,442           937,493          851,157
                                                       --------------------------------------------------------
    Gross profit                                                  173,494           166,641          147,688

    Operating, administrative and general expenses
                                                                  152,018           144,681          131,818
    Asset impairment charge                                            --                --            1,121
    Interest expense                                                9,517             8,954            8,494
                                                       --------------------------------------------------------
                                                                  161,535           153,635          141,433
                                                       --------------------------------------------------------
    Income before income taxes                                     11,959            13,006            6,255
    Income taxes                                                    3,580             3,254            2,181
                                                       --------------------------------------------------------
    Net income                                           $          8,379             9,752            4,074
                                                       ========================================================

    Per common share
        Basic earnings                                   $           1.05              1.21              .50
                                                       ========================================================
        Diluted earnings                                 $           1.03              1.20              .50
                                                       ========================================================
        Dividends paid                                   $            .20               .16              .12
                                                       ========================================================

The Notes to Consolidated Financial Statements on pages 22-32 are an integral part of this statement.


                               The Andersons, Inc.

                           Consolidated Balance Sheets

                                                                                              DECEMBER 31
                                 (in thousands)                                          1999              1998
                                                                                  -------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                            $  25,614          $   3,253
   Accounts and notes receivable:
     Trade receivables, less allowance for doubtful accounts
         of $3,980 in 1999;  $4,455 in 1998                                                51,812             62,647
     Margin deposits                                                                        1,339                248
                                                                                  -------------------------------------
                                                                                           53,151             62,895
   Inventories                                                                            178,323            184,990
   Deferred income taxes                                                                    5,641              4,634
   Prepaid expenses                                                                         5,796              5,502
                                                                                  -------------------------------------
Total current assets                                                                      268,525            261,274

Other assets:
   Notes receivable and other assets, less allowance for doubtful notes
     receivable of $583 in 1999; $515 in 1998                                               4,640              6,543
   Investments in and advances to affiliates                                                  954              1,057
                                                                                  -------------------------------------
                                                                                            5,594              7,600
Property, plant and equipment, net                                                        102,657             91,949
                                                                                  -------------------------------------
                                                                                         $376,776           $360,823
                                                                                  =====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                        $  45,000          $   7,700
   Accounts payable for grain                                                              68,883             88,978
   Other accounts payable                                                                  65,079             75,301
   Accrued expenses                                                                        17,465             17,079
   Current maturities of long-term debt                                                     4,159              6,318
                                                                                  -------------------------------------
Total current liabilities                                                                 200,586            195,376

Deferred income                                                                             4,026                 --
Pension and postretirement benefits                                                         3,255              3,113
Long-term debt, less current maturities                                                    74,127             71,565
Deferred income taxes                                                                       8,742              7,330
Minority interest                                                                           1,235                705
Shareholders' equity
   Common shares, without par value
     Authorized -- 25,000 shares
     Issued -- 8,430 shares at stated value of $.01 per share                                  84                 84
   Additional paid-in capital                                                              67,227             67,180
   Treasury shares (723 and 290 in 1999 and 1998, respectively)                            (7,158)            (2,665)
   Accumulated other comprehensive income                                                    (144)               (29)
   Unearned compensation                                                                     (158)               (83)
   Retained earnings                                                                       24,954             18,247
                                                                                  -------------------------------------
                                                                                           84,805             82,734
                                                                                  -------------------------------------
                                                                                         $376,776           $360,823
                                                                                  =====================================

The Notes to Consolidated Financial Statements on pages 22-32 are an integral part of this statement.


                               The Andersons, Inc.

                      Consolidated Statements of Cash Flows

                                                                                    YEAR ENDED DECEMBER 31
                            (in thousands)                                   1999          1998         1997
                                                                        -----------------------------------------
OPERATING ACTIVITIES
Net income                                                                    $8,379        $9,752      $  4,074
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                            11,282        10,575        10,065
     Provision for losses on accounts and notes receivable                     1,180         3,757         1,767
     Asset impairment charge                                                      --            --         1,121
     Gain on sale of property, plant and equipment                              (476)         (116)         (529)
     Deferred income taxes                                                       854        (1,696)          478
     Other                                                                       307            98            36
                                                                        -----------------------------------------
     Cash provided by operations before changes in operating assets
       and liabilities                                                        21,526        22,370        17,012
     Changes in operating assets and liabilities:
       Trade accounts receivable                                               8,564         4,953         2,839
       Inventories                                                             3,022         6,810       (41,170)
       Prepaid expenses and other assets                                         897          (437)         (811)
       Accounts payable for grain                                            (20,095)      (32,254)       24,301
       Other accounts payable and accrued expenses                            (5,723)       14,381       (16,737)
                                                                        -----------------------------------------
Net cash provided by (used in) operating activities                            8,191        15,823       (14,566)

INVESTING ACTIVITIES
Purchases of property, plant and equipment                                   (17,963)      (11,630)      (15,858)
Proceeds from sale of property, plant and equipment                              772           347         1,221
                                                                        -----------------------------------------
Net cash used in investing activities                                        (17,191)      (11,283)      (14,637)

FINANCING ACTIVITIES
Net increase (decrease) in short-term borrowings                              37,300       (11,940)       15,572
Proceeds from issuance of long-term debt                                     102,082       110,157       150,982
Payments of long-term debt                                                  (101,679)     (106,389)     (151,795)
Proceeds from sale of treasury shares to employees                               380           440           423
Dividends paid                                                                (1,616)       (1,291)         (985)
Purchase of common shares for the treasury                                    (5,106)         (542)       (4,240)
                                                                        -----------------------------------------
Net cash provided by (used in) financing activities                           31,361        (9,565)        9,957
                                                                        -----------------------------------------

Increase (decrease) in cash and cash equivalents                              22,361        (5,025)      (19,246)
Cash and cash equivalents at beginning of year                                 3,253         8,278        27,524
                                                                        -----------------------------------------
Cash and cash equivalents at end of year                                     $25,614      $  3,253      $  8,278
                                                                        =========================================

The Notes to Consolidated Financial Statements on pages 22-32 are an integral part of this statement.

                               The Andersons, Inc.


                 Consolidated Statements of Shareholders' Equity


                                                                                Accumulated
                                                         Additional                Other
                                                 Common    Paid-in    Treasury Comprehensive   Unearned      Retained
               (in thousands)                    Shares    Capital     Shares     Income     Compensation    Earnings     Total
                                              -------------------------------------------------------------------------------------
Balances at January 1, 1997                      $  84    $  66,659  $   (600)     $    --       $    --   $   7,106    $  73,249
   Net and comprehensive income                                                                                4,074        4,074
   Sale of 49 shares to Employee Share
     Purchase Plan participants                                   1       422                                                 423
   Purchase of 470 shares for treasury                                 (4,240)                                             (4,240)
   Dividends declared                                                                                         (1,305)      (1,305)
                                              -------------------------------------------------------------------------------------
Balances at December 31, 1997                       84       66,660    (4,418)          --            --       9,875       72,201
   Net income                                                                                                  9,752        9,752
   Other comprehensive income:
     Minimum pension liability, net of $19
       income taxes                                                                    (29)                                   (29)
                                                                                                                       ------------
   Comprehensive income                                                                                                     9,723
   Sale of 47 shares to Employee Share
     Purchase Plan participants                                   3       410                                                 413
   Exercise of share options                                     (1)       27                                                  26
   Restricted stock issued, net of                               13        90                       (103)                      --
     forfeitures
   Amortization of unearned compensation                                                              20                       20
   Issuance of 193 shares in an acquisition                     502     1,748                                               2,250
   Issuance of common shares to directors in
     lieu of retainer                                             3        20                                                  23
   Purchase of 54 shares for treasury                                    (542)                                               (542)
   Dividends declared                                                                                         (1,380)      (1,380)
                                              -------------------------------------------------------------------------------------
Balances at December 31, 1998                       84       67,180    (2,665)         (29)          (83)     18,247       82,734
   Net income                                                                                                  8,379        8,379
   Other comprehensive income:
     Minimum pension liability, net of $76
       income taxes                                                                   (115)                                  (115)
                                                                                                                       ------------
   Comprehensive income                                                                                                     8,264
   Sale of 36 shares to Employee Share
     Purchase Plan participants                                 (12)      334                                                 322
   Exercise of share options                                      3        55                                                  58
   Restricted stock issued, net of                               48       183                        (231)                      -
     forfeitures
   Amortization of unearned compensation                                                              156                     156
   Issuance of common shares to directors in
     lieu of retainer                                             8        41                                                  49
   Purchase of 499 shares for treasury                                 (5,106)                                             (5,106)
   Dividends declared                                                                                         (1,672)      (1,672)
                                              -------------------------------------------------------------------------------------
Balances at December 31, 1999                    $  84    $  67,227  $ (7,158)     $  (144)      $   (158)   $ 24,954     $ 84,805
                                              =====================================================================================

The Notes to Consolidated Financial Statements on pages 22-32 are an integral part of this statement.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Operating results for The Andersons, Inc. business segments are discussed in the Business Review on pages 4-10 of this annual report. In addition, Note 13 to the consolidated financial statements displays sales and revenues to external customers, intersegment sales, other income, interest expense, operating income, identifiable assets, capital expenditures and depreciation and amortization for each of the Company's business segments. The following discussion focuses on the operating results as shown in the consolidated statements of income.

COMPARISON OF 1999 WITH 1998

Sales and merchandising revenues for 1999 totaled $975 million, a decrease of $124 million, or 11%, from 1998. Sales in the Agriculture Segment were down $154 million, or 20%. Grain sales were down $156.9 million, or 20%, due to a 11% volume decrease and a 16% decrease in the average price per bushel sold. This significant decrease was caused by lower market prices and some change in the mix of grain sold by the Company. Fertilizer sales were up $3 million, or 2%, due to an 11% increase in volume offset by an 8% decrease in average price per ton sold. In addition, merchandising revenues were up $5.9 million, or 19%, due to basis appreciation of grain inventory offset by a reduction in income from drying and mixing grain, increases in income from storing grain and fertilizer for others and fees for custom fertilizer application. Grain bushels on hand at December 31, 1999 were 68 million, a 15% increase from December 31, 1998. Total acres, on which custom application was performed, increased 44% from 1998. The 1999 results include a full year of operations from two grain elevators, a wholesale fertilizer distribution facility and four farm centers that were opened or acquired in the first half of 1998. Two additional wholesale distribution facilities and a farm center were opened or acquired in the first half of 1999.

The Processing Segment had a sales increase of $8.5 million, or 11%. The majority of this increase, or $7.8 million, was due to a 12% increase in lawn fertilizer volume. This volume increase more than offset a 1% reduction in the average price per ton sold. Sales were up $.7 million, or 7%, in the cob-based businesses. The Company began producing and warehousing lawn fertilizer at a third facility (a joint venture located in Pennsylvania) in mid-1999 and a fourth facility, located in Alabama, in the fourth quarter of 1999. In February 2000, the Company announced its intent to acquire the intangible assets, including fertilizer brands, distribution network and customer lists, of The Scott's Company U.S. professional turf business.

The Manufacturing Segment had a sales increase of $7.8 million, or 15%. The majority of this increase was generated by railcar and locomotive sales. Revenues2 from the Segment's leasing and service business were flat due to a soft market. This soft market also contributed to reduced revenue and car volume through the Segment's railcar repair shop.

The Retail Segment experienced a $6.6 million, or 4%, increase in sales with all markets (Toledo, Columbus and Lima Ohio) up. Sales increases were due to weather-related sales in January 1999, strong demand for lawn and garden, nursery and home improvement merchandise in the second quarter and a strong Christmas season.

In January 2000, the Company announced its intent to sell its interest in The Andersons Tireman Auto Centers, one of its businesses classified as an other business in Note 13 to the consolidated financial statements.

Gross profit for 1999 totaled $173.5 million, an increase of $6.9 million, or 4%, from 1998. The Agriculture Segment had a gross profit increase of $3 million or 4% due to the increase in merchandising revenues described above and a 17% increase in volume in the farm centers from the acquisitions described previously.

Gross profit for the Processing Segment increased $1.2 million, or 4%, from the prior year. In the lawn fertilizer businesses, the increase was due to increased volume. Gross profit in the cob-based businesses was flat.

Gross profit in the Manufacturing Segment increased $1.1 million, or 9%, from the prior year in spite of softness in the rail repair business.

Gross profit in the Retail Segment improved by $2.6 million, or 5%, from 1998. This was due primarily to increased sales and a slight increase in gross margin percentage.

Operating, administrative and general expenses for 1999 totaled $152 million, a $7.3 million, or 5%, increase from 1998. Full time employees increased 3% from the prior year with the majority of the increase due to acquisitions or added capacity in the Processing Segment. Operating, administrative and general expenses as a percent of gross profit increased slightly from 87% in 1998 to 88% in 1999. New facilities required additional labor and benefits expense of $2.5 million, occupancy expense of $2.1 million and other expense of $1.8 million.

Interest expense for 1999 was $9.5 million, a $.6 million, or 6%, increase from 1998. Average daily short-term borrowings increased 42% from 1998 while the average short-term interest rate decreased from 5.9% in 1998 to 5.7% in 1999.

Income before income taxes of $12 million decreased $1 million, or 8%, from the 1998 pretax income of $13 million. Income tax expense was $3.6 million, a $.3 million, or 10%, increase from 1998. The effective tax rate increased from the 1998 rate of 25% to the 1999 rate of 29.9%. The lower 1998 rate of 25% was due to refinements in the method used to calculate the benefit from the captive foreign sales corporation.

Net income for 1999 decreased $1.4 million, or 14%, from the $9.8 million in 1998. Basic earnings per share decreased $.16 from 1998 and diluted earnings per share decreased $.17 from 1998.

COMPARISON OF 1998 WITH 1997

Sales and merchandising revenues for 1998 totaled $1.1 billion, an increase of $105 million, or 11%, from 1997. Sales in the Agriculture Segment were up $58.5 million, or 8%, due to a 55% volume increase in grain. This significant volume increase was offset by a decrease in the average price per bushel sold caused by lower market prices and a change in the mix of grain sold by the Company. Fertilizer sales were relatively constant from year to year as a decrease in average price per wholesale ton sold offset sales from additional locations. In addition, merchandising revenues were up $6.3 million, or 25%, due to increases in income from storing grain and fertilizer for others and fees for custom application. During 1998, the Company leased two grain elevators (increasing total grain storage capacity from 69 million to 80 million bushels), added a fertilizer distribution facility and leased or purchased four farm centers. Near the end of 1998, the Company completed the purchase of a combined fertilizer distribution / farm center facility. The Company had 59 million bushels of grain owned or stored for others at December 31, 1998 as compared to 52 million at December 31, 1997.

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

Gross profit in the Manufacturing Segment increased $3.8 million, or 50%, from the prior year. This was due primarily to the railcar sales, greater volume of railcars repaired and higher gross profit per railcar repaired.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations (before changes in operating assets and liabilities) provided cash of $21.5 million in 1999, a decrease of $.8 million from 1998. Working capital at December 31, 1999 was $67.9 million, an increase of $2 million or 3% from December 31, 1998.

The Company has significant short-term lines of credit available to finance working capital, primarily inventories and accounts receivable. Lines of credit available on December 31, 1999 were $175 million. The Company had drawn $45 million on its short-term lines of credit at December 31, 1999. The Company's peak short-term borrowing of $111 million occurred on April 26. Typically, the Company's highest borrowing occurs in the spring due to seasonal inventory requirements in several of the Company's businesses, credit sales of fertilizer and a customary reduction in grain liabilities due to customer cash needs and market strategies.

The Company utilizes interest rate contracts to manage a portion of its interest rate risk on both its long and short term debt and lease commitments. As of December 31, 1999, the Company had swaps with a total notional amount of $16.4 million that convert variable rates to fixed rates on long and short-term borrowings. The Company has also purchased short and long-term interest rate caps with a notional amount of $29.4 million at December 31, 1999.

Cash dividends of $1.6 million were paid in 1999 ($.20 per share). The Company made income tax payments of $4.3 million in 1999. The Company purchased 498,800 of its common shares on the open market at an average price of $10.24 per share. The Company issued approximately 67,000 shares to employees, directors and former employees under stock compensation plans.

During 1999, the Company acquired property, plant, equipment and intangible assets (customer lists, goodwill, software) with a value of $21.8 million. To accomplish this, it paid cash, gave up working capital and incurred additional long-term debt. Included in these assets are $2 million in retail store improvements, $3.6 million in railcars and railcar improvements, $5.2 million for additional processing lines and facilities in the Processing Group, $2.8 million in additional capacity and facilities in the Agriculture Group and $1.1 million in safety and environmental improvements. Approximately $25 million is budgeted for capital spending in 2000 including $5 million for additional Processing Group capacity and businesses, $1 million for computer hardware and software and $5 million to increase the railcar fleet. These expenditures are expected to be funded by cash generated from operations or additional debt.

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

                                                        DECEMBER 31
                      (in thousands)           1999            1998
                                       -------------------------------------
Net short position                               $153              $1,961
Market risk                                        15                 196

INTEREST
The fair value of the Company's long-term debt is estimated using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. In addition, the Company has off-balance sheet interest rate contracts established as hedges. The fair value of these contracts is estimated based on quoted market termination values. Market risk, which is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates, is summarized below:

                                                                                       DECEMBER 31
                          (in thousands)                                       1999                    1998
                                                                        ----------------------- -----------------------
Fair value of long-term debt and interest rate contracts                           $77,964                 $78,521
Fair value in excess of (less than) carrying value                                   (322)                     638
Market risk                                                                            595                     403

IMPACT OF YEAR 2000

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

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

                               The Andersons, Inc.

                   Notes to Consolidated Financial Statements

                                December 31, 1999

1. BASIS OF FINANCIAL PRESENTATION

These consolidated financial statements include the accounts of The Andersons, Inc. and its majority owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

On July 1, 1998, the Company issued 193 thousand of its common shares to effect an acquisition of a farm center operation. The acquisition was accounted for as a purchase, and the results of operations have been included in the consolidated statements of income from July 1, 1998.

2. SIGNIFICANT ACCOUNTING POLICIES

ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and all highly liquid debt instruments purchased with an initial maturity of three months or less. The carrying value of these assets approximates their fair values.

INVENTORIES AND INVENTORY COMMITMENTS

Grain inventories in the Company's balance sheet are hedged to the extent practicable and are valued on the basis of market prices prevailing at the end of the year. Such inventories are adjusted for the amount of gain or loss (also based on year-end market price quotations) on open commodity contracts at the end of the year. These contracts require performance in future periods. Contracts to purchase grain from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of grain to processors or other consumers generally do not extend beyond one year. The terms of contracts for the purchase and sale of grain are consistent with industry standards.

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

Gains and losses in the value of commodity contracts (whether due to changes in commodity prices or due to sale, maturity, or extinguishment of the commodity contract) and grain inventories and related forward grain contracts are included in sales and merchandising revenues in the statements of income.

The Company also periodically enters into interest rate contracts to manage interest rate risk on borrowing or financing activities. Income or expense associated with interest rate swap contracts is recognized on the accrual basis over the term of the agreement as a component of interest expense. The Company expenses the cost of short-term interest rate caps at the date of purchase and long-term interest rate caps over their term. Gains or losses upon settlement of treasury rate locks, hedging the interest component of firm commitment lease transactions, are recognized over the term of the ensuing lease transaction. The balance of deferred losses on settled treasury rate locks totaled $1.4 million and $1.7 million at December 31, 1999 and 1998, respectively. All interest rate contracts are entered into for hedging purposes. The fair value of interest rate contracts is not recognized in the balance sheet.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Depreciation is provided over the estimated economic useful lives of the individual assets, principally by the straight-line method.

INTERNAL USE SOFTWARE

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use" (SOP 98-1). The Company adopted SOP 98-1 as of the beginning of 1998. Certain costs incurred in the development of internal use software that were previously expensed are now being capitalized. The effect of this accounting change was not material to net income or earnings per share for 1999 or 1998. Internal use software is included in property, plant and equipment and amortized over its estimated useful life (3 to 10 years).

ACCOUNTS PAYABLE FOR GRAIN

The liability for grain purchases on which price has not been established (delayed price) has been computed on the basis of market prices at the end of the year, adjusted for the applicable premium or discount.

REVENUE RECOGNITION

Sales of grain and other products are recognized at the time of shipment. Gross profit on grain sales is recognized when sales are contracted. Revenues from other merchandising activities are recognized as open contracts are marked to market or as services are provided.

INCOME TAXES

Deferred income taxes are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense of $2.9 million in 1999 and 1998 and $3.2 million in 1997 is included in operating, administrative and general expense.

DEFERRED INCOME

Certain of the Company's agriculture facilities are subject to a long-term (five year) marketing agreement with a third party that provides for a base-level income guarantee and equal sharing of income earned over the base level. The Company defers cumulative income in excess of the cumulative base level guarantee due to a lookback feature in the marketing agreement that places the excess at risk for the term of the agreement. The Company measures the cumulative net deferral at the end of each contract year and amortizes that amount to income over the remaining term of the agreement.

GOODWILL

Goodwill, representing the excess of purchase cost over the fair value of net assets of acquired companies, is amortized over the estimated period of benefit (ranging from 5 to 12 years) by the straight-line method. Goodwill of $1 million and $.9 million at December 31, 1999 and 1998, respectively, is included in notes receivable and other assets in the balance sheet. Accumulated amortization at December 31, 1999 and 1998 was $.1 million.

EARNINGS PER SHARE

Basic earnings per share is equal to net income divided by the weighted average shares outstanding. Diluted earnings per share is equal to basic earnings per share plus the incremental per share effect of dilutive options.

                     (in thousands)                             1999            1998             1997
                                                              -------------- ---------------- ---------------
Net income available for common shareholders                      $ 8,379        $ 9,752          $ 4,074
                                                              ============== ================ ===============

Weighted average shares outstanding - basic                         7,996          8,059            8,160
Additional shares contingently issuable upon exercise
    of options                                                        102             59                7
                                                              -------------- ---------------- ---------------
Weighted average shares outstanding - diluted                       8,098          8,118            8,167
                                                              ============== ================ ===============

COMPREHENSIVE INCOME

As of January 1, 1998, the Company adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" which requires reporting and displaying comprehensive income and its components. The adoption of this Statement had no effect on the Company's net income or shareholders' equity. Statement No. 130 requires the effect of changes in the minimum pension liability to be included in other comprehensive income. Prior to 1998, there were no components of other comprehensive income.

NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", which is effective for fiscal years beginning after June 15, 2000. The effect that this statement will have on the Company has not been determined.

RECLASSIFICATIONS

Certain amounts in the 1998 and 1997 financial statements have been reclassified to conform to the 1999 presentation. These reclassifications had no effect on net income or shareholders' equity.

3. INVENTORIES

Major classes of inventories are as follows:

                                                                           DECEMBER 31
                         (in thousands)                               1999               1998
                                                                --------------------------------------

     Grain                                                            $  83,796            $  91,218
     Agricultural fertilizer and supplies                                17,766               27,127
                                                                --------------------------------------
         Agriculture                                                    101,562              118,345
     Processing                                                          28,386               22,428
     Manufacturing                                                       17,365               16,039
     Retail                                                              28,418               25,863
     Other                                                                2,592                2,315
                                                                --------------------------------------
                                                                      $ 178,323            $ 184,990
                                                                ======================================

4. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

                                                                            DECEMBER 31
                         (in thousands)                               1999                1998
                                                                ----------------------------------------

     Land                                                             $  12,237            $  12,095
     Land improvements and leasehold improvements                        27,266               26,056
     Buildings and storage facilities                                    91,374               88,818
     Machinery and equipment                                            118,872              112,561
     Software                                                             3,555                3,258
     Construction in progress                                             8,895                3,059
                                                                ----------------------------------------
                                                                        262,199              245,847
     Less allowances for depreciation and amortization                  159,542              153,898
                                                                ----------------------------------------
                                                                      $ 102,657            $  91,949
                                                                ========================================

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

6. BANKING AND CREDIT ARRANGEMENTS

The Company has available lines of credit for unsecured short-term debt with banks aggregating $175 million. The credit arrangements, the amounts of which are adjusted from time to time to meet the Company's needs, do not have termination dates but are reviewed at least annually for renewal. The terms of certain of the lines of credit provide for annual commitment fees.

The following information relates to borrowings under short-term lines of credit.

                                                               YEAR ENDED DECEMBER 31
                                                   ---------------------------------------------------
  (in thousands, except for interest rates)           1999             1998              1997
                                                   ---------------------------------------------------

Maximum amount borrowed                                  $110,500         $94,100          $110,500
Average daily amount borrowed (total of daily
   borrowings divided by number of days in
   year)                                                   81,042          57,134            51,237
Average interest rate (computed by dividing
   interest expense by average daily amount
   borrowed)                                             5.70%             5.92%            5.98%

7. LONG-TERM DEBT

Long-term debt consists of the following:
                                                                                DECEMBER 31
                 (in thousands, except percentages)                        1999             1998
                                                                       ----------------------------------

  Note payable under revolving line of credit                                 $25,000          $25,500
  Note payable, 7.8%, payable $398 quarterly, due 2004                         10,120           11,712
  Notes payable, variable rate (7.3% at December 31, 1999),
     payable $336 quarterly, due 2002                                           6,391            7,737
  Other notes payable                                                             249              762
  Industrial development revenue bonds:
     Variable rate (5.7% at December 31, 1999), due 2019                        4,650               --
     6.5%, due 1999                                                                --            1,000
     Variable rate (5.7% at December 31, 1999), payable $882
       annually through 2004                                                    3,707            4,588
     Variable rate (6.0% at December 31, 1999), due 2025                        3,100            3,100
  Debenture bonds, 6.3% to 8.7%, due 2000 through 2009                         25,012           23,049
  Other bonds, 4% to 10%                                                           57              435
                                                                       ----------------------------------
                                                                               78,286           77,883
  Less current maturities                                                       4,159            6,318
                                                                       ----------------------------------
                                                                              $74,127          $71,565
                                                                       ==================================

The Company has a $40 million revolving line of credit with a bank that bears interest based on the LIBOR rate (effective rate of 6.7% at December 31, 1999). The revolving line of credit expires on July 1, 2001.

The notes payable due 2002 and 2004, and the industrial development revenue bonds are collateralized by first mortgages on certain facilities and related equipment with a book value of approximately $32.8 million.

The various underlying loan agreements, including the Company's revolving credit line, contain certain provisions that require the Company to, among other things, maintain minimum working capital of $32 million and net equity (as defined) of $43 million, limit the addition of new long-term debt, limit its unhedged grain position to 2 million bushels, and restrict the amount of dividends. The Company was in compliance with these covenants at December 31, 1999.

The aggregate annual maturities of long-term debt, including sinking fund requirements, are as follows: 2000--$4 million; 2001--$32 million; 2002--$11 million; 2003--$9 million; 2004--$7 million and $15 million thereafter.

Interest paid (including interest on short-term lines of credit) amounted to $9 million in 1999, 1998 and 1997.

The Company has interest rate contracts to manage interest rate risk on short-term borrowings converting variable interest rates to short-term fixed rates, consistent with projected borrowing needs. At December 31, 1999, the Company has a short-term interest rate swap agreement with a total notional amount of $10 million. The interest rate swap expires in February 2000 and converts variable interest rates to a fixed rate of 5.68%. The Company purchased a short-term interest rate cap in 1999 with a total notional amount of $10 million to hedge short-term borrowing costs. The cap expires in April, 2000 and caps interest rates at 6.08%

The Company entered into a long-term interest rate swap in December 1996 to convert its variable rate note payable to a fixed rate of 6.84%. This swap expires in October 2002. The notional amount of this swap equals the outstanding balance of the long-term note and amortizes in the same manner as the note principal. The Company entered into treasury rate locks in 1997 and 1998 to hedge the interest component on lease transactions that closed in 1998 and 1999. There are currently no open treasury rate locks. The Company entered into a long-term interest rate cap in December 1999 with an initial notional amount of $19.4 million to hedge the interest rate component of a lease transaction. The notional amount on this cap amortizes monthly to approximate the reduction in the underlying long-term lease obligation. The effect of long-term and short-term interest rate contracts on interest expense is not significant.

8. INCOME TAXES

Income tax expense (credit) consists of the following:

                                                            YEAR ENDED DECEMBER 31
              (in thousands)                         1999             1998             1997
                                                ---------------- --------------- ------------------
Current:
   Federal                                               $2,766         $4,919          $1,728
   State and local                                          (40)            31             (25)
                                                ---------------- --------------- ------------------
                                                          2,726          4,950           1,703

Deferred:
   Federal                                                  718         (1,415)            393
   State and local                                          136           (281)             85
                                                ---------------- --------------- ------------------
                                                            854         (1,696)            478
                                                ---------------- --------------- ------------------
Total:
   Federal                                                3,484          3,504           2,121
   State and local                                           96           (250)             60
                                                ---------------- --------------- ------------------
                                                         $3,580         $3,254          $2,181
                                                ================ =============== ==================

A reconciliation from the statutory U.S. federal tax rate of 35% to the effective tax rate is as follows:


                                                                     1999           1998          1997
                                                                   -------------- ------------- -------------
Statutory U.S. Federal tax rate                                        35.0%          35.0%         35.0%
Increase (decrease) in rate resulting from:
  Effect of commissions paid to foreign sales corporation              (5.3)         (10.3)         (1.4)
  State and local income taxes net of related federal taxes             0.5            0.4           0.6
  Other (net)                                                          (0.3)          (0.1)          0.7
                                                                   -------------- ------------- -------------
Effective tax rate                                                     29.9%          25.0%         34.9%
                                                                   ============== ============= =============

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

Income taxes paid in 1999, 1998 and 1997 were $4.3 million, $4.0 million, and $4.1 million.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                          DECEMBER 31
                               (in thousands)                                          1999             1998
                                                                                  ---------------- ----------------
Deferred tax liabilities:
  Tax depreciation in excess of book depreciation                                     $(10,629)      $ (8,968)
  Prepaid employee benefits                                                             (2,279)        (2,122)
  Deferred income                                                                         (709)          (570)
  Other                                                                                   (454)          (408)
                                                                                  ---------------- ----------------
                                                                                       (14,071)       (12,068)
Deferred tax assets:
  Employee benefits accrual                                                              3,832          3,366
  Deferred income                                                                        2,795          1,776
  Allowance for doubtful accounts and notes receivable                                   1,778          1,636
  Inventory reserve                                                                      1,474          1,337
  Investments                                                                              660            495
  Other                                                                                    431            762
                                                                                  ---------------- ----------------
                                                                                        10,970          9,372
                                                                                  ---------------- ----------------
Net deferred tax liability                                                            $ (3,101)      $ (2,696)
                                                                                  ================ ================

9. STOCK COMPENSATION PLANS

The Company has elected to account for its two stock compensation plans using the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations because the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. With the exception of the restricted shares described below, no compensation expense is recognized for either plan under APB 25, because the exercise price of the Company's stock options equaled the market price of the underlying stock on the date of grant..

The Amended and Restated Long-Term Performance Compensation Plan (the "LT Plan") authorizes the Board of Directors to grant options and share awards to employees and outside directors for up to 1,400,000 common shares of the Company. Options granted under the LT Plan have a maximum term of 10 years. Options granted to outside directors have a fixed term of five years and vest after one year. Options granted to management personnel under the LT Plan have a five-year term and vest 40% immediately, 30% after one year and the remaining 30% after two years.

The LT Plan also permits awards of restricted stock. The Company issued 20,980 and 17,445 restricted shares during 1999 and 1998, respectively, of which 27,855 remain outstanding at December 31, 1999. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Shares issued under the plan were recorded at their fair value on the grant date with a corresponding charge to shareholders' equity representing the unearned portion of the award. The unearned portion is being amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to this plan amounted to $156 thousand and $20 thousand during 1999 and 1998, respectively.

Certain Company executives and outside directors have elected to receive a portion of their cash compensation in stock options and/or restricted stock issued under the LT Plan. These options and restricted stock vest immediately. The options have a ten-year term. There were 57,958 and 50,756 options issued in lieu of cash compensation in 1998 and 1997, respectively. There were 2,169 and 3,531 restricted shares issued in lieu of cash compensation in 1999 and 1998, respectively.

The Company's Employee Share Purchase Plan (the "ES Plan") allows employees to purchase common shares through payroll withholdings. The ES Plan also contains an option component. The share purchase price is the lower of the market price at the beginning or end of the year. The Company records a liability for withholdings not yet applied towards the purchase of common stock.

Pro forma information regarding net income and earnings per share required by Statement 123 is determined as if the Company has accounted for its employee stock options granted under the fair value method of that Statement. The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions by year.

                                                             1999             1998              1997
                                                          --------------- ------------------ ----------------
      LONG TERM PERFORMANCE COMPENSATION PLAN
Risk free interest rate                                           4.58%           5.61%              6.22%
Dividend yield                                                    1.73%           1.79%              1.33%
Volatility  factor of the  expected  market price of
   the Company's common shares                                     .313            .266               .272
Expected life for the options (in years)                          5.00            6.43               6.49

            EMPLOYEE SHARE PURCHASE PLAN
Risk free interest rate                                           4.58%           5.46%              6.08%
Dividend yield                                                    1.73%           1.80%              1.35%
Volatility  factor of the  expected  market price of
   the Company's common shares                                     .313            .266               .272
Expected life for the options (in years)                          1.00            1.00               1.00

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except for per share information):

                                                    1999               1998               1997
                                                 ---------------- ------------------- -----------------
Pro forma net income                                      $7,936           $9,348              $3,700
Pro forma earnings per share:
    Basic                                                 $.99            $1.16                $.45
    Diluted                                               $.98            $1.15                $.45

A summary of the Company's stock option activity, and related information for the years ended December 31 follows (in thousands, except for prices):

                                                               LONG TERM PERFORMANCE COMPENSATION PLAN
                                      --------------------------------------------------------------------------------------------
                                                 1999                           1998                            1997
                                      ------------------------------- ------------------------------ -----------------------------
                                                      WEIGHTED                       WEIGHTED                         WEIGHTED
                                                      AVERAGE                         AVERAGE                         AVERAGE
                                                      EXERCISE                       EXERCISE                         EXERCISE
                                       SHARES          PRICE           SHARES          PRICE          SHARES           PRICE
                                      ------------- ----------------- ------------- ---------------- -------------- --------------
Outstanding at beginning of year          499              $8.89          305             $8.85           137              $8.60
Granted / subscribed                      183              11.56          202              8.93           170               9.05
Exercised                                  (6)              9.00           (3)             8.76            --                 --
Expired/forfeited                          (5)             11.30           (5)             8.63            (2)              8.60
                                      ------------- ----------------- ------------- ---------------- -------------- --------------
Outstanding at end of year                671              $9.60          499             $8.89           305              $8.85
                                      ============= ================= ============= ================ ============== ==============

Options available for grant at December 31, 1999                  684
Options price range at December 31, 1999             $8.60 TO $12.375
Weighted average remaining contractual life                      3.52
Weighted average fair value of options granted
   during 1999                                                  $3.44
Options exercisable at December 31, 1999                          519
Weighted average exercise price of options
   exercisable at December 31, 1999                             $9.23

                                                                     EMPLOYEE SHARE PURCHASE PLAN
                                      -------------------------------------------------------------------------------------------
                                                 1999                            1998                            1997
                                      ------------------------------- -------------------------------- --------------------------
                                                      WEIGHTED                        WEIGHTED                        WEIGHTED
                                                      AVERAGE                          AVERAGE                         AVERAGE
                                                      EXERCISE                        EXERCISE                        EXERCISE
                                       SHARES          PRICE           SHARES           PRICE           SHARES          PRICE
                                      ------------- ----------------- ------------- ------------------ ------------- ------------
Outstanding at beginning of year           36             $8.875           47              $8.875            49          $8.60
Granted / subscribed                       43              8.250           38               8.875            52           8.875
Exercised                                 (36)             8.875          (47)              8.875           (49)          8.60
Expired                                    (4)             8.250           (2)              8.875            (5)          8.875
                                      ------------- ----------------- ------------- ------------------ ------------- ------------
Outstanding at end of year                 39             $8.250           36              $8.875            47          $8.875
                                      ============= ================= ============= ================== ============= ============

Options available for grant at December 31, 1999                   129
Options price at December 31, 1999                               $8.25
Weighted average fair value of options granted
   during 1999                                                   $1.50
Options exercisable at December 31, 1999                            39

10. LEASES AND RELATED COMMITMENTS

The Company leases certain equipment and real property under operating leases, including railcars. Many of the Company's leasing arrangements provide for renewals and purchase options, including a majority of the railcar leases. Rental expense and rental income under operating leases was as follows:

               (in thousands)                        1999              1998               1997
                                                  -----------------------------------------------------

Rental expense - railcars                                $5,405             $8,883              $7,160
Rental expense - other                                    5,558              4,522               4,819
                                                  -----------------------------------------------------
Total rental expense                                    $10,963            $13,405             $11,979
                                                  =====================================================

Rental income - railcars                                 $8,639            $10,552              $8,555
Rental income - other                                        69                 69                  69
                                                  -----------------------------------------------------
Total rental income                                      $8,708            $10,621              $8,624
                                                  =====================================================

At December 31, 1999, the Company's property, plant and equipment included railcars with a cost of $8.8 million and accumulated depreciation of $1.6 million that were held for leasing purposes.

Future minimum rentals for all noncancelable operating leases, for which the Company is liable, and future rental income from noncancelable subleases are as follows:

           (in thousands)                   Future Minimum               Future Rental
                                                Rentals                      Income
                                         ---------------------------------------------------------
Year ended December 31
2000                                                 $10,851                   $ 7,365
2001                                                   9,702                     7,067
2002                                                   8,743                     6,702
2003                                                   7,865                     5,998
2004                                                   5,155                     3,749
Future years                                           9,882                     8,517
                                         ---------------------------------------------------------
                                                     $52,198                   $39,398
                                         =========================================================

11. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution pension plans. The Company's expense for its defined contribution plans amounted to $1.3 million in 1999 and $1.1 million in 1998 and 1997. The Company also provides certain health insurance benefits to employees including retirees. The Company elected to recognize the accrued benefits earned by employees, as of January 1, 1993 (transition obligation) prospectively, which means this cost will be recognized as a component of the net periodic postretirement benefit cost over a period of approximately 20 years.

Following are the details of the defined benefit pension (Pension Benefits) plans and postretirement benefit plan liability and funding status.

                                                                                        POSTRETIREMENT BENEFITS
                 (in thousands)                           PENSION BENEFITS
                                                         1999           1998             1999             1998
                                                      --------------- -------------- ----------------- ----------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                   $21,030         $16,440         $8,585           $10,294
Service cost                                                1,996           1,679            343               298
Interest cost                                               1,359           1,169            604               613
Actuarial (gains)/losses                                     (457)          2,832            426             2,555
Plan amendment                                                 --              --             --            (4,585)
Participant contributions                                      --              --             17                15
Benefits paid                                              (2,552)         (1,090)          (585)             (605)
                                                      --------------- -------------- ----------------- ----------------
Benefit obligation at end of year                          21,376          21,030          9,390             8,585

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year             21,782          16,800             --                --
Actual return on plan assets                                4,592           3,925             --                --
Company contributions                                       2,542           2,147            568               590
Participant contributions                                      --              --             17                15
Benefits paid                                              (2,552)         (1,090)          (585)             (605)
                                                      --------------- -------------- ----------------- ----------------
Fair value of plan assets at end of year                   26,364          21,782             --                --
                                                      --------------- -------------- ----------------- ----------------

Funded status of plans (underfunded)                        4,988             752         (9,390)           (8,585)
Unrecognized net actuarial (gain) loss                     (2,884)            240          2,657             2,344
Unrecognized prior service cost                               169             195             --                --
Unrecognized net transition obligation                         --              --          1,439             1,550
Additional minimum liability                                 (407)           (244)            --                --
                                                      --------------- -------------- ----------------- ----------------
Prepaid (accrued) benefit cost                             $1,866         $   943       $ (5,294)         $ (4,691)
                                                      =============== ============== ================= ================

Amounts recognized in the consolidated balance sheets consist of:

                                                                                         POSTRETIREMENT BENEFITS
                 (in thousands)                            PENSION BENEFITS
                                                         1999            1998             1999             1998
                                                      --------------- ---------------- ---------------- ---------------
Accrued expenses                                         $ (1,021)        $  (897)     $                $
                                                                                                --               --
Pension and postretirement asset (liability)                2,887           1,840           (5,294)          (4,691)
                                                      --------------- ---------------- ---------------- ---------------
Net amount recognized                                    $  1,866         $   943         $ (5,294)        $ (4,691)
                                                      =============== ================ ================ ===============

In March 1998, the Company amended its postretirement benefit plan to provide eligible retirees the option of enrolling in a Medicare HMO. Subsequent to the initial enrollment period, the Company re-measured its accumulated benefit obligation incorporating the Medicare HMO enrollment and cost assumptions. The $4.6 million reduction in the accumulated benefit obligation resulting from the re-measurement reduced the unrecognized net transition obligation.

Included in pension and postretirement benefits is $848 thousand and $262 thousand at December 31, 1999 and 1998, respectively, of deferred compensation for certain employees who, due to Internal Revenue Service guidelines, may not take full advantage of the Company's defined benefit plan. Assets funding this plan are recorded at fair value in prepaid expenses.

Amounts applicable to a Company pension plan with accumulated benefit obligations in excess of plan assets are as follows:

                         (in thousands)                                    1999                1998
                                                                      -------------------- ------------------
Projected benefit obligation                                                     $1,131               $1,160
Accumulated benefit obligation and additional liability                             328                  760

Minimum liability addition                                                          163                  244
Intangible asset adjustment                                                          28                 (195)
                                                                      -------------------- ------------------
                                                                                    191                   49
Tax benefit                                                                          76                   20
                                                                      -------------------- ------------------
Other comprehensive income                                                      $   115              $    29
                                                                      ==================== ==================


                                                                                        POSTRETIREMENT
                                                          PENSION BENEFITS                 BENEFITS
                                                         1999           1998          1999          1998
                                                      --------------- -------------- ------------ -------------
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate                                                7.5%            6.8%          7.5%         6.8%
Expected return on plan assets                               9.0%            8.0%            --          --
Rate of compensation increases                               4.0%            4.0%            --          --
Health care cost trend rate                                   --              --           5.5%         5.0%

The health care cost trend rate of 5.5% is assumed to remain at that level.

                                                           PENSION BENEFITS                       POSTRETIREMENT BENEFITS
              (in thousands)                       1999          1998          1997           1999          1998          1997
                                                 ------------- ------------- -------------- ------------- ------------- ---------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                       $1,996        $1,679        $1,536         $  343       $  298         $  302
Interest cost                                       1,359         1,169         1,000            604          613            711
Expected return on plan assets                     (1,956)       (1,422)       (1,085)            --           --             --
Amortization of prior service cost                     26            27            32             --           --             --
Recognized net actuarial loss                          32            35            20            112           31             --
Amortization of net transition obligation              --           (42)          (50)           111          175            421
                                                 ------------- ------------- -------------- ------------- ------------- ---------
Benefit cost                                       $1,457        $1,446        $1,453         $1,170       $1,117         $1,434
                                                 ============= ============= ============== ============= ============= =========

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                    ONE-PERCENTAGE-POINT
                (in thousands)
                                                            INCREASE                     DECREASE
                                                     ---------------------------- ---------------------------
Effect on total of service  and  interest  cost
    components in 1999                                          $   197                     $   (153)
Effect on postretirement  benefit obligation as
    of December 31, 1999                                         $1,625                      $(1,301)

To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $2.6 million and $2.8 million at December 31, 1999 and 1998, respectively, and are included in prepaid expenses.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the Company's cash equivalents, margin deposits and long and short-term debt, approximate their carrying values since the instruments provide for short terms to maturity and/or variable interest rates based on market indexes. The Company's investments in affiliates are accounted for on the equity method that approximates fair value.

The Company believes the fair value of its notes receivable, long-term notes payable and debentures, some of which bear fixed rates and terms of five or ten years, approximate their carrying values, based upon interest rates offered by the Company on similar notes receivable and bonds and rates currently available to the Company. The fair value of off-balance sheet interest rate contracts as described in Note 7, which are not recognized in the balance sheet, is estimated based on quoted market termination values. Fair values of these contracts amount to an asset of $.5 million at December 31, 1999 and a liability of $.7 million at December 31, 1998. The fair values of these interest rate contracts are substantially offset by unrealized appreciation and depreciation in the hedged items.

13. BUSINESS SEGMENTS

The Company has evaluated its operations in accordance with Statement of Financial Accounting Standard No. 131 and has determined that its operations include four reportable business segments. This determination was made primarily on the basis of services offered and does include aggregation of operating segments. The Agriculture segment includes grain merchandising and the operation of terminal grain elevator facilities and the manufacture and distribution of agricultural inputs, primarily fertilizer, to dealers and farmers. The Processing segment includes the production and distribution of lawn care and corncob based products. The Manufacturing segment includes the leasing, marketing and fleet management of railcars, railcar repair and metal fabrication. The Retail segment includes the operation of six large retail stores and a distribution center.

Included in the Other classification are the operations of several smaller businesses and corporate level amounts not attributable to an operating segment. These smaller businesses include the operations of ten auto service centers (a joint venture), a lawn and garden equipment sales and service shop and the marketing of the Company's excess real estate.

The segment information below (in thousands) includes the allocation of expenses shared by one or more segments. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses. Intersegment sales are made at prices comparable to normal, unaffiliated customer sales. Operating income (loss) for each segment is based on net sales and merchandising revenues plus identifiable other income less all identifiable operating expenses, including interest expense for carrying working capital and long-term assets. Capital expenditures include additions to property, plant and equipment, software and intangible assets.

        1999              AGRICULTURE       PROCESSING    MANUFACTURING       RETAIL         OTHER            TOTAL
----------------------------------------------------------------------------------------------------------------------
Revenues from
   external                 $640,181        $ 82,395         $ 60,082        $176,905        $ 15,178         $974,741
   customers
Inter-segment sales            3,867           1,373              969              --              --            6,209
Other income                     761             471              161             365           2,437            4,195
Interest expense
   (credit) (a)                6,036           1,720            1,132           1,705          (1,076)           9,517
Operating income
   (loss)                      6,054             (95)           4,225           2,455            (680)          11,959
Identifiable assets          183,370          58,416           31,653          59,911          43,426          376,776
Capital expenditures           8,181           6,589            3,911           2,091           1,057           21,829
Depreciation and
   amortization                5,787           1,285              764           2,398           1,048           11,282


         1998               AGRICULTURE      PROCESSING    MANUFACTURING       RETAIL           OTHER             TOTAL
-------------------------------------------------------------------------------------------------------------------------
Revenues from external
   customers                 $  788,133      $   73,942      $   52,324      $  170,363       $   13,960       $1,098,722
Inter-segment sales               5,753           1,001           1,073              --               --            7,827
Other income                      1,907             407             871             219            2,008            5,412
Interest expense
   (credit) (a)                   6,212           1,231             907           1,974           (1,370)           8,954
Operating income (loss)
                                  6,676           2,810           4,365           1,655           (2,500)          13,006
Identifiable assets             211,777          42,499          25,780          57,331           23,436          360,823
Capital expenditures              7,890           1,353           3,469           1,935            1,184           15,831
Depreciation and
   amortization                   5,224           1,170             454           2,714            1,013           10,575


         1997            AGRICULTURE    PROCESSING   MANUFACTURING      RETAIL           OTHER           TOTAL
----------------------------------------------------------------------------------------------------------------
Revenues from external
   customers              $ 723,335      $  60,920      $  24,760      $ 169,907       $  14,824       $ 993,746
Inter-segment sales           3,071            940          1,202             --              --           5,213
Other income                  1,577            606            421            239           2,256           5,099
Interest expense
   (credit) (a)               6,002          1,201            589          2,163          (1,461)          8,494
Asset impairment                 --             --             --          1,121              --           1,121
Operating income
   (loss) (b)                 2,302            698          3,310           (624)            569           6,255
Identifiable assets         232,769         37,690         13,599         59,508          24,678         368,244
Capital expenditures          8,636          1,170            243          4,334           1,492          15,875
Depreciation and
   amortization               4,728          1,131            427          2,823             956          10,065

(a) The other category of interest expense includes net interest income at the Company-level representing a rate differential between the interest rate on which interest is allocated to the operating segments and the actual rate at which borrowings are made.
(b) Operating loss for the retail segment includes the impairment writedown of $1.1 million in 1997.

Grain sales for export to foreign markets amounted to approximately $146 million, $171 million and $177 million in 1999, 1998 and 1997, respectively. Also in 1999, sales of rail equipment totaling $18 million were made to a foreign customer. In each of 1999 and 1998, grain sales of $162 million were made to an unaffiliated customer. No unaffiliated customer accounted for more than 10% of sales and merchandising revenues in 1997.

CORPORATE OFFICERS

Dennis J. Addis
Vice President,
Wholesale Fertilizer Division

Christopher J. Anderson
Executive Vice President,
Strategy & Business Development

Daniel T. Anderson
President, Retail Group

Michael J. Anderson
President & Chief Executive Officer

Richard M. Anderson
President,
Processing Group

Richard P. Anderson
Chairman

Joseph C. Christen
Vice President, Human Resource Development

Dale W. Fallat
Vice President, Corporate Services

Philip C. Fox
Vice President, Corporate Planning

Charles E. Gallagher
Vice President, Personnel

Richard R. George
Vice President & Controller

Beverly J. McBride
Vice President, General Counsel & Secretary

Harold M. Reed
Vice President,
Grain Division

Martin R. Rossol
Vice President,
Farm Center Division

Rasesh H. Shah
President,
Manufacturing Group

Gary L. Smith
Vice President, Finance & Treasurer

BOARD OF DIRECTORS

Donald E. Anderson (3)
Director of Science, retired
The Andersons, Inc.

Michael J. Anderson (3)
President & Chief Executive Officer
The Andersons, Inc.

Richard M. Anderson (3)
President,
Processing Group
The Andersons, Inc.

Richard P. Anderson (3)
Chairman
The Andersons, Inc.

Thomas H. Anderson (3)
Chairman Emeritus
The Andersons, Inc.

John F. Barrett (2), (3)
President & Chief Executive officer
The Western & Southern Life Insurance Co.

Paul M. Kraus (3)
Attorney
Marshall & Melhorn

Donald L. Mennel (1), (3)
President & Treasurer
The Mennel Milling Company

David L. Nichols (1), (2), (3)
Chairman
Flooring America, Inc.

Dr. Sidney A. Ribeau (1), (3)
President
Bowling Green State University

Charles A. Sullivan (1), (2), (3)
Chairman & Chief Executive Officer
Interstate Bakeries Corp.

Jacqueline F. Woods (3)
President
Ameritech Ohio

(1)      Audit Committee
(2)      Compensation Committee
(3)      Nominating Committee

Independent Auditors
Ernst & Young LLP, Toledo, Ohio

Nasdaq Symbol
The Andersons, Inc. common shares are traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol: ANDE

Shareholders
As of March 1, 1999 there were 8,166,797 shares of common stock outstanding. At that date, there were 736 shareholders of record and approximately 2,500 shareholders for whom securities firms acted as nominees.

Investor Information

Corporate Offices
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537
419-893-5050
www.andersonsinc.com

Transfer Agent & Registrar
Harris Trust & Savings Bank
Shareholder Services Division
311 West Monroe
PO Box A-3504
Chicago, Illinois 60690-3504
312-360-5260

Form 10-K
The Andersons' 1999 Form 10-K filed in mid March 1999 with the SEC, is available to stockholders and interested individuals without charge by writing or calling Investor Relations.

Investor Relations
Gary Smith
Vice President, Finance & Treasurer
419-891-6417
gary_smith@andersonsinc.com

Annual Meeting
The annual shareholders' meeting of The Andersons, Inc. will be held at The Andersons' Activities building, 1833 S. Holland-Sylvania Rd., Toledo, Ohio at 7:00 p.m. on April 20, 2000.

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