Form 10-K405, Exhibit 13
period 2000-12-31
ANDERSONS INC
filed 2001-03-21
CIK 821026

                                                                      Exhibit 13

INITIATING GROWTH
ANNUAL REPORT 2000
THE ANDERSONS, INC.

The Andersons, Inc. (Nasdaq: ANDE) is a diversified agribusiness and retailing company with annual revenues of approximately $1 billion. The Company, which began operations in Maumee, Ohio in 1947 with one grain elevator and 500,000 bushels of storage capacity, today has four operating groups: Agriculture, Processing, Rail, and Retail. For more in-depth information about the Company, please visit our website at www.andersonsinc.com.


FINANCIAL HIGHLIGHTS                                     1
LETTER TO SHAREHOLDERS                                 2-3
AGRICULTURE GROUP                                      4-5
PROCESSING GROUP                                       6-7
RAIL GROUP                                             8-9
RETAIL GROUP                                         10-11
SELECTED FINANCIAL DATA                                 12
REPORT OF INDEPENDENT ACCOUNTANTS                       13
CONSOLIDATED FINANCIAL STATEMENTS                    14-17
MANAGEMENT'S DISCUSSION & ANALYSIS                   18-21
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS           22-32
OFFICERS & DIRECTORS DATA                       INSIDE BACK

2000 ACCOMPLISHMENTS
-    Earned  $1.34  per  diluted   share  ($1.15  before  a  gain  on  insurance
     settlement) vs. $1.03 per share in 1999
-    Repurchased 6% of our shares in 2000
-    Increased cash dividends by 20% in 2000
- Completed the purchase of the U.S. professional turf business of The Scotts Company, ProTurf(R)
- Co-developed a proprietary, next-generation pesticide carrier, DG-Lite(TM), with National Lime & Stone
-    Completed the sale of our interest in The Andersons-Tireman Auto Centers
- Ended 2000 with 65 million bushels of grain in storage (second largest in history)
- Increased temporary covered or uncovered grain storage capacity by 2.9 million bushels
-    Became an investor in agriculture's leading e-business network, Rooster.com
     SM
-    Licensed  crop  Revenue  Profiler(TM)   software  with  Cargill,   American
     Agrisurance and Utterback Marketing Services Inc.
-    Controlled 4,800 railcars and 30 locomotives at year end
- Achieved third consecutive year of increased profits for the Retail Group - 23% over last year's operating income

[Pie Charts]                     2000                      BEGINNING
                               REVENUES                ALLOCATED CAPITAL
                          YEAR: $970 MILLION             (AS OF 1/1/00)
                                                      TOTAL: $176 MILLION

Agriculture                        66.8%                          42.8%
Processing                         11.1%                          13.9%
Rail                                2.9%                          10.2%
Retail                             18.9%                          22.6%
Other                               0.3%                          10.5%
                       ---------------------------------------------------------
                                  100.0%                         100.0%
                       =========================================================

                                       OPERATING INCOME
[Bar Chart]                          TOTAL: $14.4 MILLION

Agriculture                                      $14.3
Processing                                        (3.5)
Rail                                               1.0
Retail                                             3.2
Other                                             (0.6)
                                   --------------------------
                                                 $14.4
                                   ==========================


Financial Highlights

(in thousands, except for per share & performance data)                     2000           1999         % Change

OPERATIONS
Grain sales and merchandising revenues                                  $ 490,820     $  511,141          (4.0)%
Fertilizer, retail and other sales                                        479,469        499,537          (4.0)%
                                                                    ------------------------------
TOTAL SALES AND REVENUES                                                $ 970,289     $1,010,678          (4.0)%
                                                                    ==============================
Gross profit - grain                                                    $  46,789     $   41,586          12.5%
Gross profit - fertilizer, retail and other                               110,174        108,377           1.7%
                                                                    ------------------------------
TOTAL GROSS PROFIT                                                      $ 156,963     $  149,963           4.7%
                                                                    ==============================
Other income/gains                                                      $   7,069     $    4,195          68.5%
Income before income taxes                                                 14,364         11,959          20.1%
Net income                                                                 10,078          8,379          20.3%
Effective tax rate                                                          29.8%          29.9%          (0.03)%

PER SHARE DATA
Net income - basic                                                      $    1.34     $     1.05            27.6%
Net income - diluted                                                         1.34           1.03            30.1%
Dividends paid                                                               0.24           0.20            20.0%
Year end market value                                                        8.63           8.25             4.6%
Book value                                                                  12.21          11.00            11.0%

PERFORMANCE
Pretax return on beginning equity                                           16.9%          14.5%
Net income return on beginning equity                                       11.9%          10.1%
Long-term debt to equity ratio*                                           0.9-TO-1       0.9-to-1
Weighted average shares outstanding - basic                              7,507,000      7,996,000
Number of employees                                                          3,112          3,053
EBITDA (thousands)                                                      $   39,312    $    32,758
EBITDA (net of interest to carry grain inventories-thousands)               34,566         28,982

*Including pension and post-retirement benefits

TO OUR SHAREHOLDERS, EMPLOYEES AND FRIENDS

         INITIATING NEW GROWTH IS APPARENT IN SOME OF THE STEPS OUR OPERATING GROUPS TOOK IN 2000. WE ACQUIRED NEW BUSINESS, ADDED EXPERIENCED TALENT TO SUPPORT THE NEW BUSINESS, AND ADDED CAPACITY TO OTHER OPERATIONS, ALL IN AN EFFORT TO IMPROVE CUSTOMER SERVICE AND EXTEND OUR PRODUCT LINES WHERE WE CAN COMPLEMENT OUR CORE COMPETENCIES.
         The economics and dynamics of our industries are consistently changing. We are adjusting, staying flexible, filling niches, and staying very close to our customers to make sure we are meeting their needs. If we listen, respond, create and deliver, they will appreciate the relationship. And customer relationships are something we treasure. Before we get specific, let's look at the 2000 results.
         The Andersons achieved solid earnings growth in 2000, starting with an exceptionally strong first quarter in which earnings per share were the highest for the period since public trading of our shares began in 1996. Full year net income rose to $10.1 million - among the best performances in the company's history - on revenues of $970.3 million. In 1999, the company had revenues of $1.01 billion and net income of $8.4 million. Earnings per diluted share in 2000 were $1.34, a gain of $0.31, or 30%, compared with $1.03 in 1999. Of the increase in earnings per share, $0.19 resulted from an insurance recovery related to one of our fertilizer facilities, which experienced significant damage during 1999.
         The Agriculture Group was the performance leader, driven by high demand for grain storage. Wholesale Fertilizer recovered from a decline in 1999, and although the Farm Centers reported a small loss in 2000, the division's operating performance improved significantly from the previous year. A decline in lease rates and general softness in railcar values negatively affected the Rail Group. However, we believe the railcar markets are nearing a low point and will recover in 2001 or 2002. The group continues to be profitable and is an important contributor to the company's bottom line. The Processing Group's revenue grew 26% in 2000. However, its operating performance suffered in part due to the acquisition-related expenses of The Scotts Company's U.S. ProTurf(R) business, unfavorable weather patterns during the key spring selling season, and startup costs linked to increased production capacity added during the year. The Retail Group had its third consecutive year of increased operating income. While total sales were relatively flat, the group's operating income rose 23%. Last year's performance of all business units will be discussed in greater depth in the business review pages of this report.
         For our future, we are INITIATING NEW GROWTH. How are we viewing our markets, where are we investing, and how will it add to shareholder value?
         We are truly excited about the resurgence in the AGRICULTURE GROUP in 2000 and believe opportunities will develop in 2001. Additionally, we continue to target significant investment in the PROCESSING and RAIL GROUPS because we believe that these businesses offer excellent opportunities for long-term growth.
         Research indicates that the U.S. lawn and garden industry is growing faster than the general economy. The huge baby boomer population is approaching retirement, freeing more time and resources to enjoy leisure activities, from playing golf at any one of America's growing number of golf courses to increasing the value of their homes by improving their landscaping or home gardens. The PROCESSING GROUP'S professional and do-it-yourself lawn fertilizer products are positioned to serve these growing markets. We demonstrated our commitment to be a major player in the professional market at mid-year, when The Andersons completed the purchase of the U.S. professional turf business of The Scotts Company. This acquisition is an important step toward achieving our strategic goal of becoming the leader in the marketing, manufacturing, logistics, and distribution of premium golf course and other professional turf products in the United States. The ProTurf(R) acquisition took place after the peak sales season for turf-care products. In 2001, we will benefit from a full year of operations from this newly acquired professional turf business.
         We continued to add lawn fertilizer manufacturing capacity at various locations. We suffered from startup costs in 2000, but we believe the majority of the hurdles associated with these investments are behind us. Our strategy is to move from a regional to national supplier, improving our distribution network to ensure just-in-time delivery to customers. In 2001, we will begin to realize operational and logistical benefits of our 2000 investments. We are supplying some the nation's largest retailers with private label and branded products used by homeowners and businesses every day. Our mission is to supply more of them, just in time, with the right product and at a fair price.
         A new product with significant potential is DG-Lite(TM), a proprietary lightweight, limestone-based chemical carrier that has unique properties that are more efficient than those of other carriers. The new product extends and complements our corncob-based carrier/pet bedding product lines. Last year, The Andersons signed a 10-year product development, marketing, and supply agreement with a major limestone producer covering DG-Lite(TM), which was jointly developed and patented by the two companies.
         In the RAIL GROUP, we expect a gradually improving business environment. Though currently experiencing a downturn, this business was profitable in 2000 and is clearly a unit we intend to continue to grow. New car building is expected to be down in 2001, as is demand for all types of railcars. With lease rates at relatively low levels, we are focusing on making short-term lease deals rather than selling cars or entering into long-term leases. At the same time, we are building our fleet while car values are reduced in preparation for future opportunities when the car supply-demand equation improves. We believe this will happen in the next 12 to 18 months. We made a significant investment in railcars in 2000, as evidenced by the increase in rail cars held for lease or sale at year end. Our railcar fleet now exceeds 4,800 units, an increase of 12% compared with 1999.
         Demand for railcars also should increase as higher fuel costs force more traffic off highways and onto rails. In addition, demand should increase as railcar retirements accelerate and Class 1 rail lines divest of railcar assets, allowing private fleet operators the opportunity to provide this valuable service.
         The Group opened its first office outside Ohio in 2000. The new operation in Houston is focusing on building business with plastics and chemical shippers.
         We also see opportunity in a unique cargo-restraint system that was developed by the Rail Group and approved last year by the Association of American Railroads. The easy-adjust system adapts to all load configurations and provides added protection to the cargo. Marketing of the system, called The Andersons LRD swing-away bulkhead system, began late in 2000.
         Our largest investment is in the AGRICULTURE GROUP, which uses 43% of our total permanent assets. The Grain Division started 2001 with 65 million bushels in storage, just below the 68 million bushels a year earlier. This huge grain inventory position will generate strong storage income during the first two quarters of 2001. With good harvests last fall and continued low commodity prices, demand for our extensive storage space was high. The division benefited greatly by adding 2.9 million bushels of temporary covered or uncovered storage space at four locations - excellent timing.
         We believe that e-commerce offers promise for this business, and we made significant progress last year in utilizing technology to better communicate with and support customers, both directly with individual farmers and business-to-business. We invested in Rooster.comSM, an Internet-based agricultural marketplace, and entered into several licensing agreements for our Crop Revenue Profiler(TM) software, which helps farmers make complex decisions about crop marketing and crop production insurance products. The fees generated by these agreements will have a positive impact on our earnings in 2001 and beyond.
         The Wholesale Fertilizer Division, our marketing, distribution and formulator of basic nutrient inputs, will continue to improve operating efficiency and invest in the development of value-added products. In addition, the Wholesale Fertilizer and Grain Divisions will collaborate to improve the performance and product offering of our 12 farm centers now that the farm centers report directly to the two divisions. This re-alignment brings the power of the entire Agriculture Group's resources closer to our important customer base.
         In 2000, the Agriculture Group achieved record income from operations. This was in the face of a continuing downward-trending farm economy and low commodity prices. The Freedom to Farm Act has moved the crop growing decisions directly to the farmer where he/she can elect to do what is most profitable. In many ways this has had a positive impact in terms of encouraging maximum utilization of the world's most productive soil - which happens to be in the U.S. It contributes to a broader agriculture economy and to food security, and utilizes the efficient U.S. transportation and grain-handling infrastructure. We continue to believe population growth, demand for improved diets, and higher standards of living will benefit those invested in the U.S. agriculture system, including The Andersons.
         The RETAIL GROUP continues to focus on MORE FOR YOUR HOME(TM) as its primary product and customer service offering. Economic conditions have been favorable for our specialty foods, general merchandise, and home repair and remodeling segments. Sales were relatively flat in 2000, but by avoiding the price-slashing practices of many retailers, our average gross margins remained firm. With lower overall operating costs in 2000, the group's operating income was up significantly for the year.
         We continue to fine-tune our product mix and have been successful with additions such as high-end, educational toys and upscale domestics. We believe we have significant opportunity to improve our performance with enhancements in merchandising that use our square footage more efficiently and with expansion into new product categories that will boost sales.
         We have been spending a significant amount of time developing business strategies for the future.. Early in 2000 we sold our interest in The Andersons Tireman Auto Centers to our venture partner. The sale allows us to concentrate on businesses and industries that take advantage of our core competencies. Tireman was a nice, profitable business for The Andersons; however, our venture partner was prepared to grow the business. This will help us focus on fewer industries and build on those that offer us growth.
         Our cash flow from operations before changes in operating assets and liabilities was strong in 2000, 17% better than in 1999. We used a significant amount of cash to improve our facilities, add capacity, and build for the future. Total assets grew by 15%, a good portion of which is additional grain inventory. As we noted earlier, in a commodity business, huge inventories are typically a blessing. We expect a healthy improvement in net income in 2001, after adjusting for the one-time gains reported in 2000. We will continue to repurchase shares in 2001 because we believe it's an excellent use for excess cash, especially when our shares are selling at a significant discount from book value.
         In Initiating New Growth, we will rely heavily on the talents of more than 3,000 loyal employees. Their creativity and dedication to provide extraordinary products and service to our customers are keys to our success.

         Sincerely,
         Mike Anderson, CEO                          Dick Anderson, Chairman

AGRICULTURE GROUP

The AGRICULTURE GROUP operates grain elevators and fertilizer distribution facilities in Ohio, Michigan, Indiana and Illinois. Its elevators purchase large quantities of grain and oilseeds (primarily corn, soybeans and wheat) from farms and country elevators in the region, store and condition it, then market it via rail or ship to domestic and export processors and livestock feeders. Its fertilizer terminals market large volumes of dry and liquid agricultural fertilizers to dealers in the four-state region. The group also operates farm centers in Ohio, Michigan and Indiana that sell fertilizer, crop protection chemicals, seed and field application services to area farms.

The group's total revenue declined by $25 million in 2000, primarily because of lower average grain prices. Total operating income more than doubled, however, reaching $14.3 million for the year. This increase reflected bottom-line improvement in all three businesses.

2000 was the fourth consecutive year with relatively good growing seasons and crop yields in the eastern corn belt. As a result, grain inventories in the U.S. remained quite high, demand for grain storage continued to be strong, and the group once again realized higher income from its extensive storage space. During the year, the group added 2.9 million bushels of covered and uncovered temporary grain storage capacity at four locations. The group also announced some "clicks and mortar" developments in 2000 - licensing agreements to market its Crop Revenue Profiler(TM) software to farm operators throughout the Midwest, and an investment in Rooster.comSM, an Internet-based agricultural marketplace recently launched by several large grain, fertilizer and chemical companies. In addition, the company signed a stone handling agreement at one Michigan elevator in an effort to better utilize off-season resources.

The wholesale fertilizer industry rebounded somewhat in 2000 from the decline experienced when farmers in the region cut back on their fertilizer usage in 1999. Although grain prices remained low this year, the group's wholesale fertilizer volume was up 7%, and margins recovered from the year-earlier drop. The group also benefited from the full-year operation of a Seymour, Indiana pelletized lime and fertilizer business that it purchased in mid-1999.

The operating loss from the group's farm centers was lower in 2000 due to reduced administrative expenses and elimination of several one-time costs incurred in 1999.

In the past, the Agriculture Group consisted of three operating divisions - the Grain Division, the Wholesale Fertilizer Division and the Farm Center Division. At year-end, a reorganization was implemented, with the farm centers most closely linked with the group's grain elevators being assigned to the Grain Division, and those most integrated with its wholesale fertilizer business being assigned to the Wholesale Fertilizer Division. The reorganization within the group will achieve operating synergies and reduce costs associated with its farm center operations.

[Bar Charts]

                                                1996         1997        1998        1999         2000
SALES & REVENUES                                $879         $768        $829        $674         $648
OPERATING INCOME                                 3.7          2.3         6.7         6.1         14.3
UNIT VOLUMES

      Grain Bushel Receipts (Millions)           126          145         157         158          156
      Grain Bushels Shipped (Millions)           148          118         157         150          156
      Wholesale Fertilizer Tons Sold (000)       908          845         850         926          968
      Farm Center Application Acres (000)        273          319         333         552          479

One elevator, 1.3 million bushels of grain. How proud Harold Anderson must have been when he reviewed his first full year of operation in 1948. How amazed he would be today. Not even the innovative farmer-turned-entrepreneur could have imagined things like e-commerce. But some things haven't changed. Integrity, value, and service are just as important now as they ever were.

PROCESSING

The PROCESSING GROUP manufactures turf and ornamental plant fertilizer and control products. It also produces corncob-based chemical and feed ingredient carriers, animal bedding, cat litter and ice-melter products. The group operates facilities in Maumee and Bowling Green, Ohio; Montgomery, Alabama; Pottstown, Pennsylvania and Delphi, Indiana.

In mid-year 2000, the group positioned The Andersons as the industry leader in premium fertilizer products for golf courses and other professional turf care markets when it acquired ProTurf(R), the U.S. professional turf products business of The Scotts Company.

Total 2000 revenues increased by more than $22 million, or 26%, primarily as a result of the acquisition. Gross profit increased $5.6 million, or 34%, mostly due to the added professional business acquired during the year. Operating income declined by $3.4 million, however, in part due to acquisition-related expenses but more significantly because of unfavorable weather during the key spring selling season that curtailed retail sales of lawn fertilizer. In addition, we incurred significant start-up expenses associated with several recent investments to increase production capacity in Ohio, Alabama and Pennsylvania.

The lawn products industry is growing faster than the general economy and has been consolidating recently. The capacity expansion and efficiency-improvement investments we have made in the past two years are key components of our plan to position manufacturing and logistical capacity in strategic locations to support consumer and professional markets across the U.S. The majority of the start-up hurdles associated with these investments are now behind us, so we will begin to realize operational benefits in 2001 and be in a good position to handle more volume. Clearly we intend to be a significant player in this industry and are committed to achieving profitable growth.

The focus in our cob and pet businesses continues to be the steady shift to higher value-added product applications including premium cat litter products. Overall tonnage shipments of cob products decreased by 10% in 2000 mainly due to a shortage of raw material. We were able to rationalize our product lines to focus on the highest margin markets. Early in 2000, we teamed up with American Colloid Company to provide marketing and distribution expertise for our pet litter products throughout the U.S.

[Bar Charts]

                                                1996         1997        1998        1999         2000
SALES & REVENUES                              $ 76.2       $ 63.4      $ 76.4      $ 85.0      $ 107.4

OPERATING INCOME                              $  2.9       $  0.7      $  2.8      $ (0.1)     $  (3.5)


It takes special talent to please customers ranging from professional turf managers to finicky cats. But that's what the Processing Group is known for. We make products for the professional turf care industry and consumer lawn and garden care markets, plus milled corncob products for uses such as blast cleaning, absorbent compounds, and all-natural pet products including bedding and litter.

RAIL

The RAIL GROUP sells and leases railroad rolling stock. It also repairs and reconfigures various types of railcars to meet customer specifications, and it operates a custom steel fabrication business. The group's railcar marketing business has grown significantly in recent years and now controls a fleet of more than 4,800 units. This fleet consists of covered hopper cars, boxcars, open top hopper cars, gondolas, tank cars and locomotives. The Rail Group leases its rolling stock to shippers, railroads and fleet owners in a wide range of industries throughout North America.

The group's total revenue declined by $32 million, or about one-half, in 2000, and its operating income, $1.0 million for the year, was $3.2 million lower than in 1999. Despite this decline, the group remains solidly profitable and is an important contributor to the Company's total income.

During the past year, lease rates for some types of railcars continued to be soft and railcar market values remained depressed. Higher interest rates and fuel costs, as well as a slowing economy, are encouraging customers to hold off on long term lease commitments and favor a more conservative position. In this environment, the railcar marketing business pursued short-term leasing opportunities rather than making car sales or entering into long-term leasing deals. In the short-term, the Rail Group was not able to realize any significant gains from car sales, and leasing income per car was down. However, leasing railcars short term keeps equipment in use and generates positive cash flow. At the same time, the depressed railcar values offered us the opportunity to continue building our equipment portfolio for the future. At year-end, our investment in railcar assets was significant; we now report these investments in separate classifications on the balance sheets.

The railcar repair shop and the fabrication shop both achieved sales increases in 2000, improved operating efficiency, reduced overall expenses, and improved operating income from the previous year.

The group intends to continue to profitably build the lease fleet, diversifying it in terms of lease duration, car types, industries, customers and geographic dispersion. It will continue to monitor credit quality diligently, and to match-fund assets and liabilities as much as possible to effectively manage risk.

[Bar Charts]

                                                1996         1997        1998        1999         2000
SALES & REVENUES                              $ 20.9       $ 24.8      $ 52.3      $ 60.1       $ 28.1

OPERATING INCOME                              $  2.3       $  3.3      $  4.4      $  4.2       $  1.0

FLEET SIZE

      Railcars                                 2,264        3,514       4,082       4,420        4,815
      Locomotives                                                                      30           30

Expertise that was born of necessity has grown up into one of our most successful endeavors. Our railcar business began as a set of tracks between our Maumee plant and Maumee River elevator. We learned how to maintain our fleet and adapt the cars to make them more efficient. More recently, we learned to market that know-how to outside customers.

RETAIL

The RETAIL GROUP operates six large stores in Ohio. Three are located in the Toledo area, two in Columbus and one in Lima. Four are stand-alone facilities, each having in-store selling space of 130,000 or more square feet. The other two are slightly smaller mall-based units. Our central message to the retail customer is MORE FOR YOUR HOME(TM). The product offering includes a broad array of traditional home center merchandise - plumbing, electrical and building supplies, hardware, flooring, paint and lighting products. In addition, our stores feature lawn and garden products, extensive lines of housewares and domestics, workwear, pet supplies, automotive supplies, sporting goods and the Uncommon Market(TM), a unique offering of high quality specialty foods including deli, produce, bakery, and wine.

The group's operating income rose to $3.2 million in 2000, a $0.6 million increase, or 23%, over 1999. This was the third consecutive year of earnings increases in the Retail Group. Total sales for the group were relatively flat in 2000, at $184 million. We held this level of sales despite the addition of significant new big box competition in the Toledo and Columbus markets. Average gross margins were slightly higher than year-earlier levels, mainly driven by a higher-margin merchandise mix in several product categories and tighter buying/ordering inventory controls, which reduced merchandise markdowns. The tight labor market and competitive wage pressures in our region increased total labor and benefit costs 3% during 2000, but improvements in overall operating efficiency, distribution and advertising resulted in total expenses increasing only 1% over 1999.

We're extremely encouraged by the progress we made in 2000. Throughout the year, we continued to devote a great deal of time and attention to many of the basics of retailing such as impact-advertising and in-stock performance. These efforts were designed to provide noticeably extraordinary service to our customers. Our efficient drive-through merchandise pickup facilities and "We Load It" programs are additional examples of this emphasis that are clearly appreciated by our customers.

The operating improvements and increased return on invested capital we have achieved in this extremely competitive industry during the past three years are exciting. As we continue to fund growth in our Processing and Rail Groups, however, the Retail Group continues to become a proportionally smaller segment of the overall business portfolio.

                                                1996         1997        1998        1999         1999
SALES & REVENUES
        Retail                                 $ 179        $ 173       $ 174       $ 181        $ 184
OPERATING INCOME
        Retail                                $  3.4       $  0.6      $  1.7      $  2.6       $  3.2

Our Retail staff lives by the same philosophy that Harold Anderson used to build the grain business: find out what customers want and quickly provide it. That's why a farm warehouse market that opened in 1952 now is a six-store chain that attracts people from both cities and farms seeking MORE FOR YOUR HOME(TM), great value, and extraordinary service.

SELECTED FINANCIAL DATA

                                        2000               1999            1998           1997              1996
 (in thousands, except for per
       common share data)

Operating Results
  Total sales & revenues (a)          $970,289        $1,010,678      $1,142,376      $1,041,038       $1,167,043
  Net income                            10,078 (b)         8,379           9,752           4,074 (c)        6,406 (d)
  Per common share data:
    Earnings - basic                      1.34              1.05            1.21            0.50             0.76
    Dividends paid                        0.24              0.20            0.16            0.12               --

Balance Sheet Data
  Total assets                        $433,196          $376,776        $360,823        $368,244         $346,591
  Working capital                       55,260            67,939          65,898          53,595           61,649
  Long-term debt (e)                    80,159            74,127          71,565          65,709           68,568
  Shareholders' equity                  89,836            84,805          82,734          72,201           73,249

(a) Includes reclassifications to prior years to increase revenues for shipping and handling costs previously netted against cost of sales And to report on a gross basis certain grain sales for which gross profit had previously been included in revenues.
(b) Non-recurring gains of $2.1 million for an insurance settlement and $1.0 million on the sale of a business are included ($2.0 million after tax).
(c) Non-recurring charge of $1.1 million for asset impairment is included ($0.7 million after tax).
(d) Income taxes include a charge of $0.8 million to establish deferred income taxes on assets of the predecessor partnership at the time of the January 2, 1996 merger.
(e)  Excludes current portion.

QUARTERLY FINANCIAL DATA AND MARKET FOR COMMON STOCK
(in thousands, except for per common share data)

                              (a)              (a)              Net Income (Loss)           Common Stock Quote      Dividends
                                                          -------------------------------  ----------------------
Quarter Ended              Net Sales      Gross Profit      Amount      Per Share-Basic      High         Low       Declared
                         -------------------------------  -----------  ------------------  ----------------------  ------------
          2000
March 31                      $204,607          $35,054       $1,222             $0.16         $8.25       $6.94        $0.060
June 30                        263,105           44,858        6,718              0.89          9.69        6.88         0.060
September 30                   178,622           32,039       (2,235)            (0.30)        10.13        8.50         0.060
December 31                    323,955           45,012        4,373              0.59          9.00        7.78         0.065
                         --------------   --------------  -----------                                              ------------
          Year                $970,289         $156,963      $10,078              1.34                                  $0.245
                         ==============   ==============  ===========                                              ============

          1999
March 31                      $209,671          $31,786          $44             $0.01        $12.75      $11.00        $0.050
June 30                        265,548           45,152        7,459              0.92         14.50       11.94         0.050
September 30                   183,787           30,789       (2,511)            (0.32)        12.88        8.63         0.050
December 31                    351,672           42,236        3,387              0.43          9.38        7.50         0.060
                         --------------   --------------  -----------                                              ------------
          Year              $1,010,678         $149,963       $8,379              1.05                                  $0.210
                         ==============   ==============  ===========                                              ============

(a) Includes reclassifications of quarters to increase revenues for shipping and handling costs previously netted against cost of sales and to report on a gross basis certain grain sales for which gross profit had previously been included in revenues. Also includes reclassifications of certain costs previously included in operating expenses that were reclassified to cost of sales.

                      Report of Independent Accountants

To the Board of Directors and
Shareholders of The Andersons, Inc.

In our opinion, the accompanying consolidated balance sheet as of December 31, 2000 and the related consolidated statements of income, of cash flows and of shareholders' equity, as presented on pages 14 through 17 and pages 22 through 32, present fairly, in all material respects, the financial position of The Andersons, Inc. and its subsidiaries at December 31, 2000, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 1999 and for each of the two years in the period then ended were audited by other independent auditors whose report dated January 24, 2000 expressed an unqualified opinion on those statements.

/s/ PricewaterhouseCoopers LLP

Toledo, Ohio
January 31, 2001

                               The Andersons, Inc.

                        Consolidated Statements of Income

                                                                          YEAR ENDED DECEMBER 31
     (in thousands, except per common share data)                  2000              1999               1998


    Sales and merchandising revenues                     $        970,289       $ 1,010,678      $ 1,142,376
    Cost of sales and merchandising revenues                      813,326           860,715        1,002,150
                                                       --------------------------------------------------------
    Gross profit                                                  156,963           149,963          140,226

    Operating, administrative and general expenses
                                                                  137,839           132,682          123,678
    Interest expense                                               11,829             9,517            8,954
    Other income / gains:
      Other income                                                  3,989             4,195            5,412
      Gain on insurance settlement                                  2,088                --               --
      Gain on sale of business                                        992                --               --
                                                       --------------------------------------------------------
    Income before income taxes                                     14,364            11,959           13,006
    Income taxes                                                    4,286             3,580            3,254
                                                       --------------------------------------------------------
    Net income                                           $         10,078       $     8,379      $     9,752
                                                       ========================================================

    Per common share:
        Basic earnings                                   $           1.34       $      1.05      $      1.21
                                                       ========================================================
        Diluted earnings                                 $           1.34       $      1.03      $      1.20
                                                       ========================================================
        Dividends paid                                   $           0.24       $      0.20      $      0.16
                                                       ========================================================

     The Notes to Consolidated Financial Statements on pages 22 - 32 are an integral part of these statements.

                               The Andersons, Inc.

                           Consolidated Balance Sheets

                                                                                              DECEMBER 31

                                                                                  -------------------------------------
                                 (in thousands)                                            2000              1999
ASSETS
Current assets:
   Cash and cash equivalents                                                            $  13,138          $  25,614
   Accounts and notes receivable:
     Trade receivables, less allowance for doubtful accounts
         of $3,084 in 2000;  $3,980 in 1999                                                49,769             49,880
     Margin deposits                                                                        5,706              1,339
                                                                                  -------------------------------------
                                                                                           55,475             51,219
   Inventories                                                                            209,706            161,802
   Railcars available for sale                                                             12,719             16,521
   Deferred income taxes                                                                    3,444              5,641
   Prepaid expenses and other current assets                                                8,342              7,728
                                                                                  -------------------------------------
Total current assets                                                                      302,824            268,525

Other assets:
   Notes receivable and other assets, less allowance for doubtful notes
     receivable of $698 in 2000; $583 in 1999                                               8,598              4,640
   Investments in and advances to affiliates                                                1,422                954
                                                                                  -------------------------------------
                                                                                           10,020              5,594
Railcar assets leased to others, net                                                       22,281              7,112
Property, plant and equipment, net                                                         98,071             95,545
                                                                                  -------------------------------------
                                                                                         $433,196           $376,776
                                                                                  =====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                        $  71,300          $  45,000
   Accounts payable for grain                                                              67,468             68,883
   Other accounts payable                                                                  84,045             65,079
   Accrued expenses                                                                        15,625             17,465
   Current maturities of long-term debt                                                     9,126              4,159
                                                                                  -------------------------------------
Total current liabilities                                                                 247,564            200,586

Deferred income                                                                             3,166              4,026
Pension and post-retirement benefits                                                        3,684              3,255
Long-term debt, less current maturities                                                    80,159             74,127
Deferred income taxes                                                                       8,787              8,742
Minority interest                                                                              --              1,235
Shareholders' equity:
   Common shares, without par value
     Authorized -- 25,000 shares
     Issued -- 8,430 shares at stated value of $0.01 per share                                 84                 84
   Additional paid-in capital                                                              66,488             67,227
   Treasury shares, at cost (1,070 in 2000; 723 in 1999)                                   (9,852)            (7,158)
   Accumulated other comprehensive income                                                      --               (144)
   Unearned compensation                                                                      (78)              (158)
   Retained earnings                                                                       33,194             24,954
                                                                                  -------------------------------------
                                                                                           89,836             84,805
                                                                                  -------------------------------------
                                                                                         $433,196           $376,776
                                                                                  =====================================

     The Notes to Consolidated Financial Statements on pages 22 - 32 are an integral part of these statements.

                               The Andersons, Inc.

                      Consolidated Statements of Cash Flows

                                                                                     YEAR ENDED DECEMBER 31
                                                                           ----------------------------------------
                                 (in thousands)                              2000            1999           1998
   OPERATING ACTIVITIES

   Net income                                                              $  10,078       $   8,379      $   9,752
   Adjustments to reconcile net income to net cash provided by (used in)
      operating activities:
        Depreciation and amortization                                         13,119          11,282         10,575
        Provision for losses on accounts and notes receivable                    911           1,180          3,757
        Gain on insurance settlement                                          (2,088)             --             --
        Gain on sale of business                                                (992)             --             --
        Gain on sale of property, plant and equipment                            (35)           (459)          (114)
        Gain on sale of railcars                                                (110)         (1,573)        (3,169)
        Deferred income taxes                                                  2,242             854         (1,696)
        Other                                                                    112             258             98
                                                                           ----------------------------------------
        Cash provided by operations before changes in operating
          assets and liabilities                                              23,237          19,921         19,203

        Changes in operating assets and liabilities:
          Accounts and notes receivable                                       (5,318)          7,549          6,231
          Inventories                                                        (33,654)          4,823         13,866
          Prepaid expenses and other assets                                     (545)          1,913         (1,463)
          Accounts payable for grain                                          (1,415)        (20,095)       (32,254)
          Other accounts payable and accrued expenses                           (608)         (2,432)        19,127
                                                                           ----------------------------------------
   Net cash provided by (used in) operating activities                       (18,303)         11,679         24,710

   INVESTING ACTIVITIES
   Purchases of property, plant and equipment                                (16,189)        (17,963)        (9,953)
   Purchases of railcars                                                     (16,245)        (40,209)       (37,101)
   Purchase of U.S. ProTurf(R)and other business assets                      (16,311)             --           (252)
   Proceeds from sale of railcars                                              3,821          39,995         31,542
   Proceeds from sale of property, plant and equipment                           240             741            339
   Proceeds from insurance settlement                                          2,346              --             --
   Proceeds from sale of business                                              2,133              --             --
                                                                           ----------------------------------------
   Net cash used in investing activities                                     (40,205)        (17,436)       (15,425)

   FINANCING ACTIVITIES
   Net increase (decrease) in short-term borrowings                           26,300          37,300        (11,940)
   Proceeds from issuance of long-term debt                                  194,723         102,082        110,157
   Payments of long-term debt                                               (187,417)       (101,679)      (106,389)
   Change in overdrafts                                                       17,827          (3,292)        (4,745)
   Proceeds from sale of treasury shares to employees                            362             429            440
   Dividends paid                                                             (1,819)         (1,616)        (1,291)
   Purchase of treasury shares                                                (3,944)         (5,106)          (542)
                                                                           ----------------------------------------
   Net cash provided by (used in) financing activities                        46,032          28,118        (14,310)
                                                                           ----------------------------------------

   Increase (decrease) in cash and cash equivalents                          (12,476)         22,361         (5,025)
   Cash and cash equivalents at beginning of year                             25,614           3,253          8,278
                                                                           ----------------------------------------
   Cash and cash equivalents at end of year                                $  13,138       $  25,614      $   3,253
                                                                           ========================================

   NONCASH INVESTING ACTIVITIES

      Acquisition of intangible assets in exchange for long-term debt      $   3,879
                                                                           =========
      Acquisition of note receivable and other assets in exchange                                         $   1,642
         for common stock                                                                                 =========

     The Notes to Consolidated Financial Statements on pages 22 - 32 are an integral part of these statements.

                               The Andersons, Inc.

                 Consolidated Statements of Shareholders' Equity

                                           Common Shares                           Accumulated
                                              (stated     Additional                  Other
                                             value $0.01    Paid-in    Treasury   Comprehensive     Unearned     Retained
               (in thousands)                per share)     Capital     Shares       Income       Compensation   Earnings    Total
                                           -----------------------------------------------------------------------------------------

Balances at January 1, 1998                   $  84         $66,660    $ (4,418)     $    --         $    --   $  9,875     $72,201
   Net income                                                                                                     9,752       9,752
   Other comprehensive income:
     Minimum pension liability, net of $20
       income taxes                                                                      (29)                                   (29)
                                                                                                                            -------
   Comprehensive income                                                                                                       9,723
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors                                               18         547                         (103)                   462
   Amortization of unearned compensation                                                                  20                     20
   Issuance of shares in an acquisition                         502       1,748                                               2,250
   Purchase of treasury shares                                             (542)                                               (542)
   Dividends declared ($.170 per common
     share)                                                                                                      (1,380)     (1,380)
                                           ----------------------------------------------------------------------------------------
Balances at December 31, 1998                    84          67,180      (2,665)         (29)            (83)    18,247      82,734
   Net income                                                                                                     8,379       8,379
   Other comprehensive income:
     Minimum pension liability, net of $76
       income taxes                                                                     (115)                                  (115)
                                                                                                                            -------
   Comprehensive income                                                                                                       8,264
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors                                               47         613                         (231)                   429
   Amortization of unearned compensation                                                                 156                    156
   Purchase of treasury shares                                           (5,106)                                             (5,106)
   Dividends declared ($.210 per common
     share)                                                                                                      (1,672)     (1,672)
                                           ----------------------------------------------------------------------------------------
Balances at December 31, 1999                    84          67,227      (7,158)        (144)           (158)    24,954      84,805
   Net income                                                                                                    10,078      10,078
   Other comprehensive income:
     Minimum pension liability, net of
       $(96) income taxes                                                                144                                    144
                                                                                                                            -------
   Comprehensive income                                                                                                      10,222
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors                                              (96)        607                         (148)                   363
   Issuance of shares to complete                              (643)        643
     acquisition                                                                                                                 --
   Amortization of unearned compensation                                                                 228                    228
   Purchase of treasury shares                                           (3,944)                                             (3,944)
   Dividends declared ($.245 per common
     share)                                                                                                      (1,838)     (1,838)
                                           ----------------------------------------------------------------------------------------
Balances at December 31, 2000                 $  84         $66,488    $ (9,852)     $    --         $   (78)  $ 33,194     $89,836
                                           ========================================================================================

The Notes to Consolidated Financial Statements on pages 22 - 32 are an integral part of these statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Operating results for The Andersons, Inc. business segments are discussed in the Business Review on pages 4 - 11 of this annual report. In addition, Note 13 to the consolidated financial statements displays revenues from external customers, inter-segment sales, other income, interest expense (income), operating income
(loss), identifiable assets, railcar and capital expenditures and depreciation and amortization for each of the Company's business segments. The following discussion focuses on the operating results as shown in the consolidated statements of income.

COMPARISON OF 2000 WITH 1999

Sales and merchandising revenues for 2000 totaled $970.3 million, a decrease of $40.4 million, or 4%, from 1999. Sales in the Agriculture segment were down $32.1 million, or 5%. Grain sales were down $27.8 million, or 6%, due to a 7% volume decrease that was partially offset by a 2% increase in the average price per bushel sold. Fertilizer sales were down $4.2 million, or 3%, due to a 5% increase in volume offset by an 8% decrease in average price per ton sold. Merchandising revenues in the Agriculture segment were up $7.5 million, or 18%, due to basis appreciation of grain inventory and increased income from storing grain and fertilizer for others. Grain bushels on hand at December 31, 2000 were 65 million, a 4% decrease from December 31, 1999. The Company added 0.8 million bushels of covered grain storage space in 2000.

The Processing segment had a sales increase of $22.4 million, or 26%. All of this increase was attributable to increased volume and price per ton sold in the Lawn Fertilizer division. The increased sales in the lawn fertilizer business in 2000 reflect seven months of sales of the U.S. ProTurf(R) product line, which was acquired from The Scotts Company on May 31, 2000. In addition, the Company began producing and warehousing lawn fertilizer at an additional facility, located in Alabama, in the fourth quarter of 1999, which contributed to the sales increase. The Company also purchased its venture partner's interest in a Pennsylvania lawn fertilizer manufacturing facility in late 2000. The corncob-based businesses experienced a 6% reduction in volume, partially offset by a 4% increase in the average price per ton sold.

The Rail segment had a sales decrease of $31.9 million, or 53%. Total revenues in the railcar repair and fabrication shops were down $0.4 million. Railcar sales and financings completed during 2000 were down $36.2 million, or 91%, but lease fleet income was up $4.7 million, or 29%. This fleet income growth was due to an increased number of railcars and locomotives controlled and in service as compared to 1999. Railcars controlled at December 31, 2000 numbered about 4,800, an increase of about 500 cars, or 12%, over that of December 31, 1999. A cyclical downturn in railcar lease values and rental rates, primarily in covered hopper cars, reduced the segment's long-term lease placements and outright sales during 2000.

The Retail segment experienced increased sales of $2.9 million, or 2%, in 2000 when compared to 1999.

On March 31, 2000, the Company completed the sale of its interest in The Andersons - Tireman Auto Centers (Tireman), one of the businesses included in the Other segment in Note 13 to the consolidated financial statements. As a result, sales in the Other segment decreased by $8.7 million in 2000 as compared to 1999.

Gross profit for 2000 totaled $157.0 million, an increase of $7.0 million, or 5%, from 1999. The Agriculture segment had a gross profit increase of $7.7 million, or 11%, due primarily to the increase in merchandising revenues described previously.

Gross profit for the Processing segment increased $5.6 million, or 34%, from the prior year. This increase resulted from a 22% increase in gross profit per ton and a 14% increase in lawn fertilizer volume, again resulting primarily from the purchase of the U.S. ProTurf(R) product line. Gross profit in the corncob-based businesses was down 8%.

Gross profit in the Rail segment decreased $2.6 million, or 24%, from the prior year. This was due to lower railcar sales and a soft lease market for the segment's primary car type - the covered hopper - and was mostly offset by the increased fleet income.

Gross profit in the Retail segment improved by $1.4 million, or 3%, from 1999. This was due primarily to increased sales and a slight increase in gross margin percentage.

Gross profit in the Other segment declined by $5.1 million in 2000 over 1999 due to the Company's sale of its interest in Tireman in March 2000.

The Company recorded two nonrecurring gains in 2000. A tank collapse at its Webberville, Michigan wholesale fertilizer facility resulted in a gain of $2.1 million from an insurance settlement for the replacement of the fixed assets. In addition, the Company's sale of its 52.5% interest in Tireman resulted in a gain of $1.0 million.

Operating, administrative and general expenses for 2000 totaled $137.8 million, a $5.2 million, or 4%, increase from 1999. The increase primarily reflects increased labor and benefits expenses for added employees and start-up costs related to new production capacity in the Processing segment. Full-time employees increased 4% from the prior year, with the majority of the increase due to acquisitions and added capacity in the Processing segment.

Interest expense for 2000 was $11.8 million, a $2.3 million, or 24%, increase from 1999. Average daily short-term borrowings increased 11% from 1999 while the average short-term interest rate increased from 5.70% in 1999 to 6.95% in 2000.

Income before income taxes of $14.4 million increased $2.4 million, or 20%, from the 1999 pretax income of $12.0 million. Income tax expense was $4.3 million, a $0.7 million, or 20%, increase from 1999. The effective tax rate decreased slightly from the 1999 rate of 29.9% to 29.8% in 2000.

As a result of the above, net income for 2000 increased $1.7 million, or 20%, from the $8.4 million in 1999 to $10.1 million in 2000. Basic earnings per share increased $0.29 from 1999 and diluted earnings per share increased $0.31 from 1999.

COMPARISON OF 1999 WITH 1998

Sales and merchandising revenues for 1999 totaled $1,010.7 million, a decrease of $131.7 million, or 12%, from 1998. Sales in the Agriculture segment were down $161.6 million, or 20%. Grain sales were down $164.7 million, or 26%, due to an 11% volume decrease and a 17% decrease in the average price per bushel sold. This significant decrease was caused by lower market prices and some change in the mix of grain sold by the Company. Fertilizer sales were up $3.0 million, or 2%, due to an 11% increase in volume offset by an 8% decrease in average price per ton sold. In addition, merchandising revenues were up $5.9 million, or 19%, due to basis appreciation of grain inventory and increases in income from storing grain and fertilizer for others and fees for custom fertilizer application, offset in part by a reduction in income from drying and mixing grain. Grain bushels on hand at December 31, 1999 were 68 million, a 15% increase from December 31, 1998. Total acres on which custom fertilizer application was performed increased 44% from 1998. In addition, the 1999 results include a full year of operations from two grain elevators, a wholesale fertilizer distribution facility and four farm centers that were opened or acquired in the first half of 1998. Two additional wholesale distribution facilities and a farm center were opened or acquired in the first half of 1999.

The Processing segment had a sales increase of $8.5 million, or 11%. The majority of this increase, or $7.9 million, was due to a 13% increase in lawn fertilizer volume. This volume increase more than offset a 1% reduction in the average price per ton sold. The Company began producing and warehousing lawn fertilizer at a third facility (owned by a joint venture and located in Pennsylvania) in mid-1999 and a fourth facility, located in Alabama, in the fourth quarter of 1999. Sales were up $0.6 million, or 7%, in the corncob-based businesses.

The Rail segment had a sales increase of $7.8 million, or 15%. The majority of this increase was generated by railcar and locomotive sales. Revenues from the segment's leasing and service business were flat due to a soft market. This soft market also contributed to reduced revenue and car volume through the segment's railcar repair shop.

The Retail segment experienced a $7.3 million, or 4%, increase in sales with all markets (Toledo, Columbus and Lima, Ohio) up. Sales increases were due to weather-related sales in January 1999, strong demand for lawn and garden, nursery and home improvement merchandise in the second quarter and a strong Christmas season.

Gross profit for 1999 totaled $150.0 million, an increase of $9.7 million, or 7%, from 1998. The Agriculture segment had a gross profit increase of $3.1 million, or 5%, due to the increase in merchandising revenues described above and a 17% increase in volume in the farm centers from the acquisitions described previously.

Gross profit for the Processing segment increased $1.5 million, or 10%, from the prior year. In the lawn fertilizer businesses, the increase was due to increased volume. Gross profit in the corncob-based businesses was flat.

Gross profit in the Rail segment increased $2.3 million, or 27%, from the prior year in spite of softness in the rail repair business.

Gross profit in the Retail segment improved by $2.6 million, or 6%, from 1998. This was due primarily to increased sales and a slight increase in gross margin percentage.

Operating, administrative and general expenses for 1999 totaled $132.7 million, a $9.0 million, or 7%, increase from 1998. Full-time employees increased 3% from the prior year with the majority of the increase due to acquisitions or added capacity in the Processing segment. Expenses required to operate new facilities accounted for the predominant portion of the increased expense.

Interest expense for 1999 was $9.5 million, a $0.6 million, or 6%, increase from 1998. Average daily short-term borrowings increased 42% from 1998 while the average short-term interest rate decreased from 5.92% in 1998 to 5.70% in 1999.

Income before income taxes of $12.0 million decreased $1.0 million, or 8%, from the 1998 pretax income of $13.0 million. Income tax expense was $3.6 million, a $0.3 million, or 10%, increase from 1998. The effective tax rate increased from the 1998 rate of 25.0% to the 1999 rate of 29.9%. The lower 1998 rate of 25.0% was due to refinements in the method used to calculate the benefit from the Company's captive foreign sales corporation.

Net income for 1999 decreased $1.4 million, or 14%, from the $9.8 million in 1998. Basic earnings per share decreased $0.16 from 1998 and diluted earnings per share decreased $0.17 from 1998.

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations (before changes in operating assets and liabilities) provided cash of $23.2 million in 2000, an increase of $3.3 million from 1999. Net working capital at December 31, 2000 was $55.3 million, a decrease of $12.7 million, or 19%, from December 31, 1999.

The Company has significant short-term lines of credit available to finance working capital, primarily inventories and accounts receivable. Lines of credit available on December 31, 2000 were $175.0 million. The Company had drawn $71.3 million on its short-term lines of credit at December 31, 2000. The Company's peak short-term borrowing occurred on March 23, 2000 and amounted to $113.8 million. Typically, the Company's highest borrowing occurs in the spring due to seasonal inventory requirements in the fertilizer and retail businesses, credit sales of fertilizer and a customary reduction in grain payables due to cash needs and market strategies of grain customers.

The Company utilizes interest rate contracts to manage a portion of its interest rate risk on both its short- and long-term debt and lease commitments. At December 31, 2000, the Company owned a long-term interest rate swap with a current notional amount of $5.0 million that converts variable-rate debt to fixed-rate debt. The Company also owned short- and long-term interest rate caps with initial notional amounts of $71.9 million at December 31, 2000.

The Financial Accounting Standards Board has issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"), which is effective for fiscal years beginning after June 15, 2000. The Company has reviewed the requirements of this Statement, as amended, and will complete its adoption of the new requirements as of January 1, 2001. In accordance with Statement No. 133, the transition adjustment will result in cumulative effect adjustments of $0.3 million and $1.2 million to net income and accumulated other comprehensive income, respectively, as of January 1, 2001.

Cash dividends of $1.8 million ($0.24 per common share) were paid in 2000. The Company made income tax payments of $3.3 million in 2000. The Company purchased 477 thousand of its common shares on the open market at an average price of $8.27 per share. The Company issued approximately 62 thousand shares to employees, directors and former employees under stock compensation plans. The Company also issued 69 thousand common shares to complete its 1998 acquisition of Crop and Soil Service, Inc.

During 2000, the Company acquired property, plant and equipment and software aggregating $16.2 million. Included in these assets are $4.6 million for the replacement or addition of wholesale fertilizer and grain storage assets, $2.8 million for additional facilities and equipment in the Processing segment, and $1.2 million for information systems investments. The remaining $7.6 million was spent on numerous assets and projects; no single project had a cost of more than $0.3 million. The Company also acquired railcar assets with a value of $16.2 million.

The Company also acquired certain intangible assets (e.g. goodwill, customer list, trade names) at a cost of $4.8 million in conjunction with the U.S. ProTurf(R) acquisition in 2000. To accomplish this, it paid $0.9 million in cash and incurred additional long-term debt of $3.9 million.

Approximately $16.9 million is budgeted for capital spending in 2001 and includes $3.5 million in additional grain and wholesale fertilizer storage and improvements, $1.9 million in lawn fertilizer production equipment, $1.0 million in information systems investments and $1.0 million in retail store refurbishments. The remaining amount will be spent on numerous assets and projects; no single such project is expected to cost more than $0.3 million. In addition, the Company anticipates spending $0.8 million to acquire railcars. The Company plans to fund these expenditures with cash generated from operations or additional debt.

Certain of the Company's long-term debt obligations are secured by first mortgages on various facilities or are collateralized by railcar assets. In addition, some of the long-term borrowings include provisions that impose minimum levels of working capital and equity, impose limitations on additional debt and require that grain inventory positions be substantially hedged. The Company was in compliance with all of these provisions at December 31, 2000 and 1999.

The Company's liquidity is enhanced by the fact that grain inventories are readily marketable and due to the lines of credit that it has available. In the opinion of management, the Company's liquidity is adequate to meet short-term and long-term needs.

MARKET RISK-SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company's market risk-sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices and interest rates as discussed below.

COMMODITY PRICES
The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company follows a policy of hedging its inventories and related purchase and sale contracts. The instruments used are readily marketable exchange-traded futures contracts that are designated as hedges. The market value of exchange-traded futures used for hedging has a high but not perfect correlation to the underlying market value of grain inventories and related purchase and sale contracts. The less correlated portion of inventory and purchase and sale contract market value (known as basis) is much less volatile than that of exchange-traded futures and tends to follow historical patterns. The Company manages this less volatile risk using its daily grain position report to constantly monitor its position relative to the price changes in the market. To a lesser degree, the Company uses exchange-traded option contracts, also designated as hedges. The changes in market value of such contracts have a high correlation to price changes of the hedged commodity. The Company's accounting policy for these hedges, as well as the underlying inventory positions and purchase and sale contracts is to mark them to the market price daily and include gains and losses in the statement of income in sales and merchandising revenues.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its commodity position (exclusive of basis risk). The Company's daily net commodity position consists of inventories, related purchase and sale contracts and exchange-traded contracts. The fair value of the position is a summation of the fair values calculated for each commodity by valuing each net position at quoted futures market prices. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in such prices. The result of this analysis, which may differ from actual results, is as follows:

                                                  DECEMBER 31
              (in thousands)                2000              1999
                                     ------------------ ----------------
Net long (short) position                    $26             $(153)
Market risk                                    3                15

INTEREST RATES
The fair value of the Company's long-term debt is estimated using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. In addition, the Company has off-balance sheet interest rate contracts established as hedges. The fair value of these contracts is estimated based on quoted market termination values. Market risk, which is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates, is summarized below:

                                                                                 DECEMBER 31

                          (in thousands)                                       2000              1999
                                                                        ------------------ ----------------
Fair value of long-term debt and interest rate contracts                      $88,414          $77,964
Fair value less than carrying value                                             1,294              322

Market risk                                                                       594              595

FORWARD LOOKING STATEMENTS

The preceding Letter to Shareholders, Business Review and Management's Discussion and Analysis contain various "forward-looking statements" which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "will" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following factors could cause actual results to differ materially from historical results or those anticipated: weather; supply and demand of commodities including grains, fertilizer and other basic raw materials; market prices for grains and the potential for increased margin requirements; competition; economic conditions; risks associated with acquisitions; interest rates; and income taxes.

                               The Andersons, Inc.

                   Notes to Consolidated Financial Statements

                                December 31, 2000

1. BASIS OF FINANCIAL PRESENTATION / ACQUISITIONS

These consolidated financial statements include the accounts of The Andersons, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

On July 1, 1998, the Company issued 193 thousand of its common shares to effect an acquisition of a farm center operation. The acquisition was accounted for as a purchase, and the results of operations have been included in the consolidated statements of income from July 1, 1998. The acquisition was completed with the issuance of 69 thousand additional shares on May 15, 2000.

On May 31, 2000, the Company acquired inventory and intangible assets of the U.S. ProTurf(R) division of The Scotts Company. The acquisition was accounted for as a purchase, and the results of operations have been included in the consolidated statements of income from June 1, 2000. This transaction was completed through a combination of cash paid and liabilities assumed with a total purchase price of approximately $19.8 million. Of this amount, $15.0 million was allocated to inventory and the remainder to goodwill and other intangible assets. Goodwill is being amortized on a straight-line basis over 12 years and the intangible assets over five years. The purchase agreement provides for additional payments to the seller through 2005 if the sales volume of the acquired business exceeds certain targets. These payments, if any, will be accounted for as additional purchase price. If the acquisition had taken place on January 1, 1999, pro forma revenues (unaudited) would have been $993.0 million and $1,078.3 million for the years ended December 31, 2000 and 1999, respectively. The business has been integrated into the Company's Processing segment and is expected to result in significantly different cost and expense structures. Therefore, pro forma operating income, net earnings and earnings per common share are not presented as they are not meaningful.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES AND ASSUMPTIONS

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

INVENTORIES AND INVENTORY COMMITMENTS

Grain inventories in the Company's balance sheet are hedged to the extent practical and are valued on the basis of prevailing market prices. Such inventories are adjusted for the amount of gain or loss (also based on prevailing market prices) on open commodity contracts. These contracts require performance in future periods. Contracts to purchase grain from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of grain to processors or other consumers generally do not extend beyond one year. The terms of contracts for the purchase and sale of grain are consistent with industry standards.

All other inventories are stated at the lower of cost or market. Cost is determined by the average cost method.

COMMODITY AND INTEREST RATE CONTRACTS

For the purpose of hedging its market price risk exposure on grain owned and related forward grain purchase and sale contracts, the Company holds regulated commodity contracts in the form of futures and options contracts for corn, soybeans and wheat. The Company accounts for all commodity contracts using a daily mark-to-the-market method, the same method it uses to value grain inventory and forward purchase and sale contracts. Company policy limits the Company's unhedged grain position.

Gains and losses in the value of commodity contracts (whether due to changes in commodity prices or due to sale, maturity or extinguishment of the commodity contract), grain inventories and related forward grain contracts are included in sales and merchandising revenues in the statements of income.

The Company also periodically enters into interest rate contracts to manage interest rate risk on borrowing or financing activities. Income or expense associated with interest rate swap contracts is recognized on the accrual basis over the term of the agreement as a component of interest expense. The Company expenses the cost of short-term interest rate caps at the date of purchase and long-term interest rate caps over their term. Gains or losses upon settlement of Treasury rate locks that hedge the interest component of firm commitment lease transactions are recognized over the term of the ensuing lease transaction. The balance of deferred losses on settled Treasury rate locks totaled $1.6 million, $1.4 million and $1.7 million at December 31, 2000, 1999 and 1998, respectively. All interest rate contracts are entered into for hedging purposes. The fair value of interest rate contracts is not recognized in the balance sheet.

RAILCARS AVAILABLE FOR SALE

The Company's Rail segment purchases, leases, markets and manages railcars for third parties and for internal use. Railcars to which the Company holds title are shown on the balance sheet in one of two categories - Railcars available for sale or Railcar assets leased to others. Railcars that have been acquired but have not been placed in service are classified as current assets. Railcars that are leased to others, both on short- and long-term leases, are classified as long-term assets and are depreciated. Prior year balance sheets, statements of cash flows and segment capital expenditures have been reclassified to conform with the current year presentation.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Repairs and maintenance are charged to expense as incurred. Depreciation is provided over the estimated economic useful lives of the individual assets, principally by the straight-line method. Estimated useful lives are generally as follows: land improvements and leasehold improvements - 10 to 16 years; buildings and storage facilities - 20 to 30 years; machinery and equipment - 3 to 20 years; and software - 3 to 10 years. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts, with any gain or loss realized upon sale or disposal credited or charged to operations.

INTANGIBLE ASSETS

Intangible assets, primarily purchased intangible assets and goodwill resulting from business acquisitions, are amortized over the estimated period of benefit (ranging from 5 to 12 years) by the straight-line method. Intangible assets of $5.1 million and $1.3 million at December 31, 2000 and 1999, respectively, are included in notes receivable and other assets in the balance sheet. Accumulated amortization at December 31, 2000 and 1999 was $0.8 million and $0.3 million, respectively.

INTERNAL USE SOFTWARE

Certain costs incurred in the development of internal use software are capitalized in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Internal use software is included in property, plant and equipment and amortized over its estimated useful life (3 to 10 years).

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the future net cash flows the Company expects to generate with the asset. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets.

ACCOUNTS PAYABLE FOR GRAIN

The liability for grain purchases on which price has not been established (delayed price) has been computed on the basis of market prices at the end of the year, adjusted for the applicable premium or discount.

DEFERRED INCOME

Certain of the Company's agriculture facilities are subject to a long-term (five-year) marketing agreement with a third party that provides for a base-level income guarantee and equal sharing of income earned over the base level. The marketing agreement includes a look-back provision that places at risk any income in excess of the base level for the term of the agreement. The Company recognizes the base-level income guarantee as revenue on a pro rata basis over the remaining life of the agreement. The Company measures its share of the cumulative income over the base-level income guarantee at the end of each contract year and recognizes such income over the remaining life of the agreement.

STOCK-BASED COMPENSATION

The Company has adopted the disclosure-only provisions of Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 encourages, but does not require, companies to adopt a fair value method for determining expense related to stock-based compensation. The Company continues to account for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

REVENUE RECOGNITION

Sales of grain and other products are recognized at the time of shipment. Gross profit on grain sales is recognized when sales are contracted. Revenues from other merchandising activities are recognized as open contracts are mark-to-the-market or as services are provided. Sales returns and allowances are provided for at the time sales are recorded. Shipping and handling costs are included in the cost of goods sold.

INCOME TAXES

Income tax expense for each period includes taxes currently payable plus the change in deferred income tax assets and liabilities. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws expected to be in effect when the differences are expected to reverse.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense of $2.8 million in 2000 and $2.9 million in each of 1999 and 1998 is included in operating, administrative and general expenses.

EARNINGS PER SHARE

Basic earnings per share is equal to net income divided by the weighted average shares outstanding. Diluted earnings per share is equal to basic earnings per share plus the incremental per share effect of dilutive options and restricted shares.

                                                                          YEAR ENDED DECEMBER 31

                                                              -------------- ---------------- ---------------
                       (in thousands)                             2000            1999             1998
                                                              -------------- ---------------- ---------------

Net income                                                        $10,078         $8,379           $9,752
                                                              ============== ================ ===============

Weighted average shares outstanding - basic                         7,507          7,996            8,059
Restricted shares and shares contingently issuable upon
    exercise of options                                                18            102               59
                                                              -------------- ---------------- ---------------
Weighted average shares outstanding - diluted                       7,525          8,098            8,118
                                                              ============== ================ ===============


Dilutive earnings per common share excludes the impact of 634 thousand, 178 thousand and 38 thousand employee stock options for 2000, 1999 and 1998, respectively, as such options were antidilutive.

NEW ACCOUNTING STANDARDS

The FASB issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities"), which is effective for fiscal years beginning after June 15, 2000. The Company has reviewed the requirements of this statement, as amended, and will complete its adoption of the new requirements as of January 1, 2001.

In accordance with Statement No. 133, the transition adjustment will result in cumulative effect adjustments of $0.3 million and $1.2 million to net income and accumulated other comprehensive income, respectively, as of January 1, 2001.

RECLASSIFICATIONS

Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform to the 2000 presentation. These reclassifications had no effect on net income or shareholders' equity as previously presented. New guidance requires the Company to present certain grain sales on a gross basis; previously, the net margin on such sales had been presented in sales. In addition, revenues and cost of sales were reclassified to comply with new Emerging Issues Task Force guidance. Under this guidance, amounts billed to customers for shipping and handling are presented as sales, and the related costs as cost of sales. Previously, the Company included the net margin on shipping and handling in cost of sales. The results of these reclassifications are summarized below:

                                                                            YEAR ENDED DECEMBER 31
                                                                  -------------- -------------- -------------
                         (in thousands)                               2000           1999           1998
Increase in sales and cost of sales for grain transactions            $32,851        $33,342        $41,151
Increase in sales and cost of sales for shipping costs                  3,920          2,595          2,503
                                                                  -------------- -------------- -------------
   Total increase in sales and cost of sales                          $36,771        $35,937        $43,654
                                                                  ============== ============== =============

In addition, the Company reclassified to cost of sales certain manufacturing and distribution costs that were previously presented in operating, administrative and general expenses. This change in presentation resulted in a reclassification of $22.5 million, $19.3 million and $21.0 million in 2000, 1999 and 1998, respectively.

3. INVENTORIES

Major classes of inventories are as follows:

                                                                             DECEMBER 31

                                                                --------------------------------------
                           (in thousands)                               2000               1999

     Grain                                                           $  111,887            $  83,796
     Agricultural fertilizer and supplies                                26,322               17,766
     Lawn and garden fertilizer and corncob products                     39,810               28,386
     Railcar repair parts                                                 1,273                  844
     Retail merchandise                                                  29,866               28,418
     Other                                                                  548                2,592
                                                                --------------------------------------
                                                                      $ 209,706            $ 161,802
                                                                ======================================

4. PROPERTY, PLANT AND EQUIPMENT AND RAILCAR ASSETS LEASED TO OTHERS

The components of property, plant and equipment and railcar assets leased to others are as follows:

                                                                              DECEMBER 31
                                                                ----------------------------------------
                           (in thousands)                               2000                1999
                                                                ----------------------------------------
     Land                                                             $  11,899            $  12,237
     Land improvements and leasehold improvements                        27,702               27,266
     Buildings and storage facilities                                    93,620               91,374
     Machinery and equipment                                            118,724              113,763
     Software                                                             3,850                3,555
     Construction in progress                                             1,878                5,250
                                                                ----------------------------------------
                                                                        257,673              253,445
     Less accumulated depreciation and amortization                     159,602              157,900
                                                                ----------------------------------------
                                                                      $  98,071             $ 95,545
                                                                ========================================

     Railcar assets leased to others                                  $  25,083            $   8,754
     Less accumulated depreciation                                        2,802                1,642
                                                                ----------------------------------------
                                                                      $  22,281            $   7,112
                                                                ========================================

5. NONRECURRING GAINS

During 1999, a liquid fertilizer tank and adjoining assets at the Company's Webberville, Michigan facility were destroyed when the tank collapsed. This facility was insured for replacement value and the Company received funds to replace the assets. During 2000, the Company completed the settlement of its insurance claim for the accident. The resultant gain of $2.1 million represents the insurance proceeds in excess of the net book value of the destroyed assets.

In March 2000, the Company sold its interest in The Andersons - Tireman Auto Centers, a joint venture in which it owned a 52.5% interest. The gain of $1.0 million represents proceeds received in excess of the Company's equity investment. This business was previously consolidated in the Company's financial statements and reported in the Other segment in the Company's segment data. As a result of the sale, the Company no longer presents minority interest in its financial statements.

6. BANKING AND CREDIT ARRANGEMENTS

The Company has available lines of credit for unsecured short-term debt with banks aggregating $175.0 million. Borrowings under these facilities totaled $71.3 million at December 31, 2000. The Company had available borrowing capacity under the facilities of $103.7 million at that date. The credit arrangements, the amounts of which are adjusted from time to time to meet the Company's needs, do not have termination dates but are reviewed at least annually for renewal. The terms of certain of the lines of credit provide for annual commitment fees. The following information relates to borrowings under short-term lines of credit:

                                                                YEAR ENDED DECEMBER 31
                                                   ---------------------------------------------------
              (dollars in thousands)                       2000             1999             1998
Maximum amount borrowed                                  $113,800        $110,500           $94,100
Average daily amount borrowed                              89,798          81,042            57,134

Weighted average interest rate                              6.95%            5.70%            5.92%

7. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                 DECEMBER 31
                                                                       ----------------------------------
              (dollars in thousands, except percentages)                    2000             1999
                                                                       ----------------------------------

  Note payable under revolving line of credit                                 $15,000          $25,000
  Note payable, 7.98%, payable $317 quarterly; remainder due 2008
                                                                               18,683           10,120
  Notes payable, variable rate (7.62% at December 31, 2000), payable
     $336 quarterly; remainder due 2002                                         5,046            6,391
  Note payable, variable rate (7.74% at December 31, 2000),
     payable $780 first and second quarters and $315 third and fourth
     quarters, due 2005                                                         9,940             ----
  Industrial development revenue bonds:
     Variable rate (5.04% at December 31, 2000), due 2019                       4,650            4,650
     Variable rate (6.37% at December 31, 2000), payable $882
       annually through 2004                                                    2,826            3,707
     Variable rate (5.20% at December 31, 2000), due 2025                       3,100            3,100
  Liabilities related to acquisition, discounted at 8.25%, due in
     variable installments through 2005                                         3,508             ----
  Debenture bonds, 6.30% to 8.75%, due 2001 through 2010                       25,863           25,012
  Other notes payable and bonds                                                   669              306
                                                                       ----------------------------------
                                                                               89,285           78,286
  Less current maturities                                                       9,126            4,159
                                                                       ----------------------------------
                                                                              $80,159          $74,127
                                                                       ==================================

The Company has an unsecured $15.0 million revolving line of credit with a bank that bears interest based on LIBOR (effective rate of 8.10% at December 31, 2000). The revolving line of credit expires on July 1, 2002.

The notes payable due 2002 and 2008 and the industrial development revenue bonds are collateralized by first mortgages on certain facilities and related equipment with a book value of $37.4 million. The note payable due 2005 is collateralized by railcars with a book value of $9.0 million.

The various underlying loan agreements, including the Company's revolving line of credit, include certain provisions that require the Company to, among other things:

     - maintain minimum working capital of $32.0 million and net equity (as defined) of $43.0 million;
     -    limit the addition of new long-term debt;
     -    limit its unhedged grain position to 2.0 million bushels; and
     -    restrict the amount of dividends paid.

The Company was in compliance with these covenants at December 31, 2000 and 1999.

The aggregate annual maturities of long-term debt, including sinking fund requirements, are as follows: 2001--$9.1 million; 2002--$27.1 million; 2003--$9.6 million; 2004--$5.4 million; 2005--$9.6 million; and $28.5 million thereafter.

Interest paid (including interest on short-term lines of credit) amounted to $11.5 million in 2000 and $9.0 million in each of 1999 and 1998.

The Company has entered into interest rate contracts to manage interest rate risk on short-term borrowings. The contracts convert variable interest rates to short-term fixed rates, consistent with projected borrowing needs. At December 31, 2000, the Company has four short-term interest rate cap agreements with a total notional amount of $40.0 million ($10.0 million each) to hedge short-term borrowing costs. These agreements provide interest rate caps of between 6.50% and 7.00% and expire at various times during 2001.

The Company entered into a long-term interest rate swap in December 1996 to convert its variable rate note payable due in 2002 to a fixed rate of 6.84%. This swap expires in October 2002. The notional amount of this swap equals the outstanding balance of the long-term note and amortizes in the same manner as the note principal.

The Company entered into a long-term interest rate cap in December 1999 with an initial notional amount of $19.4 million to hedge the interest rate component of a lease. The cap expires in November 2003. The Company also entered into a long-term interest rate cap in June 2000 with an initial notional amount of $12.5 million to hedge the interest rate component of a new long-term note payable. The cap expires in June 2005. The notional amounts on these caps amortize monthly to approximate the reduction in the underlying long-term obligations. The effect of long-term and short-term interest rate contracts on interest expense is not significant.

8. INCOME TAXES

Income tax expense (credit) consists of the following:

                                                                           YEAR ENDED DECEMBER 31
                                                                  ------------ -------------- -------------
                               (in thousands)                          2000         1999           1998
             Current:
                Federal                                               $2,219       $2,766         $4,919
                State and local                                         (175)         (40)            31
                                                                  ------------ -------------- -------------
                                                                       2,044        2,726          4,950
                                                                  ------------ -------------- -------------

             Deferred:
                Federal                                                1,935          718         (1,415)
                State and local                                          307          136           (281)
                                                                  ------------ -------------- -------------
                                                                       2,242          854         (1,696)
                                                                  ------------ -------------- -------------
             Total:
                Federal                                                4,154        3,484          3,504
                State and local                                          132           96           (250)
                                                                  ------------ -------------- -------------
                                                                      $4,286       $3,580         $3,254
                                                                  ============ ============== =============

A reconciliation from the statutory U.S. federal tax rate to the effective tax rate is as follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                   ------------- ------------- -------------
                                                                       2000          1999          1998
Statutory U.S. federal tax rate                                        35.0%         35.0%         35.0%
Increase (decrease) in rate resulting from:
  Effect of commissions paid to foreign sales corporation              (5.8)         (5.3)        (10.3)
  State and local income taxes, net of related federal taxes            0.6           0.5           0.4
  Other, net                                                           --            (0.3)         (0.1)
                                                                   ------------- ------------- -------------
Effective tax rate                                                     29.8%         29.9%         25.0%
                                                                   ============= ============= =============

In 1998, the Company refined its method for calculating commissions payable to its foreign sales corporation as provided under current regulations of the Internal Revenue Service. As a result of this refinement, the Company reduced its federal income tax liability for prior years by approximately $0.8 million in 1998 as an increased effect of commissions paid to its foreign sales corporation.

Income taxes paid in 2000, 1999 and 1998 were $3.3 million, $4.3 million, and $4.0 million, respectively.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                          DECEMBER 31
                                                                                  --------------- -------------
                                 (in thousands)                                         2000           1999
Deferred tax liabilities:
  Property, plant and equipment and railcar assets leased to others                   $(12,136)       $(10,629)
  Prepaid employee benefits                                                             (2,727)         (2,279)
  Other                                                                                   (679)           (454)
                                                                                  --------------- -------------
                                                                                       (15,542)        (13,362)
                                                                                  --------------- -------------
Deferred tax assets:
  Employee benefits                                                                      4,726           3,832
  Deferred income                                                                        1,446           2,086
  Accounts and notes receivable                                                          1,296           1,778
  Inventory                                                                              1,629           1,474
  Investments                                                                              552             660
  Other                                                                                    550             431
                                                                                  --------------- -------------
                                                                                        10,199          10,261
                                                                                  --------------- -------------
Net deferred tax liability                                                            $ (5,343)       $ (3,101)
                                                                                  =============== =============


9. STOCK COMPENSATION PLANS

The Amended and Restated Long-Term Performance Compensation Plan (the LT Plan) authorizes the Board of Directors to grant options and share awards to employees and outside directors for up to 1.4 million of the Company's common shares. Options granted under the LT Plan have a maximum term of 10 years. Options granted to outside directors have a fixed term of five years and vest after one year. Options granted to management personnel under the LT Plan have a five-year term and vest 40% immediately, 30% after one year and the remaining 30% after two years. Options granted under the LT Plan are structured as fixed grants with exercise price equal to the market value of the underlying stock on the date of the grant; accordingly, no compensation expense is recognized for these grants.

The LT Plan also permits awards of restricted stock. The Company issued 19 thousand, 21 thousand and 17 thousand restricted shares during 2000, 1999 and 1998, respectively, of which 29 thousand remain outstanding at December 31, 2000. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Shares issued under the LT Plan are recorded at their fair value on the grant date with a corresponding charge to shareholders' equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to this plan amounted to $228 thousand, $156 thousand and $20 thousand during 2000, 1999 and 1998, respectively.

Certain Company executives and outside directors have elected to receive a portion of their cash compensation in stock options and/or restricted stock issued under the LT Plan. These options and restricted stock vest immediately. The options have a ten-year term. There were 58 thousand options granted in lieu of cash compensation in 1998. There were 4 thousand, 2 thousand and 4 thousand restricted shares issued in lieu of cash compensation in 2000, 1999 and 1998, respectively.

The Company's Employee Share Purchase Plan (the ESP Plan) allows employees to purchase common shares through payroll withholdings. The Company has reserved 300 thousand common shares for issuance to and purchase by employees under this plan. The ESP Plan also contains an option component. The share purchase price is the lower of the market price at the beginning or end of the year. Employees purchased 39 thousand, 36 thousand and 47 thousand shares under the ESP Plan in 2000, 1999 and 1998, respectively. The Company records a liability for withholdings not yet applied towards the purchase of common stock. No compensation expense is recognized for stock purchases or options under the ESP Plan.

Pro forma information regarding net income and earnings per share required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," is determined as if the Company accounted for its employee stock options granted under the fair value method. The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions by year.

                                                                  2000             1999              1998
        LONG TERM PERFORMANCE COMPENSATION PLAN

Risk free interest rate                                           6.36%           4.58%              5.61%
Dividend yield                                                    2.91%           1.73%              1.79%
Volatility  factor of the  expected  market price of the
   Company's common shares                                         .276            .313               .266
Expected life for the options (in years)                          5.00            5.00               6.43

EMPLOYEE SHARE PURCHASE PLAN

Risk free interest rate                                           5.98%           4.58%              5.46%
Dividend yield                                                    2.91%           1.73%              1.80%
Volatility  factor of the  expected  market price of the
   Company's common shares                                         .276            .313               .266
Expected life for the options (in years)                          1.00            1.00               1.00

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(in  thousands,  except  for per  common  share
information)                                          2000               1999               1998
                                                 ---------------- ------------------- -----------------
Pro forma net income                                  $9,715            $7,936             $9,348
Pro forma earnings per common share:
    Basic                                              $1.29             $0.99              $1.16
    Diluted                                            $1.29             $0.98              $1.15

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                           LONG TERM PERFORMANCE COMPENSATION PLAN
                                          ------------------------ ------------------------- ------------------------
      (common shares in thousands)                 2000                      1999                     1998
                                                       WEIGHTED                 WEIGHTED                  WEIGHTED
                                                       AVERAGE                   AVERAGE                  AVERAGE
                                                       EXERCISE                 EXERCISE                  EXERCISE
                                           SHARES       PRICE       SHARES        PRICE       SHARES       PRICE
                                          ---------- ------------- ---------- -------------- ---------- -------------
Outstanding at beginning of year              671         $9.60        499         $ 8.89         305       $8.85
Granted / subscribed                          229          8.25        183          11.56         202        8.93
Exercised                                      --            --         (6)          9.00          (3)       8.76
Expired/forfeited                             (38)         9.59         (5)         11.30          (5)       8.63
                                          ----------               ----------                ----------
Outstanding at end of year                    862         $9.24        671         $ 9.60         499       $8.89
                                          ==========               ==========                ==========

                                                                 2000              1999             1998
Weighted average fair value of options granted during
   year                                                          $2.18            $3.44            $2.80
                                                           ================ ================= ===============

Options exercisable at end of year                                 687              519              375
                                                           ================ ================= ===============
Weighted average exercise price of options exercisable
   at end of year                                                $9.27            $9.23            $8.86
                                                           ================ ================= ===============

Options available for grant at December 31, 2000                  471
Price range of options at December 31, 2000                 $8.25 TO $12.38
Weighted average remaining contractual life                       2.95


10. LEASES AND RELATED COMMITMENTS

The Company leases certain equipment and real property under operating leases, including railcars, which may be subsequently subleased to customers. Many of the Company's leasing arrangements provide for renewals and purchase options, including a majority of the railcar leases. Rental expense and rental income under operating leases was as follows:

                                                                 YEAR ENDED DECEMBER 31
                                                  -----------------------------------------------------
                 (in thousands)                         2000               1999              1998
Rental expense - railcars                              $  4,788          $  5,405            $ 8,883
Rental expense - other                                    6,081             5,558              4,522
                                                  -----------------------------------------------------
Total rental expense                                   $ 10,869          $ 10,963            $13,405
                                                  =====================================================

Rental income - railcars                               $  8,329          $  8,639            $10,552
Rental income - other                                       889               701                756
                                                  -----------------------------------------------------
Total rental income                                    $  9,218          $  9,340            $11,308
                                                  =====================================================

Future minimum rentals for all noncancelable operating leases, for which the Company is liable, and future rental income from noncancelable subleases are as follows:

             (in thousands)               Future Minimum Rentals           Future Rental
                                                                               Income
                                         ---------------------------------------------------------
Year ended December 31
2001                                                 $11,190                    $8,280
2002                                                  10,316                     7,832
2003                                                   9,762                     7,029
2004                                                   6,601                     4,624
2005                                                   4,201                     2,436
Future years                                           8,464                     8,050
                                         ---------------------------------------------------------
                                                     $50,534                   $38,251
                                         =========================================================


11. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The Company's expense for its defined contribution plans amounted to $1.4 million, $1.3 million and $1.1 million in 2000, 1999 and 1998, respectively. The Company also provides certain health insurance benefits to employees including retirees. The Company elected to recognize the accrued benefits earned by employees prospectively as of January 1, 1993 (transition obligation), which means this cost will be recognized as a component of the net periodic postretirement benefit cost over a period of approximately 20 years.

Following are the details of the liability and funding status of the pension and postretirement benefit plans:

                                                                                     POSTRETIREMENT BENEFITS
                   (in thousands)                           PENSION BENEFITS
                                                      --------------- -------------- ------------ ------------
                                                           2000           1999          2000         1999
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                   $21,376         $21,030         $9,390       $8,585
Service cost                                                2,062           1,996            434          343
Interest cost                                               1,625           1,359            766          604
Actuarial (gains)/losses                                    1,232            (457)         1,232          426
Plan amendment                                                 --              --            185           --
Participant contributions                                      --              --             44           17
Benefits paid                                              (1,144)         (2,552)          (679)        (585)
                                                      --------------- -------------- ------------ ------------
Benefit obligation at end of year                          25,151          21,376         11,372        9,390
                                                      --------------- -------------- ------------ ------------

Change in plan assets
Fair value of plan assets at beginning of year             26,364          21,782             --           --
Actual return on plan assets                                 (850)          4,592             --           --
Company contributions                                       1,747           2,542            635          568
Participant contributions                                      --              --             44           17
Benefits paid                                              (1,144)         (2,552)          (679)        (585)
                                                      --------------- -------------- ------------ ------------
Fair value of plan assets at end of year                   26,117          26,364             --           --
                                                      --------------- -------------- ------------ ------------

Funded (underfunded) status of plans at
  end of year                                                 966           4,988        (11,372)      (9,390)
Unrecognized net actuarial (gain) loss                      1,762          (2,884)         3,735        2,657
Unrecognized prior service cost                              (142)            169             --           --
Unrecognized net transition obligation                         --              --          1,328        1,439
Additional minimum liability                                   --            (407)            --           --
                                                      --------------- -------------- ------------ ------------
Prepaid (accrued) benefit cost                             $2,586          $1,866       $ (6,309)    $ (5,294)
                                                      =============== ============== ============ ============

Amounts recognized in the consolidated balance sheets at December 31 consist of:

Accrued expenses                                         $ (1,273)       $ (1,021)   $            $         --
                                                                                              --
Pension and postretirement asset (liability)                3,859           2,887         (6,309)      (5,294)
                                                      --------------- -------------- ------------ -------------
Net amount recognized                                    $  2,586        $  1,866       $ (6,309)    $ (5,294)
                                                      =============== ============== ============ =============

In 2000, as part of its purchase of the U.S. ProTurf(R) assets, the Company assumed certain postretirement benefit obligations with regard to a group of employees that were hired. This additional obligation of $185 thousand is shown above as a plan amendment. Included in pension and postretirement benefits are $1.2 million and $0.9 million at December 31, 2000 and 1999, respectively, of deferred compensation for certain employees who, due to Internal Revenue Service guidelines, may not take full advantage of the Company's primary defined contribution plan. Assets funding this plan are recorded at fair value in prepaid expenses.

Amounts applicable to a Company defined benefit plan with accumulated benefit obligations in excess of plan assets are as follows:

                           (in thousands)                                    2000              1999
Projected benefit obligation                                                $1,026            $1,131
                                                                      ================= =================
Accumulated benefit obligation and additional liability                    $   192           $   328
                                                                      ================= =================

Minimum liability (reduction) addition                                      $ (407)          $   163
Intangible asset adjustment                                                    167                28
                                                                      ----------------- -----------------
                                                                              (240)              191
Tax (cost) benefit                                                             (96)               76
                                                                      ----------------- -----------------
Other comprehensive income                                                   $(144)          $   115
                                                                      ================= =================

Following are components of the net periodic benefit cost for each year:

                                                          PENSION BENEFITS              POSTRETIREMENT BENEFITS
                                                   ---------- ---------- ---------- ---------- ---------- ----------
                 (in thousands)                      2000       1999       1998       2000       1999       1998
Service cost                                         $2,062     $1,996     $1,679     $  434     $  343    $  298
Interest cost                                         1,625      1,359      1,169        766        604       613
Expected return on plan assets                       (2,353)    (1,956)    (1,422)        --         --        --
Amortization of prior service cost                       26         26         27         --         --        --
Recognized net actuarial loss                            73         32         35        157        112        31
Amortization of net transition obligation                --         --        (42)       111        111       175
                                                   ---------- ---------- ---------- ---------- ---------- ----------
Benefit cost                                         $1,433     $1,457     $1,446    $ 1,468     $1,170    $1,117
                                                   ========== ========== ========== ========== ========== ==========

                                                             PENSION BENEFITS        POSTRETIREMENT BENEFITS
                                                      --------------- -------------- ------------ -------------
                                                             2000           1999          2000          1999
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31

Discount rate                                                7.5%            7.5%          7.5%         7.5%
Expected return on plan assets                               9.0%            9.0%            --          --
Rate of compensation increases                               4.0%            4.0%            --          --
Health care cost trend rate                                   --              --           5.5%         5.5%

The health care cost trend rate of 5.5% is assumed to remain at that level.

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                        (in thousands)                                      ONE-PERCENTAGE-POINT
                                                                      INCREASE               DECREASE
                                                                ---------------------- ----------------------
Effect on total service and interest cost components in 2000               $   221               $   (196)
Effect on  postretirement  benefit  obligation  as of December
    31, 2000                                                               $ 1,798               $ (1,606)

To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $3.0 million and $2.6 million at December 31, 2000 and 1999, respectively, and are included in prepaid expenses.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the Company's cash equivalents, margin deposits and short- and long-term debt approximate their carrying values since the instruments are close to maturity and/or carry variable interest rates based on market indicies. The Company accounts for investments in affiliates on the equity method. The estimated fair value of these investments could not be obtained without incurring excessive costs as they have no quoted market price.

The Company believes the fair value of its notes receivable, long-term notes payable and debentures, some of which bear fixed rates and terms of five or ten years, approximate their carrying values, based upon interest rates offered by the Company on similar notes receivable and bonds and rates currently available to the Company. The fair value of off-balance sheet interest rate contracts as described in Note 7 is estimated based on quoted market termination values. Fair values of these contracts amount to an asset of $0.1 million and $0.5 million at December 31, 2000 and 1999, respectively. The fair values of these interest rate contracts are substantially offset by unrealized depreciation in the hedged items.

13. BUSINESS SEGMENTS

The Company's operations include four reportable business segments that are distinguished primarily on the basis of products and services offered. The Agriculture segment includes grain merchandising, the operation of terminal grain elevator facilities and the manufacture and distribution of agricultural inputs, primarily fertilizer, to dealers and farmers. The Processing segment includes the production and distribution of lawn care and corncob-based products. The Rail segment (formerly called the Manufacturing segment) includes the leasing, marketing and fleet management of railcars, railcar repair and metal fabrication. The Retail segment includes the operation of six large retail stores and a distribution center. Beginning in 2000, the Retail segment also includes the operations of a lawn and garden equipment sales and service shop previously reported in the Other segment. Prior year amounts were reclassified to reflect this change.

Included in the Other segment are the operations of several smaller businesses and corporate level amounts not attributable to an operating segment. These smaller businesses include the operations of ten auto service centers (a joint venture that was sold in March 2000) and the marketing of the Company's excess real estate.

The segment information below (in thousands) includes the allocation of expenses shared by one or more segments. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses. Inter-segment sales are made at prices comparable to normal, unaffiliated customer sales. Operating income (loss) for each segment is based on net sales and merchandising revenues plus identifiable other income less all identifiable operating expenses, including interest expense for carrying working capital and long-term assets. Capital expenditures include additions to property, plant and equipment, software and intangible assets.

           2000               AGRICULTURE    PROCESSING        RAIL          RETAIL        OTHER       TOTAL
---------------------------- -------------- ------------- ---------------- ------------ ----------- -------------
Revenues from external
   customers                      $648,410      $107,434          $28,139     $183,817      $2,489      $970,289
Inter-segment sales                  5,896         1,280            1,029           --          --         8,205
Other income                         1,204           358              233          611       1,583         3,989
Gain on sale of business
                                        --            --               --           --         992           992
Gain on insurance

   settlement                        2,088            --               --           --          --         2,088
Interest expense (income)
   (a)                               6,186         3,424            1,748        1,706      (1,235)       11,829
Operating income (loss)             14,301        (3,470)           1,003        3,246        (716)       14,364
Identifiable assets                215,927        87,092           41,548       60,178      28,451       433,196
Capital expenditures (b)             9,648         9,276               72        1,484         488        20,968
Railcar expenditures                    --            --           16,245           --         --         16,245
Depreciation and
   amortization                      6,223         2,032            1,417        2,755         692        13,119


           1999               AGRICULTURE    PROCESSING        RAIL          RETAIL        OTHER       TOTAL
---------------------------- -------------- ------------- ---------------- ------------ ----------- -------------
Revenues from external

   customers                      $673,523       $84,990          $60,082     $180,887     $11,196    $1,010,678
Inter-segment sales                  3,867         1,373              969           --          --         6,209
Other income                           761           471              161          435       2,367         4,195
Interest expense (income)
   (a)                               6,036         1,720            1,132        1,712      (1,083)        9,517
Operating income (loss)              6,054           (95)           4,225        2,645        (870)       11,959
Identifiable assets                183,370        58,416           31,653       61,311      42,026       376,776
Capital expenditures                 8,181         6,589              266        2,140       1,008        18,184
Railcar expenditures                    --            --           40,209           --         --         40,209
Depreciation and
   amortization                      5,787         1,285              764        2,433       1,013        11,282

           1998               AGRICULTURE    PROCESSING        RAIL          RETAIL       OTHER           TOTAL
---------------------------- -------------- ------------- ---------------- ------------ ----------- -------------
Revenues from external
   customers                      $829,284       $76,445          $52,324     $173,593     $10,730    $1,142,376
Inter-segment sales                  5,753         1,001            1,073           --          --         7,827
Other income                         1,907           407              871          425       1,802         5,412
Interest expense (income)
   (a)                               6,212         1,231              907        1,976      (1,372)        8,954
Operating income (loss)              6,676         2,810            4,365        1,748      (2,593)       13,006
Identifiable assets                211,777        42,499           25,780       57,975      22,792       360,823
Capital expenditures (b)             9,532         1,353              413        1,989       1,130        14,417
Railcar expenditures                    --            --           37,101           --          --        37,101
Depreciation and
   amortization                      5,224         1,170              454        2,747         980        10,575

(a) The interest expense reported in the Other segment includes net interest income at the corporate level. These amounts result from a rate differential between the interest rate on which interest is allocated to the operating segments and the actual rate at which borrowings are made.

(b) Capital expenditures in both 2000 and 1998 include assets purchased in exchange for common stock and long-term liabilities.

Grain sales for export to foreign markets amounted to approximately $172 million, $146 million and $171 million in 2000, 1999 and 1998, respectively. In 1999, sales of rail equipment totaling $18 million were made to a foreign customer.

Grain sales of $153 million in 2000 and $162 million in each of 1999 and 1998 were made to an unaffiliated customer.

Corporate officers

Dennis J. Addis
President,
Wholesale Fertilizer Division

Christopher J. Anderson
Executive Vice President,
Business Strategy and Development

Daniel T. Anderson
President, Retail Group

Michael J. Anderson
President and Chief Executive Officer

Richard M. Anderson
President,
Processing Group

Richard P. Anderson
Chairman

Joseph C. Christen
Vice President, Human Resource Development

Dale W. Fallat
Vice President, Corporate Services

Philip C. Fox
Vice President, Corporate Planning

Charles E. Gallagher
Vice President, Personnel

Richard R. George
Vice President and Controller

Beverly J. McBride
Vice President, General Counsel and Corporate Secretary

Harold M. Reed
President,
Grain Division

Rasesh H. Shah
President,
Rail Group

Gary L. Smith
Vice President, Finance and Treasurer

BOARD OF DIRECTORS

Donald E. Anderson (3)
Director of Science, retired
The Andersons, Inc.

Michael J. Anderson (3)
President and Chief Executive Officer
The Andersons, Inc.

Richard M. Anderson (3)
President,
Processing Group
The Andersons, Inc.

Richard P. Anderson (3)
Chairman
The Andersons, Inc.

Thomas H. Anderson (3)
Chairman Emeritus
The Andersons, Inc.

John F. Barrett (2),(3)
President and Chief Executive officer
The Western and Southern Life Insurance Co.

Paul M. Kraus (3)
Attorney
Marshall and Melhorn

Donald L. Mennel (1),(3)
President and Treasurer
The Mennel Milling Company

David L. Nichols (1),(3)
President and Chief Operating Officer,
Rich's/Lazarus/Goldsmith's Division
Federated Department Stores, Inc.

Dr. Sidney A. Ribeau (1),(3)
President
Bowling Green State University

Charles A. Sullivan (1),(2),(3)
Chairman and Chief Executive Officer
Interstate Bakeries Corp.

Jacqueline F. Woods (2),(3)
Retired President
Ameritech Ohio

(1)      Audit Committee
(2)      Compensation Committee
(3)      Nominating Committee

Independent Accountants
PricewaterhouseCoopers LLP
Toledo, Ohio

Nasdaq Symbol
The Andersons, Inc. common shares are traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol ANDE

Shareholders
As of March 1, 2001 there were 7,403,879 shares of common stock outstanding: 871 shareholders of record and approximately 2,000 shareholders for whom securities firms acted as nominees.

Investor Information

Corporate Offices
The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537
419-893-5050
www.andersonsinc.com

Transfer Agent & Registrar
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
312-588-4991

Form 10-K
The Andersons' 2000 Form 10-K filed in mid-March 2001 with the SEC, is available to stockholders and interested individuals without charge by writing or calling Investor Relations.

Investor Relations
Gary Smith
Vice President, Finance and Treasurer
419-891-6417
gary_smith@andersonsinc.com

Annual Meeting
The annual shareholders' meeting of The Andersons, Inc. will be held at The Andersons' Conference Center, 535 Illinois Avenue, Maumee, Ohio at 7:00 p.m. on April 20, 2001.

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