Form 10-K405, Exhibit 13
period 2001-12-31
ANDERSONS INC
filed 2002-03-20
CIK 821026

                                                                      Exhibit 13

THE ANDERSONS 2001  ANNUAL REPORT

TABLE OF CONTENTS

Financial Highlights                                                     1
Letter to Shareholders                                                   2
Agriculture Group                                                        4
Processing Group                                                         6
Rail Group                                                               8
Retail Group                                                            10
Selected Financial Data                                                 12
Report of Independent Accountants                                       13
Consolidated Financial Statements                                       14
Management's Discussion & Analysis                                      18
Notes to Consolidated Financial Statements                              21
Officers & Directors Data                               Inside Back Cover

CORPORATE PROFILE

The Andersons, Inc. (Nasdaq: ANDE) is a diversified agribusiness and retailing company with annual revenues of approximately $1.0 billion. The company, which began operations in Maumee, Ohio in 1947 with one grain elevator and 500,000 bushels of storage capacity, today has four operating groups: Agriculture, Processing, Rail and Retail. For more in-depth information about the company, please visit our website at www.andersonsinc.com.

2001 ACCOMPLISHMENTS

- Earned $1.21 per diluted share in 2001 vs. $1.08 per diluted share in 2000 (before nonrecurring items and cumulative effect of change in accounting principle)

-    The Andersons' shares earned 19% (total return)

-    Record performance by the Agriculture Group

-    Added progressive grain contracting tools

- Ended 2001 with 65.4 million bushels of grain in storage, second largest in our history

- Began producing liquid roadway and runway de-icers, specialty chemicals, and specialty nutrients

- Ended 2001 in control of 5,432 railcars and 51 locomotives, 13% and 70% higher than 2000, respectively

- Created the new Andersons(TM) Golf Products brand for the professional turf market

- Grew our Retail offerings by adding fresh meat selection at our Maumee Retail Store

- Entered into agreement with FirstEnergy Solutions to better manage our utility expense

- Safety - 2001 was a record year for the number of facilities going accident free

FINANCIAL HIGHLIGHTS

           (in thousands, except for per share data)                   2001                 2000             % CHANGE
                                                                 -----------------    ------------------    ----------------

OPERATIONS

Grain sales & revenues                                                   $480,219             $490,820            (2.2)%
Fertilizer, retail & other sales                                          504,408              470,302              7.3%
                                                                 -----------------    ------------------
TOTAL SALES & REVENUES                                                   $984,627             $961,122              2.4%
                                                                 =================    ==================
Gross profit - grain                                                      $52,029              $46,789             11.2%
Gross profit - fertilizer, retail & other                                 107,316              110,174            (2.6)%
                                                                 -----------------    ------------------
TOTAL GROSS PROFIT                                                       $159,345             $156,963              1.5%
                                                                 =================    ==================
Other income / gains                                                       $3,841               $7,069           (45.7)%
Income before income taxes and cumulative effect of accounting
   change                                                                  11,931               14,364           (16.9)%
Net income                                                                  8,857               10,078           (12.1)%
Effective tax rate                                                           24.2%                29.8%          (18.9)%

PER SHARE DATA

Net income - basic                                                          $1.22                $1.34            (9.0)%
Net income - diluted                                                         1.21                 1.34            (9.7)%
Net income - diluted before nonrecurring items (1)                           1.21                 1.08             12.0%
Dividends paid                                                               0.26                 0.24              8.3%
Year end market value                                                       10.00                 8.63             15.9%

PERFORMANCE

Pretax return on beginning equity                                            13.3%                16.9%
Net income return on beginning equity                                         9.9%                11.9%
Long-term debt to equity ratio (2)                                       1.02-TO-1             0.9-to-1
Weighted average shares outstanding - basic                              7,281,000            7,507,000
Number of employees                                                          3,035                3,112
EBITDA (thousands)                                                         $37,764              $39,312
EBITDA (net of interest to carry grain inventories - thousands)             33,699               34,566

(1)Diluted EPS                                                               $1.21                $1.34
    Cumulative effect of change in accounting principle                       0.03                   --

    Gain on involuntary conversion (net of tax)                              (0.03)               (0.18)
    Gain on sales of business (net of tax)                                      --                (0.08)
                                                                 -----------------    ------------------
    Diluted EPS before non-recurring items                                   $1.21                $1.08
                                                                 =================    ==================


(2)Including pension and postretirement benefits



                          [Pie Chart]                 [Pie Chart]                [Bar Chart]
                              2001                     BEGINNING               OPERATING INCOME
                            REVENUES               ALLOCATED CAPITAL         TOTAL: $11.9 MILLION
                       YEAR: $985 MILLION           (AS OF (1/1/01)
                                              TOTAL:  $186 MILLION

Agriculture                     67.3%                       40.3%                       $19.8
Processing                      11.5%                       21.9%                        (7.7)
Rail                             3.1%                       17.6%                        (0.3)
Retail                          18.1%                       20.2%                         1.8
Other                              --                          --                        (1.7)
                   ----------------------------------------------------------------------------------
                               100.0%                      100.0%                       $11.9
                   ==================================================================================

Shareholders and friends,

In a year that will be remembered for sadness, upheaval, and uncertainty, The Andersons turned in a solid performance for shareholders in 2001, providing a 19% total return. Equity investors were looking for consistent, essential industries as the economy slowed and the grave events of Sept. 11 added more confusion for the equity markets. Basic industries, including agricultural products and services, once again prove to provide an attractive choice for investors in difficult times. In 2001, shareholders liked our position in the food chain. We are committed to increasing shareholder value as well as providing extraordinary service to our customers, helping our employees improve and supporting our communities.

Revenue was $984.6 million compared to $961.1 million for 2000. Net income was $8.9 million compared to $10.1 million in 2000. Earnings per diluted share [EPDS] in 2001 was $1.21 vs. $1.34 in 2000. Income in 2001 included a non-cash charge equal to $0.13 per diluted share to recognize the decline in market value of certain rail assets. Included in the 2000 EPS were: 1) a $0.18 per diluted share gain from an insurance recovery [related to one of our fertilizer facilities], and 2) $0.08 per diluted share from the sale of our interest in a chain of tire and auto centers. On a comparative basis, we are pleased with the quality of earnings from operations, excluding non-recurring gains and accounting changes, in 2001, $1.21 EPDS vs. $1.08 EPDS in 2000.

Operating performance in 2001 produced mixed results. Our core business, the Agriculture Group, achieved a record operating performance. Vigilant attention to inventory positions, margin control and facility utilization were key to a very successful year. Our team added value to the excellent business conditions. Good harvests in our market territory increased demand for grain storage space. Fertilizer demand was strong and our organization performed very well during the heavy spring planting season. Our farm center units made a significant turnaround in 2001. The Retail Group turned in a respectable performance, although not as good as in 2000. Lower railcar lease rates and the slowing economy impacted the Rail Group. The Processing Group was positioned for significant growth in the consumer and professional turf markets which did not materialize. Excess capacity, high nitrogen costs and a significant slowdown in the golf industry all played a part in Processing's unfavorable performance in 2001. For more detail on the 2001 performance, see the business review pages of this report.

We are very excited about our prospects in 2002. The entire team is dedicated to build on our core competencies and capabilities. We have a long history of physical handling, storing, maintaining, formulating, transporting and financial management of bulk materials. This history has provided us with the opportunity to enhance those bulk materials into added value products and services that provide solutions for our customers. Quality and integrity are a must for long-lasting relationships. With 54 years of experience, we know the importance of long-term relationships.

The resurgence of earnings growth in the Agriculture Group in 2000 continued in 2001. The Ag Group is our largest investment and the base on which most of our other businesses were created. We ended 2001 with 65.4 million bushels of grain in storage, the second largest level in our history. The huge inventory puts the Grain Division in an excellent position to generate storage income during the first six months of 2002. Grain inventory supply and demand varies widely from year to year. We believe that demand in the grain markets will force shipments of stored grain early in 2002, and therefore, we do not expect storage income to exceed that of 2001.

The Crop Revenue Profiler(TM) software program continues to help producers make complex decisions about their crop marketing programs. It integrates the potential of crop insurance, government programs and various marketing contracts to help producers achieve a more predictable result, thus reducing the impact of volatile crop prices. Adding value for our producers ultimately enhances our profitability through fee income and better customer relationships.

During 2001 we spent a significant amount of time developing a grain-growth strategy, including value-added opportunities for our customers. We have added progressive grain contracting tools, which should result in a more secure grain volume and increased fee revenue. We continue to seek marketing opportunities outside our historic marketing regions. As we stretch our professional sales and marketing talents to source and sell more grain, we are committed to increase the efficiency of our grain operations through automation.

The Wholesale Fertilizer Division's [WFD] focus on consistent, dependable year-round logistics and supply is capturing market share across all agricultural customer segments. The division continues to look for added capacity adjacent to our market region. In addition, WFD is using its primary agriculture handling and formulating expertise in specialty agricultural and non-agricultural applications. We are now producing liquid roadway and runway de-icers, specialty biological nutrients for wastewater treatment and specialty nutrients for agriculture.

We continue to believe population growth, demand for improved diets and higher standards of living will benefit those invested in the U.S. agriculture system, including The Andersons.

In the Rail Group, we thought railcar prices and lease rates were beginning to stabilize; however, the events of Sept. 11 dampened the market. Rates dropped and customers were less likely to take on long-term leases. Fortunately, demand late in the fourth quarter of 2001 started to improve. We are in the process of repairing 400 cars which should be placed in service with a major customer during the second quarter of 2002. We ended 2001 with 74% of the railcars under management in service. We expect double-digit improvement in our utilization rate in 2002, which would lead to a significant improvement in the Group's income from operations.

Rail had 5,432 railcars under management at the end of 2001, 13% more than in 2000. In addition, we have 51 locomotives, 70% more than a year earlier. New car building is expected to be down in 2002, as is demand for all types of railcars. However, we concentrate on used cars that can be reconfigured to meet customers' needs and to add economic life to the equipment. With lease rates at relatively low levels, our focus is on short-term lease deals, diligent management of inventories, valuation and positions, and stepping up our sales and marketing efforts.

Important components of our Rail business are the repair and maintenance shops. Our long-term quest is to be a total rail solutions provider. The shops have created a number of profitable and exciting rail components which we design, manufacture, install and lease. The repair and maintenance shops performed nicely in 2001 and should make excellent contributions in future years, both in profits and as a complement to our operating lease business.

The Processing Group is getting much of our attention after 2001's very disappointing year. The lawn and professional fertilizer industry suffered one of the worst years in recent history. We continue to work on the integration of our 2000 acquisition of a professional turf business - now Andersons Golf Products(TM). We believe that the industry must consolidate to service customers with maximum efficiency. Manufacturing capabilities and logistics resources need to be rationalized. Our team was slow to recognize and act on the industry dynamics in 2001. We remain intent on leveraging our position if a consolidation scenario develops.

We have reorganized and downsized several functions in the Group to streamline the business. Volume is expected to grow about 7% in 2002, which will reduce our excess capacity. We have priced and contracted for a larger portion of 2002 nitrogen needs to avoid excessive margin volatility. We have increased our selling prices in certain sectors, which will add margin. Expense control, supply chain efficiency (freight and warehousing), and working capital levels are all being scrutinized. We are determined to turn the business around.

Our Retail Group focus is on MORE FOR YOUR HOME(TM) as its primary product and customer service offering. The addition of fresh meats in the Maumee Store has been a huge success. Fresh meats will be added to the Toledo Store in early 2002 and perhaps in other stores later in the year. The offering complements our other food operations like wine, bakery, and fresh fruits and vegetables. We are looking for other retail products that complement and add shopping frequency for our core product line.

Recent market research suggests that we modify our store design to improve customer flow, which potentially can add to the average sale and more prominently feature select merchandise. We plan to test the new design at the Woodville Store in 2002. Inventory efficiency, in-stock performance and improved technologies in our distribution center are on the drawing board for 2002.

We have been in a holding pattern with six stores for some time. We are starting to evaluate our long-term growth potential, testing site selection models and even evaluating a few specific sites. If we determine growth is justified, we will need to determine the right capital structure for the business.

On the Corporate/Administrative front we have been aggressively cutting overhead costs, downsizing in select areas, and intensifying strategic sourcing and procurement efforts to find more efficient and less expensive business practices. These initiatives began early in 2001 and will continue through 2002.

Lower interest rates have allowed us to take more to the bottom line, but more importantly, to lock in additional fixed rate long-term debt at lower rates. The added long-term debt had a positive impact on net working capital, which grew 36% by the end of 2001. This will provide us with more stability in the future. Our balance sheet has grown to over $450 million in total assets. Most of the asset growth is in grain inventories. Contrary to the way most non-commodity businesses operate, high grain inventories are generally a positive indicator for the near future. In our remaining businesses, we are striving to use working capital more efficiently.

Reaching our goals on profitability, working capital management, total shareholder return and long-term strategic planning will demand the best from all of us. We have the talents and resources to meet these challenges. We are committed to leverage the skill sets we have, build on our core competencies, keep our house in order and be prepared to respond to the ever-changing industries and customers we serve.

We expected an improvement in operating income in 2001, after adjusting for the one-time gains reported in 2000, and that was accomplished. However, achieving excellent performance in one sector but a disappointing performance in another sector is not acceptable. We must deal with the volatility to provide long-lasting shareholder value.

We will rely heavily on the talents of more than 3,000 loyal employees. Their creativity and dedication to provide extraordinary products and service to our customers are keys to our success. We are grateful to them, to our customers and suppliers, and to you our shareholders.

Sincerely

/s/Mike                             /s/Dick

Mike Anderson, CEO                  Dick Anderson, Chairman

AGRICULTURE GROUP

The AGRICULTURE GROUP operates grain elevators and fertilizer formulation and distribution facilities in Ohio, Michigan, Indiana and Illinois. Its elevators receive large quantities of grain and oilseeds (primarily corn, soybeans and wheat) from farms and country elevators in the region, store and condition it, then market it via rail or ship to domestic and export processors. Its fertilizer distribution facilities market large volumes of dry and liquid agricultural fertilizers to dealers and company-owned farm centers. The group's farm centers, located in Ohio, Michigan and Indiana, sell fertilizer, crop protection chemicals, seed and field application services to area farms.

In 2001, the group achieved the highest operating income in its 55-year history. While total revenues were relatively unchanged from 2000, operating income increased by 38%, reaching $19.8 million for the year. This increase reflected bottom-line improvement in all three businesses.

2001 was the fifth consecutive year with relatively good growing seasons and crop yields in the eastern corn belt. While U.S. corn production was down slightly this year, total grain stocks in the U.S. remained quite high, so demand for grain storage continued to be strong, and the group once again achieved higher income from its extensive storage space. Increases in grain drying income and bushel sales volume also contributed to gross profit and operating income growth as did the group's specialty oats business and its service businesses, i.e. its Crop Revenue ProfilerTM software, crop insurance marketing programs and licensing agreements.

Operating income growth was also achieved by the group's fertilizer business in 2001, a year when many other participants in the fertilizer industry saw income drop dramatically. Although grain prices remained relatively low, a factor that has dampened fertilizer consumption in the U.S., the group was able to leverage its assets and market position to increase volumes and margins. The group's market share benefited from its strong customer focus, and margins were enhanced as a result of its supply management expertise and growth of new value-added agricultural and non-agricultural products and services.

Excellent progress was similarly achieved by the group's farm centers. Gross profit increased and expenses decreased from consolidation, closure and improved expense management. As a result, this business achieved a modest operating profit for the year.

A sizable portion of the Company's total spending on plant and equipment in 2001 was allocated to the Agriculture Group. In addition to numerous minor and major maintenance projects, significant improvements were made at its Logansport, Indiana facility to accommodate the production of new roadway anti-icer products.

[Bar Charts]

                                               1997     1998     1999     2000     2001
SALES & REVENUES                             $  768   $  829   $  674   $  648   $  663
OPERATING INCOME                                2.3      6.7      6.1     14.3     19.8
UNIT VOLUMES
      Grain Bushel Receipts (Millions)          145      157      158      156      155
      Grain Bushels Shipped (Millions)          118      157      150      156      154
      Wholesale Fertilizer Tons Sold (000)      845      850      926      971    1,010
      Farm Center Application Acres (000)       318      333      552      479      475

PROCESSING GROUP

The PROCESSING GROUP manufactures turf and ornamental plant fertilizer and control products for major retailers in the U.S. and is the industry-leading supplier of premium turf-care products for golf courses and other professional markets. It also produces corncob-based chemical and feed ingredient carriers, animal bedding, cat litter and ice-melter products. The group operates facilities in Maumee and Bowling Green, Ohio; Montgomery, Alabama; Pottstown, Pennsylvania and Delphi, Indiana.

Total revenues in 2001 increased by $5.4 million, or 5%, primarily due to the full-year operation of the premium golf course fertilizer business acquired from The Scotts Co. in mid-2000. The group incurred an operating loss of $7.7 million for the year, more than double the loss it sustained in the previous year.

2001 was a very difficult year for the entire lawn industry. Retail fertilizer sales in the U.S. were hurt by softness in the general economy and cold weather experienced early in the spring season. Our sales into the retail distribution channel were also impacted by the efforts of retailers across the country to reduce their in-store inventories. The volume of our turf-care products sold into the golf course market was similarly hurt when the number of golf rounds played per course in the U.S. declined and golf course superintendents scrambled to curtail expenditures wherever possible. Gross margins were hurt by higher raw material costs and a weather-influenced shift away from higher-margin control products such as early-season crabgrass preventers. In response to these factors, we have taken steps to significantly reduce costs. At the same time, we are working to implement a rational market development program that will enable us to better utilize our available production capacity. We expect 2002 to show considerable improvement from 2001 results.

Because one of the key markets of the group's cob business is the lawn fertilizer industry, it experienced some softness in tons sold, total revenues and operating income in 2001. Performance of the group's pet business in 2001 was relatively unchanged from the previous year.

[Bar Charts]

                             1997      1998      1999       2000       2001
SALES & REVENUES          $  63.4   $  76.4   $  85.0    $ 107.4    $ 112.8

OPERATING INCOME (LOSS)   $   0.7   $   2.8   $  (0.1)   $  (3.5)   $  (7.7)

RAIL GROUP

The RAIL GROUP sells and leases railcars and locomotives. It also repairs and reconfigures various types of railcars to meet customer specifications, and it operates a custom steel fabrication business. The group's rail marketing business has grown significantly in the past decade and now controls a fleet of more than 5,400 railcars and 51 locomotives. The fleet consists of covered hopper cars, boxcars, open top hopper cars, gondolas, and tank cars. The group leases its rolling stock to shippers, railroads and fleet owners in a wide range of industries throughout North America.

The group's total revenues increased by $12 million, or about 64%, in 2001. Because of a writedown during the year of certain railcars that had been acquired prior to the market reaching a cyclical low point, the group incurred an operating loss of $0.3 million for the year. In 2000, the group reported an operating income of $1.0 million. Excluding the asset valuation adjustment, the group generated operating income in 2001 slightly above the year-earlier level.

While lease rates for some types of railcars were beginning to show signs of recovery from lows of the past two years, the events of September 11 reintroduced uncertainty into the markets. Thus lease rates continued to be soft, market values of some car types remained depressed, and the environment for new leases remained short-term for the most part. Although interest rates and fuel costs have declined, some lessors are still reluctant to enter into long-term lease commitments, favoring instead a more conservative position. In this environment, the railcar marketing business continued to pursue short-term leasing opportunities rather than making car sales or entering into long-term leasing deals. In the short-term, the Rail Group was not able to realize any significant gains from car sales, and leasing income per car declined. The number of cars in service increased, however, and the depressed railcar values enabled us to continue building our equipment portfolio. During the year the number of locomotives in the lease fleet more than doubled. Our total investment in rail assets increased by 8.7% in 2001, and stood at $38 million at year-end, as shown ON the Company's balance sheets.

The railcar repair shop and the fabrication shop performed well in 2001. The integration of these shops with the rail marketing business continues to demonstrate promise. As we strive to be a total rail solution provider for our customers, some exciting opportunities are emerging, for example, in component manufacturing, whereby we design a component, manufacture it, install it on a car, then lease the refurbished car to our customer.

As the group continues to build the lease fleet, care is taken to diversify it in terms of lease duration, car types, industries, customers and geographic dispersion. We will continue to monitor credit quality of its customers diligently, and to match-fund assets and liabilities as much as possible to effectively manage risk.

[Bar Charts]

                              1997       1998       1999       2000       2001
SALES & REVENUES          $   23.5   $   50.4   $   55.3   $   19.0   $   31.1

OPERATING INCOME (LOSS)   $    3.3   $    4.4   $    4.2   $    1.0   $   (0.3)

FLEET SIZE
      Railcars               3,514      4,082      4,420      4,815      5,432
      Locomotives                                     30         30         51

RETAIL GROUP

The RETAIL GROUP operates six large stores in Ohio. Three are located in the Toledo area, two in Columbus and one in Lima. Four are stand-alone facilities, having in-store selling space of 130,000 or more square feet each. The other two are slightly smaller mall-based units. Our central message to the retail customer is that our stores offer MORE FOR YOUR HOME.(TM) The product offering includes a broad array of traditional home center merchandise - plumbing, electrical aND building supplies, hardware, flooring, paint and lighting products. In addition, our stores feature lawn and garden products, extensive lines of housewares and domestics, workwear, pet supplies, automotive supplies, sporting goods and the Uncommon MarketTM - a unique offering of high quality foods including a deli with cheeses from around the world, produce, a bakery featuring hard-crusted European-style breads, specialty gourmet foods, frozen meats, and one of the largest selections of fine wines in the Midwest.

Total sales for the group were down 3.2% in 2001, and operating income of $1.9 million for the year was $1.3 million below its 2000 results. Approximately half of the year-to-year reduction in sales and operating income was due to the fifty-third week in 2000, an extra reporting period that occurs every few years. The sluggish economy this year also contributed to the decline, as did the virtual absence of demand for snow/cold weather merchandise in the months of January and December, a complete reversal from our 2000 experience. Average gross margins for the year were up slightly due to a shift in product mix to higher margin merchandise. Competitive wage pressures in our region continued to increase labor and benefit costs for the group. In total, expenses were well controlled.

There were several bright spots in this year's performance. Flooring sales were up 42%. Christmas trim increased by 8%. Wine sales were also up 8%, and the entire food business performed well, achieving 4% sales growth overall. A fresh meat department was added in our Maumee store during the year. Its sales have been strong, and it has raised the customer count trend for that store as well.

We also achieved several operational improvements in 2001. Total labor hours were reduced from year-earlier levels without a reduction in customer service levels. Our in-stock performance was the highest it's been since we began to measure it five years ago, an improvement made possible by new in-store ordering and inventory control processes using wireless data processing technology. Constant attention to product mix enhancements and operational efficiency are driven by our goal of providing noticeably extraordinary service to our customers.

[Bar charts]

                      1997     1998     1999     2000     2001
SALES & REVENUES
        Retail     $   173  $   174  $   181  $   184  $   178
OPERATING INCOME
        Retail     $   0.6  $   1.7  $   2.6  $   3.2  $   1.9


SELECTED FINANCIAL DATA

                                  2001           2000            1999           1998           1997
 (in thousands, except for
   per common share data)
Operating Results
  Total sales & revenues (a)   $  984,627      $  961,122      $1,005,922   $1,140,445   $1,039,816
  Net income                        8,857(b)       10,078(c)        8,379        9,752        4,074(d)
  Per common share data:
    Earnings - basic                 1.22            1.34            1.05         1.21         0.50
    Dividends paid                   0.26            0.24            0.20         0.16         0.12

Balance Sheet Data
  Total assets                 $  454,076      $  439,106      $  376,776   $  360,823   $  368,244
  Working capital                  75,005          55,260          67,939       65,898       53,595
  Long-term debt (e)               91,316          80,159          74,127       71,565       65,709
  Shareholders' equity             94,934          89,836          84,805       82,734       72,201

(a) Includes reclassifications to prior years to decrease revenues for certain financing transactions in the Rail Group previously displayed on a gross basis

(b) Non-recurring gain of $0.3 million for an insurance settlement is included ($0.2 million after tax).

(c) Non-recurring gains of $2.1 million for an insurance settlement and $1.0 million on the sale of a business are Included ($2.0 million after tax).

(d) Non-recurring charge of $1.1 million for asset impairment is included ($0.7 million after tax).

(e)  Excludes current portion.

QUARTERLY FINANCIAL DATA AND MARKET FOR COMMON STOCK

(in thousands, except                             Net Income (Loss) before
for per common share data)   (a)                     Cumulative Effect      Net Income (Loss)    Common Stock Quote   Dividends
                                                  ----------------------------------------------------------------
                                           Gross                   Per                   Per
Quarter Ended              Net Sales       Profit      Amount  Share-Basic  Amount   Share-Basic   High        Low     Declared
                         -------------------------------------------------------------------------------------------------------
          2001
March 31                      $218,007    $ 35,115  $   (630)    $  (0.09) $   (815)  $  (0.11)   $ 8.94      $ 8.03    $ 0.065
June 30                        273,064      48,260      7,274        1.00     7,274       1.00      8.88        7.50      0.065
September 30                   186,518      31,314     (1,905)      (0.26)   (1,905)     (0.26)    10.00        7.72      0.065
December 31                    307,038      44,656      4,303        0.60     4,303       0.60     10.00        8.51      0.065
                         --------------------------------------            ----------                                -----------
          Year                $984,627   $ 159,345  $   9,042        1.24   $ 8,857       1.22                          $ 0.260
                         ======================================            ==========                                ===========

          2000

March 31                      $202,181    $ 35,054  $   1,222     $  0.16   $ 1,222   $   0.16    $ 8.25      $ 6.94    $ 0.060
June 30                        260,825      44,858      6,718        0.89     6,718       0.89      9.69        6.88      0.060
September 30                   176,391      32,039     (2,235)      (0.30)   (2,235)     (0.30)    10.13        8.50      0.060
December 31                    321,725      45,012      4,373        0.59     4,373       0.59      9.00        7.78      0.065
                         --------------------------------------            ----------                                -----------
          Year                $961,122   $ 156,963   $ 10,078        1.34   $10,078       1.34                          $ 0.245
                         ======================================            ==========                                ===========

(a) Includes reclassifications of quarters to decrease revenues for certain financing transactions in the Rail Group previously displayed on a gross basis

                        Report of Independent Accountants

To the Board of Directors and
Shareholders of The Andersons, Inc.

In our opinion, the accompanying consolidated balance sheets, and the related consolidated statements of income, of cash flows and of shareholders' equity, as presented on pages 14 through 17 and pages 21 through 32, present fairly, in all material respects, the financial position of The Andersons, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The financial statements of the Company for the year ended December 31, 1999 were audited by other independent auditors whose report dated January 24, 2000 expressed an unqualified opinion on those statements.

/S/ Pricewaterhouse Coopers LLP

Toledo, Ohio
January 28, 2002

                               The Andersons, Inc.

                        Consolidated Statements of Income

                                                              YEAR ENDED DECEMBER 31
   (in thousands, except per common share data)           2001          2000         1999
                                                       ----------    ----------    ---------
Sales and merchandising revenues                       $  984,627    $  961,122   $1,005,922
Cost of sales and merchandising revenues                  825,282       804,159      855,959
                                                       ----------    ----------    ---------
Gross profit                                              159,345       156,963      149,963

Operating, administrative and general expenses            139,685       137,839      132,682
Interest expense                                           11,570        11,829        9,517
Other income / gains:
  Other income                                              3,503         3,989        4,195
  Gain on insurance settlements                               338         2,088           --
  Gain on sale of business                                     --           992           --
                                                       ----------    ----------    ---------
Income before income taxes and cumulative effect of
   accounting change                                       11,931        14,364       11,959
Income tax provision                                        2,889         4,286        3,580
                                                       ----------    ----------    ---------
Income before cumulative effect of accounting change        9,042        10,078        8,379
Cumulative effect of change in accounting principle,
   net of income tax benefit                                 (185)           --           --
                                                       ----------    ----------    ---------
Net income                                             $    8,857    $   10,078   $    8,379
                                                       ==========    ==========   ==========

Per common share:
    Basic earnings                                     $     1.22    $     1.34   $     1.05
                                                       ==========    ==========   ==========
    Diluted earnings                                   $     1.21    $     1.34   $     1.03
                                                       ==========    ==========   ==========
    Dividends paid                                     $     0.26    $     0.24   $     0.20
                                                       ==========    ==========   ==========

     The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                           Consolidated Balance Sheets

                                                                                      DECEMBER 31
                          (in thousands)                                          2001          2000
                                                                                ---------    ---------
ASSETS
Current assets:
   Cash and cash equivalents                                                    $   5,697    $  13,138
   Accounts and notes receivable:
     Trade receivables, less allowance for doubtful accounts
         of $2,701 in 2001;  $3,084 in 2000                                        51,080       51,435
     Margin deposits                                                                3,756        5,706
                                                                                ---------    ---------
                                                                                   54,836       57,141
   Inventories                                                                    238,291      211,863
   Railcars available for sale                                                     11,932       12,719
   Deferred income taxes                                                            3,963        3,444
   Prepaid expenses and other current assets                                       11,954       10,429
                                                                                ---------    ---------
Total current assets                                                              326,673      308,734

Other assets:
   Other assets and notes receivable, less allowance for doubtful notes
     receivable of $472 in 2001; $698 in 2000                                       5,344        8,598
   Investments in and advances to affiliates                                          956        1,422
                                                                                ---------    ---------
                                                                                    6,300       10,020
Railcar assets leased to others, net                                               26,102       22,281
Property, plant and equipment, net                                                 95,001       98,071
                                                                                ---------    ---------
                                                                                $ 454,076    $ 439,106
                                                                                =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                $  82,600    $  71,300
   Accounts payable for grain                                                      66,968       67,468
   Other accounts payable                                                          50,996       64,619
   Customer prepayments and deferred income                                        22,683       23,249
   Accrued expenses                                                                18,047       17,712
   Current maturities of long-term debt                                            10,374        9,126
                                                                                ---------    ---------
Total current liabilities                                                         251,668      253,474

Deferred income                                                                     2,209        3,166
Pension and post-retirement benefits                                                5,302        3,684
Long-term debt, less current maturities                                            91,316       80,159
Deferred income taxes                                                               8,647        8,787
                                                                                ---------    ---------
Total liabilities                                                                 359,142      349,270
Shareholders' equity:
   Common shares, without par value
     Authorized -- 25,000 shares
     Issued -- 8,430 shares at stated value of $0.01 per share                         84           84
   Additional paid-in capital                                                      66,431       66,488
   Treasury shares, at cost (1,174 in 2001; 1,070 in 2000)                        (10,687)      (9,852)
   Accumulated other comprehensive income                                            (964)        --
   Unearned compensation                                                              (83)         (78)
   Retained earnings                                                               40,153       33,194
                                                                                ---------    ---------
                                                                                   94,934       89,836
                                                                                ---------    ---------
                                                                                $ 454,076    $ 439,106
                                                                                =========    =========

The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                      Consolidated Statements of Cash Flows

                                                                                 YEAR ENDED DECEMBER 31
                          (in thousands)                                      2001        2000         1999
                                                                          ---------    ---------    ---------
OPERATING ACTIVITIES
Net income                                                                $   8,857    $  10,078    $   8,379
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                           14,264       13,119       11,282
     Provision for losses on accounts and notes receivable                      224          911        1,180
     Cumulative effect of accounting change, net of income tax benefit          185         --           --
     Gain on insurance settlements                                             (338)      (2,088)        --
     Gain on sale of business                                                  --           (992)        --
     Gain on sale of property, plant and equipment                             (336)         (35)        (459)
     Realized and unrealized (gains) losses on railcars                       1,172         (110)      (1,573)
     Deferred income taxes                                                     (539)       2,242          854
     Other                                                                      368          112          258
                                                                          ---------    ---------    ---------
     Cash provided by operations before changes in operating assets and      23,857       23,237       19,921
       liabilities

     Changes in operating assets and liabilities:

       Accounts and notes receivable                                          2,080       (6,984)       7,549
       Inventories                                                          (26,428)     (35,811)       4,823
       Prepaid expenses and other assets                                        272       (2,632)       1,913
       Accounts payable for grain                                              (500)      (1,415)     (20,095)
       Other accounts payable and accrued expenses                           (5,389)       5,302       (2,432)
                                                                          ---------    ---------    ---------
Net cash provided by (used in) operating activities                          (6,108)     (18,303)      11,679

INVESTING ACTIVITIES

Purchases of property, plant and equipment                                   (9,155)     (16,189)     (17,963)
Purchases of railcars                                                       (21,790)     (16,245)     (40,209)
Purchase of U.S. ProTurf(R)and other business assets                           --        (16,311)        --
Proceeds from sale of railcars                                               15,376        3,821       39,995
Proceeds from sale of property, plant and equipment                             951          240          741
Proceeds from insurance settlements                                             338        2,346         --
Proceeds from sale of business                                                 --          2,133         --
                                                                          ---------    ---------    ---------
Net cash used in investing activities                                       (14,280)     (40,205)     (17,436)

FINANCING ACTIVITIES

Net increase in short-term borrowings                                        11,300       26,300       37,300
Proceeds from issuance of long-term debt                                     23,250      194,723      102,082
Payments of long-term debt                                                  (10,845)    (187,417)    (101,679)
Change in overdrafts                                                         (7,796)      17,827       (3,292)
Proceeds from sale of treasury shares to employees                              332          362          429
Dividends paid                                                               (1,907)      (1,819)      (1,616)
Purchase of treasury shares                                                  (1,387)      (3,944)      (5,106)
                                                                          ---------    ---------    ---------
Net cash provided by financing activities                                    12,947       46,032       28,118
                                                                          ---------    ---------    ---------

Increase (decrease) in cash and cash equivalents                             (7,441)     (12,476)      22,361
Cash and cash equivalents at beginning of year                               13,138       25,614        3,253
                                                                          ---------    ---------    ---------
Cash and cash equivalents at end of year                                  $   5,697    $  13,138    $  25,614
                                                                          =========    =========    =========

NONCASH INVESTING ACTIVITIES

   Acquisition of intangible assets in exchange for long-term debt                     $  3,879
                                                                                       ========

The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                 Consolidated Statements of Shareholders' Equity

                                             Common Shares                        Accumulated
                                                (stated     Additional              Other
                                               value $0.01    Paid-in  Treasury  Comprehensive     Unearned     Retained
               (in thousands)                  per share)     Capital   Shares      Income       Compensation   Earnings    Total
                                             ---------------------------------------------------------------------------------------

Balances at January 1, 1999                   $     84       $ 67,180  $ (2,665)   $    (29)       $    (83)     $ 18,247  $ 82,734
   Net income                                                                                                       8,379     8,379
   Other comprehensive loss
     Minimum pension liability, net of $76
     income taxes                                                                      (115)                                   (115)
                                                                                                                            --------
   Comprehensive income                                                                                                       8,264
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors                                                 47       613                        (231)                    429
   Amortization of unearned compensation                                                                156                     156
   Purchase of treasury shares                                           (5,106)                                             (5,106)
   Dividends declared ($0.21 per common
     share)                                                                                                        (1,672)   (1,672)
                                             ---------      ---------  --------  ----------      ----------      --------  --------
Balances at December 31, 1999                       84         67,227    (7,158)       (144)           (158)       24,954    84,805
   Net income                                                                                                      10,078    10,078
   Other comprehensive income:
     Minimum pension liability, net of
     $(96) income taxes                                                                 144                                     144
                                                                                                                           --------
   Comprehensive income                                                                                                      10,222
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors                                                (96)      607                        (148)                    363
   Issuance of shares to complete
     acquisition                                                 (643)      643                                                  --

   Amortization of unearned compensation                                                                228                     228
   Purchase of treasury shares                                           (3,944)                                             (3,944)
   Dividends declared ($0.245 per common
     share)                                                                                                        (1,838)   (1,838)
                                             ---------      ---------  --------  ----------      ----------      --------  --------
Balances at December 31, 2000                       84         66,488    (9,852)         --             (78)       33,194    89,836
   Net income                                                                                                       8,857     8,857
   Other comprehensive income (loss):
     Cumulative effect of accounting change                                          (1,172)                                 (1,172)
     Other                                                                              208                                    208
                                                                                                                           --------
   Comprehensive income                                                                                                       7,893
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors                                                (57)      552                        (163)                    332
   Amortization of unearned compensation                                                                158                     158
   Purchase of treasury shares                                           (1,387)                                             (1,387)
   Dividends declared ($0.26 per common
     share)                                                                                                        (1,898)   (1,898)
                                             ---------      ---------  --------  ----------      ----------      --------  --------
Balance at December 31, 2001                  $     84       $ 66,431  $(10,687)   $   (964)       $    (83)     $ 40,153  $ 94,934
                                             =========      =========  ========  ==========      ==========      ========  ========

The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Operating results for The Andersons, Inc. business segments are discussed in the Business Review on pages 4 - 11 of this annual report. In addition, Note 13 to the consolidated financial statements displays revenues from external customers, inter-segment sales, other income, non-recurring gains, interest expense (income), operating income (loss), identifiable assets, railcar and capital expenditures and depreciation and amortization for each of the Company's business segments. The following discussion focuses on the operating results as shown in the consolidated statements of income.

COMPARISON OF 2001 WITH 2000

Sales and merchandising revenues for 2001 totaled $984.6 million, an increase of $23.5 million, or 2%, from 2000. Sales in the Agriculture segment were up $11.6 million, or 2%. Grain sales were down $13.5 million, or 3%, due to flat volumes and a 3% decrease in the average price per bushel sold. Fertilizer sales were up $25.1 million, or 17%, due to a 2% increase in volume and a 14% increase in average price per ton sold. Merchandising revenues in the Agriculture segment were up $2.8 million, or 6%, due primarily to increases in drying and mixing income, space income (before interest charges) in the grain division and licensing revenue from the Crop Revenue Profiler (TM) software. Space income includes storage fees earned on grain held for our customers and appreciation in the value of grain owned. Grain bushels on hand at December 31, 2001 were 65.4 million, slightly more inventory than at December 31, 2000.

The Processing segment had a sales increase of $5.4 million, or 5%. The majority of this increase was attributable to increased price per ton sold in the lawn fertilizer division and a full twelve months of sales in 2001 of the U.S. ProTurf(R) product line, which was acquired from The Scotts Company on May 31, 2000. Volume decreased for the period in the consumer and industrial lawn fertilizer businesses (sold into the retail distribution channel) due to softness in the economy coupled with cold weather in much of the spring application season. The much smaller corncob-based businesses experienced a 16% increase in the average price per ton sold, partially offset by an 11% reduction in volume.

The Rail segment had a sales increase of $12.1 million, or 64%. Railcar sales transactions completed during 2001 were up $11.5 million, and lease fleet revenue was up $1.0 million, or 8%. The lease fleet revenue growth was due to an increased number of railcars and locomotives managed and in service as compared to 2000. Railcars managed at December 31, 2001 numbered 5,432, an increase of approximately 13% over railcars managed at December 31, 2000. The segment also added 21 locomotives to its fleet.

The Retail segment experienced decreased sales of $5.9 million, or 3%, in 2001 when compared to 2000. More than half of this decrease relates to an extra (or
53rd) week in the 2000 fiscal year. In addition, weather during the months of January and December in 2001 was mild and demand for our cold weather items was very limited. This is in contrast to the same months in 2000 where weather drove significant sales of cold weather items.

The absence of revenues in the Other segment for 2001 was due to the sale of the Company's interest in The Andersons-Tireman Auto Centers (Tireman), an automotive repair business, in 2000. See the Comparison of 2000 with 1999 for more discussion about that sale.

Gross profit for 2001 totaled $159.3 million, an increase of $2.4 million, or 2%, from 2000. The Agriculture segment had a gross profit increase of $8.5 million, or 11%, resulting from a 28% increase in margin on grain bushels sold, a 14% increase in gross profit on fertilizer tons sold and the 6% increase in merchandising revenues discussed previously. For 2002, the Company expects continued strong performance from this segment. As always, this segment's results are highly dependent on weather conditions during the spring planting season through fall harvest in the eastern corn belt.

Gross profit for the Processing segment decreased $1.8 million, or 8%, from the prior year. This decrease resulted from a 6% decrease in gross profit per lawn fertilizer ton sold and a 6% decrease in lawn fertilizer volume. The decrease in gross profit per ton was primarily caused by high raw material costs coupled with a change in product mix in the 2001 spring season, as customers opted for lower margin products. Gross profit in the corncob-based businesses was up $0.3 million, or 12%. The lawn fertilizer business has been able to lock in better raw material pricing for the upcoming spring fertilizer season and expects gross profit improvement in 2002.

Gross profit in the Rail segment decreased $1.0 million, or 12%, from the prior year. While gross profit from car sales, railcar repairs, the fabrication shop and lease transactions was up, the segment took a $1.5 million charge to write down the book value of certain impaired railcars. The increased sales activity in the latter portion of the year and some indications of future long-term deals are positive indications that the industry is improving; however, the recovery has been slow. Customer preference and market rates are still more focused on short-term lease opportunities rather than long-term leases or outright sales.

Gross profit in the Retail segment decreased by $2.0 million, or 4%, from 2000. Half of this decrease was related to the extra week in 2000 mentioned previously. The remainder was due to the decrease in sales discussed above. New competition is expected in the Toledo market in 2002.

Gross profit in the Other segment declined by $1.5 million in 2001 over 2000 due to the Company's sale of its interest in Tireman in March 2000.

The Company recorded a nonrecurring gain in 2001 and two nonrecurring gains in 2000. The 2001 nonrecurring gain of $0.3 million was related to an insurance recovery for a damaged grain tank at the Albion, Michigan facility. A tank collapse at its Webberville, Michigan wholesale fertilizer facility resulted in a 2000 gain of $2.1 million from an insurance settlement for the replacement of the fixed assets. In addition, the Company recognized a gain of $1.0 million on the sale of its 52.5% interest in Tireman.

Operating, administrative and general expenses for 2001 totaled $139.7 million, a $1.8 million, or 1%, increase from 2000. The increase primarily reflects increased labor and benefits expenses including $1.3 million in severance expense. Full-time employees decreased 4% from the prior year, with reductions in all segments and at the corporate level. While the Company has certain initiatives in place to reduce expenses, it expects property and liability insurance and the cost of providing postretirement health benefits to increase in 2002.

Interest expense for 2001 was $11.6 million, a $0.3 million, or 2%, decrease from 2000. Average daily short-term borrowings increased 1% from 2000 while the average short-term interest rate decreased from 6.95% in 2000 to 5.10% in 2001. However, the Company has increased its long-term debt (including current maturities) 14% from December 31, 2000 to December 31, 2001 and has seen a similar increase in its long-term interest expense.

Income before income taxes of $11.9 million decreased $2.4 million, or 17%, from the 2000 pretax income of $14.4 million. Income tax expense was $2.9 million, a $1.4 million, or 33%, decrease from 2000. The effective tax rate decreased significantly from the 2000 rate of 29.8% to 24.2% in 2001. This significant decrease resulted primarily from an increased benefit from the Company's foreign sales corporation.

The Company recognized an after-tax charge of $0.2 million to record the cumulative effect of adopting the new financial accounting standard on derivatives. As a result of the above, net income for 2001 decreased $1.2 million, or 12%, from the $10.1 million in 2000 to $8.9 million in 2001. Basic earnings per share decreased $0.12 from 2000 and diluted earnings per share decreased $0.13 from 2000.

COMPARISON OF 2000 WITH 1999

Sales and merchandising revenues for 2000 totaled $961.1 million, a decrease of $44.8 million, or 4%, from 1999. Sales in the Agriculture segment were down $32.1 million, or 5%. Grain sales were down $27.8 million, or 6%, due to a 7% volume decrease that was partially offset by a 2% increase in the average price per bushel sold. Fertilizer sales were down $4.2 million, or 3%, due to a 3% increase in volume offset by a 6% decrease in average price per ton sold. Merchandising revenues in the Agriculture segment were up $7.0 million, or 18%, due to basis appreciation of grain inventory and increased income from storing grain and fertilizer for others. Grain bushels on hand at December 31, 2000 were
65.3 million, a 4% decrease from December 31, 1999. The Company added 0.8 million bushels of covered grain storage space in 2000.

The Processing segment had a sales increase of $22.4 million, or 26%. All of this increase was attributable to increased volume and price per ton sold in the lawn fertilizer division. The increased sales in the lawn fertilizer business in 2000 reflect seven months of sales of the U.S. ProTurf(R) product line, which was acquired from The Scotts Company on May 31, 2000. The Company began producing and warehousing lawn fertilizer at an additional facility, located in Alabama, in the fourth quarter of 1999 and purchased its venture partner's interest in a Pennsylvania lawn fertilizer manufacturing facility in late 2000. The corncob-based businesses experienced a 6% reduction in volume, partially offset by a 4% increase in the average price per ton sold.

The Rail segment had a sales decrease of $36.4 million, or 66%. Total revenues in the railcar repair and fabrication shops were down $0.4 million. Railcar sales and financings completed during 2000 were down $36.2 million, or 91%, but lease fleet income was up slightly. Railcars controlled at December 31, 2000 numbered about 4,800, an increase of about 500 cars, or 12%, over that of December 31, 1999. A cyclical downturn in railcar lease values and rental rates, primarily in covered hopper cars, reduced the segment's long-term lease placements and outright sales during 2000.

The Retail segment experienced increased sales of $2.9 million, or 2%, in 2000 when compared to 1999.

On March 31, 2000, the Company completed the sale of its interest in Tireman, one of the businesses included in the Other segment in Note 13 to the consolidated financial statements. As a result, sales in the Other segment decreased by $8.7 million in 2000 as compared to 1999.

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

Operating, administrative and general expenses for 2000 totaled $137.8 million, a $5.2 million, or 4%, increase from 1999. The increase primarily reflects increased labor and benefits expenses for added employees and start-up costs related to new production capacity in the Processing segment. Full-time employees increased 4% from the prior year, with the majority of the increase due to the acquisition discussed above and added capacity in the Processing segment.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations (before changes in operating assets and liabilities) provided cash of $23.9 million in 2001, an increase of $0.6 million from 2000. Net working capital at December 31, 2001 was $75.0 million, an increase of $19.7 million, or 36%, from December 31, 2000.

The Company has significant short-term lines of credit available to finance working capital, primarily inventories and accounts receivable. Available short-term lines of credit aggregated $155 million on December 31, 2001. The Company had drawn $82.6 million on its short-term lines of credit at that date. The Company's peak short-term borrowing occurred on November 26, 2001 and amounted to $130.4 million. Typically, the Company's highest borrowing occurs in the spring due to seasonal inventory requirements in the fertilizer and retail businesses, credit sales of fertilizer and a customary reduction in grain payables due to cash needs and market strategies of grain customers. The continued high grain inventories during the fall harvest of 2001 was the primary driver for this unusual timing for the Company's highest borrowing.

The Company utilizes interest rate contracts to manage a portion of its interest rate risk on both its short and long-term debt and lease commitments. At December 31, 2001, the fair value of these derivative financial instruments (primarily interest rate swaps and interest rate caps) was a credit of less than $0.1 million and was recorded in the balance sheet. The initial charge to record the fair value of open derivative instruments on January 1, 2001 was $0.4 million ($0.2 million after-tax) which is shown as a cumulative effect of adopting Statement of Financial Accounting Standards No. 133, as amended. Finally, the Company moved the unamortized values of its long-term closed interest rate caps and locks to other comprehensive income at the time of adoption.

Cash dividends of $1.9 million ($0.26 per common share) were paid in 2001. The Company made income tax payments of $2.7 million in 2001. The Company purchased 166 thousand of its common shares on the open market at an average price of $8.38 per share. The Company issued approximately 62 thousand shares to employees, directors and former employees under stock compensation plans.

During 2001, the Company acquired property, plant and equipment aggregating $9.2 million. Included in these assets are $1.5 million for the replacement or addition of wholesale fertilizer and grain storage assets and $1.2 million for information systems investments. The remaining $6.5 million was spent on numerous assets and projects; no single project had a cost of more than $0.3 million. The Company also acquired railcar assets totaling $21.8 million.

Approximately $14.0 million is budgeted for capital spending in 2002, which includes $2.0 million in additional grain and wholesale fertilizer storage and improvements, $0.5 million in lawn fertilizer production equipment, $0.4 million in information systems investments and $0.7 million in retail store refurbishments. The remaining amount will be spent on numerous assets and projects; no single such project is expected to cost more than $0.3 million. In addition, the Company anticipates spending $8.3 million during 2002 to acquire railcars. The Company plans to fund these expenditures with cash generated from operations or additional debt.

The Company added long-term debt during 2001 in order to lock in lower long-term interest rates and add to working capital. Certain of the Company's long-term debt obligations are secured by first mortgages on various facilities or are collateralized by railcar assets. In addition, some of the long-term borrowings include provisions that impose minimum levels of working capital and equity, impose limitations on additional debt and require that grain inventory positions be substantially hedged. The Company was in compliance with all of these provisions at December 31, 2001 and 2000.

The Company's liquidity is enhanced by the fact that grain inventories are readily marketable and due to the lines of credit that it has available. In the opinion of management, the Company's liquidity is adequate to meet short-term and long-term needs.

OFF-BALANCE SHEET TRANSACTIONS

The Company's Rail segment utilizes leasing arrangements which provide off-balance sheet financing for its activities. The Company leases railcars from financial intermediaries under operating leases through sale-leaseback transactions, the majority of which involve operating leasebacks. Railcars owned by the Company, or leased by the Company from a financial intermediary are generally leased to a customer under an operating lease. The Company also arranges non-recourse lease transactions under which it sells railcars or locomotives to a financial intermediary, and assigns the related operating lease to the financial intermediary on a non-recourse basis. In such arrangements, the Company generally provides ongoing railcar maintenance and management services for the financial intermediary, and receives a fee for such services.

The Company controlled 5,432 railcars and 51 locomotives at December 31, 2001. Railcars controlled include railcars owned by the Company, railcars leased from financial institutions and railcars and locomotives previously sold by the Company in non-recourse lease transactions, where the Company provides management services on behalf of a financial intermediary. On most of the railcars and locomotives, the Company holds an option to purchase these assets at the end of the lease. The segment's risk management philosophy includes match-funding of lease commitments and detailed review of lessee credit quality. In addition, the Company prefers non-recourse lease transactions, whenever possible, in order to minimize risk.

The December 31, 2001 railcar position included 1,168 railcars leased by the Company from financial intermediaries under various operating leases with an average remaining term in excess of 4 years. Future lease payment commitments for these cars aggregated $24.6 million and are included in note 10 to the Consolidated Financial Statements. The majority of these railcars have been leased to customers at December 31, 2001.

The December 31, 2001 railcar position also included 1,510 railcars and 51 locomotives for which the Company was providing maintenance and/or fleet management services under non-recourse lease transactions. The remaining 2,754 railcars are included on the Company's balance sheet as either railcars available for sale or railcar assets leased to others. Note 10 to the Consolidated Financial Statements includes all future contractual lease income for the 1,168 railcars leased by the Company under operating leases and the Railcar assets leased to others on the Company's balance sheet.

CRITICAL ACCOUNTING POLICIES

The Company marks all grain inventory, forward purchase and sale contracts for grain and exchange-traded futures and options contracts to the market. Changes in market value are recorded as merchandising revenues in the statement of income. Because the Company marks inventories and sales commitments to the market, gross profit on a grain sale transaction is recognized when a contract for sale of the grain is executed. The related revenue is recognized upon shipment of the grain, at which time title transfers and customer acceptance occurs.

The Company has a marketing agreement that covers certain of its grain facilities. This five-year agreement includes a base-level income guarantee and equal sharing of income over that base level. There is also a look-back provision that places at risk any income in excess of the base level for the term of the agreement upon the occurrence of certain circumstances. The Company has recognized in income the base level guarantee amount for each year of the agreement and spreads its share of the amount in excess of the base level for completed contract years on a pro rata basis over all future periods covered by the agreement. At December 31, 2001, the Company had completed 43 months under the agreement and has deferred income (both current and long-term) in excess of $5.0 million. If the facilities' performance drops below the base-level income guarantee for the remaining 17 months of the contract, the Company is at risk for writing off a portion of this deferred income. If performance is at or greater than the base-level guarantee, the Company will recognize the income it already deferred over that period.

MARKET RISK-SENSITIVE INSTRUMENTS AND POSITIONS

The market risk inherent in the Company's market risk-sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices and interest rates as discussed below.

COMMODITY PRICES

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company follows a policy of hedging its inventories and related purchase and sale contracts. The instruments used are exchange-traded futures and options contracts that function as hedges. The market value of exchange-traded futures and options used for hedging has a high, but not perfect correlation, to the underlying market value of grain inventories and related purchase and sale contracts. The less correlated portion of inventory and purchase and sale contract market value (known as basis) is much less volatile than that of exchange-traded futures and tends to follow historical patterns. The Company manages this less volatile risk using its daily grain position report to constantly monitor its position relative to the price changes in the market. To a lesser degree, the Company uses exchange-traded option contracts, also designated as hedges. The changes in market value of such contracts have a high correlation to price changes of the hedged commodity. The Company's accounting policy for these hedges, as well as the underlying inventory positions and purchase and sale contracts is to mark them to the market price daily and include gains and losses in the statement of income in sales and merchandising revenues.

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


                                                                   DECEMBER 31
                          (in thousands)                       2001         2000
                                                             ------       ------
Net long position                                            $3,659       $   26
Market risk                                                     366            3

INTEREST RATES

The fair value of the Company's long-term debt is estimated using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. In addition, the Company has derivative interest rate contracts recorded in its balance sheet at their fair value. The fair value of these contracts is estimated based on quoted market termination values. Market risk, which is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates, is summarized below:

                                                                 DECEMBER 31
                           (in thousands)                       2001       2000
                                                            --------   --------
Fair value of long-term debt and interest rate contracts    $104,102   $ 88,554
Fair value in excess of (less than) carrying value             2,344     (1,154)
Market risk                                                    2,253        594

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

                                December 31, 2001

1. BASIS OF FINANCIAL PRESENTATION / ACQUISITIONS

These consolidated financial statements include the accounts of The Andersons, Inc. and its wholly-owned and majority-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions are eliminated in consolidation.

On May 31, 2000, the Company acquired inventory and intangible assets of the U.S. ProTurf(R) division of The Scotts Company. The acquisition was accounted for as a purchase, and the results of operations have been included in the consolidated statements of income from June 1, 2000. This transaction was completed through a combination of cash paid and liabilities assumed with a total purchase price of approximately $19.8 million. Of this amount, $15.0 million was allocated to inventory and the remainder to goodwill and other intangible assets. Goodwill is being amortized on a straight-line basis over 12 years and the intangible assets over five years. The purchase agreement provides for additional payments to the seller through 2005 if the sales volume of the acquired business exceeds certain targets. These payments, if any, will be accounted for as additional purchase price. If the acquisition had taken place on January 1, 1999, pro forma revenues (unaudited) would have been $993.0 million and $1,078.3 million for the years ended December 31, 2000 and 1999, respectively. The business has been integrated into the Company's Processing segment and is expected to result in significantly different cost and expense structures. Therefore, pro forma operating income, net income and earnings per common share are not presented as they are not meaningful.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and all highly liquid debt instruments purchased with an initial maturity of three months or less. The carrying value of these assets approximates their fair values.

INVENTORIES AND INVENTORY COMMITMENTS

Grain inventories include owned bushels of grain, the value of forward contracts to buy and sell grain and exchange traded futures and option contracts used to hedge the value of both owned grain and forward contracts. Each of these grain inventory components is marked to the market price. The forward contracts require performance in future periods. Contracts to purchase grain from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges. Contracts for the sale of grain to processors or other consumers generally do not extend beyond one year. The terms of contracts for the purchase and sale of grain are consistent with industry standards.

All other inventories are stated at the lower of cost or market. Cost is determined by the average cost method.

DERIVATIVES - COMMODITY AND INTEREST RATE CONTRACTS

For the purpose of hedging its market price risk exposure on grain owned and related forward grain purchase and sale contracts, the Company holds regulated commodity futures and options contracts for corn, soybeans, wheat and oats. The Company accounts for all commodity contracts using a daily mark-to-market method, the same method it uses to value grain inventory and forward purchase and sale contracts. Company policy limits the Company's unhedged grain position. While the Company considers all of its commodity contracts to be effective economic hedges, the Company does not designate or account for its commodity contracts as hedges. Realized and unrealized gains and losses in the value of commodity contracts (whether due to changes in commodity prices or due to sale, maturity or extinguishment of the commodity contract), grain inventories and related forward grain contracts are included in sales and merchandising revenues in the statements of income.

The Company also periodically enters into interest rate contracts to manage interest rate risk on borrowing or financing activities. The Company accounts for its long-term interest rate swap contract as a cash flow hedge; accordingly, changes in the fair value of the swap are recognized in other comprehensive income. While the Company considers all of its derivative positions to be effective economic hedges of specified risks, the Company does not designate or account for other open interest rate contracts as hedges. Changes in the market value of all other interest rate contracts are recognized currently in income. Upon termination of a derivative instrument or a change in the hedged item, any remaining fair value recorded on the balance sheet is immediately recorded as a component of interest expense.

The Company recorded in the statement of income a transition adjustment of $305 thousand ($185 thousand after tax) as a result of adopting Financial Accounting Standards Board (FASB) Statement No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities", on January 1, 2001. This adjustment was made to write down open interest rate contracts to their fair value. The Company also reclassified deferred net losses of $1.2 million to other comprehensive income. This amount represented deferred net losses on the settlement of Treasury rate locks entered into for the purpose of hedging the interest rate component of firm commitment lease transactions. The deferred losses will be recognized as a component of gross profit over the term of the underlying leases.

Prior to the adoption of Statement No. 133, the Company recognized income or expense associated with interest rate swap contracts on the accrual basis over the term of the agreement as a component of interest expense. The cost of short-term interest rate caps was expensed at the date of purchase and long-term interest rate caps expensed over their term. Gains or losses on settlement of Treasury rate locks hedging the interest component of firm commitment lease transactions were recognized over the term of the ensuing lease transaction. The balance of deferred losses on settled Treasury rate locks included in other assets and notes receivable totaled $1.6 million and $1.4 million at December 31, 2000 and 1999, respectively. The fair value of interest rate contracts was not recognized in the balance sheet prior to 2001.

RAILCARS AVAILABLE FOR SALE

The Company's Rail segment purchases, leases, markets and manages railcars for third parties and for internal use. Railcars to which the Company holds title are shown on the balance sheet in one of two categories - railcars available for sale or railcar assets leased to others. Railcars that have been acquired but have not been placed in service are classified as current assets and are stated at the lower of cost or market. Railcars leased to others, both on short- and long-term leases, are classified as long-term assets and are depreciated over their estimated useful lives. Railcars leased to others under sales-type and direct financing leases are not material.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Repairs and maintenance are charged to expense as incurred, while betterments that extend useful lives are capitalized. Depreciation is provided over the estimated economic useful lives of the individual assets, principally by the straight-line method. Estimated useful lives are generally as follows: land improvements and leasehold improvements - 10 to 16 years; buildings and storage facilities - 20 to 30 years; machinery and equipment - 3 to 20 years; and software - 3 to 10 years. The cost of assets retired or otherwise disposed of and the accumulated depreciation thereon are removed from the accounts, with any gain or loss realized upon sale or disposal credited or charged to operations.

INTANGIBLE ASSETS

Intangible assets, primarily purchased intangible assets and goodwill resulting from business acquisitions, are amortized over the estimated period of benefit (ranging from 5 to 12 years) by the straight-line method. Intangible assets of $4.1 million and $5.1 million at December 31, 2001 and 2000, respectively, are included in other assets and notes receivable in the balance sheet. Accumulated amortization at December 31, 2001 and 2000 was $1.8 million and $0.8 million, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets and intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the future net cash flows the Company expects to generate with the asset. If such assets are considered to be impaired, the Company recognizes impairment expense for the amount by which the carrying amount of the assets exceeds the fair value of the assets.

ACCOUNTS PAYABLE FOR GRAIN

Accounts payable for grain includes the liability for grain purchases on which price has not been established (delayed price). This amount has been computed on the basis of market prices at the end of the year, adjusted for the applicable premium or discount.

DEFERRED INCOME

Certain of the Company's agriculture facilities are subject to a long-term (five-year) marketing agreement with a third party that provides for a base-level income guarantee and equal sharing of income earned over the base level. The marketing agreement includes a look-back provision that places at risk any income in excess of the base level for the term of the agreement. The Company recognizes the base-level income guarantee as revenue on a pro rata basis over the remaining life of the agreement. The Company measures its share of the cumulative income over the base-level income guarantee at the end of each contract year and recognizes such income on a pro rata basis over the remaining life of the agreement.

STOCK-BASED COMPENSATION

The Company has adopted the disclosure-only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement No. 123 encourages, but does not require, companies to adopt a fair value method for determining expense related to stock-based compensation. The Company continues to account for stock-based compensation using the intrinsic value method as prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

REVENUE RECOGNITION

Sales of products are recognized at the time of shipment. Gross profit on grain sales is recognized when sales are contracted. Revenues from other merchandising activities are recognized as open grain contracts are marked-to-the-market or as services are provided. Sales returns and allowances are provided for at the time sales are recorded. Shipping and handling costs are included in the cost of goods sold.

Sales of railcars, including railcars sold in non-recourse lease transactions, are recorded as revenue on the date of sale. Sales for these transactions totaled $15.3 million, $3.8 million and $40.0 million in 2001, 2000 and 1999, respectively.

LEASE ACCOUNTING

The Company accounts for its leases under FASB Statement 13, as amended, and related pronouncements.

The Company's Rail segment leases and manages railcars for third parties, and leases railcars for internal use. The Company is an operating lessor of railcars that are owned by the Company, or leased by the Company from financial intermediaries. The Company records lease income for its activities as an operating lessor as earned, which is generally spread evenly over the lease term. The Company expenses operating lease payments made to financial intermediaries on a straight-line basis over the lease term.

The Company also arranges non-recourse lease transactions under which it sells railcars or locomotives to financial intermediaries and assigns the related operating lease on a non-recourse basis. The Company generally provides ongoing railcar maintenance and management services for the financial intermediaries, and receives a fee for such services. On the date of sale, the Company recognizes the proceeds from sales of railcars in non-recourse lease transactions as revenue. Management and service fees are recognized as revenue when earned; generally spread evenly over the lease term.

INCOME TAXES

Income tax expense for each period includes taxes currently payable plus the change in deferred income tax assets and liabilities. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws expected to be in effect when the differences are expected to reverse. The Company evaluates the realizability of deferred tax assets and provides a valuation allowance for amounts that management does not believe are more likely than not to be recoverable.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense of $2.8 million in each of 2001 and 2000 and $2.9 million in 1999 is included in operating, administrative and general expenses.

EARNINGS PER SHARE

Basic earnings per share is equal to net income divided by weighted average shares outstanding. Diluted earnings per share is equal to basic earnings per share plus the incremental per share effect of dilutive options and restricted shares.

                                                                   YEAR ENDED DECEMBER 31
                   (in thousands)                                2001        2000      1999
                                                              ---------    -------   -------

Income before cumulative effect of accounting change          $   9,042    $10,078   $ 8,379
Cumulative effect of change in accounting principle, net of
   income tax benefit                                              (185)      --        --
                                                              ---------    -------   -------
Net income                                                    $   8,857    $10,078   $ 8,379
                                                              =========    =======   =======
Basic earnings per share:
Income before cumulative effect of accounting change          $    1.24    $  1.34   $  1.05
Cumulative effect of change in accounting principle, net of
   income tax benefit                                             (0.02)      --        --
                                                              ---------    -------   -------
Net income                                                    $    1.22    $  1.34   $  1.05
                                                              =========    =======   =======

Diluted earnings per share:
Income before cumulative effect of accounting change          $    1.24    $  1.34   $  1.03
Cumulative effect of change in accounting principle, net of
   income tax benefit                                             (0.03)      --        --
                                                              ---------    -------   -------
Net income                                                    $    1.21    $  1.34   $  1.03
                                                              =========    =======   =======

Weighted average shares outstanding - basic                       7,281      7,507     7,996
Restricted shares and shares contingently issuable upon
    exercise of options                                              35         18       102
                                                              ---------    -------   -------
Weighted average shares outstanding - diluted                     7,316      7,525     8,098
                                                              =========    =======   =======

Diluted earnings per common share excludes the impact of 260 thousand, 634 thousand and 178 thousand employee stock options for 2001, 2000 and 1999, respectively, as such options were antidilutive.

NEW ACCOUNTING STANDARDS

The FASB has issued Statement No. 142, "Goodwill and Other Intangible Assets," which is effective for the Company's 2002 fiscal year. This statement eliminates the amortization of goodwill, among other things, and replaces it with an annual goodwill impairment test. The Company has analyzed the requirements of the statement and expects a reduction in amortization expense of less than $0.2 million for 2002. The Company also believes that the $1.3 million of goodwill it has recorded in other assets and notes receivable is not currently impaired.

The FASB also issued the following statements in 2001. These statements each require prospective application.

- Statement No. 141, "Business Combinations," amends or supersedes existing rules used in accounting for business combinations. The Company does not expect to be impacted by this statement until it makes a future acquisition.

- Statement No. 143, "Accounting for Asset Retirement Obligations," requires the recognition of asset retirement obligations at their net present value. It is effective for the Company's fiscal year beginning January 1, 2003. The Company has not determined the impact, if any, of this statement.

- Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," supersedes Statement No. 121, provides guidance for the application of impairment tests and removes goodwill from the Statement No. 121 impairment calculation. Goodwill impairment is now covered by Statement No. 142. Statement 144 is effective for the Company's fiscal year beginning January 1, 2002. The Company does not believe the impact of adopting this statement will be material.

RECLASSIFICATIONS

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation. These reclassifications had no effect on net income or shareholders' equity as previously presented.

3. INVENTORIES

Major classes of inventories are as follows:

                                                       DECEMBER 31
                    (in thousands)                  2001       2000
                                                  --------   --------

Grain                                             $140,316   $111,887
Agricultural fertilizer and supplies                24,240     28,479
Lawn and garden fertilizer and corncob products     43,440     39,810
Railcar repair parts                                 1,401      1,273
Retail merchandise                                  28,539     29,866
Other                                                  355        548
                                                  --------   --------
                                                  $238,291   $211,863
                                                  ========   ========

4. PROPERTY, PLANT AND EQUIPMENT AND RAILCAR ASSETS LEASED TO OTHERS

The components of property, plant and equipment and railcar assets leased to others are as follows:


                                                     DECEMBER 31
               (in thousands)                      2001        2000
                                                 --------   --------

Land                                             $ 11,758   $ 11,899
Land improvements and leasehold improvements       27,937     27,702
Buildings and storage facilities                   94,309     93,620
Machinery and equipment                           119,460    118,724
Software                                            3,714      3,850
Construction in progress                            4,144      1,878
                                                 --------   --------
                                                  261,322    257,673
Less accumulated depreciation and amortization    166,321    159,602
                                                 --------   --------
                                                 $ 95,001   $ 98,071
                                                 ========   ========

Railcar assets leased to others                  $ 30,585   $ 25,085
Less accumulated depreciation                       4,483      2,804
                                                 --------   --------
                                                 $ 26,102   $ 22,281
                                                 ========   ========

On December 31, 2001, the Company entered into a sale leaseback transaction with a financial institution; the Company accounts for its leaseback as a capital lease. These assets have a book value of $4.5 million at December 31, 2001 and are included with other railcars above. Amortization of railcars under capital lease will be included in depreciation expense. At December 31, 2001, there was no accumulated amortization for these assets.

5. NONRECURRING GAINS

During 2000, a grain tank and related assets at the Company's Albion, Michigan facility were destroyed in a windstorm. This facility was insured for replacement value and the Company received insurance funds to replace the assets lost. The 2001 gain of $0.3 million represents the insurance proceeds received in 2001 in excess of the net book value of the destroyed assets.

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

6. BANKING AND CREDIT ARRANGEMENTS

The Company has available lines of credit for unsecured short-term debt with banks aggregating $155.0 million. Borrowings under these facilities totaled $82.6 million at December 31, 2001 ($71.3 million at December 31, 2000). After considering its standby letters of credit totalling $9.0 million, the Company had available borrowing capacity under the facilities of $63.4 million at December 31, 2001. The credit arrangements, the amounts of which are adjusted from time to time to meet the Company's needs, do not have termination dates but are reviewed at least annually for renewal. Borrowings under the lines of credit bear interest at variable interest rates, which are generally based on LIBOR, plus a spread. The terms of certain of the lines of credit provide for annual commitment fees. The following information relates to borrowings under short-term lines of credit:

                                            DECEMBER 31
   (dollars in thousands)          2001        2000       1999
                                 --------    --------   ---------

Maximum amount borrowed          $130,400    $113,800    $110,500
Average daily amount borrowed      91,014      89,798      81,042

Weighted average interest rate       5.10%       6.95%       5.70%

7. LONG-TERM DEBT AND INTEREST RATE CONTRACTS

Long-term debt consists of the following:

                                                                                   DECEMBER 31
                  (in thousands, except percentages)                              2001      2000
                                                                               --------   --------

Note payable under revolving line of credit                                    $ 15,000   $ 15,000
Note payable, 7.98%, payable $317 quarterly; remainder due 2008                  17,415     18,683
Note payable, 7.00%, payable $316 quarterly beginning in 2004, due
   2016                                                                          10,681       --
Note payable, variable rate (1.91% at December 31, 2001),
   payable $315 first and second quarters and $150 third and fourth quarters
   of 2002, with decreasing quarterly payments thereafter, due 2005               7,750      9,940
Notes payable, variable rate (2.94% at December 31, 2001), payable
   $336 quarterly; remainder due 2002                                             1,657      5,046
Industrial development revenue bonds:
   Variable rate (1.70% at December 31, 2001), due 2019                           4,650      4,650
   Variable rate (3.24% at December 31, 2001), payable $882
     annually through 2004                                                        1,944      2,826
   Variable rate (1.80% at December 31, 2001), due 2025                           3,100      3,100
Liabilities related to acquisition, discounted at 8.25%, due in
   variable quarterly installments through 2005                                   3,188      3,508
Debenture bonds, 6.30% to 8.75%, due 2002 through 2011                           31,250     25,863
Obligations under capital lease                                                   4,473       --
Other notes payable and bonds                                                       582        669
                                                                               --------   --------
                                                                                101,690     89,285
Less current maturities                                                          10,374      9,126
                                                                               --------   --------
                                                                               $ 91,316   $ 80,159
                                                                               ========   ========

The Company has an unsecured $15.0 million revolving line of credit with a bank that bears interest based on LIBOR (effective rate of 3.54% at December 31, 2001). The revolving line of credit expires on January 1, 2003.

The notes payable due 2002, 2008 and 2016 and the industrial development revenue bonds are collateralized by first mortgages on certain facilities and related equipment with a book value of $32.0 million. The note payable due 2005 is collateralized by railcars with a book value of $8.0 million.

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

The Company was in compliance with these covenants at December 31, 2001 and 2000.

The aggregate annual maturities of long-term debt, including sinking fund requirements and capital lease obligations, are as follows: 2002--$10.4 million; 2003--$24.9 million; 2004--$6.4 million; 2005--$10.8 million; 2006--$12.8 million; and $36.4 million thereafter.

Interest paid (including interest on short-term lines of credit) amounted to $10.1 million, $11.5 million and $9.0 million in 2001, 2000 and 1999, respectively.

The Company has entered into interest rate contracts to manage interest rate risk on short-term borrowings. The contracts convert variable interest rates to short-term fixed rates, consistent with projected borrowing needs. At December 31, 2001, the Company has two short-term interest rate cap agreements with a total notional amount of $30.0 million to hedge short-term borrowing costs. These agreements provide interest rate caps of between 2.41% and 4.75% and expire between April and July 2002. Also open at December 31, 2001 was an interest rate collar with a notional amount of $10 million that expires in July 2002. This collar provides a floor of 3.98% and a cap of 5.00%. Although these instruments are intended to hedge interest rate risk on short-term borrowings, the Company has elected not to account for them as such. Changes in their fair value are included in interest expense in the statements of income.

The Company entered into a long-term interest rate cap in December 1999 with an initial notional amount of $19.4 million to cap the interest rate component of an operating lease at 6.50%. The cap expires in November 2003. The Company also entered into a long-term interest rate cap in June 2000 with an initial notional amount of $12.5 million to cap the interest rate component of a new long-term note payable at 7.66%. The cap expires in June 2005. The notional amounts on these caps amortize monthly to approximate the reduction in the underlying long-term obligations. The Company has also entered into a long-term interest rate swap in October 2001 to convert the floating interest rate component of an operating lease to a fixed rate of 3.27%. The notional amount of this swap equals the underlying lease obligation and amortizes in the same manner. Changes in the fair value of the caps are included in interest expense in the statements of income. The swap is treated as a cash flow hedge with changes in its fair value included as a component of other comprehensive income.

The fair value of all derivative instruments is included in other assets and notes receivable. The amount for 2001 was not significant. The mark-to-market effect of long-term and short-term interest rate contracts on interest expense was $0.2 million additional expense for 2001.

8. INCOME TAXES

Income tax provision (benefit) consists of the following:


                         YEAR ENDED DECEMBER 31
 (in thousands)        2001       2000       1999
                     -------    -------    -------
Current:
   Federal           $ 3,311    $ 2,219    $ 2,766
   State and local       117       (175)       (40)
                     -------    -------    -------
                       3,428      2,044      2,726
                     -------    -------    -------

Deferred:
   Federal              (496)     1,935        718
   State and local       (43)       307        136
                     -------    -------    -------
                        (539)     2,242        854
                     -------    -------    -------
Total:
   Federal             2,815      4,154      3,484
   State and local        74        132         96
                     -------    -------    -------
                     $ 2,889    $ 4,286    $ 3,580
                     =======    =======    =======

In addition, the Company recognized a deferred income tax benefit of $120 thousand upon adoption of Statement 133. This amount is included in the statement of income as an element of the cumulative effect of accounting change.

A reconciliation from the statutory U.S. federal tax rate to the effective tax rate follows:


                                                                            YEAR ENDED DECEMBER 31
                                                                       2001          2000          1999
                                                                   ------------- ------------- -------------
Statutory U.S. federal tax rate                                        35.0%         35.0%         35.0%
Increase (decrease) in rate resulting from:
  Effect of commissions paid to foreign sales corporation             (11.3)         (5.8)         (5.3)
  State and local income taxes, net of related federal taxes            0.4           0.6           0.5
  Other, net                                                            0.1          --            (0.3)
                                                                   ------------- ------------- -------------
Effective tax rate                                                     24.2%         29.8%         29.9%
                                                                   ============= ============= =============

Income taxes paid in 2001, 2000 and 1999 were $4.3 million, $3.3 million, and $4.3 million, respectively.

Significant components of the Company's deferred tax liabilities and assets are as follows:


                                                                           DECEMBER 31
                 (in thousands)                                         2001        2000
                                                                      --------    --------
Deferred tax liabilities:
  Property, plant and equipment and railcar assets leased to others   $(12,898)   $(12,136)
  Prepaid employee benefits                                             (2,949)     (2,727)
  Other                                                                   (202)       (679)
                                                                      --------    --------
                                                                       (16,049)    (15,542)
                                                                      --------    --------
Deferred tax assets:
  Employee benefits                                                      5,384       4,726
  Deferred income                                                        1,450       1,446
  Accounts and notes receivable                                          1,289       1,296
  Inventory                                                              2,456       1,629
  Investments                                                              353         552
  Other                                                                    433         550
                                                                      --------    --------
                                                                        11,365      10,199
                                                                      --------    --------
Net deferred tax liability                                            $ (4,684)   $ (5,343)
                                                                      ========    ========

9. STOCK COMPENSATION PLANS

The Company's Amended and Restated Long-Term Performance Compensation Plan (the LT Plan) authorizes the Board of Directors to grant options and share awards to employees and outside directors for up to 1.4 million of the Company's common shares. Options granted under the LT Plan have a maximum term of 10 years. Options granted to outside directors have a fixed term of five years and vest after one year. Options granted to management personnel under the LT Plan have a five-year term and vest 40% immediately, an additional 30% after one year and the remaining 30% after two years. Options granted under the LT Plan are structured as fixed grants with exercise price equal to the market value of the underlying stock on the date of the grant; accordingly, no compensation expense is recognized for these grants.

The LT Plan also permits awards of restricted stock. The Company issued 21 thousand, 20 thousand and 21 thousand restricted shares during 2001, 2000 and 1999, respectively, of which 28 thousand remain outstanding at December 31, 2001. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Restricted shares vest 50% after one year and the remaining 50% after two years. Shares issued under the LT Plan are recorded at their fair value on the grant date with a corresponding charge to shareholders' equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to this plan amounted to $158 thousand, $228 thousand and $156 thousand during 2001, 2000 and 1999, respectively.

Certain Company executives and outside directors have elected to receive a portion of their cash compensation in stock options and/or restricted stock issued under the LT Plan. These options and restricted stock vest immediately. The options have a ten-year term. There were 6 thousand, 4 thousand and 4 thousand restricted shares issued in lieu of cash compensation in 2001, 2000 and 1999, respectively.

The Company's Employee Share Purchase Plan (the ESP Plan) allows employees to purchase common shares through payroll withholdings. The Company has reserved 300 thousand common shares for issuance to and purchase by employees under this plan. The ESP Plan also contains an option component. The purchase price per share is the lower of the market price at the beginning or end of the year. Employees purchased 33 thousand, 33 thousand and 39 thousand shares under the ESP Plan in 2001, 2000 and 1999, respectively. The Company records a liability for withholdings not yet applied towards the purchase of common stock. No compensation expense is recognized for stock purchases or options under the ESP Plan.

Pro forma information regarding net income and earnings per share required by Statement No. 123, "Accounting for Stock-Based Compensation," is determined as if the Company accounted for its employee stock options granted under the fair value method. The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions by year.


                                                               2001     2000     1999
                                                               ----     ----     ----
LONG TERM PERFORMANCE COMPENSATION PLAN
Risk free interest rate                                        4.99%    6.36%    4.58%
Dividend yield                                                 3.01%    2.91%    1.73%
Volatility  factor of the  expected  market price of the
   Company's common shares                                      .267     .276     .313
Expected life for the options (in years)                       5.00     5.00     5.00

EMPLOYEE SHARE PURCHASE PLAN

Risk free interest rate                                        5.32%    5.98%    4.58%
Dividend yield                                                 3.01%    2.91%    1.73%
Volatility  factor of the  expected  market price of the
   Company's common shares                                      .267     .276     .313
Expected life for the options (in years)                       1.00     1.00     1.00

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

(in thousands, except for per common
 share information)                       2001        2000         1999
                                       ----------  ----------   ----------

Net income as reported                 $    8,857  $   10,078   $    8,379
Pro forma net income                   $    8,539  $    9,715   $    7,936
Pro forma earnings per common share:
    Basic                              $     1.17  $     1.29   $     0.99
    Diluted                            $     1.17  $     1.29   $     0.98

A summary of the Company's stock option activity and related information for the years ended December 31 follows:


                                                           LONG-TERM PERFORMANCE COMPENSATION PLAN
      (common shares in thousands)                 2001                      2000                     1999
                                          ------------------------ ------------------------- ------------------------
                                                       WEIGHTED                 WEIGHTED                  WEIGHTED
                                                       AVERAGE                   AVERAGE                  AVERAGE
                                                       EXERCISE                 EXERCISE                  EXERCISE
                                           SHARES       PRICE       SHARES        PRICE       SHARES       PRICE
                                          ---------- ------------- ---------- -------------- ---------- -------------

Outstanding at beginning of year              862       $  9.24        671       $   9.60        499       $  8.89
Granted                                       224          8.63        229           8.25        183         11.56
Exercised                                     (93)         8.83         --             --         (6)         9.00
Expired/forfeited                             (78)         8.68        (38)          9.59         (5)        11.30
                                          ----------               ----------                ----------
Outstanding at end of year                    915       $  9.18        862       $   9.24        671       $  9.60
                                          ==========               ==========                ==========


                                                                 2001         2000         1999
                                                                 -----        -----        -----
Weighted average fair value of options granted during
   year                                                          $2.00        $2.18        $3.44
                                                                 =====        =====        =====

Options exercisable at end of year                                 732          687          519
                                                                 =====        =====        =====
Weighted average exercise price of options exercisable
   at end of year                                                $9.35        $9.27        $9.23
                                                                 =====        =====        =====

Options available for grant at December 31, 2001                  301
Price range of options at December 31, 2001                 $8.25 to $12.38
Weighted average remaining contractual life                       2.88

10. LEASES AND RELATED COMMITMENTS

Railcar leasing activities:

The Company is a lessor of railcars. The majority of railcars are leased to customers under operating leases that may be either net leases or full service leases, under which the Company provides maintenance and fleet management services. The Company also provides services to financial intermediaries to which it has sold railcars and locomotives in non-recourse lease transactions. Fleet management services generally include maintenance, escrow, tax filings and car tracking services.

Many of the Company's leases provide for renewals. The Company also generally holds purchase options for railcars it has sold and leased-back from a financial intermediary, and railcars sold in non-recourse lease transactions.

Lease income from operating leases to customers and rental expense for railcar leases were as follows:

                                                                    YEAR ENDED DECEMBER 31
                    (in thousands)                            2001            2000           1999
                                                        --------------   -------------   --------------

Rental and service income - operating leases                 $  9,896         $  9,497      $  9,811
                                                        ==============   =============   ==============

Rental expense                                               $  4,387         $  4,778      $  5,405
                                                        ==============   =============   ==============

Future minimum rentals and service income for all noncancelable railcar operating leases greater than one year are as follows:


                                         FUTURE RENTAL AND           FUTURE
           (in thousands)                SERVICE INCOME -            MINIMUM
                                         OPERATING LEASES        RENTAL EXPENSE
                                      ----------------------   --------------------
Year ended December 31
2002                                            $10,150                  $ 5,838
2003                                              8,126                    5,431
2004                                              6,336                    3,838
2005                                              4,988                    2,387
2006                                              3,564                    1,417
Future years                                     12,653                    5,656
                                      ----------------------   --------------------
                                                $45,817                  $24,567
                                      ======================   ====================

Other leasing activities:

The Company, as lessee, leases real property, vehicles and other equipment under operating leases. Certain of these agreements contain lease renewal and purchase options. Net rental expenses under these agreements was $6.4 million, $6.1 million and $5.6 million in 2001, 2000 and 1999, respectively. Future minimum lease payments under these agreements are as follows: 2002--$4.6 million; 2003--$3.4 million; 2004--$2.4 million; 2005--$2.1 million; 2006--$0.8 million;
and $0.6 million thereafter.

11. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The Company's expense for its defined contribution plans amounted to $1.4 million, $1.4 million and $1.3 million in 2001, 2000 and 1999, respectively. The Company also provides certain health insurance benefits to employees including retirees.

Following are the details of the liability and funding status of the pension and postretirement benefit plans:

                   (in thousands)                           PENSION BENEFITS            POSTRETIREMENT BENEFITS
                                                           2001           2000             2001         2000
                                                      ---------------  --------------  ------------  ------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                   $25,151          $21,376        $ 11,372     $  9,390
Service cost                                                1,884            2,062             610          434
Interest cost                                               1,560            1,625           1,224          766
Actuarial (gains)/losses                                     (121)           1,232           6,493        1,232
Plan amendment                                                 --               --              --          185
Participant contributions                                      --               --              73           44
Benefits paid                                              (1,515)          (1,144)           (822)        (679)
                                                      ---------------  --------------  ------------  ------------
Benefit obligation at end of year                          26,959           25,151          18,950       11,372
                                                      ---------------  --------------  ------------  ------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year             26,117           26,364              --           --
Actual losses on plan assets                               (1,671)            (850)             --           --
Company contributions                                       1,549            1,747             749          635
Participant contributions                                      --               --              73           44
Benefits paid                                              (1,515)          (1,144)           (822)        (679)
                                                      ---------------  --------------  ------------  ------------
Fair value of plan assets at end of year                   24,480           26,117              --           --
                                                      ---------------  --------------  ------------  ------------
Funded (underfunded) status of plans at
end of year                                                (2,479)             966         (18,950)     (11,372)
Unrecognized net actuarial loss                             5,369            1,478           9,825        3,735
Unrecognized prior service cost                               115              142              --           --
Unrecognized net transition obligation                         --               --           1,217        1,328
                                                      ---------------  --------------  ------------  ------------
Prepaid (accrued) benefit cost                            $ 3,005          $ 2,586        $ (7,908)    $ (6,309)
                                                      ===============  ==============  ============  ============

Amounts recognized in the consolidated balance sheets at December 31 consist of:


                   (in thousands)                           PENSION BENEFITS         POSTRETIREMENT BENEFITS
                                                            2001           2000          2001         2000
                                                      --------------- -------------- ------------ ------------
Accrued expenses                                         $ (1,243)       $ (1,273)      $     --     $     --
Pension and postretirement asset (liability)                4,248           3,859         (7,908)      (6,309)
                                                      --------------- -------------- ------------ ------------
Net amount recognized                                    $  3,005        $  2,586       $ (7,908)    $ (6,309)
                                                      =============== ============== ============ ============

In 2000, as part of its purchase of the U.S. ProTurf(R) assets, the Company assumed certain postretirement benefit obligations with regard to a group of employees that were hired. This additional obligation of $185 thousand is shown above as a plan amendment in 2000. Included in pension and postretirement benefits are $1.6 million and $1.2 million at December 31, 2001 and 2000, respectively, of deferred compensation for certain employees who, due to Internal Revenue Service guidelines, may not take full advantage of the Company's primary defined contribution plan. Assets funding this plan are recorded at fair value in prepaid expenses and other current assets.

Amounts applicable to a Company defined benefit plan with accumulated benefit obligations in excess of plan assets are as follows:


                 (in thousands)                             2001       2000
                                                          -------    -------

Projected benefit obligation                              $   933    $ 1,026
                                                          =======    =======
Accumulated benefit obligation and additional liability   $   137    $   192
                                                          =======    =======
Minimum liability reduction                               $  --      $  (407)
Intangible asset adjustment                                  --          167
                                                          -------    -------
                                                             --         (240)
Tax benefit                                                  --           96
                                                          -------    -------
Other comprehensive income                                $  --      $  (144)
                                                          =======    =======

Following are components of the net periodic benefit cost for each year:

                                                          PENSION BENEFITS              POSTRETIREMENT BENEFITS
                 (in thousands)                       2001       2000       1999       2001       2000       1999
                                                   ---------- ---------- ---------- ---------- ---------- ----------

Service cost                                        $ 1,884    $ 2,062    $ 1,996     $  610     $  434     $  343
Interest cost                                         1,560      1,625      1,359      1,224        766        604
Expected return on plan assets                       (2,366)    (2,353)    (1,956)        --         --         --
Amortization of prior service cost                       26         26         26         --         --         --
Recognized net actuarial loss                            25         73         32        420        157        112
Amortization of net transition obligation                --         --         --        111        111        111
                                                   ---------- ---------- ---------- ---------- ---------- ----------
Benefit cost                                        $ 1,129    $ 1,433    $ 1,457     $2,365     $1,468     $1,170
                                                   ========== ========== ========== ========== ========== ==========


                                                            PENSION BENEFITS          POSTRETIREMENT BENEFITS
                                                           2001           2000          2001          2000
                                                      --------------- -------------- ------------ -------------
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31

Discount rate                                                7.25%           7.5%         7.25%         7.5%
Expected return on plan assets                               9.0%            9.0%           --           --
Rate of compensation increases                               4.0%            4.0%           --           --
Health care cost trend rate                                   --              --          8.0%          5.5%

The health care cost trend rate of 8.0% is assumed to decline 0.5% per year to 5.0% and remain at that level thereafter.

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:


                        (in thousands)                           ONE-PERCENTAGE-POINT
                                                                 INCREASE   DECREASE
                                                                ---------- ----------
Effect on total service and interest cost components in 2001      $  373    $  (291)
Effect on postretirement benefit obligation as of December
    31, 2001                                                       3,272     (2,616)

To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $4.5 million and $3.0 million at December 31, 2001 and 2000, respectively, and are included in prepaid expenses and other current assets.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the Company's cash equivalents, margin deposits, short-term borrowings and certain long-term borrowings approximate their carrying values since the instruments are close to maturity and/or carry variable interest rates based on market indices. The Company accounts for investments in affiliates on the equity method. The estimated fair value of these investments could not be obtained without incurring excessive costs as they have no quoted market price.

Certain long-term notes payable and the Company's debenture bonds bear fixed rates of interest and terms of up to fifteen years. Based upon current interest rates offered by the Company on similar bonds and rates currently available to the Company for long-term borrowings with similar terms and remaining maturities, the Company estimates the fair values of its long-term debt instruments outstanding at December 2001 and 2000 as follows:

                                  ---------------     ----------
  (in thousands)                  CARRYING AMOUNT     FAIR VALUE
                                  ---------------     ----------
2001:
  Long-term notes payable            $31,284           $32,695
  Debenture bonds                     31,250            32,189
                                     -------           -------
                                     $62,534           $64,884
                                     =======           =======
2000:
  Long-term notes payable            $22,191           $22,424
  Debenture bonds                     25,863            24,773
                                     -------           -------
                                     $48,054           $47,197
                                     =======           =======

13. BUSINESS SEGMENTS

The Company's operations include four reportable business segments that are distinguished primarily on the basis of products and services offered. The Agriculture segment includes grain merchandising, the operation of terminal grain elevator facilities and the manufacture and distribution of agricultural inputs, primarily fertilizer, to dealers and farmers. The Processing segment includes the production and distribution of lawn care and corncob-based products. The Rail segment includes the leasing, marketing and fleet management of railcars and locomotives, railcar repair and metal fabrication. The Retail segment includes the operation of six large retail stores, a distribution center and a lawn and garden equipment sales and service shop.

Included in the Other segment are the operations of several smaller businesses and corporate level amounts not attributable to an operating segment. These smaller businesses included the operations of ten auto service centers (a joint venture that was sold in March 2000) and the marketing of the Company's excess real estate.

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


           2001               AGRICULTURE    PROCESSING        RAIL          RETAIL       OTHER        TOTAL
---------------------------- -------------- ------------- ---------------- ------------ ----------- -------------
REVENUES FROM EXTERNAL
   CUSTOMERS                  $ 662,790     $ 112,827      $  31,061      $ 177,949          --        $ 984,627
INTER-SEGMENT SALES               5,645         1,212            930           --            --            7,787
OTHER INCOME                      1,196           300            248            618         1,141          3,503
GAIN ON INSURANCE
   SETTLEMENT                       338          --             --             --            --              338
INTEREST EXPENSE (INCOME) (a)     6,179         3,428          1,846          1,900        (1,783)        11,570
OPERATING INCOME (LOSS)          19,765        (7,654)          (349)         1,868        (1,699)        11,931
IDENTIFIABLE ASSETS             244,289        84,709         45,037         57,289        22,752        454,076
CAPITAL EXPENDITURES              5,845         1,549            166            907           688          9,155
RAILCAR EXPENDITURES               --            --           21,790           --            --           21,790
DEPRECIATION AND
   AMORTIZATION                   6,399         2,341          2,432          2,426           666         14,264

           2000               AGRICULTURE    PROCESSING        RAIL          RETAIL       OTHER        TOTAL
---------------------------- -------------- ------------- ---------------- ------------ ----------- -------------
Revenues from external
   customers                  $ 648,410     $ 107,434      $  18,972      $ 183,817     $   2,489      $ 961,122
Inter-segment sales               5,896         1,280          1,029           --            --            8,205
Other income                      1,204           358            233            611         1,583          3,989
Gain on sale of business
                                   --            --             --             --             992            992
Gain on insurance
   settlement                     2,088          --             --             --            --            2,088
Interest expense (income) (a)     6,186         3,424          1,748          1,706        (1,235)        11,829
Operating income (loss)          14,301        (3,470)         1,003          3,246          (716)        14,364
Identifiable assets             215,927        87,092         41,548         60,178        28,451        433,196
Capital expenditures (b)          9,648         9,276             72          1,484           488         20,968
Railcar expenditures               --            --           16,245           --            --           16,245
Depreciation and
   amortization                   6,223         2,032          1,417          2,755           692         13,119



           1999               AGRICULTURE     PROCESSING        RAIL          RETAIL         OTHER           TOTAL
---------------------------- -------------- ------------- ---------------- ------------   -----------   -------------
Revenues from external
   customers                    $673,523        $84,990         $55,325       $180,887        $11,197      $1,005,922
Inter-segment sales                3,867          1,373             969           --             --             6,209
Other income                         761            471             161            435          2,367           4,195
Interest expense (income)
   (a)                             6,036          1,720           1,132          1,712         (1,083)          9,517
Operating income (loss)            6,054            (95)          4,225          2,645           (870)         11,959
Identifiable assets              183,370         58,416          31,653         61,311         42,026         376,776
Capital expenditures               8,181          6,589             266          2,140          1,008          18,184
Railcar expenditures                --             --            40,209           --             --            40,209
Depreciation and
   amortization                    5,787          1,285             764          2,433          1,013          11,282

(a) The interest income reported in the Other segment includes net interest income at the corporate level. These amounts result from a rate differential between the interest rate on which interest is allocated to the operating segments and the actual rate at which borrowings are made.

(b) Capital expenditures in 2000 include assets purchased in exchange for common stock and long-term liabilities.

Grain sales for export to foreign markets amounted to approximately $191 million, $172 million and $146 million in 2001, 2000 and 1999, respectively. In 1999, sales of rail equipment totaling $18 million were made to a foreign customer.

Grain sales of $122 million, $153 million and $162 million in 2001, 2000, and 1999, respectively, were made to an unaffiliated customer.


THE ANDERSONS 2001 ANNUAL REPORT

CORPORATE OFFICERS            BOARD OF                  DR. SIDNEY RIBEAU(2)(3)       INVESTOR
------------------            DIRECTORS                 President                     INFORMATION
DENNIS J. ADDIS               ---------                 Bowling Green State           ------------
President,                    DONALD E. ANDERSON(3)     University                    CORPORATE OFFICES
Wholesale Fertilizer          Director of Science,                                    The Andersons, Inc
Division                      Retired                   CHARLES A.                    480 West Dussel Drive
                              The Andersons, Inc.       SULLIVAN(1)(3)                Maumee, OH  43537
DANIEL T. ANDERSON                                      Chairman & Chief              419-893-5050
President, Retail Group       MICHAEL J. ANDERSON(3)    Executive Officer             www.andersonsinc.com
                              President & Chief         Interstate Bakeries Corp      --------------------
MICHAEL J. ANDERSON           Executive Officer                                       TRANSFER AGENT &
President & Chief             The Andersons, Inc.       JACQUELINE F.                 REGISTRAR
Executive Officer                                       WOODS(2)(3)
                              RICHARD M. ANDERSON(3)    Retired President             Computershare Investor
RICHARD M. ANDERSON           President, Processing     Ameritech Ohio                Services, LLC
President, Processing         Group                                                   2 North LaSalle Street
Group                         The Andersons, Inc.       (1) Audit Committee           Chicago, IL  60602
                                                        (2) Compensation              312-588-4991
RICHARD P. ANDERSON           RICHARD P. ANDERSON(3)        Committee
Chairman                      Chairman                  (3) Nominating                FORM 10-K
                              The Andersons, Inc.           Committee                 The Andersons' 2001
DALE W. FALLAT                                                                        Form 10-K, filed in mid-
Vice President,               THOMAS H.                 INDEPENDENT                   March 2002 with the
Corporate Services            ANDERSON(3)               ACCOUNTANTS                   SEC, is available to
                              Chairman Emeritus                                       stockholders and
PHILIP C. FOX                 The Andersons, Inc.       PricewaterhouseCoopers        interested individuals
Vice President,                                         LLP, Toledo, OH               without charge by
Corporate Planning            JOHN F. BARRETT(2) (3)                                  writing or calling
                              President & Chief         NASDAQ SYMBOL                 Investor Relations.
CHARLES E. GALLAGHER          Executive Officer         The Andersons, Inc.
Vice President Human          The Western & Southern    common shares are             INVESTOR RELATIONS
Resources                     Life Insurance Co.        traded on the Nasdaq          Gary L. Smith
                                                        National Market tier of       Vice President, Finance
RICHARD R. GEORGE             PAUL M. KRAUS(3)          The Nasdaq Stock              & Treasurer
Vice President &              Attorney                  Market under the symbol       419-891-6417
Controller                    Marshall & Melhorn        ANDE                          gary_smith@andersonsinc.com
                              LLC
BEVERLY J. MCBRIDE                                      SHAREHOLDERS                  ANNUAL MEETING
Vice President, General       DONALD L. MENNEL(1)(3)                                  The annual
Counsel & Corporate           President & Treasurer     As of March 1, 2001,          shareholders' meeting
Secretary                     The Mennel Milling        there were 7,317,446          of The Andersons, Inc.
                              Company                   shares of common stock        will be held at The
HAROLD M. REED                                          outstanding: 864              Andersons'
President, Grain              DAVID L. NICHOLS(1)(3)    shareholders of record        Conference Center,
Division                      President & Chief         and approximately 1,600       535 Illinois Ave,
                              Operating Officer,        shareholders for whom         Maumee, OH at 10:30
RASESH H. SHAH                Rich's/Lazarus/           security firms acted as       a.m. on April 25,
President, Rail Group         Goldsmith's Division      nominees.                     2002.
                              of Federated
GARY L. SMITH                 Department Stores, Inc.
Vice President, Finance
& Treasurer


OUR MISSION

We firmly believe that our company is a powerful vehicle through which we channel our time, talent, and energy in pursuit of the fundamental goal of serving God by serving others.

Through our collective action we greatly magnify the impact of our individual efforts to:
-    Provide extraordinary service to our customers
-    Help each other improve
-    Support our communities
-    Increase the value of our Company






The Andersons, Inc.
480 West Dussel Drive
Maumee, Ohio 43537