Form 10-K, Exhibit 13
period 2002-12-31
ANDERSONS INC
filed 2003-03-19
CIK 821026

                                                                               .
                                                                               .
                                                                               .







THE ANDERSONS 2002 ANNUAL REPORT

TABLE OF CONTENTS


Financial Highlights                                                                         1
Letter to Shareholders                                                                     2-4
Agriculture Group                                                                          6-7
Processing Group                                                                           8-9
Rail Group                                                                               10-11
Retail Group                                                                             12-13
Selected Financial Data                                                                     14
Report of Independent Accountants                                                           15
Consolidated Financial Statements                                                        16-19
Management's Discussion & Analysis                                                       20-23
Notes to Consolidated Financial Statements                                               24-36
Officers & Directors Data                                                          Inside Back


                          [Pie Chart]                 [Pie Chart]                [Bar Chart]
                              2002                     BEGINNING            2002 OPERATING INCOME
                            REVENUES               ALLOCATED CAPITAL
                       YEAR: $1.1 BILLION           (AS OF (1/1/02)          TOTAL: $19.8 MILLION
                                                 TOTAL:  $202 MILLION

Agriculture                     70.8%                       39.9%                       $19.0
Processing                      10.6%                       21.7%                        (1.3)
Rail                             1.7%                       19.4%                         1.5
Retail                          16.9%                       19.0%                         4.0
Other                              --                          --                        (3.4)
                   ----------------------------------------------------------------------------------
                               100.0%                      100.0%                       $19.8
                   ==================================================================================


2002 ACCOMPLISHMENTS

-       Earned a record $1.79 per diluted share vs. $1.21 per diluted share in
        2001

-       Shareholders enjoyed a 30% total return

-       Revenues grew 9% to $1.1 billion

-       Strong cash flow added working capital and reduced long-term debt

- Plant Nutrient achieved a record performance and Grain had its second best year ever

-       Signed letter of intent to form an LLC with Lansing Grain Company

-       Railcar utilization rate improved 10% in 2002

-       Retail's income grew by 114% in 2002

- Retail added fresh meat in Toledo and Woodville and started reset of Woodville store

- Achieved significant turnaround in Processing Group through improved efficiencies and cost reductions

- Created an alliance with Powerspan Corp., developer of multi-pollutant control technology for power plants, to produce and market electro-catalytic oxidation fertilizer co-products.

- Joined ICG Commerce's e-Procurement services to improve purchasing efficiencies

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

FINANCIAL HIGHLIGHTS


    (in thousands, except for per share and performance data)            2002             2001           % CHANGE
                                                                    --------------- ----------------- ----------------

OPERATIONS
Grain sales & revenues                                                   $  583,254      $  480,219          21.5%
Fertilizer, retail & other sales                                            492,580         504,408          (2.3%)
                                                                    --------------- -----------------
TOTAL SALES & REVENUES                                                   $1,075,834      $  984,627           9.3%
                                                                    =============== =================
Gross profit - grain                                                     $   51,180      $   52,029          (1.6%)
Gross profit - fertilizer, retail & other                                   114,196         107,316           6.4%
                                                                    --------------- -----------------
TOTAL GROSS PROFIT                                                       $  165,376      $  159,345           3.8%
                                                                    =============== =================
Other income / gains (net)                                               $    3,741      $    3,841          (2.6%)
Income before income taxes and cumulative effect of accounting
   change                                                                    19,834          11,931          66.2%
Net income                                                                   13,319           8,857          50.4%
Effective tax rate                                                             32.8%           24.2%         35.5%
Weighted average shares outstanding                                           7,283           7,281            --

PER SHARE DATA
Net income - basic                                                            $1.83           $1.22          50.0%
Net income - diluted                                                           1.79            1.21          47.9%
Dividends paid                                                                 0.26            0.26            --
Year end market value                                                         12.70           10.00          27.0%

PERFORMANCE
Pretax return on beginning equity                                              20.9%           13.3%
Net income return on beginning equity                                          14.0%            9.9%
Funded long-term debt to equity ratio                                      .80-TO-1        .96-TO-1
Number of employees                                                           2,958           3,035

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND
  AMORTIZATION (EBITDA)
Income before income taxes and cumulative effect of
  accounting change                                                         $19,834         $11,931
Depreciation and amortization                                                14,314          14,264
Interest                                                                      9,812          11,570
                                                                    --------------- -----------------
EBITDA                                                                       43,960          37,765
Interest to carry grain inventories                                          (3,398)         (4,065)
                                                                    --------------- -----------------
EBITDA (net of interest to carry grain inventories)                         $40,562         $33,700
                                                                    =============== =================


Shareholders and friends,

The Andersons celebrated its 55TH year of growth and success in 2002 with a record-setting performance. Net income was $13.3 million or $1.79 per diluted share for 2002 compared to $8.9 million or $1.21 per diluted share in 2001. Total revenues of $1.1 billion for 2002 rose 9% above revenues reported in 2001. Our shareholders have enjoyed excellent total returns (market price plus dividends) over the past two years - 30% in 2002 and 19% in 2001. Equity investors are returning to essential and basic industries for protection and long-term value as a result of the slowing economy, poor equity markets, and low bond interest rates. Agribusiness has been a good alternative for investors in these trying times.

The company's record performance and tight control over capital spending in 2002 strengthened our balance sheet. As a result, all measurements of working capital and leverage have improved. We are at our targeted long-term funded debt-to-equity ratio of 0.8 to 1.

Your company is committed to deliver quality, integrity, honesty, and fairness in its products, services, and reporting. We are also committed to creating value for our customers, shareholders, communities and employees. We are stewards of precious resources, we endeavor to honor God, and be respectful of each other in our efforts. Since we are a company of people engaged in these pursuits, we have featured a few of our 3,000 employees in the 2002 annual report. Our PEOPLE make it happen! We only wish we could feature more of them.

The AGRICULTURE GROUP achieved its second best operating performance, finishing slightly behind its 2001 performance. While grain production in the region was below average due to last year's wet planting and summer drought conditions, margin on grain sales was strong. Overall, earnings from grain storage were lower than 2001. The Plant Nutrient Division (formerly the Wholesale Fertilizer and Farm Center Divisions) reported a 7% increase in fertilizer sales volume. Attention to expenses, inventory positions, margin control and facility utilization were key to their success.

The other three business units all reported significant improvement for 2002. The RETAIL GROUP reported 114% higher income in 2002 over that reported in 2001. Retail achieved slightly higher sales, but most significant improvement came from vigilant attention to gross profit and operating expenses. Lower railcar lease rates and the slowing economy continue to impact the RAIL GROUP. However, with improved fleet utilization and reduced carrying costs, Rail reported its best performance since 1999. The PROCESSING GROUP made the most significant turn around. Although not yet in the black, improved plant utilization, better control over raw material costs and right sizing the business all played a part in Processing's improved performance in 2002.

On the CORPORATE side, we were blessed with lower interest rates, but burdened with higher employee benefit and insurance costs. In spite of these higher costs, we kept a purposeful tight rein on operating, administrative and general expenses, which in total were slightly below those of 2001. For more details on last year's performance, see the business review pages in this report.

The prospects for 2003 are good. At this point we do not believe we can exceed the record performance we had in 2002; however, we expect to capitalize on many of the competencies we have built over the last 55 years. We have always stated our performance will reflect the cyclical and seasonal nature of our industries. The weak 2002 harvest will negatively impact 2003 income, but these are expected road bumps we manage through from time to time. It comes with the industry.

We have a long history of physical handling, storing, maintaining, formulating, transporting and financial management of bulk materials. Our experience has provided us with the opportunity to enhance those bulk materials into value added products and services that provide solutions for our customers. Our strategic financial goals include increasing market value, specific growth objectives for each Group and attaining targeted levels of income by 2005. Achieving these goals is more than asset and cost control alone. It requires finding the future products and services to serve current and new customers who will be the future source of sales and profit.

The AGRICULTURE GROUP, which includes the Grain Division and Plant Nutrient Division (PND), forms our largest investment and the base on which most of our other businesses were created. We continue to believe population growth, demand for improved diets and higher standards of living will benefit those invested in the U.S. agriculture system, including The Andersons.

The Grain Division ended 2002 with 56 million bushels of grain in storage, which is a good starting point. However, with last year's poor harvest, we are predicting lower storage income for 2003 as we expect grain inventory to be shipped earlier than usual. On the positive side, winter wheat plantings in our region are estimated to be 2.9 million acres, 23% above last year, which should provide opportunities in 2003. Higher corn prices should also encourage producers to increase plantings in 2003, and higher corn production offers us more margin opportunity than on soybeans. Grain supply and demand are directly impacted by good growing conditions in our marketing region; consequently, much of 2003's performance is dependent on the fall harvest.

Producers make huge investments in the next growing season - inputs, rent, equipment, land, etc. To help them make complex decisions about crop production and marketing, we offer our Crop Revenue Profiler(R) software program. This software program integrates the variables of crop insurance and government programs with our grain marketing philosophy to help producers achieve a more predictable result, thus reducing the impact of volatile crop prices. When our customers are successful, it enhances our profitability.

We continue to develop our progressive grain marketing tools, such as Freedom ContractsSM, to assist producers in pricing decisions. In 2002 we began taking these contracts and marketing ideas outside our historic marketing region. What we call "portable originations" has been a way to contract with and serve customers without physically handling the grain. In addition, we have developed web-based customer contracts, statements and other information to help customers track and manage their contract positions.

In 2003, the Grain Division became a minority investor in Lansing Grain Company LLC, which is a 77-year old grain trading business with offices in Michigan, Minnesota, and Kansas. This investment should benefit both parties as we serve different market sectors and geographic regions.

The Plant Nutrient Division's focus is on consistent, dependable year-round logistics and supply. Higher grain prices and the newly signed U.S. Farm Bill are positive signs for PND in 2003. Cash flow at the producer level is reported to be strong, which should allow producers to buy the necessary inputs for the 2003 planting season. The division continues to add capacity and re-capitalize existing assets to provide customers with a complete line of nutrient inputs and services.

In addition, PND is investing more time and talent to serve the specialty agriculture, industrial and non-agricultural markets. Several new products introduced in the past year include liquid roadway and runway de-icers and anti-icers, specialty biological nutrients for wastewater treatment and specialty nutrients for agriculture.


In the RAIL GROUP, railcar prices and lease rates are beginning to stabilize, which is a positive sign for 2003. Although new railcar production has been cut dramatically in recent years, there is usually demand for less expensive rebuilt-cars. We are positioned to meet this demand with rolling stock and our railcar repair and fabrication shops. Not only can these facilities repair and rebuild cars, it can also design and build bulkheads, gates, and hatches to match customer demand. With capabilities both in the railcar repair and fabrication business, it's easier to meet customer needs in the lease business. Our goal is to be the Total Rail Solutions(SM) provider for our railcar customers. Plans are for Rail to add a new repair facility in South Carolina in 2003.

Rail had 5,699 railcars under management at the end of 2002, 5% more than in 2001. In addition, we have 51 locomotives under management. We ended 2002 with 85% of the railcars under management in service. This is up 10% from 2001, a huge improvement. Our utilization objective in 2003 is to be at 90%. We continue to believe this business can grow at a 20% annual rate for the near future. We have found opportunities by purchasing railcars with attached leases from investors looking to re-balance or modify their portfolios. With the sluggish economy, our focus is on short-term lease deals (where the largest demand is), diligent management of railcars, monitoring credit quality, valuation and positions, and stepping up our sales and marketing efforts.

The PROCESSING GROUP made a sizable turnaround in 2002 and expects to be in the black in 2003. The business was reorganized to capture efficiencies in the areas of marketing, operations, and reporting/systems. We are implementing a cost system and are studying total IT systems needs. We have better control over ingredient costs by sourcing raw material earlier, margins have improved, and we are paying very close attention to working capital usage. We still have more work to do in order to get Processing to achieve an acceptable return.

Lawn fertilizer shipments increased 3% in 2002, and they are expected to grow 3% in 2003. The "big box retail" consumer lawn fertilizer business is dynamic. However, because these larger customers have greater demands, change can be rewarding or painful. We have successfully served this market for decades and continue to believe we have opportunity to profitably add value as a private label supplier to the industry. For 2003 we landed a new international private label for U.S. distribution and expect this relationship to grow in future years.

Our professional turf business, Andersons Golf Products(TM), has stabilized and is expected to grow by 8% in 2003. Our goal for this business is to increase distribution to New England and the Southeastern U.S.

The Processing Group's other businesses, cob-based carriers and animal bedding/litter products, were modestly profitable in 2002. There are a number of new products being tested in the marketplace that show promise for 2003.

Our RETAIL GROUP'S focus on MORE FOR YOUR HOME(R) is paying off as noted by their 2002 improved performance. The addition of a fresh meat market in the Maumee Store was such a huge success that we added similar markets to the Toledo and Woodville stores. The addition complements our deli, bakery, produce and wine offerings and gives customers the convenience of one-stop food shopping. We are now considering fresh meat markets for our Central Ohio stores as well.

This year we are rolling out a new shopping concept at our Woodville store designed to increase the average per-customer sale. The new store concept features a floor plan that improves customer flow and significantly increases the number of merchandise end-caps to more prominently feature selected merchandise.

Margins are up in 2002 as a result of vigilant control over markdowns. We will focus on inventory turns, in-stock performance, labor utilization efficiency and improved technologies in 2003.

The most important issue for Retail is growth - will there be a seventh store? We have been evaluating our long-term growth potential, testing site selection models and investigating a few specific sites. We expect to finalize a decision in 2003.

On the ADMINISTRATIVE front we have been watchful of our operating, administrative and general expenses, developing and extending our use of ERP systems and technology, and intensifying strategic sourcing and procurement efforts to find more efficient and less expensive business practices.

Interest expense improved by $1.8 million in 2002, mainly from lower interest rates. As a result of the lower interest rate environment, we made a number of capital market moves that we believe will benefit the company in 2003 and beyond. In November, we completed a $200 million short and long-term credit line syndicated with six major banks. In addition, we restructured our long-term debt, increasing the fixed rate portion to 90% of the total outstanding. Net working capital is up by 7%. Capital spending was managed very closely and as a result, operating cash flow was strong, all of which strengthened the year-end balance sheet.

Our balance sheet has grown to over $469 million in total assets. Most of the asset growth is in grain inventories. Contrary to the way most non-commodity businesses operate, high grain inventories are generally a positive indicator for the near future. In our remaining businesses, we are striving to use working capital more efficiently.

We expected an improvement in operating income in 2002 and that was accomplished. We thank our 3,000 hard working, creative and dedicated employees who provide extraordinary products and service to our customers.

We are grateful to them, to our customers and suppliers, and to you our shareholders. We believe in honesty, integrity, and mutual respect for our employees, customers and shareholders. These values will prevail at The Andersons.

One final note. We want to extend our thanks to two long-time board members, Don Anderson and Rick Anderson, who are stepping down this year. Their dedication and guidance for the past 14 years have been invaluable. In the future, the board's governance / nominating committee will be seeking candidates to fill these two vacancies. Their choices will reflect The Andersons' commitment to a diversified board with a majority of non-management directors that represent a wide range of interests and business philosophies.

Sincerely

/s/ Mike
Mike Anderson, CEO & President

/s/ Dick
Dick Anderson, Chairman of the Board

WITH THANKS

Don Anderson
Director, 1988-2002

One of the six children of our founder Harold Anderson, Don's career with the company started at its inception in 1947 and continued to his retirement in 1996 as Director of Science. For the last 15 years Don has shared his wisdom and expertise as a member of our Board of Directors. Don is stepping down from the Board this year. We want to express our sincere thank you to him for his many years of service and dedication to The Andersons.

Rick Anderson
Director, 1988-2002

Rick joined The Andersons in 1986 and has been a member of the Board of Directors for the last 15 years. Although Rick will no longer be a member of our Board, he continues to serve the Company as President of the Processing Group. Thank you to Rick for his contributions and service to The Andersons Board of Directors and for his continued leadership of our Processing Group.

AGRICULTURE GROUP

The AGRICULTURE GROUP operates grain elevators and plant nutrient formulation and distribution facilities in Ohio, Michigan, Indiana and Illinois. The group's elevators receive large quantities of grain and oilseeds (primarily corn, soybeans and wheat) from farms and country elevators in the region, store and condition it, then market it via rail or ship to domestic and export processors. The plant nutrient distribution facilities formulate and market large volumes of dry and liquid agricultural nutrients to dealers, distributors and company-owned farm centers. The group is a formulator of technologically advanced, environmentally friendly, liquid anti-icers for use in runway and roadway applications.

In 2002, the Agriculture Group's operating income was $19 million, the second highest performance in its 55-year history, topped only by the record set in 2001. Total revenues of $762 million in 2002 were almost $100 million higher than the previous year.

The drought that affected grain production in the region this past summer broke a five-year string of relatively good growing seasons in the eastern corn belt. Fewer bushels were delivered to the group's elevators, and ending corn, soybean and wheat stocks in the U.S. also declined. As a result, the group's earnings from storing grain were lower than they were in 2001. Demand from grain processors remained strong resulting in double-digit percentage price increases, excellent margins, and increased gross profit from handling and conditioning grain. The group also experienced earnings growth from its emerging AgriPartners(R) Plus, Gold and Platinum service businesses, offering various information, marketing, crop insurance programs and licensing agreements to producers and elevators throughout the corn belt.

The Plant Nutrient Division's wholesale tonnage volume increased in 2002 and gross margins remained strong. As a result, this business experienced growth in revenues, gross profit and operating income, surpassing its previous earnings record. Market share gains were achieved in its core plant nutrient formulation and distribution business through a strong customer focus, an excellent market position with basic manufacturers and strategically located assets. Twenty percent growth was achieved in the industrial and specialty agricultural customer sector as well.

The group's farm centers again achieved a modest operating profit for the year. Custom application acreage increased in 2002, and expenses were pared by consolidating some locations to improve efficiency.

A sizable portion of the Company's total spending on plant and equipment in 2002 was allocated to the Agriculture Group. In addition to numerous facility recapitalization projects, significant investments were made to improve the loadout and grain-cleaning capabilities of its river elevator in Toledo and to increase the storage capacity three-fold at its fertilizer terminal in Lordstown, Ohio to better serve the group's growing customer base in eastern Ohio, Pennsylvania and western New York. Early in 2003, the group also completed a joint venture transaction with Lansing Grain, a grain trading company, to form a new limited liability company that will serve as a platform for future growth initiatives.

[Bar Charts]

                                                                         1998    1999     2000    2001     2002
SALES & REVENUES                                                         $829    $674     $648    $663     $762
OPERATING INCOME                                                          6.7     6.1     14.3    19.8     19.0
UNIT VOLUMES
    Grain Bushel Receipts (Millions)                                      157     158      156     155      142
    Grain Bushels Shipped (Millions)                                      204     182      165     165      180
    Wholesale Fertilizer Sales and Service Tons (000)                   1,201   1,293    1,306   1,360    1,423
    Farm Center Application Acres (000)                                   333     552      479     475      491

PROCESSING GROUP

The PROCESSING GROUP manufactures turf and ornamental plant fertilizer and control products for sale by major retailers in the U.S. and is the industry's leading supplier of premium turf-care products for golf courses and other professional markets. It also produces corncob-based chemical and feed ingredient carriers, animal bedding, cat litter and ice-melter products. The group operates facilities in Maumee and Bowling Green, Ohio; Montgomery, Alabama; Pottstown, Pennsylvania; and Delphi, Indiana.

Total revenues were $114 million in 2002, slightly higher than the $113 million realized in 2001. The group's bottom line reflected a significantly larger improvement, reducing the prior year loss by more than $6 million.

The volume of turf fertilizer sold in the U.S. in 2002 was negatively impacted by the unusually dry summer throughout much of the country. The group's turf business was able to achieve a 3 percent increase in volume for the year, however, with growth in total sales to consumer and industrial accounts more than offsetting lower volumes going into professional markets. Average gross margins improved due to lower ingredient costs, primarily nitrogen, and a noticeable shift from straight fertilizers to higher-margin control products.

Retailers across the country continued to focus on controlling in-store inventories and just-in-time delivery of product to their stores. Sales of turf-care products to the golf course market were hurt when the number of golf rounds played in the U.S. declined for the third straight year.

Late in the year, the Processing Group began shipping a new line of turf-care products that consumers will begin to see on a major retailer's shelves in 2003.

The group's other businesses, primarily the manufacturing of cob-based chemical and feed ingredient carriers, animal bedding and litter products, achieved modest bottom-line improvement in 2002.

[Bar Charts]

                                                1998         1999        2000        2001         2002
SALES & REVENUES                              $ 76.4       $ 85.0     $ 107.4     $ 112.8       $114.3

OPERATING INCOME (LOSS)                       $  2.8       $ (0.1)    $  (3.5)    $  (7.7)      $ (1.3)

RAIL GROUP

The RAIL GROUP sells and leases railcars and locomotives. It also repairs and reconfigures various types of railcars to meet customer specifications, and operates a custom steel-fabrication business. The group's rail marketing business has grown significantly in recent years and now has approximately 5,700 railcars and 51 locomotives under management. The fleet consists of covered hopper cars, boxcars, open top hopper cars, gondolas, and tank cars. The group leases its rolling stock to shippers, railroads and fleet owners in a wide range of industries throughout North America.

The group's total revenues were $18.7 million in 2002. This was $12.4 million, or 40 percent, below the $31.1 million generated in 2001. Revenues from railcar and locomotive leasing and the group's two shops increased in the past year, but the absence of any significant car sales in 2002 caused total revenues to decline.

The fleet of cars managed by this group continued to grow in 2002. Significant improvement was also achieved in the utilization rate of the railcar fleet from 75 percent in 2001 to 85 percent at the end of 2002, following two successive years of decline. Because of the overall fleet growth and improved fleet utilization, more cars were in income-producing service, fewer cars were out of service, and total leasing income increased.

Operating income also improved in 2002 primarily because of the writedown of the value of certain railcars during 2001. In total, the group achieved an operating income of $1.6 million in 2002, an improvement of $1.9 million from the operating loss of $0.3 million reported for 2001.

Although no noticeable rebound has yet emerged in car values and lease rates for some types of railcars, two areas which have been in a cyclical downturn for the past three years, the group has positioned itself well and demonstrated its ability to achieve income growth through a well-managed leasing program.

The railcar repair shop and the fabrication shop performed well in 2002. The integration of these shops with the rail marketing business continues to bear fruit. As the Rail Group strives to be a Total Rail Solutions(SM) provider for its customers, some exciting opportunities are emerging. In component manufacturing, for example, the group has the ability to design a component, manufacture it, install it on a car, then lease the refurbished car to a customer. As the group continues to build the lease fleet, it is taking care to diversify it in terms of lease duration, car types, industries, customers and geographic dispersion. The Rail Group will continue to monitor credit quality of its customers diligently, and to match fund assets and liabilities as much as possible to effectively manage risk.

 [Bar Charts]

                                                1998         1999        2000        2001         2002
SALES & REVENUES                              $ 50.4       $ 55.3      $ 19.0   $    31.1       $ 18.7

OPERATING INCOME (LOSS)                       $  4.4       $  4.2      $  1.0   $    (0.3)      $  1.6

CARS UNDER MANAGEMENT
      Railcars                                 4,082        4,420       4,815       5,432        5,699
      Locomotives                                 --           30          30          51           51

RETAIL GROUP

The RETAIL GROUP operates six large stores in Ohio; three in the Toledo area, two in Columbus and one in Lima. Four are stand-alone facilities with in-store selling space of 130,000 or more square feet each. The other two are slightly smaller mall-based units. The goal of the Retail Group is to serve the needs of homeowners more effectively than competing home centers and mass merchants. The group's central message to the retail customer is MORE FOR YOUR HOME(R). The product offering includes a broad array of traditional home center merchandise-plumbing, electrical and building supplies, hardware, tools, kitchen and bath design, flooring, paint and lighting products. In addition to these, the stores feature lawn and garden products, extensive lines of housewares and domestics, workwear, pet supplies, automotive supplies and sporting goods. Each store also has an Uncommon Market(TM) with a unique offering of high quality foods including produce, a deli, a bakery, specialty gourmet foods, frozen and fresh meats, and one of the largest selections of fine wines in the Midwest.

Despite the general sluggishness reported by retailers across the country, total sales for the Retail Group grew by 1.8% this year, from $178 million in 2001 to $181 million in 2002. Operating income of $4.0 million for the year was more than double the $1.9 million realized in 2001.

Although the number of shoppers in the group's stores last year was virtually unchanged from a year ago, the average amount purchased by customers was higher and average gross margins also improved from year-earlier levels.

The addition of a fresh meat business in two more stores in 2002 was received enthusiastically by customers. All three Toledo-area stores now offer this new product category. In addition, above-average growth was achieved in several Uncommon Market(TM) product categories, most notably produce, deli and specialty foods.

The Retail Group also continued to focus heavily on operational improvements in 2002. Total store labor hours were again reduced from year-earlier levels without a reduction in customer service levels. In-stock performance showed gains, exceeding 2001's monthly levels throughout the year. Total in-stock performance was the highest it has been in the six years this metric has been measured.

In addition to numerous facility recapitalization projects, the Retail Group made a significant investment to upgrade the already very successful garden center at the Toledo store. It also began a major remodeling project at another store to test a concept that will improve product accessibility for customers and greatly increase the number of promotional displays throughout the store.

Constant attention to product mix enhancements and operational efficiency are driven by the group's desire to out-perform the competition in the customer's total shopping experience.

[Bar charts]

                                                1998         1999        2000        2001         2002
SALES & REVENUES
        Retail                                 $ 174        $ 181       $ 184       $ 178        $ 181
OPERATING INCOME
        Retail                                 $ 1.7        $ 2.6       $ 3.2       $ 1.9        $ 4.0


SELECTED FINANCIAL DATA

                                 2002            2001            2000           1999          1998
 (in thousands, except for
   per common share data)

Operating Results
  Total sales & revenues        $1,075,834        $ 984,627      $ 961,122    $1,005,922   $1,140,445
  Net income                        13,319(a)         8,857(a)      10,078(b)      8,379        9,752
  Per common share data:
    Earnings - diluted                1.79             1.21           1.34          1.03         1.20
    Dividends paid                    0.26             0.26           0.24          0.20         0.16

Balance Sheet Data
  Total assets (c)              $  469,815        $ 458,324      $ 442,965    $  379,663    $ 362,663
  Working capital                   80,830           75,228         55,260        67,939       65,898
  Long-term debt (d)                84,272           91,316         80,159        74,127       71,565
  Shareholders' equity             104,840           94,934         89,836        84,805       82,734


(a) Gains of $0.3 million ($0.2 million after tax) for insurance settlements are included in each of 2002 and 2001

(b) Gains of $2.1 million for an insurance settlement and $1.0 million on the sale of a business are Included ($2.0 million after tax).

(c)    Includes restatement of pension asset for all years presented

(d)    Excludes current portion.

QUARTERLY FINANCIAL DATA AND MARKET FOR COMMON STOCK

(in thousands, except for                             Net Income (Loss)    Common Share Quote
per common share data)                              -----------------------------------------
                                           Gross                Per Share-                       Dividends
                              Net Sales    Profit     Amount      Basic       High       Low     Declared
                           -------------------------------------------------------------------------------
Quarter Ended
           2002
March 31                     $  214,831   $  36,020   $ 1,609    $  0.22     $ 10.40    $ 9.35    $ 0.065
June 30                         301,098      49,083     8,760       1.20       13.75     10.12      0.065
September 30                    204,722      34,475       (84)     (0.01)      13.60     11.76      0.065
December 31                     355,183      45,798     3,034       0.42       13.00     11.38      0.070
                           ------------------------------------                                -----------
           Year              $1,075,834   $ 165,376   $13,319       1.83                          $ 0.265
                           ====================================                                ===========

           2001
March 31                     $  218,007   $  35,115   $  (815)   $ (0.11)    $  8.94    $ 8.03    $ 0.065
June 30                         273,064      48,260     7,274       1.00        8.88      7.50      0.065
September 30                    186,518      31,314    (1,905)     (0.26)      10.00      7.72      0.065
December 31                     307,038      44,656     4,303       0.60       10.00      8.51      0.065
                           ------------------------------------                                -----------
           Year              $  984,627   $ 159,345   $ 8,857       1.22                          $ 0.260
                           ====================================                                ===========


                        Report of Independent Accountants



To the Board of Directors and
Shareholders of The Andersons, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity, as presented on pages 16 through 19 and pages 24 through 36, present fairly, in all material respects, the financial position of The Andersons, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Toledo, Ohio
January 27, 2003

                               The Andersons, Inc.

                        Consolidated Statements of Income


                                                                         YEAR ENDED DECEMBER 31
   (in thousands, except per common share data)                 2002              2001              2000
                                                       --------------------------------------------------------

  Sales and merchandising revenues                          $   1,075,834       $   984,627       $  961,122
  Cost of sales and merchandising revenues                        910,458           825,282          804,159
                                                            ---------------------------------------------------
  Gross profit                                                    165,376           159,345          156,963

  Operating, administrative and general expenses                  139,471           139,685          137,839
  Interest expense                                                  9,812            11,570           11,829
  Other income / gains:
    Other income (net)                                              3,439             3,503            3,989
    Gain on insurance settlements                                     302               338            2,088
    Gain on sale of business                                           --                --              992
                                                            ---------------------------------------------------
  Income before income taxes and cumulative effect of
     accounting change                                             19,834            11,931           14,364
  Income tax provision                                              6,515             2,889            4,286
                                                            ---------------------------------------------------
  Income before cumulative effect of accounting change             13,319             9,042           10,078
  Cumulative effect of change in accounting principle,
     net of income tax benefit                                         --              (185)              --
                                                            ---------------------------------------------------
  Net income                                                $      13,319       $     8,857       $   10,078
                                                            ===================================================

  Per common share:
      Basic earnings                                        $        1.83       $      1.22       $     1.34
                                                            ===================================================
      Diluted earnings                                      $        1.79       $      1.21       $     1.34
                                                            ===================================================
      Dividends paid                                        $        0.26       $      0.26       $     0.24
                                                            ===================================================


The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                           Consolidated Balance Sheets


                                                                                              DECEMBER 31
                                 (in thousands)                                          2002              2001
                                                                                  -------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                             $  6,095           $  5,697
   Accounts and notes receivable:
     Trade receivables, less allowance for doubtful accounts
         of $3,014 in 2002;  $2,701 in 2001                                                59,800             51,080
     Margin deposits                                                                           --              3,756
                                                                                  -------------------------------------
                                                                                           59,800             54,836
   Inventories                                                                            256,275            238,291
   Railcars available for sale                                                                550             11,932
   Deferred income taxes                                                                    3,491              3,963
   Prepaid expenses and other current assets                                               11,675             11,954
                                                                                  -------------------------------------
Total current assets                                                                      337,886            326,673

Other assets:
   Pension asset                                                                            5,828              4,248
   Other assets and notes receivable, less allowance for doubtful notes
   receivable of $222 in 2002; $472 in 2001                                                 5,794              5,344
   Investments in and advances to affiliates                                                  969                956
                                                                                  -------------------------------------
                                                                                           12,591             10,548
Railcar assets leased to others, net                                                       26,399             26,102
Property, plant and equipment, net                                                         92,939             95,001
                                                                                  -------------------------------------
                                                                                         $469,815           $458,324
                                                                                  =====================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                        $  70,000          $  82,600
   Accounts payable for grain                                                              75,422             66,968
   Other accounts payable                                                                  60,285             50,996
   Customer prepayments and deferred income                                                21,970             22,683
   Accrued expenses                                                                        19,604             17,824
   Current maturities of long-term debt                                                     9,775             10,374
                                                                                  -------------------------------------
Total current liabilities                                                                 257,056            251,445

Deferred income                                                                               717              2,209
Other long-term liabilities                                                                   381                223
Employee benefit plan obligations                                                          12,198              9,550
Long-term debt, less current maturities                                                    84,272             91,316
Deferred income taxes                                                                      10,351              8,647
                                                                                  -------------------------------------
Total liabilities                                                                         364,975            363,390
Shareholders' equity:
   Common shares, without par value
     Authorized -- 25,000 shares
     Issued -- 8,430 shares at stated value of $0.01 per share                                 84                 84
   Additional paid-in capital                                                              66,662             66,431
   Treasury shares, at cost (1,258 in 2002; 1,174 in 2001)                                (12,558)           (10,687)
   Accumulated other comprehensive loss                                                      (815)              (964)
   Unearned compensation                                                                      (73)               (83)
   Retained earnings                                                                       51,540             40,153
                                                                                  -------------------------------------
                                                                                          104,840             94,934
                                                                                  -------------------------------------
                                                                                         $469,815           $458,324
                                                                                  =====================================



The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                      Consolidated Statements of Cash Flows


                                                                                       YEAR ENDED DECEMBER 31
                              (in thousands)                                      2002            2001         2000
                                                                            --------------------------------------------

OPERATING ACTIVITIES
Net income                                                                       $13,319          $ 8,857       $10,078
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                                14,314           14,264        13,119
     Provision for losses on accounts and notes receivable                           353              224           911
     Cumulative effect of accounting change, net of income tax benefit                --              185            --
     Gain on insurance settlements                                                  (302)            (338)       (2,088)
     Gain on sale of business                                                         --               --          (992)
     Gain on sale of property, plant and equipment                                  (406)            (336)          (35)
     Realized and unrealized (gains) losses on railcars                             (179)           1,172          (110)
     Deferred income tax provision (benefit)                                       2,709             (539)        2,242
     Other                                                                            91              368           111
                                                                            --------------------------------------------
     Cash provided by operations before changes in operating assets and           29,899           23,857        23,236
       liabilities
     Changes in operating assets and liabilities:
       Accounts and notes receivable                                              (5,249)           2,080        (6,984)
       Inventories                                                               (17,984)         (26,428)      (35,811)
       Prepaid expenses and other assets                                            (474)            (117)       (3,604)
       Accounts payable for grain                                                  8,454             (500)       (1,415)
       Other accounts payable and accrued expenses                                 8,603           (5,000)        6,274
                                                                            --------------------------------------------
Net cash provided by (used in) operating activities                               23,249           (6,108)      (18,304)

INVESTING ACTIVITIES
Purchases of property, plant and equipment                                        (9,834)          (9,155)      (16,189)
Purchases of railcars                                                             (8,203)         (21,790)      (16,245)
Purchase of U.S. ProTurf(R)and other business assets                                   --               --      (16,311)
Proceeds from sale of railcars                                                    15,985           15,376         3,821
Proceeds from sale of property, plant and equipment                                  598              951           240
Proceeds from insurance settlements                                                  302              338         2,346
Proceeds from sale of business                                                        --               --         2,133
                                                                            --------------------------------------------
Net cash used in investing activities                                             (1,152)         (14,280)      (40,205)

FINANCING ACTIVITIES
Net increase (decrease) in short-term borrowings                                 (12,600)          11,300        26,300
Proceeds from issuance of long-term debt                                          22,333           23,250       194,723
Payments of long-term debt                                                       (29,976)         (10,845)     (187,417)
Change in overdrafts                                                               2,866           (7,796)       17,827
Payment of debt issue costs                                                         (634)              --            --
Proceeds from sale of treasury shares under stock compensation plans                 840              332           363
Dividends paid                                                                    (1,903)          (1,907)       (1,819)
Purchase of treasury shares                                                       (2,625)          (1,387)       (3,944)
                                                                            --------------------------------------------
Net cash provided by (used in) financing activities                              (21,699)          12,947        46,033
                                                                            --------------------------------------------

Increase (decrease) in cash and cash equivalents                                     398           (7,441)      (12,476)
Cash and cash equivalents at beginning of year                                     5,697           13,138        25,614
                                                                            --------------------------------------------
Cash and cash equivalents at end of year                                       $   6,095        $   5,697     $  13,138
                                                                            ============================================

NONCASH INVESTING ACTIVITIES
   Acquisition of intangible assets in exchange for long-term debt                                           $    3,879
                                                                                                           =============


The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                 Consolidated Statements of Shareholders' Equity


                                                                                 Accumulated
                                                         Additional                Other
                                                 Common     Paid-in    Treasury Comprehensive    Unearned    Retained
               (in thousands)                    Shares     Capital     Shares      Loss       Compensation  Earnings     Total
                                                 ------   ----------   -------- -------------  ------------  ---------    -----

Balances at January 1, 2000                     $  84       $ 67,227  $ (7,158)    $  (144)      $   (158)  $ 24,954     $ 84,805
                                                                                                                        ----------
   Net income                                                                                                 10,078       10,078
   Other comprehensive income:
    Minimum pension liability, net of $0.1
     million income taxes                                                              144                                    144
                                                                                                                        ----------
   Comprehensive income                                                                                                    10,222
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors (130 shares)                                  (96)      607                       (148)                    363
   Issuance of shares to complete
     acquisition                                                (643)      643                                                 --
   Amortization of unearned compensation                                                              228                     228
   Purchase of treasury shares (477 shares)                             (3,944)                                            (3,944)
   Dividends declared ($0.245 per common
     share)                                                                                                   (1,838)      (1,838)
                                             --------      ---------  -------      -------         ------   --------    ----------
Balances at December 31, 2000                      84         66,488    (9,852)         --            (78)    33,194       89,836
                                                                                                                        ----------
   Net income                                                                                                  8,857        8,857
   Other comprehensive income (loss):
     Cumulative effect of accounting change                                         (1,172)                                (1,172)
     Other                                                                             208                                    208
                                                                                                                        ----------
   Comprehensive income                                                                                                     7,893
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors, net of tax (62 shares)                       (57)      552                       (163)                    332
   Amortization of unearned compensation                                                              158                     158
   Purchase of treasury shares (166 shares)                             (1,387)                                            (1,387)
   Dividends declared ($0.26 per common
     share)                                                                                                   (1,898)      (1,898)
                                             --------      ---------  -------      -------         ------   --------    ----------
Balances at December 31, 2001                      84         66,431   (10,687)       (964)           (83)    40,153       94,934
                                                                                                                        ----------
   Net income                                                                                                 13,319       13,319
   Other comprehensive income:
     Cash flow hedge activity, net of
     income tax of $0.5 million                                                        149                                    149
                                                                                                                        ----------
   Comprehensive income                                                                                                    13,468
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors, net of income tax of
     $0.3 million (132 shares)                                   231       754                       (145)                    840
   Amortization of unearned compensation                                                              155                     155
   Purchase of treasury shares (216 shares)                             (2,625)                                            (2,625)
   Dividends declared ($0.265 per common
     share)                                                                                                   (1,932)      (1,932)
                                             --------      ---------  -------      -------         ------   --------    ----------
Balances at December 31, 2002                   $  84      $  66,662  $(12,558)    $  (815)        $  (73)  $ 51,540    $ 104,840
                                             ========      =========  ========     =======         ======   ========    =========

The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS

Operating results for The Andersons, Inc. business segments are discussed in the Business Review on pages 6-13 of this annual report. In addition, Note 13 to the consolidated financial statements displays selected financial information for each of the Company's business segments. The following discussion focuses on the operating results as shown in the consolidated statements of income.

COMPARISON OF 2002 WITH 2001

Sales and merchandising revenues for 2002 totaled $1.08 billion, an increase of $91.2 million, or 9%, from 2001. Sales in the Agriculture Group were up $109.8 million, or 18%. Increased grain sales of $114.4 million included both a 9% volume increase and a 16% increase in the average price of bushels sold. All grains showed price per bushel increases and bushel volume was up for corn and wheat. Fertilizer sales were down $4.6 million, or 3%, due to a 9% decrease in the average price per ton sold, partially offset by a 7% increase in tons sold. Revenues in both grain and fertilizer businesses are significantly impacted by the market price of the commodities being sold.

Merchandising revenues in the Agriculture Group were down $11.0 million, or 23%, due to decreases in space income (before interest charges) in the grain division. Space income is income earned on grain held for our account or for our customers and includes storage fees earned and appreciation or depreciation in the value of grain owned. Grain on hand at December 31, 2002 was 56.3 million bushels, of which 13.4 million bushels were stored for others. This compares to
65.4 million bushels on hand at December 31, 2001, of which 10.4 million bushels were stored for others.

The results of the 2002 harvest were mixed with poor yields in some portions of the Company's market area. As a result, management expects that the 14% decline in grain held in the Company's facilities from year to year will negatively impact space income in the first half of 2003. The higher grain prices, however, may favorably impact the fertilizer business for the same period. Wheat acreage (planted in 2002 for harvest in July 2003) in the Company's market area has increased and management expects that corn acreage to be planted in Spring 2003 will increase as well, due to the higher corn prices. However, poor weather during the spring planting season may unfavorably impact the corn and soybean planted acreage during that time.

The Processing Group had a $1.5 million, or 1%, increase in sales and merchandising revenues resulting primarily from an overall 3% increase in lawn division tons sold, partially offset by a 3% decrease in the average price per lawn division ton sold. The industrial lawn business (where the Group is responsible only for the contract manufacturing of product and does no marketing) continues to grow in relative size, due, in part, to the movement of a large consumer customer to an industrial relationship. The Company receives less margin for industrial tons, as compared to consumer tons, because it is acting primarily as a contract manufacturer and not incurring certain sales and marketing costs. Further, the Company is no longer required to accept returns from the customer. The reduction of returns and elimination of marketing costs contributed to the sales increase. The professional lawn business continues to be impacted by general softness in the golf course market and a reduction in the number of rounds played.

The Rail Group had a $12.3 million, or 40%, decrease in sales. While lease revenue was up $1.8 million, or 14%, in 2002, sales of railcars were down $15.2 million. Sales in the fabrication and rail repair shops were up $1.1 million. Railcars under management at December 31, 2002 were 5,699 compared to 5,432 under management at December 31, 2001. Locomotives under management were 51 for both 2001 and 2002. The railcar utilization (railcars in lease service) rate increased from 75% at December 31, 2001 to 85% at the end of December 2002.

The Retail Group had a 1.8% increase in same-store sales and revenues in 2002 as compared to 2001. Individual store results were mixed, however both the Toledo and Columbus markets showed increases. In addition, three of the six stores have added a fresh meat counter since the third quarter of 2001. This business is managed by a third party and the Company earns commissions on sales of fresh meat; these commissions have been included in merchandising revenues. The Company expects that significant new competition in the Toledo market may impact sales in 2003. The Company is also in the process of testing a new store layout in one of its Toledo area stores which should improve customer flow.

Gross profit for 2002 totaled $165.4 million, an increase of $6.0 million, or 4%, from 2001. The Agriculture Group had a $0.9 million, or 1%, decrease in gross profit, in spite of the significant increase in revenues mentioned previously. Gross profit in the grain division totaled $51.2 million, a decrease of $0.8 million, or 2%. The fertilizer businesses of the Agriculture Group recognized a decrease in gross profit of $0.1 million, primarily due to a decrease in gross profit per ton, nearly offset by increased volume of fertilizer sold.

Gross profit for the Processing Group in 2002 increased $2.5 million, or 12%, when compared to 2001. Overall gross profit per ton for the Processing Group was up 11%. Although there was a 3% decrease in average price per lawn ton sold, there was also a 5% decrease in the average cost of a lawn ton. Coupled with the volume increase in the lawn division and the gross profit impact of the reduction in returns and marketing costs mentioned previously, lawn division gross profit was up $2.8 million, or 16%. The cob-based businesses experienced a decrease of $0.3 million, or 8%, in gross profit, resulting in the overall $2.5 million increase for the Group.

Gross profit in the Rail Group increased $1.5 million, or 20%. Of this increase, $0.4 million was due to the improved performance of the lease fleet primarily related to the increase in railcars in service. In addition, the Group took a $0.3 million non-cash charge to recognize a permanent impairment in the value of certain railcars in 2002; the Group took a comparable charge of $1.5 million in 2001.

Gross profit in the Retail Group increased $2.9 million, or 6%, from 2001. This was due to both the increase in sales discussed previously and a percentage point increase in margins. This margin increase results primarily from changes in product mix and better management of promotional programs and markdowns.

The Company recorded gains of $0.3 million in each of 2002 and 2001 related to insurance recoveries.

Operating, administrative and general expenses for 2002 totaled $139.5 million, a $0.2 million decrease from 2001. Full-time employees increased 2% from 2001, however, labor expense decreased $1.0 million, or 1%. The majority of the decrease relates to severance costs of $1.3 million in 2001 compared to $0.4 million in 2002. Benefit costs, however, rose 11% due to the increased cost of providing pension and health care benefits to current and former employees. In addition, the Company's performance incentive expense increased $1.3 million, which reflects the improved 2002 results when compared to 2001. Significant expense reductions were realized in rent, advertising and professional services. In addition to the benefit and performance incentive expense increases mentioned previously, increases were also realized in insurance expense and maintenance expense. In spite of actions taken to slow the growth of benefit and insurance expenses, the Company expects the trend toward higher costs to continue through 2003.

Interest expense for 2002 was $9.8 million, a $1.8 million, or 15%, decrease from 2001. Average daily short-term borrowings for 2002 were up 2% when compared to 2001 while the average short-term interest rate decreased from 5.1% for 2001 to 3.2% for 2002. Long-term interest expense decreased slightly for the same period.

As a result of the above, pretax income of $19.8 million for 2002 was 66% higher than the pretax income of $11.9 million in 2001. Income tax expense of $6.5 million was recorded in 2002 at an effective rate of 32.8%. In 2001, income tax expense of $2.9 million was recorded at an effective rate of 24.2%. The significant change in the effective tax rates between 2001 and 2002 resulted primarily from a much higher benefit from our foreign sales corporation in 2001 relative to the pretax income.

As a result of the above, the 2002 net income of $13.3 million was $4.4 million better than the 2001 net income of $8.9 million. Basic earnings per share increased $0.61 from 2001 and diluted earnings per share increased $0.58 from 2001.

COMPARISON OF 2001 WITH 2000

Sales and merchandising revenues for 2001 totaled $984.6 million, an increase of $23.5 million, or 2%, from 2000. Sales in the Agriculture segment were up $11.6 million, or 2%. Grain sales were down $13.5 million, or 3%, due to flat volumes and a 3% decrease in the average price per bushel sold. Fertilizer sales were up $25.1 million, or 17%, due to a 2% increase in volume and a 14% increase in average price per ton sold. Merchandising revenues in the Agriculture segment were up $2.8 million, or 6%, due primarily to increases in drying and mixing income, space income (before interest charges) in the grain division and licensing revenue from the Crop Revenue Profiler(R) software. Space income includes storage fees earned on grain held for our customers and appreciation in the value of grain owned. Grain bushels on hand at December 31, 2001 were 65.4 million, slightly more inventory than at December 31, 2000.

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

The Company recorded a gain of $0.3 million in 2001 related to an insurance recovery for a damaged grain tank at the Albion, Michigan facility. A tank collapse at its Webberville, Michigan wholesale fertilizer facility resulted in a 2000 gain of $2.1 million from an insurance settlement for the replacement of the fixed assets. In addition, the Company recognized a gain of $1.0 million on the sale of its 52.5% interest in Tireman.

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

Income before income taxes of $11.9 million decreased $2.5 million, or 17%, from the 2000 pretax income of $14.4 million. Income tax expense was $2.9 million, a $1.4 million, or 33%, decrease from 2000. The effective tax rate decreased significantly from the 2000 rate of 29.8% to 24.2% in 2001. This significant decrease resulted primarily from an increased benefit from the Company's foreign sales corporation.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations (before changes in operating assets and liabilities) provided cash of $29.9 million in 2002, an increase of $6.0 million from 2001. Net working capital at December 31, 2002 was $80.8 million, an increase of $5.6 million from December 31, 2001.

The Company has significant short-term lines of credit available to finance working capital, primarily inventories and accounts receivable. Effective on November 1, 2002, the Company entered into a borrowing arrangement with a syndicate of banks which provides the Company with $150 million in short-term lines of credit and an additional $50 million in a three-year line of credit. Prior to the syndication agreement, the Company managed several separate short-term lines of credit. The Company had $70.0 million outstanding on its short-term line of credit at December 31, 2002. Peak short-term borrowing during 2002 was $139.2 million on February 25, 2002. In most years, the Company's highest borrowing occurs in the spring due to seasonal inventory requirements in the fertilizer and retail businesses, credit sales of fertilizer and a customary reduction in grain payables due to the cash needs and market strategies of grain customers.

The Company utilizes interest rate contracts to manage a portion of its interest rate risk on both its short and long-term debt and lease commitments. At December 31, 2002, the fair value of these derivative financial instruments recorded in the balance sheet (primarily interest rate swaps and interest rate caps) was a net liability of $0.1 million.

Quarterly cash dividends of $0.065 per common share were paid in 2002 and 2001. A cash dividend of $0.07 per common share was declared on January 2, 2003 and was paid on January 22, 2003. The Company made income tax payments of $2.5 million in 2002. During 2002, the Company issued approximately 132 thousand shares to employees and directors under its share compensation plans.

Total capital spending for 2002 on property, plant and equipment was $9.8 million and included $1.8 million for investments in facilities and expansion in the Agriculture Group, $1.6 million for information systems and $0.7 million for retail store improvements and additions. The remaining amount of $5.7 million was spent on numerous assets and projects with no single project costing more than $0.3 million. The Company also spent $8.2 million in 2002 for the purchase of railcars and capitalized modifications on railcars that may then be sold, financed off-balance sheet or owned by the Company for lease to customers. The Company sold or financed $16.0 million of railcars during 2002. Finally, the Company completed its minority investment in a new limited liability corporation specializing in grain trading with Lansing Grain Company in January, 2003.

Certain of the Company's borrowings include provisions that impose minimum levels of working capital and equity, impose limitations on additional debt and require that grain inventory positions be substantially hedged. In addition, certain of the Company's long-term borrowings are secured by first mortgages on various facilities or are collateralized by railcar assets. The Company was in compliance with all of these provisions at December 31, 2002.

The marketability of the Company's grain inventories and the availability of short-term lines of credit enhance the Company's liquidity. In the opinion of management, the Company's liquidity is adequate to meet short-term and long-term needs.

CONTRACTUAL OBLIGATIONS

Future payments due under contractual obligations at December 31, 2002 are as follows:

                                                             Payments Due by Period
     CONTRACTUAL OBLIGATIONS
          (in thousands)             Less than 1
                                        year        1-3 years      4-5 years    After 5 years       Total
                                    ------------- ------------- --------------- -------------- --------------

Long-term debt                           $ 9,454       $14,915         $16,600        $48,928       $ 89,897
Capital lease obligations                    327           696           3,127             --          4,150
Operating leases                          10,367        14,606           6,869          9,992         41,834
Other                                        200           400             400             --          1,000
                                    ------------- ------------- --------------- -------------- --------------
Total contractual cash
  obligations                            $20,348       $30,617         $26,996        $58,920       $136,881
                                    ============= ============= =============== ============== ==============

Included in long-term debt are acquisition liabilities that include minimum royalty payments. There are additional contingent sales-based royalty payments that have not triggered to date and which are not expected to be material to the Company if they trigger in the future. The royalty period ends May 2005.

The Company had standby letters of credit outstanding of $19.2 million at December 31, 2002, of which $8.5 million are credit enhancements for industrial revenue bonds included in the contractual obligations table above.

The Company's grain inventories include the value of forward purchase contracts to buy and, to a lesser extent, forward sale contracts to sell grain. These contracts are marked to the market price and require performance in future periods. The terms of these contracts are consistent with industry standards. These contractual obligations are not included in the preceding table.

Approximately 72% of the operating lease commitments above relate to 1,934 railcars that the Company leases from financial intermediaries. See the following section on Off-Balance Sheet Transactions.

The Company is subject to various loan covenants as highlighted previously. Although the Company is and has been in compliance with its covenants, noncompliance could result in default and acceleration of long-term debt payments. The Company does not anticipate noncompliance with its covenants.

OFF-BALANCE SHEET TRANSACTIONS

The Company's Rail Group utilizes leasing arrangements that provide off-balance sheet financing for its activities. The Company leases railcars from financial intermediaries under operating leases through sale-leaseback transactions, the majority of which involve operating leasebacks. Railcars owned by the Company, or leased by the Company from a financial intermediary, are generally leased to a customer under an operating lease. The Company also arranges non-recourse lease transactions under which it sells railcars or locomotives to a financial intermediary, and assigns the related operating lease to the financial intermediary on a non-recourse basis. In such arrangements, the Company generally provides ongoing railcar maintenance and management services for the financial intermediary, and receives a fee for such services. On most of the railcars and locomotives, the Company holds an option to purchase these assets at the end of the lease.

The following table describes the railcar and locomotive positions at December 31, 2002.

                   METHOD OF CONTROL                               FINANCIAL STATEMENT             NUMBER
--------------------------------------------------------- -------------------------------------- ------------
Owned-railcars available for sale                         On balance sheet - current                     144
Owned-railcar assets leased to others                     On balance sheet - non-current               2,124
Railcars leased from financial institutions               Off balance sheet                            1,934
Railcars - non-recourse arrangements                      Off balance sheet                            1,497
                                                                                                 ------------
TOTAL RAILCARS                                                                                         5,699
                                                                                                 ============

Locomotives - non-recourse arrangements                   Off balance sheet                               51
                                                                                                 ============

The Company has future lease payment commitments aggregating $30.1 million for the railcars leased by the Company from financial intermediaries under various operating leases. Remaining lease terms vary with none exceeding 10 years. The majority of these railcars have been leased to customers at December 31, 2002 over similar terms. The segment manages risk by matching lease commitments with funding (where possible) and ongoing evaluation of lessee credit worthiness. In addition, the Company prefers non-recourse lease transactions, whenever possible, in order to minimize its credit risk.

CRITICAL ACCOUNTING POLICIES

The Company marks all grain inventory, forward purchase and sale contracts for grain, and exchange-traded futures and options contracts to the market. Changes in market value are recorded as merchandising revenues in the statement of operations. Because the Company marks inventories and sales commitments to the market, gross profit on a grain sale transaction is recognized when a contract for sale of the grain is executed. The related revenue is recognized upon shipment of the grain, at which time title transfers and customer acceptance occurs.

The Company has a marketing agreement that covers certain of its grain facilities. This five-year agreement, which expires in May 2003, includes a base-level income guarantee and equal sharing of income over that base level. There is also a look-back provision that places at risk any income in excess of the base level for the term of the agreement upon the occurrence of certain circumstances. The Company has recognized in income the base level guarantee amount for each year of the agreement and spreads its share of the amount in excess of the base level on a pro rata basis over all future periods covered by the agreement. At December 31, 2002, the Company had completed 55 months under the agreement and had current deferred income of approximately $1.5 million. If the facilities' performance drops below the base-level income guarantee for the remaining 5 months of the contract, the Company is at risk for not realizing a portion of this deferred income. If performance is at or greater than the base-level guarantee, the Company will recognize over the next 5 months the remaining income it has deferred.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The market risk inherent in the Company's market risk-sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices and interest rates as discussed below.

Commodity Prices

The availability and price of agricultural commodities are subject to wide fluctuations due to unpredictable factors such as weather, plantings, government (domestic and foreign) farm programs and policies, changes in global demand created by population growth and higher standards of living, and global production of similar and competitive crops. To reduce price risk caused by market fluctuations, the Company follows a policy of hedging its inventories and related purchase and sale contracts. The instruments used are exchange-traded futures and options contracts that function as hedges. The market value of exchange-traded futures and options used for hedging has a high, but not perfect correlation, to the underlying market value of grain inventories and related purchase and sale contracts. The less correlated portion of inventory and purchase and sale contract market value (known as basis) is much less volatile than the overall market value of exchange-traded futures and tends to follow historical patterns. The Company manages this less volatile risk using its daily grain position report to constantly monitor its position relative to the price changes in the market. The Company's accounting policy for its futures and options hedges, as well as the underlying inventory positions and purchase and sale contracts, is to mark them to the market price daily and include gains and losses in the statement of income in sales and merchandising revenues.

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


                                                                                    DECEMBER 31
                           (in thousands)                                    2002                 2001
                                                                      -------------------- --------------------
Net (short) long position                                                    ($2,302)              $3,659
Market risk                                                                      230                  366


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


                                                                                       DECEMBER 31
                            (in thousands)                                      2002                 2001
                                                                         -------------------- --------------------
Fair value of long-term debt and interest rate contracts                          $96,358             $104,102
Fair value in excess of carrying value                                              2,236                2,344
Market risk                                                                         1,893                2,253

FORWARD LOOKING STATEMENTS

The preceding Management's Discussion and Analysis contains various "forward-looking statements" which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including but not limited to those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "will" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following factors could cause actual results to differ materially from historical results or those anticipated: weather; supply and demand of commodities including grains, fertilizer and other basic raw materials; market prices for grains and the potential for increased margin requirements; environmental and governmental policies; competition; economic conditions; risks associated with acquisitions; interest rates; and income taxes.

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

On May 31, 2000, the Company acquired inventory and intangible assets of the U.S. ProTurf(R) division of The Scotts Company. The acquisition was accounted for as a purchase, and the results of operations have been included in the consolidated statements of income from June 1, 2000. This transaction was completed through a combination of cash paid and liabilities assumed with a total purchase price of approximately $19.8 million. Of this amount, $15.0 million was allocated to inventory and the remainder to goodwill and other intangible assets. The purchase agreement provides for additional payments to the seller through 2005 if the sales volume of the acquired business exceeds certain targets. These payments, if any, will be accounted for as additional purchase price; no such payments have been made since the acquisition to date. If the acquisition had taken place on January 1, 2000, pro forma revenues (unaudited) would have been $993.0 million for the year ended December 31, 2000. The business has been integrated into the Company's Processing segment and is expected to result in significantly different cost and expense structures. Therefore, pro forma operating income, net income and earnings per common share are not presented as they are not meaningful.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and all highly liquid debt instruments purchased with an initial maturity of three months or less. The carrying values of these assets approximate their fair values.

INVENTORIES AND INVENTORY COMMITMENTS

Grain inventories include owned bushels of grain, the value of forward contracts to buy and sell grain, and exchange traded futures and option contracts used to hedge the value of both owned grain and forward contracts. Each of these grain inventory components is marked to the market price. The forward contracts require performance in future periods. Contracts to purchase grain from producers generally relate to the current or future crop years for delivery periods quoted by regulated commodity exchanges.

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

The Company also periodically enters into interest rate contracts to manage interest rate risk on borrowing or financing activities. The Company accounts for its long-term interest rate swap, Treasury rate lock and interest rate corridor contracts as cash flow hedges; accordingly, changes in the fair value of the instruments are recognized in other comprehensive income. While the Company considers all of its derivative positions to be effective economic hedges of specified risks, the Company does not designate or account for other open interest rate contracts as hedges. Changes in the market value of all other interest rate contracts are recognized currently in income. Upon termination of a derivative instrument or a change in the hedged item, any remaining fair value recorded on the balance sheet is immediately recorded as interest expense. The deferred derivative gains and losses on closed Treasury rate locks and the changes in fair value of the interest rate corridors are reclassified into income over the term of the underlying hedged items, which are either long-term debt or lease contracts.

At January 1, 2001, the Company recorded in the statement of income a transition adjustment of $305 thousand ($185 thousand after tax) as a result of adopting Financial Accounting Standards Board (FASB) Statement No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities." This adjustment was made to write down open interest rate contracts to their fair values. The Company also reclassified deferred net losses of $1.2 million to other comprehensive income. This amount represented deferred net losses on the settlement of Treasury rate locks entered into for the purpose of hedging the interest rate component of firm commitment lease transactions. The deferred losses will be recognized as a component of gross profit over the term of the underlying leases.

During 2002, the Company reclassified $0.2 million of other comprehensive income into rail lease cost of sales under the reclassification policy noted above for amortization of the closed Treasury rate locks. Less than $0.1 million was reclassified to interest expense as a result of amortization of other comprehensive income from the change in fair value of the interest rate corridors.

Prior to the adoption of Statement No. 133, the Company recognized income or expense associated with interest rate swap contracts on the accrual basis over the term of the agreement as interest expense. The cost of short-term interest rate caps was expensed at the date of purchase, and the cost of long-term interest rate caps was expensed over the term of the underlying obligation. Gains or losses on settlement of Treasury rate locks hedging the interest component of firm commitment lease transactions were recognized over the term of the ensuing lease transaction. The fair value of interest rate contracts was not recognized in the balance sheet prior to 2001.

RAILCARS AVAILABLE FOR SALE

The Company's Rail segment purchases, leases, markets and manages railcars for third parties and for internal use. Railcars to which the Company holds title are shown on the balance sheet in one of two categories - railcars available for sale or railcar assets leased to others. Railcars that have been acquired but have not been placed in service are classified as current assets and are stated at the lower of cost or market. Railcars leased to others, both on short- and long-term leases, are classified as long-term assets and are depreciated over their estimated useful lives. Details about the Rail segment's leasing activities are presented in the Leases and Related Commitments note.

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

INTANGIBLE ASSETS AND GOODWILL

Intangible assets, primarily purchased intangible assets resulting from business acquisitions, are amortized over the estimated period of benefit (generally 5 years) by the straight-line method. Intangible assets of $3.4 million and $4.2 million at December 31, 2002 and 2001, respectively, are included in Other assets and notes receivable in the balance sheet. Accumulated amortization at December 31, 2002 and 2001 was $2.6 million and $1.8 million, respectively.

Prior to 2002, goodwill was amortized on a straight-line basis over the estimated period of benefit, ranging from 5 to 12 years.

The Company adopted the provisions of FASB Statement No. 142, "Goodwill and Other Intangible Assets," (Statement No. 142) on January 1, 2002. In connection with the adoption of this statement, the Company ceased amortization of goodwill, and evaluated its remaining goodwill, with net book value of $1.3 million, for impairment. The adoption of Statement 142 eliminated annual goodwill amortization of $0.2 million.

With the adoption of Statement No. 142, the Company annually evaluates recorded goodwill for impairment utilizing a fair value methodology. Recorded goodwill relates primarily to the Company's Processing Group. The Company's goodwill was not impaired upon adoption of Statement No. 142 or at December 31, 2002.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the future net cash flows the Company expects to generate with the asset. If such assets are considered to be impaired, the Company recognizes impairment expense for the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company recognized impairment losses on long-term railcars of $0.3 million in both 2002 and 2001 in cost of sales. The Company also recognized a $0.2 million impairment on an agricultural facility in 2002, which was included in operating, administrative and general expenses. In addition, in 2001, the Company recorded a $1.2 million lower of cost or market adjustment for railcars classified as available for sale.

ACCOUNTS PAYABLE FOR GRAIN

Accounts payable for grain includes the liability for grain purchases on which price has not been established (delayed price). This amount has been computed on the basis of market prices at the balance sheet date, adjusted for the applicable premium or discount.

DEFERRED INCOME

Certain of the Company's agriculture facilities are subject to a five-year marketing agreement with a third party that provides for a base-level income guarantee and equal sharing of income earned over the base level. The marketing agreement includes a look-back provision that places at risk any income in excess of the base level for the term of the agreement. The Company recognizes the base-level income guarantee as revenue on a pro rata basis over the remaining life of the agreement. The Company measures its share of the cumulative income over the base-level income guarantee at the end of each contract year and recognizes such income on a pro rata basis over the life of the agreement. The marketing agreement will terminate in May 2003. Deferred income at December 31, 2002 and 2001 was $1.5 million and $5.4 million, respectively.

STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the disclosure only provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company provides pro forma disclosures assuming that the Company had accounted for its stock-based compensation programs using the fair value method promulgated by Statement No. 123.

                    (in thousands, except for per share data)                                  YEAR ENDED DECEMBER 31
                                                                                        2002            2001           2000
                                                                                    -------------- --------------- --------------
Net income, as reported                                                                  $13,319        $ 8,857         $10,078
Deduct:  Total stock-based employee compensation expense determined under fair
    value based method for all awards, net of related tax effects                           (316)          (318)           (363)
                                                                                    -------------- --------------- --------------
Pro forma net income                                                                     $13,003        $ 8,539         $ 9,715
                                                                                    ============== =============== ==============

Earnings per share:
    Basic - as reported                                                                    $1.83          $1.22           $1.34
                                                                                    ============== =============== ==============
    Basic - pro forma                                                                      $1.79          $1.17           $1.29
                                                                                    ============== =============== ==============
    Diluted - as reported                                                                  $1.79          $1.21           $1.34
                                                                                    ============== =============== ==============
    Diluted - pro forma                                                                    $1.75          $1.17           $1.29
                                                                                    ============== =============== ==============

REVENUE RECOGNITION

Sales of products are recognized at the time of shipment. Under the Company's mark-to-market method for its grain operations, gross profit on grain sales is recognized when sales are contracted. Revenues from other merchandising activities are recognized as open grain contracts are marked-to-market or as services are provided. Sales returns and allowances are provided for at the time sales are recorded. Shipping and handling costs are included in cost of sales.

Sales of railcars, including railcars sold in non-recourse lease transactions, are recorded as revenue on the date of sale. Sales for these transactions totaled $0.1 million, $15.3 million and $3.8 million in 2002, 2001 and 2000, respectively.

LEASE ACCOUNTING

The Company accounts for its leases under FASB Statement No. 13, as amended, and related pronouncements.

The Company's Rail segment leases and manages railcars for third parties, and leases railcars for internal use. The Company is an operating lessor of railcars that are owned by the Company, or leased by the Company from financial intermediaries. The Company records lease income for its activities as an operating lessor as earned, which is generally spread evenly over the lease term. The Company expenses operating lease payments made to financial intermediaries on a straight-line basis over the lease term. The Company periodically enters into leases with Rail Group customers that are classified as direct financing capital leases. Although lease terms are not significantly different from other operating leases that the Company maintains with its railcar customers, they qualify as capital leases. For these leases, the net minimum lease payments, net of unearned income is included in prepaid expenses and other current assets for the amount to be received within one year and the remainder in other assets.

The Company also arranges non-recourse lease transactions under which it sells railcars or locomotives to financial intermediaries and assigns the related operating lease on a non-recourse basis. The Company generally provides ongoing railcar maintenance and management services for the financial intermediaries, and receives a fee for such services when earned. On the date of sale, the Company recognizes the proceeds from sales of railcars in non-recourse lease transactions as revenue. Management and service fees are recognized as revenue, which is generally spread evenly over the lease term.

INCOME TAXES

Income tax expense for each period includes taxes currently payable plus the change in deferred income tax assets and liabilities. Deferred income taxes are provided for temporary differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws governing periods in which the differences are expected to reverse. The Company evaluates the realizability of deferred tax assets and provides a valuation allowance for amounts that management does not believe are more likely than not to be recoverable, as applicable.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense of $2.2 million in 2002 and $2.8 million in each of 2001 and 2000 is included in operating, administrative and general expenses.

EARNINGS PER SHARE

Basic earnings per share is equal to net income divided by weighted average shares outstanding. Diluted earnings per share is equal to basic earnings per share plus the incremental per share effect of dilutive options and restricted shares.

                                                                           YEAR ENDED DECEMBER 31
           (in thousands, except for per share data)                  2002           2001           2000
                                                                 --------------- -------------- -------------

Income before cumulative effect of accounting change                 $13,319          $9,042        $10,078
Cumulative effect of change in accounting principle, net of
   income tax benefit                                                     --            (185)            --
                                                                 --------------- -------------- -------------
Net income                                                           $13,319          $8,857        $10,078
                                                                 =============== ============== =============

Basic earnings per share:
Income before cumulative effect of accounting change                   $1.83           $1.24          $1.34
Cumulative effect of change in accounting principle, net of
   income tax benefit                                                     --           (0.02)            --
                                                                 --------------- -------------- -------------
Net income                                                             $1.83           $1.22          $1.34
                                                                 =============== ============== =============

Diluted earnings per share:
Income before cumulative effect of accounting change                   $1.79           $1.24          $1.34
Cumulative effect of change in accounting principle, net of
   income tax benefit                                                     --           (0.03)            --
                                                                 --------------- -------------- -------------
Net income                                                             $1.79           $1.21          $1.34
                                                                 =============== ============== =============

Weighted average shares outstanding - basic                            7,283           7,281          7,507
Restricted shares and shares contingently issuable upon
    exercise of options                                                  146              35             18
                                                                 --------------- -------------- -------------
Weighted average shares outstanding - diluted                          7,429           7,316          7,525
                                                                 =============== ============== =============


Diluted earnings per common share excludes the impact of 1 thousand, 260 thousand and 634 thousand employee stock options for 2002, 2001 and 2000, respectively, as such options were antidilutive.

NEW ACCOUNTING STANDARDS

The FASB has issued Statement No. 148, "Accounting for Stock-Based Compensation
- Transition and Disclosure," which is effective for the Company's 2002 fiscal year. This statement requires additional disclosures about the Company's stock-based compensation plans.

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 clarifies disclosures that are required to be made for certain guarantees and establishes a requirement to record a liability at fair value for certain guarantees at the time of the guarantee's issuance. The disclosure requirements of FIN No. 45 have been applied in these financial statements. The requirement to record a liability applies to guarantees issued or modified after December 31, 2002. We do not believe the adoption of this portion of the interpretation will have a material effect on our financial condition or results of operations.

The FASB also issued the following statements in 2002. These statements each require prospective application.

- Statement No. 145, "Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" amends or corrects a variety of existing rules. The Company does not expect to be materially impacted by this statement.

- Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," addresses the accounting and reporting of costs associated with exit or disposal activities. The Company does not expect to be materially impacted by this statement.

- Statement No. 147, "Accounting Acquisitions of Certain Financial Institutions," amends previous guidance on this topic. The Company does not expect to be impacted by this statement.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 provides guidance on identification of a variable interest entity ("VIE") and on determination of whether the VIE should be consolidated in an enterprise's financial statements. In general, an enterprise deemed to be the primary beneficiary of a VIE is required to consolidate the VIE. FIN No. 46 is effective immediately for any new FIE established after January 31, 2003 and must be adopted for any pre-existing VIEs at the beginning of the Company's third quarter.

The Company's railcar leasing activities, as described above, include transactions with financial intermediaries that may constitute variable interest entities under the guidance of FIN No. 46. Management has not completed its evaluation of these arrangements to determine whether any of these arrangements involve a VIE or, if a VIE exists, whether the Company is the primary beneficiary of the VIE. Therefore, management has not determined the impact of FIN No. 46 on the Company's financial statements.

RECLASSIFICATIONS

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on net income or shareholders' equity as previously presented.

3. INVENTORIES

Major classes of inventories are as follows:

                                                                             DECEMBER 31
                           (in thousands)                               2002               2001
                                                                --------------------------------------

     Grain                                                            $ 156,742            $ 140,316
     Agricultural fertilizer and supplies                                25,699               24,240
     Lawn and garden fertilizer and corncob products                     42,947               43,440
     Railcar repair parts                                                 1,455                1,401
     Retail merchandise                                                  29,076               28,539
     Other                                                                  356                  355
                                                                --------------------------------------
                                                                      $ 256,275            $ 238,291
                                                                ======================================

4. PROPERTY, PLANT AND EQUIPMENT AND RAILCAR ASSETS LEASED TO OTHERS

The components of property, plant and equipment and railcar assets leased to others are as follows:


                                                                              DECEMBER 31
                           (in thousands)                               2002                2001
                                                                ----------------------------------------

     Land                                                             $  11,735            $  11,758
     Land improvements and leasehold improvements                        29,122               27,937
     Buildings and storage facilities                                    95,892               94,309
     Machinery and equipment                                            121,911              119,460
     Software                                                             4,771                3,714
     Construction in progress                                             2,369                4,144
                                                                ----------------------------------------
                                                                        265,800              261,322
     Less accumulated depreciation and amortization                     172,861              166,321
                                                                ----------------------------------------
                                                                      $  92,939            $  95,001
                                                                ========================================

     Railcar assets leased to others                                  $  32,144            $  30,585
     Less accumulated depreciation                                        5,745                4,483
                                                                ----------------------------------------
                                                                      $  26,399            $  26,102
                                                                ========================================

On December 31, 2001, the Company entered into a sale-leaseback transaction with a financial institution; the Company accounts for its leaseback as a capital lease. These assets have a cost of $4.5 million and are included with other railcars above for both 2002 and 2001. Accumulated amortization for these assets was $0.3 million at December 31, 2002.

5. NONOPERATING GAINS

During 2002, a conference facility owned by the Company was damaged by fire. This facility was insured for replacement value and the Company received insurance funds to repair the damaged assets.

The 2002 gain of $0.3 million represents the insurance proceeds received in 2002 in excess of the net book value of the destroyed assets.

During 2000, a grain tank and related assets at the Company's Albion, Michigan facility were destroyed in a windstorm. This facility was insured for replacement value and the Company received insurance funds to replace the assets lost. The 2001 gain of $0.3 million represents the insurance proceeds received in 2001 in excess of the net book value of the destroyed assets.

In March 2000, the Company sold its interest in The Andersons - Tireman Auto Centers, a joint venture in which it owned a 52.5% interest. The 2000 gain on sale of business of $1.0 million represents proceeds received in excess of the Company's investment. This business was previously included in the Company's financial statements and reported in the Other segment in the Company's segment data.

During 2000, the Company completed the settlement of an insurance claim related to the 1999 collapse of a liquid fertilizer tank and adjoining assets at its Webberville, Michigan facility. The resultant gain of $2.1 million represents the insurance proceeds in excess of the net book value of the destroyed assets.

6. SHORT-TERM BORROWING ARRANGEMENTS

During 2002, the Company entered into a borrowing arrangement with a syndicate of banks. The new arrangement provides the Company with $150 million in short-term lines of credit and an additional $50 million in a three-year line of credit. Short-term borrowings under this arrangement totaled $70.0 million at December 31, 2002. The borrowing arrangement terminates on October 29, 2003 but allows for indefinite renewals at the Company's option and as long as certain covenants are met. Management expects to renew the arrangement prior to its termination date. Borrowings under the lines of credit bear interest at variable interest rates, which are based on LIBOR, the prime rate or the federal funds rate, plus a spread. The terms of the borrowing agreement provide for annual commitment fees. Prior to this syndication, the Company managed several separate lines of credit for unsecured short-term debt with banks. The following information relates to short-term borrowings:

                                                                      DECEMBER 31
        (in thousands, except percentages)              2002             2001             2000
                                                   ---------------------------------------------------

Maximum amount borrowed                                  $139,200        $130,400          $113,800
Average daily amount borrowed                              92,534          91,014            89,798

Weighted average interest rate                               3.24%           5.10%             6.95%

7. LONG-TERM DEBT AND INTEREST RATE CONTRACTS

Long-term debt consists of the following:

                                                                                      DECEMBER 31
                     (in thousands, except percentages)                         2002             2001
                                                                            ---------------------------------

  Note payable, 6.50%, payable $162 monthly, remainder due 2017                   $ 17,758   $         --
  Note payable, 6.95%, payable $317 quarterly, remainder due 2008                   16,147         17,415
  Note payable, 7.00%, payable $316 quarterly beginning in 2004,
     due 2016                                                                       10,681         10,681
  Note payable, variable rate (2.76% at December 31, 2002),
     payable $150 first and second quarters and $99 third and fourth quarters of 2003, with decreasing quarterly payments thereafter, due
     2005                                                                            6,787          7,750
  Note payable under revolving line of credit                                           --         15,000
  Notes payable, variable rate, due 2002                                                --          1,657
  Industrial development revenue bonds:
     Variable rate (1.68% at December 31, 2002), due 2019                            4,650          4,650
     Variable rate                                                                      --          1,944
     Variable rate (1.70% at December 31, 2002), due 2025                            3,100          3,100
  Liabilities related to acquisition, discounted at 8.25%, due in variable
     quarterly installments through 2005                                             2,651          3,188
  Debenture bonds, 5.50% to 8.50%, due 2003 through 2012                            27,628         31,250
  Obligations under capital lease                                                    4,150          4,473
  Other notes payable and bonds                                                        495            582
                                                                            ---------------------------------
                                                                                    94,047        101,690
  Less current maturities                                                            9,775         10,374
                                                                            ---------------------------------
                                                                                   $84,272        $91,316
                                                                            =================================

In connection with its short-term borrowing agreement with a syndicate of banks, the Company obtained an unsecured $50.0 million long-term line of credit. Borrowings under this line of credit will bear interest based on LIBOR, plus a spread. The long-term line of credit expires on October 30, 2005, but may be renewed by the Company for an additional three years as long as covenants are met. After considering its standby letters of credit totaling $19.2 million, the Company had available borrowing capacity under this facility of $30.8 million.

The notes payable due 2008, 2016 and 2017 and the industrial development revenue bonds are collateralized by first mortgages on certain facilities and related equipment with a book value of $29.2 million. The note payable due 2005 is collateralized by railcars with a book value of $6.8 million.

The Company's short-term and long-term borrowing agreements include both financial and non-financial covenants that require the Company, among other things, to:

- maintain minimum working capital of $45.0 million and net equity (as defined) of $65.0 million;

-        limit the addition of new long-term debt;

-        limit its unhedged grain position to 2.0 million bushels; and

-        restrict the amount of dividends paid.

The Company was in compliance with all covenants at December 31, 2002 and 2001.

The aggregate annual maturities of long-term debt, including sinking fund requirements and capital lease obligations, are as follows: 2003--$9.8 million; 2004--$5.5 million; 2005--$10.1 million; 2006--$11.6 million; 2007--$8.0 million; and $49.0 million thereafter.

Interest paid (including interest on short-term lines of credit) amounted to $9.7 million, $10.1 million and $11.5 million in 2002, 2001 and 2000, respectively.

The Company has entered into derivative interest rate contracts to manage interest rate risk on short-term borrowings. The contracts convert variable interest rates to short-term fixed rates, consistent with projected borrowing needs. At December 31, 2002, the Company has two short-term interest rate cap agreements with a total notional amount of $20.0 million to hedge short-term borrowing costs. These agreements provide interest rate caps of between 2.75% and 3.00% and expire on April 1, 2003. Although these instruments are intended to hedge interest rate risk on short-term borrowings, the Company has elected not to account for them as hedges. Changes in their fair value are included in interest expense in the statements of income.

The Company has also entered into various derivative financial instruments to hedge the interest rate component of long-term debt and lease obligations. The following table displays the contracts open at December 31, 2002.


   INTEREST RATE                                      INITIAL NOTIONAL
      HEDGING            YEAR           YEAR OF          AMOUNT (IN                                                  INTEREST
    INSTRUMENT         ENTERED          MATURITY         MILLIONS)                  HEDGED ITEM                        RATE
-------------------- -------------- --------------- --------------------- --------------------------------------------- -----------
Cap                      1999            2003                $19.4        Interest rate component of an operating       6.50%
                                                                            lease - not accounted for as a hedge
Cap                      2000            2005                $12.5        Interest rate component of a long-term note   7.66%
                                                                            payable - not accounted for as a hedge
Swap                     2001            2004                $14.6        Convert floating interest rate component of   3.27%
                                                                            an operating lease to a fixed rate
Corridor                 2002            2006                 $4.8        Interest rate component of a railcar debt     4.25% -
                                                                            financing                                   7.00%
Corridor                 2002            2007                 $4.3        Interest rate component of a railcar          4.25% -
                                                                            sale-leaseback transaction                  7.00%


The initial notional amounts on the above instruments amortize monthly in the same manner as the underlying hedged item. Changes in the fair value of the caps are included in interest expense in the statements of income, as they are not accounted for as cash flow hedges. The swap and the interest rate corridors are designated as cash flow hedges with changes in their fair values included as a component of other comprehensive income or loss. Also included in accumulated other comprehensive income are closed treasury rate locks entered into to hedge the interest rate component of railcar lease transactions prior to their closing. The reclassification of these amounts from other comprehensive income into interest or cost of railcar sales occurs over the term of the hedged debt or lease, as applicable.

The fair values of all derivative instruments are included in other assets and notes receivable or other long-term liabilities. The net fair value amount for 2002 and 2001 was less than $0.1 million. The mark-to-market effect of long-term and short-term interest rate contracts on interest expense was $0.1 million interest credit and $0.2 million additional interest expense for 2002 and 2001, respectively. If there are no additional changes in fair value, the Company expects to reclassify $0.3 million from other comprehensive income into interest expense or cost of railcar sales in 2003.

8. INCOME TAXES

Income tax provision (benefit) consists of the following:

                                                                           YEAR ENDED DECEMBER 31
                               (in thousands)                          2002          2001          2000
                                                                  ------------ -------------- -------------
             Current:
                Federal                                               $3,606       $3,311         $2,219
                State and local                                          200          117           (175)
                                                                  ------------ -------------- -------------
                                                                       3,806        3,428          2,044
                                                                  ------------ -------------- -------------

             Deferred:
                Federal                                                2,560         (496)         1,935
                State and local                                          149          (43)           307
                                                                  ------------ -------------- -------------
                                                                       2,709         (539)         2,242
                                                                  ------------ -------------- -------------
             Total:
                Federal                                                6,166        2,815          4,154
                State and local                                          349           74            132
                                                                  ------------ -------------- -------------
                                                                      $6,515       $2,889         $4,286
                                                                  ============ ============== =============

A reconciliation from the statutory U.S. federal tax rate to the effective tax rate follows:

                                                                            YEAR ENDED DECEMBER 31
                                                                       2002          2001          2000
                                                                   ------------- ------------- -------------
Statutory U.S. federal tax rate                                        35.0%         35.0%         35.0%
Increase (decrease) in rate resulting from:
  Effect of commissions paid to foreign sales corporation or
    excluded extraterritorial income                                   (3.2)        (11.3)         (5.8)
  State and local income taxes, net of related federal taxes            1.1           0.4           0.6
  Other, net                                                           (0.1)          0.1            --
                                                                   ------------- ------------- -------------
Effective tax rate                                                     32.8%         24.2%         29.8%
                                                                   ============= ============= =============

Income taxes paid in 2002, 2001 and 2000 were $2.5 million, $4.3 million, and $3.3 million, respectively.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                                          DECEMBER 31
                                 (in thousands)                                         2002           2001
                                                                                  --------------- -------------
Deferred tax liabilities:
  Property, plant and equipment and railcar assets leased to others                   $(14,084)       $(12,898)
  Prepaid employee benefits                                                             (3,857)         (2,949)
  Other                                                                                   (344)           (202)
                                                                                  --------------- -------------
                                                                                       (18,285)        (16,049)
                                                                                  --------------- -------------
Deferred tax assets:
  Employee benefits                                                                      6,469           5,384
  Deferred income                                                                        2,402           1,450
  Accounts and notes receivable                                                          1,246           1,289
  Inventory                                                                                947           2,456
  Investments                                                                               13             353
  Other                                                                                    348             433
                                                                                  --------------- -------------
                                                                                        11,425          11,365
                                                                                  --------------- -------------
Net deferred tax liability                                                            $ (6,860)       $ (4,684)
                                                                                  =============== =============


In 2002 and 2001, the Company recorded deferred tax assets of $0.5 million and $0.1 million, respectively, related to the accounting for derivatives under Statement 133. The 2002 amount is included in other comprehensive income in the statement of shareholders' equity. The 2001 amount is included in the statement of income as a cumulative effect of change in accounting principle.

9. STOCK COMPENSATION PLANS

The Company's Amended and Restated Long-Term Performance Compensation Plan dated December 14, 2001 (the LT Plan) authorizes the Board of Directors to grant options and share awards to employees and outside directors for up to 2.1 million of the Company's common shares. Options granted under the LT Plan have a maximum term of 10 years. Options granted to outside directors have a fixed term of five years and vest after one year. Options granted to management personnel under the LT Plan have a five-year term and vest 40% immediately, an additional 30% after one year and the remaining 30% after two years. Options granted under the LT Plan are structured as fixed grants with exercise price equal to the market value of the underlying stock on the date of the grant; accordingly, no compensation expense is recognized for these grants.

The LT Plan also permits awards of restricted stock. The Company issued 15 thousand, 21 thousand and 20 thousand restricted shares during 2002, 2001 and 2000, respectively; 23 thousand restricted shares remain outstanding at December 31, 2002. These shares carry voting and dividend rights; however, sale of the shares is restricted prior to vesting. Restricted shares vest 50% after one year and the remaining 50% after two years. Restricted shares issued under the LT Plan are recorded at their fair value on the grant date with a corresponding charge to shareholders' equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight-line basis over the related vesting period. Compensation expense related to restricted stock issued under the LT Plan amounted to $0.2 million in each of 2002, 2001 and 2000.

Certain Company executives and outside directors have elected to receive a portion of their cash compensation in stock options and/or restricted stock issued under the LT Plan. These options and restricted stock vest immediately. The options have a ten-year term. There were 3 thousand, 6 thousand and 4 thousand restricted shares issued in lieu of cash compensation in 2002, 2001 and 2000, respectively and 10 thousand options issued in 2002.

The Company's Employee Share Purchase Plan (the ESP Plan) allows employees to purchase common shares through payroll withholdings. The Company has reserved 300 thousand common shares for issuance to and purchase by employees under this plan. The ESP Plan also contains an option component. The purchase price per share under the ESP Plan is the lower of the market price at the beginning or end of the year. Employees purchased 25 thousand, 33 thousand and 33 thousand shares under the ESP Plan in 2002, 2001 and 2000, respectively. The Company records a liability for withholdings not yet applied towards the purchase of common stock. No compensation expense is recognized for stock purchases or options under the ESP Plan.

Pro forma information regarding net income and earnings per share required by Statement No. 123, "Accounting for Stock-Based Compensation," is included in note 2 and is determined as if the Company accounted for its employee stock options under the fair value method. The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions by year.

                                                               2002              2001             2000
                                                          ---------------- ----------------- ----------------

LONG TERM PERFORMANCE COMPENSATION PLAN
Risk free interest rate                                         4.42%            4.99%             6.36%
Dividend yield                                                  2.60%            3.01%             2.91%
Volatility factor of the expected market price of the
   Company's common shares                                       .300             .267              .276
Expected life for the options (in years)                        5.30             5.00              5.00

EMPLOYEE SHARE PURCHASE PLAN
Risk free interest rate                                         2.17%            5.32%             5.98%
Dividend yield                                                  2.60%            3.01%             2.91%
Volatility factor of the expected market price of the
   Company's common shares                                       .300             .267              .276
Expected life for the options (in years)                        1.00             1.00              1.00


For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:


                                                             LONG-TERM PERFORMANCE COMPENSATION PLAN
      (common shares in thousands)                 2002                      2001                     2000
                                          ------------------------ ------------------------- ------------------------
                                                       WEIGHTED                 WEIGHTED                  WEIGHTED
                                                       AVERAGE                   AVERAGE                  AVERAGE
                                                       EXERCISE                 EXERCISE                  EXERCISE
                                           SHARES       PRICE       SHARES        PRICE       SHARES       PRICE
                                          ---------- ------------- ---------- -------------- ---------- -------------
Outstanding at beginning of year              915         $9.18        862          $9.24        671         $9.60
Granted                                       171         10.00        224           8.63        229          8.25
Exercised                                    (239)         9.14        (93)          8.83         --            --
Expired/forfeited                             (39)         9.12        (78)          8.68        (38)         9.59
                                          ----------               ----------                ----------
Outstanding at end of year                    808         $9.37        915          $9.18        862         $9.24
                                          ==========               ==========                ==========




                                                                 2002              2001            2000
                                                           ---------------- ----------------- ---------------
Weighted average fair value of options granted during
   year                                                          $2.62            $2.00            $2.18
                                                           ================ ================= ===============

Options exercisable at end of year                                 662              732              687
                                                           ================ ================= ===============
Weighted average exercise price of options exercisable
   at end of year                                                $9.35            $9.35            $9.27
                                                           ================ ================= ===============

Options available for grant at December 31, 2002                       851
Price range of options at December 31, 2002                      $8.25 TO $12.38
Weighted average remaining contractual life (in years)                 3.61


10. OTHER COMMITMENTS AND CONTINGENCIES

Railcar leasing activities:

The Company is a lessor of railcars. The majority of railcars are leased to customers under operating leases that may be either net leases or full service leases under which the Company provides maintenance and fleet management services. The Company also provides such services to financial intermediaries to which it has sold railcars and locomotives in non-recourse lease transactions. Fleet management services generally include maintenance, escrow, tax filings and car tracking services.

Many of the Company's leases provide for renewals. The Company also generally holds purchase options for railcars it has sold and leased-back from a financial intermediary, and railcars sold in non-recourse lease transactions.

Lease income from operating leases to customers and rental expense for railcar leases were as follows:


                                                                    YEAR ENDED DECEMBER 31
                    (in thousands)                            2002            2001           2000
                                                        -----------------------------------------------

Rental and service income - operating leases                 $ 11,521         $  9,896        $  9,497
                                                        ===============================================

Rental expense                                               $  5,007         $  4,387        $  4,778
                                                        ===============================================


Future minimum rentals and service income for all noncancelable railcar operating leases greater than one year are as follows:


                                         FUTURE RENTAL AND       FUTURE MINIMUM
           (in thousands)                SERVICE INCOME -        RENTAL EXPENSE
                                         OPERATING LEASES
                                      ------------------------ --------------------
Year ended December 31
2003                                          $  10,936            $  6,795
2004                                              8,191               5,630
2005                                              6,307               3,803
2006                                              4,644               2,808
2007                                              3,651               2,362
Future years                                     12,162               8,707
                                      ------------------------ ---------------
                                                $45,891             $30,105
                                      ======================== ===============

Direct Financing Lease:

During 2002, the Company entered into a direct financing lease with a railcar customer. Future minimum lease payments to be received under this lease, net of executory costs, aggregated $2.5 million at December 31, 2002. The Company's net investment in the lease of $0.9 million is included as $0.8 million in other assets on the balance sheet and $0.1 million in prepaid expenses and other current assets.

Other Leasing Activities:

The Company, as a lessee, leases real property, vehicles and other equipment under operating leases. Certain of these agreements contain lease renewal and purchase options. The Company also leases excess property to third parties. Net rental expense under these agreements was $5.1 million, $5.4 million and $5.2 million in 2002, 2001 and 2000, respectively. Future minimum lease payments (net of sublease income commitments) under agreements in effect at December 31, 2002 are as follows: 2003--$3.1 million; 2004 -- $2.5 million; 2005 -- $2.3 million;
2006 -- $1.0 million; 2007 -- $0.6 million; and $1.2 million thereafter.

Other Commitments:

The Company has agreed to fund a research and development effort at a rate of $0.2 million per year for five years, ending June 30, 2007. The commitment may be satisfied, in part, by qualifying internal costs or expenditures to third parties.

The Company has from time to time entered into agreements which resulted in indemnifying third parties against certain potential liabilities. Management believes that judgments, if any, related to such agreements would not have a material effect on the Company's financial condition, results of operations or cash flow.

11. EMPLOYEE BENEFIT PLAN OBLIGATIONS

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The Company's expense for its defined contribution plans amounted to $1.4 million in each of 2002, 2001 and 2000. The Company also provides certain health insurance benefits to employees, including retirees.

Following are the details of the liability and funding status of the pension and postretirement benefit plans:

                                                                                          POSTRETIREMENT
                   (in thousands)                           PENSION BENEFITS                 BENEFITS
                                                           2002           2001          2002         2001
                                                      --------------- -------------- ------------ ------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year                   $26,959         $25,151     $  18,950     $ 11,372
Service cost                                                2,265           1,884           721          610
Interest cost                                               1,891           1,560         1,601        1,224
Actuarial (gains)/losses                                    4,040            (121)        7,011        6,493
Plan amendment                                                 --              --        (8,658)          --
Participant contributions                                      --              --           120           73
Benefits paid                                              (1,551)         (1,515)         (862)        (822)
                                                      --------------- -------------- ------------ ------------
Benefit obligation at end of year                          33,604          26,959        18,883       18,950
                                                      --------------- -------------- ------------ ------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year             24,480          26,117            --           --
Actual losses on plan assets                               (3,310)         (1,671)           --           --
Company contributions                                       4,506           1,549           742          749
Participant contributions                                      --              --           120           73
Benefits paid                                              (1,551)         (1,515)         (862)        (822)
                                                      --------------- -------------- ------------ ------------
Fair value of plan assets at end of year                   24,125          24,480            --           --
                                                      --------------- -------------- ------------ ------------

Funded (underfunded) status of plans at
end of year                                                (9,479)         (2,479)      (18,883)     (18,950)
Unrecognized net actuarial loss                            14,670           5,369        16,063        9,825
Unrecognized prior service cost                                89             115        (7,216)          --
Unrecognized net transition obligation                         --              --            --        1,217
                                                      --------------- -------------- ------------ ------------
Prepaid (accrued) benefit cost                           $  5,280        $  3,005     $ (10,036)    $ (7,908)
                                                      =============== ============== ============ ============

Amounts recognized in the consolidated balance sheets at December 31 consist of:

                                                                                     POSTRETIREMENT BENEFITS
                   (in thousands)                           PENSION BENEFITS
                                                           2002           2001           2002         2001
                                                      --------------- -------------- ------------- -----------
Accrued expenses                                         $   (548)       $ (1,243)     $      --     $      --
Pension asset                                               5,828           4,248             --            --
Employee benefit plan obligations                              --              --        (10,036)       (7,908)
                                                      --------------- -------------- ------------- ------------
Net amount recognized                                    $  5,280        $  3,005      $ (10,036)     $ (7,908)
                                                      =============== ============== ============= ============



Included in employee and benefit plan obligations are $1.7 million and $1.6 million at December 31, 2002 and 2001, respectively, of deferred compensation for certain employees who, due to Internal Revenue Service guidelines, may not take full advantage of the Company's primary defined contribution plan. Assets funding this plan are recorded at fair value in prepaid expenses and other current assets.

Amounts applicable to a Company defined benefit plan with accumulated benefit obligations in excess of plan assets are as follows:

                           (in thousands)                                   2002              2001
                                                                      ----------------- -----------------

Projected benefit obligation                                               $ 1,252           $   933
                                                                      ================= =================
Accumulated benefit obligation                                             $   228           $   137
                                                                      ================= =================


Following are components of the net periodic benefit cost for each year:

                                                          PENSION BENEFITS              POSTRETIREMENT BENEFITS
                 (in thousands)                      2002       2001       2000       2002       2001       2000
                                                   ---------- ---------- ---------- ---------- ---------- ----------

Service cost                                         $2,265     $1,884     $2,062     $  721    $   610     $  434
Interest cost                                         1,891      1,560      1,625      1,601      1,224        766
Expected return on plan assets                       (2,197)    (2,366)    (2,353)        --         --         --
Amortization of prior service cost                       26         26         26       (122)        --         --
Recognized net actuarial loss                           246         25         73        587        420        157
Amortization of net transition obligation                --         --         --         83        111        111
                                                   ---------- ---------- ---------- ---------- ---------- ----------
Benefit cost                                         $2,231     $1,129     $1,433     $2,870    $ 2,365     $1,468
                                                   ========== ========== ========== ========== ========== ==========

                                                                                          POSTRETIREMENT
                                                            PENSION BENEFITS                  BENEFITS
                                                           2002           2001          2002          2001
                                                      --------------- -------------- ------------ -------------
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate                                                6.75%           7.25%        6.75%         7.25%
Expected return on plan assets                                9.0%            9.0%          --            --
Rate of compensation increases                                4.0%            4.0%          --            --
Health care cost trend rate                                    --              --          7.5%          8.0%


The health care cost trend rate of 7.5% is assumed to decline 0.5% per year to 5.0% and remain at that level thereafter. During 2002, the Company amended its postretirement benefits plan to eliminate health benefits for any full-time employees hired after January 1, 2003.

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:


                                                                            ONE-PERCENTAGE-POINT
                        (in thousands)                                INCREASE               DECREASE
                                                                ---------------------- ----------------------
Effect on total service and interest cost components in 2002
                                                                            $  505                $  (394)
Effect on postretirement benefit obligation as of December
    31, 2002                                                                   273                   (249)


To partially fund self-insured health care and other employee benefits, the Company makes payments to a trust. Assets of the trust amounted to $4.0 million and $4.6 million at December 31, 2002 and 2001, respectively, and are included in prepaid expenses and other current assets.

12. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair values of the Company's cash equivalents, margin deposits, short-term borrowings and certain long-term borrowings approximate their carrying values since the instruments are close to maturity and/or carry variable interest rates based on market indices. The Company accounts for investments in affiliates on the equity method. The estimated fair value of these investments could not be obtained without incurring excessive costs as these investments have no quoted market price.

Certain long-term notes payable and the Company's debenture bonds bear fixed rates of interest and terms of up to fifteen years. Based upon current interest rates offered by the Company on similar bonds and rates currently available to the Company for long-term borrowings with similar terms and remaining maturities, the Company estimates the fair values of its long-term debt instruments outstanding at December 2002 and 2001 as follows:


                                          --------------------    ---------------------
             (in thousands)                  CARRYING AMOUNT           FAIR VALUE
                                          --------------------    ---------------------
2002:
  Long-term notes payable                        $  47,237               $  49,242
  Debenture bonds                                   27,628                  27,863
                                          --------------------    ------------------
                                                 $  74,865               $  77,105
                                          ====================    ==================
2001:
  Long-term notes payable                        $  31,284               $  32,695
  Debenture bonds                                   31,250                  32,189
                                          --------------------    ------------------
                                                 $  62,534               $  64,884
                                          ====================    ==================


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



                2002                    AGRICULTURE      PROCESSING        RAIL         RETAIL         OTHER          TOTAL
-------------------------------------- --------------- ---------------- ------------ -------------- ------------ -----------------
REVENUES FROM EXTERNAL CUSTOMERS             $761,575         $114,315      $18,747       $181,197          --         $1,075,834
INTER-SEGMENT SALES                             8,330            1,216          877             --          --             10,423
OTHER INCOME (NET)                              1,340              501           41            685         872              3,439
GAIN ON INSURANCE SETTLEMENT                       --               --           --             --         302                302
INTEREST EXPENSE (INCOME) (a)                   5,772            2,333        1,068          1,546        (907)             9,812
OPERATING INCOME (LOSS)                        18,986           (1,322)       1,563          4,003      (3,396)            19,834
IDENTIFIABLE ASSETS                           263,651           85,140       35,378         57,046      28,600            469,815
CAPITAL EXPENDITURES                            5,760              832          199          1,694       1,349              9,834
RAILCAR EXPENDITURES                               --               --        8,203             --          --              8,203
DEPRECIATION AND AMORTIZATION                   5,950            2,263        2,525          2,415       1,161             14,314

                2001                    AGRICULTURE      PROCESSING        RAIL         RETAIL         OTHER          TOTAL
-------------------------------------- --------------- ---------------- ------------ -------------- ------------ -----------------
Revenues from external customers             $662,790         $112,827      $31,061       $177,949          --           $984,627
Inter-segment sales                             5,645            1,212          930             --          --              7,787
Other income (net)                              1,196              300          248            618       1,141              3,503
Gain on insurance settlement                      338               --           --             --          --                338
Interest expense (income) (a)                   6,179            3,428        1,846          1,900      (1,783)            11,570
Operating income (loss)                        19,765           (7,654)        (349)         1,868      (1,699)            11,931
Identifiable assets                           244,289           84,709       45,037         57,289      27,000            458,324
Capital expenditures                            5,845            1,549          166            907         688              9,155
Railcar expenditures                               --               --       21,790             --          --             21,790
Depreciation and amortization                   6,399            2,341        2,432          2,426         666             14,264

                2000                    AGRICULTURE      PROCESSING        RAIL         RETAIL         OTHER          TOTAL
-------------------------------------- --------------- ---------------- ------------ -------------- ------------ -----------------
Revenues from external customers             $648,410         $107,434      $18,972       $183,817     $2,489            $961,122
Inter-segment sales                             5,896            1,280        1,029             --         --               8,205
Other income (net)                              1,204              358          233            611      1,583               3,989
Gain on sale of business                           --               --           --             --        992                 992
Gain on insurance settlement                    2,088               --           --             --         --               2,088
Interest expense (income) (a)                   6,186            3,424        1,748          1,706     (1,235)             11,829
Operating income (loss)                        14,301           (3,470)       1,003          3,246       (716)             14,364
Identifiable assets                           218,084           87,092       43,213         60,178     34,398             442,965
Capital expenditures (b)                        9,648            9,276           72          1,484        488              20,968
Railcar expenditures                               --               --       16,245             --         --              16,245
Depreciation and amortization                   6,223            2,032        1,417          2,755        692              13,119


(a) The interest income reported in the Other segment includes net interest income at the corporate level. These amounts result from a rate differential between the interest rate on which interest is allocated to the operating segments and the actual rate at which borrowings are made.

(b) Capital expenditures in 2000 include assets purchased in exchange for long-term liabilities.

Grain sales for export to foreign markets amounted to approximately $149 million, $191 million and $172 million in 2002, 2001 and 2000, respectively.

Grain sales of $154 million, $122 million and $153 million in 2002, 2001, and 2000, respectively, were made to Cargill, Inc.

CORPORATE OFFICERS

DENNIS J. ADDIS
President,
Plant Nutrient Division

DANIEL T. ANDERSON
President, Retail Group

MICHAEL J. ANDERSON
President & Chief Executive Officer

RICHARD M. ANDERSON
President, Processing Group

RICHARD P. ANDERSON
Chairman

DALE W. FALLAT
Vice President, Corporate Services

PHILIP C. FOX
Vice President, Corporate Planning

CHARLES E. GALLAGHER
Vice President Human
Resources

RICHARD R. GEORGE
Vice President, Controller & CIO

BEVERLY J. MCBRIDE
Vice President, General Counsel & Corporate Secretary

HAROLD M. REED
President, Grain Division

RASESH H. SHAH
President, Rail Group

GARY L. SMITH
Vice President, Finance & Treasurer



BOARD OF DIRECTORS

DONALD E. ANDERSON
Director of Science, Retired
The Andersons, Inc.

MICHAEL J. ANDERSON
President & Chief Executive Officer
The Andersons, Inc.

RICHARD M. ANDERSON
President, Processing Group
The Andersons, Inc.

RICHARD P. ANDERSON
Chairman
The Andersons, Inc.

THOMAS H.  ANDERSON
Chairman Emeritus
The Andersons, Inc.

JOHN F. BARRETT (2) (3)
Chairman, President & Chief Executive Officer
The Western & Southern Life Insurance Co.

PAUL M. KRAUS
Attorney
Marshall & Melhorn LLC

DONALD L. MENNEL(1)(3)
President & Treasurer
The Mennel Milling Company

DAVID L. NICHOLS(1)(3)
President & Chief Operating Officer, Rich's-Macy's/Lazarus/
Goldsmith's Division of Federated Department Stores, Inc.

DR. SIDNEY RIBEAU(2)(3)
President
Bowling Green State University

CHARLES A. SULLIVAN(1)(3)
Chairman
Interstate Bakeries Corp

JACQUELINE F. WOODS(2)(3)
Retired President
Ameritech Ohio

(1)      Audit Committee
(2)      Compensation Committee
(3)      Governance / Nominating Committee

INVESTOR INFORMATION

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP, Toledo, OH

NASDAQ SYMBOL
The Andersons, Inc. common shares are traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol ANDE

SHAREHOLDERS
As of February 28, 2003, there were 7.2 million shares of common stock outstanding: 674 shareholders of record and approximately 2,500 shareholders for whom security firms acted as nominees.

CORPORATE OFFICES
The Andersons, Inc
480 West Dussel Drive
Maumee, OH  43537
419-893-5050
www.andersonsinc.com





TRANSFER AGENT & REGISTRAR
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL  60602
312-588-4991

FORM 10-K
The Andersons' 2002 Form 10-K, filed in mid-March 2003 with the SEC, is available to stockholders and interested individuals without charge by writing or calling Investor Relations.

INVESTOR RELATIONS
Gary L. Smith
Vice President, Finance & Treasurer
419-891-6417
gary_smith@andersonsinc.com

ANNUAL MEETING
The annual shareholders' meeting of The Andersons, Inc. will be held at The Andersons' Activities Building, 1833 South Holland-Sylvania Road, Maumee, OH at 1:30 p.m. on May 1, 2003.

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


                                       39