Form 10-K/A, Exhibit 13
period 2002-12-31
ANDERSONS INC
filed 2003-10-24
CIK 821026

                                                                               .
                                                                               .
                                                                               .

                                                                      EXHIBIT 13

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
Officers & Directors Data                      Inside Back

                                                      [Pie Chart]
                          [Pie Chart]                  BEGINNING                 [Bar Chart]
                              2002                 ALLOCATED CAPITAL        2002 OPERATING INCOME
                            REVENUES                (AS OF (1/1/02)               (RESTATED)
                       YEAR: $1.1 BILLION         TOTAL: $202 MILLION        TOTAL: $16.0 MILLION
Agriculture                   70.8%                      39.9%                       $15.2
Processing                    10.6%                      21.7%                        (1.3)
Rail                           1.7%                      19.4%                         1.5
Retail                        16.9%                      19.0%                         4.0
Other                           --                         --                         (3.4)
                       --------------------------------------------------------------------------
                             100.0%                     100.0%                       $16.0
                       ==========================================================================

2002 ACCOMPLISHMENTS

- Earned a record $1.92 (restated) per diluted share vs. $1.21 per diluted share in 2001

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

FINANCIAL HIGHLIGHTS

                                                                        2002            2001            % CHANGE
    (in thousands, except for per share and performance data)        (RESTATED)
                                                                    --------------------------------------------
OPERATIONS
Grain sales & revenues                                              $    583,947    $    475,953         21.6%
Fertilizer, retail & other sales                                         492,580         504,408         (2.3%)
                                                                    ----------------------------
TOTAL SALES & REVENUES                                              $  1,076,527    $    980,361          9.3%
                                                                    ============================
Gross profit - grain                                                $     47,348    $     52,029         (9.0%)
Gross profit - fertilizer, retail & other                                115,753         108,722          6.5%
                                                                    ----------------------------
TOTAL GROSS PROFIT                                                  $    163,101    $    160,751          1.5%
                                                                    ============================
Other income / gains (net)                                          $      3,741    $      3,841         (2.6%)
Income before income taxes and cumulative effect of accounting
   change                                                                 16,002          11,931         34.1%
Net income before cumulative effect of change in accounting
   principle                                                              10,764           9,042         21.5%
Cumulative effect of change in accounting principle                        3,480            (185)       100.0%
Net income                                                                14,244           8,857         60.8%
Effective tax rate                                                          32.7%           24.2%        35.1%
Weighted average shares outstanding                                        7,283           7,281           --

PER SHARE DATA
Net income - basic                                                  $       1.96    $       1.22         50.0%
Net income - diluted                                                        1.92            1.21         47.9%
Dividends paid                                                              0.26            0.26           --
Year end market value                                                      12.70           10.00         27.0%

PERFORMANCE
Pretax return on beginning equity                                           16.9%           13.3%
Net income return on beginning equity                                       15.0%            9.9%
Funded long-term debt to equity ratio                                   .80-TO-1        .96-TO-1
Number of employees                                                        2,958           3,035

Shareholders and friends,

The Andersons celebrated its 55TH year of growth and success in 2002 with a record-setting performance. Net income (as restated) was $14.2 million or $1.92 per diluted share for 2002 compared to $8.9 million or $1.21 per diluted share in 2001. Total revenues of $1.1 billion for 2002 rose 9% above revenues reported in 2001. Our shareholders have enjoyed excellent total returns (market price plus dividends) over the past two years - 30% in 2002 and 19% in 2001. Equity investors are returning to essential and basic industries for protection and long-term value as a result of the slowing economy, poor equity markets, and low bond interest rates. Agribusiness has been a good alternative for investors in these trying times.

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

The AGRICULTURE GROUP had excellent operating performance for the year. While grain production in the region was below average due to last year's wet planting and summer drought conditions, margin on grain sales was strong. Overall, earnings from grain storage were lower than 2001. The Plant Nutrient Division (formerly the Wholesale Fertilizer and Farm Center Divisions) reported a 7% increase in fertilizer sales volume. Attention to expenses, inventory positions, margin control and facility utilization were key to their success.

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

We continue to develop our progressive grain marketing tools, such as Freedom Contracts(SM), to assist producers in pricing decisions. In 2002 we began taking these contracts and marketing ideas outside our historic marketing region. What we call "portable originations" has been a way to contract with and serve customers without physically handling the grain. In addition, we have developed web-based customer contracts, statements and other information to help customers track and manage their contract positions.

In 2003, the Grain Division became a minority investor in Lansing Grain Company LLC, which is a new company formed by Lansing Grain Company, a 77-year old grain trading business with offices in Michigan, Minnesota, and Kansas. This investment should benefit both parties as we serve different market sectors and geographic regions.

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

In 2002, the Agriculture Group's operating income was $15.2 million, excellent operating performance for the year. Total revenues of $762 million in 2002 were almost $100 million higher than the previous year.

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

[Bar Charts]

                                                            1998       1999       2000       2001       2002
SALES & REVENUES                                          $    826   $    669   $    646   $    659   $    762
OPERATING INCOME                                               6.7        6.1       14.3       19.8       15.2
UNIT VOLUMES
    Grain Bushel Receipts (Millions)                           157        158        156        155        142
    Grain Bushels Shipped (Millions)                           204        182        165        165        180
    Wholesale Fertilizer Sales and Service Tons (000)        1,201      1,293      1,306      1,360      1,423
    Farm Center Application Acres (000)                        333        552        479        475        491

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

[Bar Charts]

                                                            1998       1999       2000       2001       2002
SALES & REVENUES                                          $   76.4   $   85.0   $  107.4   $  112.8   $  114.3

OPERATING INCOME (LOSS)                                   $    2.8   $   (0.1)  $   (3.5)  $   (7.7)  $   (1.3)

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

RETAIL GROUP

The RETAIL GROUP operates six large stores in Ohio; three in the Toledo area, two in Columbus and one in Lima. Four are stand-alone facilities with in-store selling space of 130,000 or more square feet each. The other two are slightly smaller mall-based units. The goal of the Retail Group is to serve the needs of homeowners more effectively than competing home centers and mass merchants. The group's central message to the retail customer is MORE FOR YOUR HOME(R). The product offering includes a broad array of traditional home center merchandise - plumbing, electrical and building supplies, hardware, tools, kitchen and bath design, flooring, paint and lighting products. In addition to these, the stores feature lawn and garden products, extensive lines of housewares and domestics, workwear, pet supplies, automotive supplies and sporting goods. Each store also has an Uncommon Market(TM) with a unique offering of high quality foods including produce, a deli, a bakery, specialty gourmet foods, frozen and fresh meats, and one of the largest selections of fine wines in the Midwest.

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

[Bar charts]

                                                            1998       1999       2000       2001       2002
SALES & REVENUES
        Retail                                            $    174   $    181   $    184   $    178   $    181
OPERATING INCOME
        Retail                                            $    1.7   $    2.6   $    3.2   $    1.9   $    4.0

SELECTED FINANCIAL DATA

                                 2002            2001           2000             1999          1998
                             (As Restated) (e)
 (in thousands, except for
   per common share data)
Operating Results
  Total sales & revenues (f)  $ 1,076,527      $ 980,361      $ 958,505      $  1,001,804   $ 1,137,353
  Net income                       14,244 (a)      8,857 (a)     10,078 (b)         8,379         9,752
  Per common share data:
    Earnings - diluted               1.92           1.21           1.34              1.03          1.20
    Dividends paid                   0.26           0.26           0.24              0.20          0.16

Balance Sheet Data
  Total assets (c)            $   469,218      $ 458,324      $ 442,965      $    379,663   $   362,663
  Working capital                  81,755         75,228         55,260            67,939        65,898
  Long-term debt (d)               84,272         91,316         80,159            74,127        71,565
  Shareholders' equity            105,765         94,934         89,836            84,805        82,734

(a) Gains of $0.3 million ($0.2 million after tax) for insurance settlements are included in each of 2002 and 2001

(b) Gains of $2.1 million for an insurance settlement and $1.0 million on the sale of a business are Included ($2.0 million after tax).

(c)  Includes reclassification of pension asset for all years presented

(d)  Excludes current portion.

(e) To reflect the adoption of EITF Topic D-96. See Note 1 to the audited financial statements

(f) Includes reclassification of revenues (and cost of sales) for all years presented relative to third party contract. See Note 1 to the audited financial statements

QUARTERLY FINANCIAL DATA AND MARKET FOR COMMON STOCK

(in thousands, except for                               Net Income (Loss) before
per common share data)                                      Cumulative Effect
                                                                      Per Share-
                               Net Sales   Gross Profit    Amount       Basic
                               -------------------------------------------------
Quarter Ended
 2002 (as restated)
March 31                       $  215,561   $   35,015   $      681   $     0.09
June 30                           301,001       48,919        8,328         1.14
September 30                      204,868       33,779         (630)       (0.09)
December 31                       355,097       45,388        2,385         0.33
                               ------------------------------------
          Year                 $1,076,527   $  163,101   $   10,764         1.48
                               ====================================

          2001
March 31                       $  216,802   $   35,369   $     (630)  $    (0.09)
June 30                           272,714       48,722        7,274         1.00
September 30                      184,829       31,646       (1,905)       (0.26)
December 31                       306,016       45,014        4,303         0.60
                               ------------------------------------
          Year                 $  980,361   $  160,751   $    9,042         1.24
                               ====================================

(in thousands, except for          Net Income (Loss)        Common Stock Quote
per common share data)         -----------------------   -----------------------
                                            Per Share-                             Dividends
                                 Amount        Basic        High         Low        Declared
                               --------------------------------------------------------------
Quarter Ended
 2002 (as restated)
March 31                       $    4,161   $     0.57   $    10.40   $     9.35   $    0.065
June 30                             8,328         1.14        13.75        10.12        0.065
September 30                         (630)       (0.09)       13.60        11.76        0.065
December 31                         2,385         0.33        13.00        11.38        0.070
                               ----------                                          ----------
          Year                 $   14,244         1.96                             $    0.265
                               ==========                                          ==========

          2001
March 31                       $     (815)  $    (0.11)  $     8.94   $     8.03   $    0.065
June 30                             7,274         1.00         8.88         7.50        0.065
September 30                       (1,905)       (0.26)       10.00         7.72        0.065
December 31                         4,303         0.60        10.00         8.51        0.065
                               ----------                                          ----------
          Year                 $    8,857         1.22                             $    0.260
                               ==========                                          ==========

         Following is a table reconciling previously reported quarterly net sales, gross profit, net income (loss) before cumulative effect and net income (loss) to amounts which reflect the restatement for the adoption of EITF D-96 (See Note 1 to the audited financial statements). The "As Previously Reported" column includes reclassifications to gross profit related to the adoption of EITF 02-16, "Accounting by a Reseller for Cash Consideration received from a Vendor," which had no impact on net income or shareholders' equity. In addition, the adjustments to net sales include an election to reclassify the current period impact of the marketing agreement to a component of sales and merchandising revenues rather than cost of sales. This reclassification also had no impact to net income or shareholders' equity.

                                                                             YEAR ENDED DECEMBER 31, 2002
                                                                   AS PREVIOUSLY                         AS
QUARTER ENDED                    CAPTION                              REPORTED        ADJUSTMENTS     RESTATED
                                                                   -------------------------------------------
March 31        Net Sales                                            $ 214,831         $    730      $ 215,561
                Gross Profit                                            36,349           (1,334)        35,015
                Net income (loss) before cumulative effect               1,609             (928)           681
                Net Income (Loss)                                        1,609            2,552          4,161
June 30         Net Sales                                              301,098              (97)       301,001
                Gross Profit                                            49,541             (622)        48,919
                Net income (loss) before cumulative effect               8,760             (432)         8,328
                Net Income (Loss)                                        8,760             (432)         8,328
September 30    Net Sales                                              204,722              146        204,868
                Gross Profit                                            34,835           (1,056)        33,779
                Net income (loss) before cumulative effect                 (84)            (546)          (630)
                Net Income (Loss)                                          (84)            (546)          (630)
December 31     Net Sales                                              355,183              (86)       355,097
                Gross Profit                                            46,208             (820)        45,388
                Net income (loss) before cumulative effect               3,034             (649)         2,385
                Net Income (Loss)                                        3,034             (649)         2,385

                        Report of Independent Accountants

To the Board of Directors and
Shareholders of The Andersons, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of shareholders' equity, as presented on pages 15 through 18 and pages 32 through 56, present fairly, in all material respects, the financial position of The Andersons, Inc. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the Company restated its Consolidated Financial Statements as of and for the year ended December 31, 2002 to reflect the adoption of EITF Topic D-96, "Accounting for Management Fees Based on a Formula."

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Toledo, Ohio
January 27, 2003, except as to the effect of the matters described in Note 1, which is as of October 24, 2003

                               The Andersons, Inc.

                        Consolidated Statements of Income

                                                                              YEAR ENDED DECEMBER 31
                                                                       2002          2001           2000
 (in thousands, except per common share data)                      (AS RESTATED)
                                                                    ---------------------------------------
Sales and merchandising revenues                                    $ 1,076,527   $   980,361   $   958,505
Cost of sales and merchandising revenues                                913,426       819,610       800,323
                                                                    ---------------------------------------
Gross profit                                                            163,101       160,751       158,182

Operating, administrative and general expenses                          141,028       141,091       139,058
Interest expense                                                          9,812        11,570        11,829
Other income / gains:
  Other income (net)                                                      3,439         3,503         3,989
  Gain on insurance settlements                                             302           338         2,088
  Gain on sale of business                                                   --            --           992
                                                                    ---------------------------------------
Income before income taxes and cumulative effect of accounting
   change                                                                16,002        11,931        14,364
Income tax provision                                                      5,238         2,889         4,286
                                                                    ---------------------------------------
Income before cumulative effect of accounting change                     10,764         9,042        10,078
Cumulative effect of change in accounting principle, net of
   income tax benefit                                                     3,480          (185)           --
                                                                    ---------------------------------------
Net income                                                          $    14,244   $     8,857   $    10,078
                                                                    =======================================
PER COMMON SHARE:
BASIC EARNINGS PER SHARE:
Income before cumulative effect of accounting change                $      1.48   $      1.24   $      1.34
Cumulative effect of change in accounting principle, net of
   income tax benefit                                                      0.48         (0.02)           --
                                                                    ---------------------------------------
Net income                                                          $      1.96   $      1.22   $      1.34
                                                                    =======================================

DILUTED EARNINGS PER SHARE
Income before cumulative effect of accounting change                $      1.45   $      1.24   $      1.34
Cumulative effect of change in accounting principle, net of
   income tax benefit                                                      0.47         (0.03)           --
                                                                    ---------------------------------------
Diluted earnings                                                    $      1.92   $      1.21   $      1.34
                                                                    =======================================
Dividends paid                                                      $      0.26   $      0.26   $      0.24
                                                                    =======================================

The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                           Consolidated Balance Sheets

                                                                                         DECEMBER 31
                                                                                      2002         2001
                                 (in thousands)                                   (AS RESTATED)
                                                                                   -----------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                       $    6,095   $    5,697
   Accounts and notes receivable:
     Trade receivables, less allowance for doubtful accounts
         of $3,014 in 2002; $2,701 in 2001                                             59,800       51,080
     Margin deposits                                                                       --        3,756
                                                                                   -----------------------
                                                                                       59,800       54,836
   Inventories                                                                        256,275      238,291
   Railcars available for sale                                                            550       11,932
   Deferred income taxes                                                                2,894        3,963
   Prepaid expenses and other current assets                                           11,675       11,954
                                                                                   -----------------------
Total current assets                                                                  337,289      326,673

Other assets:
   Pension asset                                                                        5,828        4,248
   Other assets and notes receivable, less allowance for doubtful notes
   receivable of $222 in 2002; $472 in 2001                                             5,794        5,344
   Investments in and advances to affiliates                                              969          956
                                                                                   -----------------------
                                                                                       12,591       10,548
Railcar assets leased to others, net                                                   26,399       26,102
Property, plant and equipment, net                                                     92,939       95,001
                                                                                   -----------------------
                                                                                   $  469,218   $  458,324
                                                                                   =======================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                                                   $   70,000   $   82,600
   Accounts payable for grain                                                          75,422       66,968
   Other accounts payable                                                              60,285       50,996
   Customer prepayments and deferred income                                            20,448       22,683
   Accrued expenses                                                                    19,604       17,824
   Current maturities of long-term debt                                                 9,775       10,374
                                                                                   -----------------------
Total current liabilities                                                             255,534      251,445

Deferred income                                                                           717        2,209
Other long-term liabilities                                                               381          223
Employee benefit plan obligations                                                      12,198        9,550
Long-term debt, less current maturities                                                84,272       91,316
Deferred income taxes                                                                  10,351        8,647
                                                                                   -----------------------
Total liabilities                                                                     363,453      363,390
Shareholders' equity:
   Common shares, without par value
     Authorized -- 25,000 shares
     Issued -- 8,430 shares at stated value of $0.01 per share                             84           84
   Additional paid-in capital                                                          66,662       66,431
   Treasury shares, at cost (1,258 in 2002; 1,174 in 2001)                            (12,558)     (10,687)
   Accumulated other comprehensive loss                                                  (815)        (964)
   Unearned compensation                                                                  (73)         (83)
   Retained earnings                                                                   52,465       40,153
                                                                                   -----------------------
                                                                                      105,765       94,934
                                                                                   -----------------------
                                                                                   $  469,218   $  458,324
                                                                                   =======================

The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                      Consolidated Statements of Cash Flows

                                                                                    YEAR ENDED DECEMBER 31
                              (in thousands)                                     2002          2001         2000
                                                                             (as restated)
                                                                              ------------------------------------
OPERATING ACTIVITIES
Net income                                                                    $   14,244   $    8,857   $   10,078
Adjustments to reconcile net income to net cash provided by (used in)
   operating activities:
     Depreciation and amortization                                                14,314       14,264       13,119
     Provision for losses on accounts and notes receivable                           353          224          911
     Cumulative effect of accounting change, net of income taxes                  (3,480)         185           --
     Gain on insurance settlements                                                  (302)        (338)      (2,088)
     Gain on sale of business                                                         --           --         (992)
     Gain on sale of property, plant and equipment                                  (406)        (336)         (35)
     Realized and unrealized (gains) losses on railcars                             (179)       1,172         (110)
     Deferred income tax provision (benefit)                                       1,432         (539)       2,242
     Other                                                                            91          368          111
                                                                              ------------------------------------
     Cash provided by operations before changes in operating assets and
       liabilities                                                                26,067       23,857       23,236
     Changes in operating assets and liabilities:
       Accounts and notes receivable                                              (5,249)       2,080       (6,984)
       Inventories                                                               (17,984)     (26,428)     (35,811)
       Prepaid expenses and other assets                                            (474)        (117)      (3,604)
       Accounts payable for grain                                                  8,454         (500)      (1,415)
       Other accounts payable and accrued expenses                                12,435       (5,000)       6,274
                                                                              ------------------------------------
Net cash provided by (used in) operating activities                               23,249       (6,108)     (18,304)

INVESTING ACTIVITIES
Purchases of property, plant and equipment                                        (9,834)      (9,155)     (16,189)
Purchases of railcars                                                             (8,203)     (21,790)     (16,245)
Purchase of U.S. ProTurf(R) and other business assets                                 --           --      (16,311)
Proceeds from sale of railcars                                                    15,985       15,376        3,821
Proceeds from sale of property, plant and equipment                                  598          951          240
Proceeds from insurance settlements                                                  302          338        2,346
Proceeds from sale of business                                                        --           --        2,133
                                                                              ------------------------------------
Net cash used in investing activities                                             (1,152)     (14,280)     (40,205)

FINANCING ACTIVITIES
Net increase (decrease) in short-term borrowings                                 (12,600)      11,300       26,300
Proceeds from issuance of long-term debt                                          22,333       23,250      194,723
Payments of long-term debt                                                       (29,976)     (10,845)    (187,417)
Change in overdrafts                                                               2,866       (7,796)      17,827
Payment of debt issue costs                                                         (634)          --           --
Proceeds from sale of treasury shares under stock compensation plans                 840          332          363
Dividends paid                                                                    (1,903)      (1,907)      (1,819)
Purchase of treasury shares                                                       (2,625)      (1,387)      (3,944)
                                                                              ------------------------------------
Net cash provided by (used in) financing activities                              (21,699)      12,947       46,033
                                                                              ------------------------------------

Increase (decrease) in cash and cash equivalents                                     398       (7,441)     (12,476)
Cash and cash equivalents at beginning of year                                     5,697       13,138       25,614
                                                                              ------------------------------------
Cash and cash equivalents at end of year                                      $    6,095   $    5,697   $   13,138
                                                                              ====================================

NONCASH INVESTING ACTIVITIES
   Acquisition of intangible assets in exchange for long-term debt                                      $    3,879
                                                                                                        ==========

The Notes to Consolidated Financial Statements on pages 21-32 are an integral part of these statements.

                               The Andersons, Inc.

                 Consolidated Statements of Shareholders' Equity

                                                                               Accumulated
                                                        Additional                Other
                                                Common   Paid-in    Treasury  Comprehensive    Unearned    Retained
               (in thousands)                   Shares   Capital     Shares       Loss       Compensation  Earnings    Total
                                                ------------------------------------------------------------------------------
Balances at January 1, 2000                     $  84    $ 67,227   $ (7,158)     $  (144)     $   (158)   $ 24,954  $  84,805
                                                                                                                     ---------
   Net income                                                                                                10,078     10,078
   Other comprehensive income:
     Minimum pension liability, net of $0.1
      million income taxes                                                            144                                  144
                                                                                                                     ---------
   Comprehensive income                                                                                                 10,222
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors (130 shares)                               (96)       607                       (148)                   363
   Issuance of shares to complete
     acquisition                                             (643)       643                                                --

   Amortization of unearned compensation                                                            228                    228
   Purchase of treasury shares (477 shares)                           (3,944)                                           (3,944)
   Dividends declared ($0.245 per common
     share)                                                                                                  (1,838)    (1,838)
                                                ------------------------------------------------------------------------------
Balances at December 31, 2000                      84      66,488     (9,852)          --           (78)     33,194     89,836
                                                                                                                     ---------
   Net income                                                                                                 8,857      8,857
   Other comprehensive income (loss):
     Cumulative effect of accounting change                                        (1,172)                              (1,172)
     Other                                                                            208                                  208
                                                                                                                     ---------
   Comprehensive income                                                                                                  7,893
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors, net of tax (62 shares)                    (57)       552                       (163)                   332
   Amortization of unearned compensation                                                            158                    158
   Purchase of treasury shares (166 shares)                           (1,387)                                           (1,387)
   Dividends declared ($0.26 per common
     share)                                                                                                  (1,898)    (1,898)
                                                ------------------------------------------------------------------------------
Balances at December 31, 2001                      84      66,431    (10,687)        (964)          (83)     40,153     94,934
                                                                                                                     ---------
   Net income (as restated)                                                                                  14,244     14,244
   Other comprehensive income:
     Cash flow hedge activity, net of
     income tax of $0.5 million                                                       149                                  149
                                                                                                                     ---------
   Comprehensive income (as restated)                                                                                   14,393
   Stock awards, stock option exercises,
     and other shares issued to employees
     and directors, net of income tax of
     $0.3 million (132 shares)                                231        754                       (145)                   840
   Amortization of unearned compensation                                                            155                    155
   Purchase of treasury shares (216 shares)                           (2,625)                                           (2,625)
   Dividends declared ($0.265 per common
     share)                                                                                                  (1,932)    (1,932)
                                                ------------------------------------------------------------------------------
Balances at December 31, 2002 (as restated)     $  84   $  66,662   $(12,558)     $  (815)     $    (73)   $ 52,465  $ 105,765
                                                ==============================================================================

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

RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with a review of our periodic filings by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, we concluded that it is appropriate to modify our accounting related to a specific agreement with a third party.

As previously disclosed, certain of the Company's agriculture facilities are subject to a five-year marketing agreement with a third party that provides for a base level of income and equal sharing of profits earned over the base level. The Company's share of profits is calculated annually under the marketing agreement based on a formula that recognizes the base level income as revenue on a pro-rata basis over the term of the agreement. The Company previously measured its share of the profits earned in excess of the base-level at the end of each contract year and was recognizing such income over the remaining term of the agreement.

Upon further review and consideration, we have determined that the Emerging Issues Task Force Topic D-96, "Accounting for Management Fees Based on a Formula," ("EITF Topic D-96") applies to the Company's situation, specifically with respect to provisions of Method 2 described therein, which stipulates that revenues recorded under such arrangements should be the amount that would be due under the formula at any point in time as if the contract was terminated at that date.

Upon review of the impact of the adjustments necessary to comply with the requirements of EITF Topic D-96, which became effective for the Company as of January 1, 2002, we concluded that restating our 2002 financial statements was appropriate. The transition provisions of EITF Topic D-96 require the impact of the change in accounting to be presented as a cumulative effect of a change in accounting principle at the date of adoption. The following table presents the impact of the restatement adjustments on the Company's previously reported sales and merchandising revenues, cost of sales and merchandising revenues, gross profit, income before income taxes and cumulative effect of accounting changes, income tax provision, cumulative effect of change in accounting principle, net of income tax provision, and net income for the year ended December 31, 2002.

                                                                YEAR ENDED DECEMBER 31, 2002
                                                         AS PREVIOUSLY
               INCOME STATEMENT CAPTION                     REPORTED     ADJUSTMENTS     AS RESTATED
                                                         -------------------------------------------
Sales and merchandising revenues (b)                      $  1,075,834   $        693   $  1,076,527
Cost of sales and merchandising revenues(a)                    908,901          4,525        913,426
Gross profit                                                   166,933         (3,832)       163,101
Income before income taxes and cumulative effect of
   accounting change                                            19,834         (3,832)        16,002
Income tax expense                                               6,515         (1,277)         5,238
Cumulative effect of change in accounting principle,
   net of income taxes                                              --          3,480          3,480
Net income                                                      13,319            925         14,244

     (a) Periods presented "As Previously Reported" include reclassifications made to conform to the current presentation. These reclassifications related to the adoption of EITF 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor, and had no impact on net income or shareholders' equity.

     (b) Upon adoption of EITF Topic D-96, the Company reclassified the current period impact to gross profit of the marketing agreement as a component of sales and merchandising revenues rather than cost of sales. Previously the Company considered the marketing agreement impact as an adjustment to its cost of grain rather than as an adjustment to sales and merchandising revenues and therefore had included the impact in its cost of sales. Prior periods have been reclassified to conform to this presentation.

The following table presents a summary of the effects of the restatement on the Consolidated Balance Sheet as of December 31, 2002.

                                                            DECEMBER 31, 2002
                                               AS PREVIOUSLY
               BALANCE SHEET CAPTION              REPORTED    ADJUSTMENTS    AS RESTATED
                                               -----------------------------------------
Current deferred income tax asset               $    3,491     $     (597)   $    2,894
Customer prepayments and deferred income            21,970         (1,522)       20,448
Retained earnings                                  104,840            925       105,765

All information within this Annual Report to Shareholders has been updated for the above restatement and reclassifications.

COMPARISON OF 2002 WITH 2001

Sales and merchandising revenues for 2002 totaled $1.08 billion, an increase of $96.2 million, or 10%, from 2001. Sales in the Agriculture Group were up $114.7 million, or 19%. Increased grain sales of $119.4 million included both a 9% volume increase and a 16% increase in the average price of bushels sold. All grains showed price per bushel increases and bushel volume was up for corn and wheat. Fertilizer sales were down $4.6 million, or 3%, due to a 9% decrease in the average price per ton sold, partially offset by a 7% increase in tons sold. Revenues in both grain and fertilizer businesses are significantly impacted by the market price of the commodities being sold.

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

The Processing Group had a $1.5 million, or 1%, increase in sales and merchandising revenues resulting primarily from an overall 3% increase in lawn division tons sold, partially offset by a 3% decrease in the average price per lawn division ton sold. The industrial lawn business (where the Group is responsible only for the contract manufacturing of product and does no marketing) continues to grow in relative size, due, in part, to the movement of a large consumer customer to an industrial relationship. The Company receives less margin for industrial tons, as compared to consumer tons, because it is acting primarily as a contract manufacturer and not incurring certain sales and marketing costs. Further, the Company is no longer required to accept returns from the customer. The reduction of returns and elimination of marketing costs contributed to the sales increase. Sales and merchandising revenues were positively impacted by these reversals in 2002 by $1.4 million. The professional lawn business continues to be impacted by general softness in the golf course market and a reduction in the number of rounds played.

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

Gross profit for 2002 totaled $163.1 million, an increase of $2.3 million, or 1%, from 2001. The Agriculture Group had a $4.8 million, or 6%, decrease in gross profit, in spite of the significant increase in revenues mentioned previously. Gross profit in the grain division totaled $47.3 million, a decrease of $4.7 million, or 9%. The fertilizer businesses of the Agriculture Group recognized a decrease in gross profit of $0.1 million, primarily due to a decrease in gross profit per ton, nearly offset by increased volume of fertilizer sold.

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

Gross profit in the Retail Group increased $3.0 million, or 6%, from 2001. This was due to both the increase in sales discussed previously and a percentage point increase in margins. This margin increase results primarily from changes in product mix and better management of promotional programs and markdowns.

The Company recorded gains of $0.3 million in each of 2002 and 2001 related to insurance recoveries.

Operating, administrative and general expenses for 2002 totaled $141.0 million, a $0.1 million decrease from 2001. Full-time employees increased 2% from 2001, however, labor expense decreased $1.0 million, or 1%. The majority of the decrease relates to severance costs of $1.3 million in 2001 compared to $0.4 million in 2002. Benefit costs, however, rose 11% due to the increased cost of providing pension and health care benefits to current and former employees. In addition, the Company's performance incentive expense increased $1.3 million, which reflects the improved 2002 results when compared to 2001. Significant expense reductions were realized in rent, advertising and professional services. In addition to the benefit and performance incentive expense increases mentioned previously, increases were also realized in insurance expense and maintenance expense. In spite of actions taken to slow the growth of benefit and insurance expenses, the Company expects the trend toward higher costs to continue through 2003.

Interest expense for 2002 was $9.8 million, a $1.8 million, or 15%, decrease from 2001. Average daily short-term borrowings for 2002 were up 2% when compared to 2001 while the average short-term interest rate decreased from 5.1% for 2001 to 3.2% for 2002. Long-term interest expense decreased slightly for the same period.

As a result of the above, pretax income of $16.0 million for 2002 was 34% higher than the pretax income of $11.9 million in 2001. Income tax expense of $5.2 million was recorded in 2002 at an effective rate of 32.7%. In 2001, income tax expense of $2.9 million was recorded at an effective rate of 24.2%. The significant change in the effective tax rates between 2001 and 2002 resulted primarily from a much higher benefit from our foreign sales corporation in 2001 relative to the pretax income.

The Company also recorded a cumulative effect adjustment upon the adoption of EITF Topic D-96 ($3.5 million after tax). This cumulative effect adjustment reversed the December 31, 2001 balance of $5.4 million of deferred income that, under EITF Topic D-96, the Company earned as of January 1, 2002. As a result of the above, the 2002 net income of $14.2 million was $5.3 million better than the 2001 net income of $8.9 million. Basic earnings per share increased $0.74 from 2001 and diluted earnings per share increased $0.71 from 2001.

COMPARISON OF 2001 WITH 2000

Sales and merchandising revenues for 2001 totaled $980.4 million, an increase of $21.9 million, or 2%, from 2000. Sales in the Agriculture segment were up $10.0 million, or 2%. Grain sales were down $15.1 million, or 3%, due to flat volumes and a 3% decrease in the average price per bushel sold. Fertilizer sales were up $25.1 million, or 17%, due to a 2% increase in volume and a 14% increase in average price per ton sold. Merchandising revenues in the Agriculture segment were up $2.8 million, or 6%, due primarily to increases in drying and mixing income, space income (before interest charges) in the grain division and licensing revenue from the Crop Revenue Profiler(R) software. Space income includes storage fees earned on grain held for our customers and appreciation in the value of grain owned. Grain bushels on hand at December 31, 2001 were 65.4 million, slightly more inventory than at December 31, 2000.

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

Gross profit for 2001 totaled $160.8 million, an increase of $2.6 million, or 2%, from 2000. The Agriculture segment had a gross profit increase of $11.1 million, or 15%, resulting from a 28% increase in margin on grain bushels sold, a 14% increase in gross profit on fertilizer tons sold and the 6% increase in merchandising revenues discussed previously. As always, this segment's results are highly dependent on weather conditions during the spring planting season through fall harvest in the eastern corn belt.

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

Gross profit in the Retail segment decreased by $1.7 million, or 3%, from 2000. Half of this decrease was related to the extra week in 2000 mentioned previously. The remainder was due to the decrease in sales discussed above. New competition is expected in the Toledo market in 2002.

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

Operating, administrative and general expenses for 2001 totaled $141.1 million, a $2.0 million, or 1%, increase from 2000. The increase primarily reflects increased labor and benefits expenses including $1.3 million in severance expense. Full-time employees decreased 4% from the prior year, with reductions in all segments and at the corporate level.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's operations (before changes in operating assets and liabilities) provided cash of $26.1 million in 2002, an increase of $2.2 million from 2001. Net working capital at December 31, 2002 was $81.8 million, an increase of $6.6 million from December 31, 2001.

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

Total capital spending for 2002 on property, plant and equipment was $9.8 million and included $1.8 million for investments in facilities and expansion in the Agriculture Group, $1.6 million for information systems and $0.7 million for retail store improvements and additions. The remaining amount of $5.7 million was spent on numerous assets and projects with no single project costing more than $0.3 million. The Company also spent $8.2 million in 2002 for the purchase of railcars and capitalized modifications on railcars that may then be sold, financed off-balance sheet or owned by the Company for lease to customers. The Company sold or financed $16.0 million of railcars during 2002. Finally, the Company completed its minority investment in a new limited liability corporation specializing in grain trading formed by Lansing Grain Company in January, 2003.

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

CONTRACTUAL OBLIGATIONS

Future payments due under contractual obligations at December 31, 2002 are as follows:

                             Payments Due by Period


     CONTRACTUAL OBLIGATIONS        Less than                             After 5
          (in thousands)              1 year      1-3 years   4-5 years    years      Total
                                    ---------------------------------------------------------
Long-term debt                       $   9,454    $  14,915   $  16,600   $48,928   $ 89,897
Capital lease obligations                  327          696       3,127        --      4,150
Operating leases                        10,367       14,606       6,869     9,992     41,834
Other                                      200          400         400        --      1,000
                                     -------------------------------------------------------
Total contractual cash obligations   $  20,348    $  30,617   $  26,996   $58,920   $136,881
                                     =======================================================

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

The following table describes the railcar and locomotive positions at December 31, 2002.

             METHOD OF CONTROL                       FINANCIAL STATEMENT             NUMBER
----------------------------------------------------------------------------------------------
Owned-railcars available for sale              On balance sheet - current                 144
Owned-railcar assets leased to others          On balance sheet - non-current           2,124
Railcars leased from financial institutions    Off balance sheet                        1,934
Railcars - non-recourse arrangements           Off balance sheet                        1,497
                                                                                  -----------
TOTAL RAILCARS                                                                          5,699
                                                                                  ===========

Locomotives - non-recourse arrangements        Off balance sheet                           51
                                                                                  ===========

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

CRITICAL ACCOUNTING POLICIES

The process of preparing financial statements requires management to make estimates and judgments that affect the carrying values of the Company's assets and liabilities as well as the recognition of revenues and expenses. These estimates and judgments are based on the Company's historical experience and management's knowledge and understanding of current facts and circumstances. Certain of the Company's accounting policies are considered critical, as these policies are important to the depiction of the Company's financial statements and require significant or complex judgment by management. Following are the accounting policies management considers critical to the Company's financial statements.

Grain Inventories The Company marks all grain inventory, forward purchase and sale contracts for grain, and exchange-traded futures and options contracts to the market. Changes in market value are recorded as merchandising revenues in the statement of income. Because the Company marks inventories and sales commitments to the market, gross profit on a grain sale transaction is recognized when a contract for sale of the grain is executed. The related revenue is recognized upon shipment of the grain, at which time title transfers and customer acceptance occurs.

Marketing Agreement The Company has negotiated a marketing agreement that covers certain of its grain facilities (certain of which are leased from Cargill). Under this five-year agreement (which began in June

1998 and expires in May 2003), the Company sells grain from these facilities to Cargill at market prices. Income earned from operating the facilities includes a base-level income guarantee and equal sharing of income over that base level. There is also a look-back provision that places at risk any income in excess of the base level for the term of the agreement upon the occurrence of certain circumstances. Measurement of this threshold is made on a cumulative basis and cash is paid to (received from) Cargill at each contract year end. Prior to 2002, the Company has recognized in income the base level guarantee amount for each year of the agreement and spreads its share of the amount in excess of the base level on a pro rata basis over all future periods covered by the agreement. As referenced in the discussion titled Restatement of Previously Issued Financial Statements, the Company changed its method of accounting and beginning in 2002, recognizes its pro-rata share of income to date at each month-end and accrues for any payment to (or receipt of cash from) Cargill in accordance with Emerging Issues Task Force Topic D-96, "Accounting for Management Fees Based on a Formula."

Derivatives - Commodity Contracts The Company utilizes regulated commodity futures and options contracts to hedge its market price exposure on the grain it owns and related forward purchase and sale contracts. These contracts are included in the balance sheet in inventory at their current market value. Realized and unrealized gains and losses in the market value of these futures and option contracts are included in the income statement as a component of sales and merchandising revenues. While the Company considers all of its commodity contracts to be effective economic hedges, the Company does not designate its commodity futures and options contracts as hedges. Therefore the Company does not defer gains and losses on these same contracts as would occur for designated hedges under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Both the underlying inventory and forward purchase and sale contracts and the related futures and options contracts are marked to market on a daily basis.

Impairment of Long-Lived Assets The Company's various business segments are each highly capital intensive and require significant investment in facilities and / or rolling stock. In addition, the Company has a limited amount of intangible assets and goodwill (described more fully in Note 2 to the Company's annual consolidated financial statements) that it acquired in various business combinations. Whenever changing conditions warrant, we review the fair value of the tangible and intangible assets that may be impacted. We also annually review the balance of goodwill for impairment in the fourth quarter. These reviews for impairment take into account estimates of future cash flows. Our estimates of future cash flows are based upon a number of assumptions including lease rates, lease term, operating costs, life of the assets, potential disposition proceeds, budgets and long-range plans. While we believe the assumptions we use to estimate future cash flows are reasonable, there can be no assurance that the expected future cash flows will be realized. If management used different estimates and assumptions in its evaluation of these cash flows, the Company could recognize different amounts of expense in future periods.

Employee Benefit Plans The Company provides substantially all full-time employees with pension benefits and postretirement health care benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions, including interest rates used to discount certain liabilities, rates of return on assets set aside to fund these plans, rates of compensation increases, employee turnover rates, anticipated mortality rates and anticipated future healthcare cost trends. These estimates and assumptions are based on the Company's historical experience combined with management's knowledge and understanding of current facts and circumstances. The Company uses third-party specialists to assist management in measuring the expense and funded status of these employee benefit plans. If management used different estimates and assumptions regarding these plans, the funded status of the plans could vary significantly and then the Company could recognize different amounts of expense over future periods.

Revenue Recognition The Company recognizes revenue for the sales of its products at the time of shipment. Gross profit on sales of grain is recognized when sales contracts are entered into as the Company marks its contracts to the market on a daily basis. Revenues from other merchandising activities are recognized as open grain contracts are marked-to-market or as related services are provided. Sales returns and allowances, if required, are provided for at the time sales are recorded. Shipping and handling costs are included in cost of sales.

The Company sells railcars to financial intermediaries and other customers. Proceeds from railcar sales, including railcars sold in non-recourse transactions, are recognized as revenue at the time of sale if there is no leaseback or the operating lease is assigned to the buyer, non-recourse to the Company. Revenue on operating leases (where the Company is the lessor) and on servicing and maintenance contracts in non-recourse transactions is recognized over the term of the lease or service contract.

Leasing activities The Company accounts for its leasing activity in accordance with FASB Statement No. 13, as amended, and related pronouncements. The Company's Rail segment leases and manages railcars for third parties and leases railcars for internal use. Most leases to Rail segment customers are structured as operating leases. Railcars leased by the Company to its customers are either owned by the Company, leased from financial intermediaries under operating leases or leased from financial intermediaries under capital leases. The leases from financial intermediaries are generally structured as sale-leaseback transactions. Lease income and lease expense are recognized on a straight-line basis over the term of the lease.

The Company also has a limited number of direct financing leases with its customers that qualify for capital lease treatment. The net investment in the direct financing lease, consisting of lease receivables and the estimated residual value of the equipment at lease termination and net of unearned income, is included as an asset in the balance sheet.

The Company has financed some of its railcars through a capital lease with a financial intermediary. The terms of this lease required the Company to capitalize the assets and record the net present value of the lease obligation on its balance sheet as a long-term borrowing. There was no gain or loss on this financing transaction. This obligation is included with the Company's long-term debt as described in Note 8 to the consolidated annual financial statements. The railcars under this lease are being depreciated to their residual value over the term of the lease.

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

                                   DECEMBER 31
     (in thousands)             2002          2001
                             -----------------------
Net (short) long position     ($2,302)       $3,659
Market risk                       230           366

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

                                                                      DECEMBER 31
                      (in thousands)                               2002        2001
                                                                ----------------------
Fair value of long-term debt and interest rate contracts          $96,358    $104,102
Fair value in excess of carrying value                              2,236       2,344
Market risk                                                         1,893       2,253

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

                               The Andersons, Inc.

                   Notes to Consolidated Financial Statements

1. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In connection with a review of our periodic filings by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, we concluded that it is appropriate to modify our accounting related to a specific agreement with a third party.

As previously disclosed, certain of the Company's agriculture facilities are subject to a five-year marketing agreement with a third party that provides for a base level of income and equal sharing of profits earned over the base level. The Company's share of profits is calculated annually under the marketing agreement based on a formula that recognizes the base level income as revenue on a pro-rata basis over the term of the agreement. The Company previously measured its share of the profits earned in excess of the base-level at the end of each contract year and was recognizing such income over the remaining term of the agreement.

Upon further review and consideration, we have determined that the Emerging Issues Task Force Topic D-96, "Accounting for Management Fees Based on a Formula," ("EITF Topic D-96") applies to the Company's situation, specifically with respect to provisions of Method 2 described therein, which stipulates that revenues recorded under such arrangements should be the amount that would be due under the formula at any point in time as if the contract was terminated at that date.

Upon review of the impact of the adjustments necessary to comply with the requirements of EITF Topic D-96, which became effective for the Company as of January 1, 2002, we concluded that restating our 2002 financial statements was appropriate. The transition provisions of EITF Topic D-96 require the impact of the change in accounting to be presented as a cumulative effect of a change in accounting principle at the date of adoption. The following table presents the impact of the restatement adjustments on the Company's previously reported sales and merchandising revenues, cost of sales and merchandising revenues, gross profit, income before income taxes and cumulative effect of accounting changes, income tax provision, cumulative effect of change in accounting principle, net of income tax provision, and net income for the year ended December 31, 2002.

                                                                       YEAR ENDED DECEMBER 31, 2002
                                                               AS PREVIOUSLY
               INCOME STATEMENT CAPTION                           REPORTED     ADJUSTMENTS   AS RESTATED
                                                               -----------------------------------------
Sales and merchandising revenues (b)                           $  1,075,834     $    693     $ 1,076,527
Cost of sales and merchandising revenues(a)                         908,901        4,525         913,426
Gross profit                                                        166,933       (3,832)        163,101
Income before income taxes and cumulative effect of
   accounting change                                                 19,834       (3,832)         16,002
Income tax expense                                                    6,515       (1,277)          5,238
Cumulative effect of change in accounting principle,
   net of income taxes                                                   --        3,480           3,480
Net income                                                           13,319          925          14,244

(a) Periods presented "As Previously Reported" include reclassifications made to conform to the current presentation. These reclassifications related to the adoption of EITF 02-16, Accounting by a Reseller for Cash Consideration Received from a Vendor, and had no impact on net income or shareholders' equity.

(b) Upon adoption of EITF Topic D-96, the Company reclassified the current period impact to gross profit of the marketing agreement as a component of sales and merchandising revenues rather than cost of sales. Previously the Company considered the marketing agreement impact as an adjustment to its cost of grain rather than to as an adjustment to sales and merchandising revenues and therefore had included the impact in its cost of sales. Prior periods have been reclassified to conform to this presentation.

The following table presents a summary of the effects of the restatement on the Consolidated Balance Sheet as of December 31, 2002.

                                                           DECEMBER 31, 2002
                                             AS PREVIOUSLY
         BALANCE SHEET CAPTION                  REPORTED     ADJUSTMENTS   AS RESTATED
                                             -----------------------------------------
Current deferred income tax asset              $   3,491       $  (597)     $   2,894
Customer prepayments and deferred income          21,970        (1,522)        20,448
Retained earnings                                104,840           925        105,765

All information within this Annual Report to Shareholders has been updated for the above restatement and reclassifications.

2. BASIS OF FINANCIAL PRESENTATION / ACQUISITIONS

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

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

INTANGIBLE ASSETS AND GOODWILL

Intangible assets are recorded at cost, less accumulated amortization. Amortization of intangible assets is provided over their estimated useful lives (generally around 5 years) by the straight-line method. Goodwill is recorded net of accumulated amortization through December 31, 2001. In accordance with FASB Statement No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002, goodwill is no longer amortized, but is subject to periodic impairment tests. Intangible asset and goodwill balances, net of accumulated amortization, included in the Other Assets and Notes Receivable were as follows:

                                                                   WEIGHTED
                                                                 AVERAGE LIFE     ORIGINAL    ACCUMULATED    NET BOOK
               (IN THOUSANDS)                    SEGMENT            (YEARS)         COST      AMORTIZATION    VALUE
DECEMBER 31, 2002
Amortized intangible assets
  Trademarks / Noncompete agreements /         Processing              5         $    3,988     $  2,061     $  1,927
     customer lists and other acquired
     intangibles
  Customer lists                               Agriculture             5                 75           70            5
  Patents and other                            Various                12                179           73          106
                                                                                 ------------------------------------
                                                                                 $    4,242     $  2,204     $  2,038
                                                                                 ====================================

Intangible assets no longer subject to
     amortization
  Goodwill                                     Agriculture                       $      948     $    308     $    640
  Goodwill                                     Processing                               791          105          686
                                                                                 ------------------------------------
                                                                                 $    1,739     $    413     $  1,326
                                                                                 ====================================

DECEMBER 31, 2001
Amortized intangible assets
  Trademarks / Noncompete agreements /         Processing              5         $    3,988     $  1,263     $  2,725
     customer lists and other acquired
     intangibles
  Customer lists                               Agriculture             5                 75           55           20
  Patents and other                            Various                12                149           67           82
                                                                                 ------------------------------------
                                                                                 $    4,212     $  1,385     $  2,827
                                                                                 ====================================

Amortization expense for each of 2002 and 2001 was $0.8 million. Amortization expense for 2000 was $0.5 million. Expected aggregate annual amortization is as follows: 2003 -- $0.8 million; 2004 -- $0.8 million; 2005 -- $0.3 million; and
negligible amounts for 2006 and thereafter. In 2001 and 2000, goodwill amortization of $0.1 million was included in net income ($0.2 million before tax).

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

The Company recognized impairment losses on long-term railcars of $0.3 million in both 2002 and 2001 in cost of sales. The railcar impairments were each recognized on cars nearing the end of their useful life, which carried low lease rates. Fair value was determined by calculating the net present value of the lease stream of the railcars and their salvage value. This charge was recorded by the Rail Group. The railcar impairments were determined during our annual impairment review of long-term railcar assets. The Company also recognized a $0.2 million impairment on an agricultural facility in 2002, which was included in operating, administrative and general expenses. The agricultural facility impairment was triggered by the receipt of a bona fide offer from a third-party for an idle facility, was recorded by the Agriculture Group, and was based on the amount of the third-party offer.

In addition, in 2001, the Company recorded a $1.2 million lower of cost or market adjustment for railcars classified as available for sale. Since railcars available for sale are held as current inventory, the adjustment was made to reduce the value of these cars to their then current market value, determined through a review of recent sales prices of similar railcars.

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

                    (in thousands, except for per share data)                              YEAR ENDED DECEMBER 31
                                                                                        2002          2001       2000
                                                                                    (AS RESTATED)
                                                                                    -----------------------------------
Net income reported                                                                   $  14,244     $ 8,857    $10,078
Deduct: Total stock-based employee compensation expense determined under fair
    value based method for all awards, net of related tax effects                          (316)       (318)      (363)
                                                                                    ----------------------------------
Pro forma net income                                                                  $  13,928     $ 8,539    $ 9,715
                                                                                    ==================================

Earnings per share:
    Basic - as reported                                                               $    1.96     $  1.22    $  1.34
                                                                                    ==================================
    Basic - pro forma                                                                 $    1.91     $  1.17    $  1.29
                                                                                    ==================================
    Diluted - as reported                                                             $    1.92     $  1.21    $  1.34
                                                                                    ==================================
    Diluted - pro forma                                                               $    1.87     $  1.17    $  1.29
                                                                                    ==================================

REVENUE RECOGNITION

Sales of products are recognized at the time title transfers to the customer, which is generally at the time of shipment or when the customer takes possession of goods in the retail stores. Under the Company's mark-to-market method for its grain operations, gross profit on grain sales is recognized when sales contracts are executed. Sales of grain are then recognized at the time of shipment when title to the grain transfers to the customer. Revenues from other grain merchandising activities are recognized as open grain contracts are marked-to-market or as services are provided. Revenues for all other services are recognized as the service is provided. Rental revenues on operating leases are recognized on a straight-line basis over the term of the lease. Sales of railcars to financial intermediaries on a non-recourse basis are recognized as revenue on the date of sale. Sales for these transactions totaled $0.1 million, $15.3 million and $3.8 million in 2002, 2001 and 2000, respectively.

Sales returns and allowances are provided for at the time sales are recorded. Shipping and handling costs are included in cost of sales. In all cases, revenues are recognized only if collectibility is reasonably assured.

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

The Company has financed the cost of certain railcar assets through a lease with a financial intermediary. The terms of this lease required the Company to capitalize the assets and record the net present value of the lease obligation on its balance sheet as a long-term borrowing. There was no gain or loss on this financing transaction. This obligation is included with the Company's long-term debt as described in Note 8 to the consolidated financial statements. The railcars under this lease are being depreciated to their residual value over the term of the lease. Details of this book value of the railcars are included in
Note 5 to the consolidated financial statements.

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

                                                              YEAR ENDED DECEMBER 31
       (in thousands, except for per share data)            2002       2001       2000
                                                          -----------------------------
Weighted average shares outstanding - basic                 7,283      7,281      7,507
Restricted shares and shares contingently issuable upon
    exercise of options                                       146         35         18
                                                          -----------------------------
Weighted average shares outstanding - diluted               7,429      7,316      7,525
                                                          =============================

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

The Emerging Issues Task Force of the FASB ("EITF") published EITF -00-21, "Accounting for Revenue Arrangements with Multiple Deliverables". This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. This Issue is effective for revenue arrangements entered into in the Company's 2003 third quarter and future periods. Management does not expect the impact of the statement to be material to its consolidated financial statements.

RECLASSIFICATIONS

Certain amounts in the 2001 and 2000 financial statements have been reclassified to conform to the 2002 presentation. These reclassifications had no effect on net income or shareholders' equity as previously presented.

4. INVENTORIES

Major classes of inventories are as follows:

                                                            DECEMBER 31
              (in thousands)                            2002          2001
                                                    -------------------------
Grain                                               $   156,742     $ 140,316
Agricultural fertilizer and supplies                     25,699        24,240
Lawn and garden fertilizer and corncob products          42,947        43,440
Railcar repair parts                                      1,455         1,401
Retail merchandise                                       29,076        28,539
Other                                                       356           355
                                                    -------------------------
                                                    $   256,275     $ 238,291
                                                    =========================

5. PROPERTY, PLANT AND EQUIPMENT AND RAILCAR ASSETS LEASED TO OTHERS

The components of property, plant and equipment and railcar assets leased to others are as follows:

                                                            DECEMBER 31
                (in thousands)                          2002           2001
                                                    -------------------------
Land                                                $    11,735     $  11,758
Land improvements and leasehold improvements             29,122        27,937
Buildings and storage facilities                         95,892        94,309
Machinery and equipment                                 121,911       119,460
Software                                                  4,771         3,714
Construction in progress                                  2,369         4,144
                                                    -------------------------
                                                        265,800       261,322
Less accumulated depreciation and amortization          172,861       166,321
                                                    -------------------------
                                                    $    92,939     $  95,001
                                                    =========================

Railcar assets leased to others                     $    32,144     $  30,585
Less accumulated depreciation                             5,745         4,483
                                                    -------------------------
                                                    $    26,399     $  26,102
                                                    =========================

On December 31, 2001, the Company entered into a sale-leaseback transaction with a financial institution; the Company accounts for its leaseback as a capital lease. These assets have a cost of $4.5 million and are included with other railcars above for both 2002 and 2001. Accumulated amortization for these assets was $0.3 million at December 31, 2002.

6. NONOPERATING GAINS

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

7. SHORT-TERM BORROWING ARRANGEMENTS

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

                                                                     DECEMBER 31
        (in thousands, except percentages)              2002            2001            2000
                                                    --------------------------------------------
Maximum amount borrowed                             $   139,200     $    130,400    $    113,800
Average daily amount borrowed                            92,534           91,014          89,798

Weighted average interest rate                             3.24%            5.10%           6.95%

8. LONG-TERM DEBT AND INTEREST RATE CONTRACTS

Long-term debt consists of the following:

                                                                                       DECEMBER 31
                     (in thousands, except percentages)                            2002           2001
                                                                                ------------------------
Note payable, 6.50%, payable $162 monthly, remainder due 2017                   $   17,758      $     --
Note payable, 6.95%, payable $317 quarterly, remainder due 2008                     16,147        17,415
Note payable, 7.00%, payable $316 quarterly beginning in 2004, due 2016             10,681        10,681

Note payable, variable rate (2.76% at December 31, 2002), payable $150 first and second quarters and $99 third and fourth quarters of 2003, with
   decreasing quarterly payments thereafter, due 2005                                6,787         7,750

Note payable under revolving line of credit                                             --        15,000
Notes payable, variable rate, due 2002                                                  --         1,657
Industrial development revenue bonds:
   Variable rate (1.68% at December 31, 2002), due 2019                              4,650         4,650
   Variable rate                                                                        --         1,944
   Variable rate (1.70% at December 31, 2002), due 2025                              3,100         3,100
Liabilities related to acquisition, discounted at 8.25%, due in variable
   quarterly installments through 2005                                               2,651         3,188
Debenture bonds, 5.50% to 8.50%, due 2003 through 2012                              27,628        31,250
Obligations under capital lease                                                      4,150         4,473
Other notes payable and bonds                                                          495           582
                                                                                ------------------------
                                                                                    94,047       101,690
Less current maturities                                                              9,775        10,374
                                                                                ------------------------
                                                                                $   84,272      $ 91,316
                                                                                ========================

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

INTEREST RATE                                      INITIAL NOTIONAL
   HEDGING          YEAR           YEAR OF           AMOUNT (IN                                                       INTEREST
  INSTRUMENT       ENTERED         MATURITY            MILLIONS)                        HEDGED ITEM                     RATE
------------------------------------------------------------------------------------------------------------------------------
Cap                  1999            2003                $19.4          Interest rate component of an operating         6.50%
                                                                          lease - not accounted for as a hedge
Cap                  2000            2005                $12.5          Interest rate component of a long-term note     7.66%
                                                                          payable - not accounted for as a hedge
Swap                 2001            2004                $14.6          Convert floating interest rate component of     3.27%
                                                                          an operating lease to a fixed rate
Corridor             2002            2006                $ 4.8          Interest rate component of a railcar debt       4.25% -
                                                                          financing                                     7.00%
Corridor             2002            2007                $ 4.3          Interest rate component of a railcar            4.25% -
                                                                          sale-leaseback transaction                    7.00%

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

9. INCOME TAXES

Income tax provision (benefit) consists of the following:

                                                           YEAR ENDED DECEMBER 31
                                                       2002          2001          2000
              (in thousands)                      (AS RESTATED)
                                                  ------------     --------     ----------
Current:
   Federal                                        $      3,606     $  3,311     $    2,219
   State and local                                         200          117           (175)
                                                  ----------------------------------------
                                                         3,806        3,428          2,044
                                                  ----------------------------------------
Deferred:
   Federal                                               1,288         (496)         1,935
   State and local                                         144          (43)           307
                                                  ----------------------------------------
                                                         1,432         (539)         2,242
                                                  ----------------------------------------
Total:
   Federal                                               4,894        2,815          4,154
   State and local                                         344           74            132
                                                  ----------------------------------------
                                                  $      5,238     $  2,889     $    4,286
                                                  ========================================

A reconciliation from the statutory U.S. federal tax rate to the effective tax rate follows:

                                                                       YEAR ENDED DECEMBER 31
                                                                    2002        2001        2000
                                                                    ----------------------------
Statutory U.S. federal tax rate                                     35.0%       35.0%       35.0%
Increase (decrease) in rate resulting from:
  Effect of  commissions  paid to foreign  sales  corporation  or
    excluded extraterritorial income                                (3.2)      (11.3)       (5.8)
  State and local income taxes, net of related federal taxes         1.4         0.4         0.6
  Other, net                                                        (0.5)        0.1          --
                                                                    ----------------------------
Effective tax rate                                                  32.7%       24.2%       29.8%
                                                                    ============================

Income taxes paid in 2002, 2001 and 2000 were $2.5 million, $4.3 million, and $3.3 million, respectively.

Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                              DECEMBER 31
                                                                          2002           2001
                                (in thousands)                        (AS RESTATED)
                                                                      ---------------------------
Deferred tax liabilities:
  Property, plant and equipment and railcar assets leased to others   $    (14,084)  $    (12,898)
  Prepaid employee benefits                                                 (3,857)        (2,949)
  Other                                                                       (344)          (202)
                                                                      ---------------------------
                                                                           (18,285)       (16,049)
                                                                      ---------------------------
Deferred tax assets:
  Employee benefits                                                          6,469          5,384
  Deferred income                                                            1,805          1,450
  Accounts and notes receivable                                              1,246          1,289
  Inventory                                                                    947          2,456
  Investments                                                                   13            353
  Other                                                                        348            433
                                                                      ---------------------------
                                                                            10,828         11,365
                                                                      ---------------------------
Net deferred tax liability                                            $     (7,457)  $     (4,684)
                                                                      ===========================

In 2002 the Company decreased a $1.9 million deferred tax asset related to its adoption of EITF Topic 0-96, as discussed in Note 1. This amount was included in the statement of income as a cumulative effect of a change in accounting principle.

In 2002 and 2001, the Company recorded deferred tax assets of $0.5 million and $0.1 million, respectively, related to the accounting for derivatives under Statement 133. The 2002 amount is included in other comprehensive income in the statement of shareholders' equity. The 2001 amount is included in the statement of income as a cumulative effect of change in accounting principle.

10. STOCK COMPENSATION PLANS

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

                                                            2002       2001       2000
                                                           -----------------------------
LONG TERM PERFORMANCE COMPENSATION PLAN
Risk free interest rate                                       4.42%      4.99%      6.36%
Dividend yield                                                2.60%      3.01%      2.91%
Volatility  factor of the  expected  market price of the
   Company's common shares                                    .300       .267       .276
Expected life for the options (in years)                      5.30       5.00       5.00

EMPLOYEE SHARE PURCHASE PLAN
Risk free interest rate                                       2.17%      5.32%      5.98%
Dividend yield                                                2.60%      3.01%      2.91%
Volatility  factor of the  expected  market price of the
   Company's common shares                                    .300       .267       .276
Expected life for the options (in years)                      1.00       1.00       1.00

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

                                                 LONG-TERM PERFORMANCE COMPENSATION PLAN
                                           2002                    2001                    2000
                                   ---------------------------------------------------------------------
                                               WEIGHTED                WEIGHTED                WEIGHTED
                                                AVERAGE                 AVERAGE                 AVERAGE
                                               EXERCISE                EXERCISE                EXERCISE
      (common shares in thousands)  SHARES      PRICE       SHARES      PRICE      SHARES      PRICE
                                   ---------------------------------------------------------------------
Outstanding at beginning of year      915      $    9.18      862      $    9.24      671      $    9.60
Granted                               171          10.00      224           8.63      229           8.25
Exercised                            (239)          9.14      (93)          8.83       --             --
Expired/forfeited                     (39)          9.12      (78)          8.68      (38)          9.59
                                   ------                  ------                  ------
Outstanding at end of year            808      $    9.37      915      $    9.18      862      $    9.24
                                   ======                  ======                  ======

                                                              2002       2001        2000
                                                           ---------   ---------   ---------
Weighted average fair value of options granted during
   year                                                    $    2.62   $    2.00   $    2.18
                                                           =================================

Options exercisable at end of year                               662         732         687
                                                           =================================
Weighted average exercise price of options exercisable
   at end of year                                          $    9.35   $    9.35   $    9.27
                                                           =================================

Options available for grant at December 31, 2002                 851
Price range of options at December 31, 2002                $8.25 to $12.38
Weighted average remaining contractual life (in years)          3.61

11. OTHER COMMITMENTS AND CONTINGENCIES

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

Lease income from operating leases to customers and rental expense for railcar leases were as follows:

                                                      YEAR ENDED DECEMBER 31
              (in thousands)                      2002          2001        2000
                                               ------------------------------------
Rental and service income - operating leases   $   11,521   $    9,896   $    9,497
                                               ====================================

Rental expense                                 $    5,007   $    4,387   $    4,778
                                               ====================================

Future minimum rentals and service income for all noncancelable railcar operating leases greater than one year are as follows:

                                         FUTURE RENTAL AND           FUTURE
                                         SERVICE INCOME -            MINIMUM
           (in thousands)                OPERATING LEASES        RENTAL EXPENSE
                                        ---------------------------------------
Year ended December 31
2003                                       $    10,936              $  6,795
2004                                             8,191                 5,630
2005                                             6,307                 3,803
2006                                             4,644                 2,808
2007                                             3,651                 2,362
Future years                                    12,162                 8,707
                                        ------------------------------------
                                           $    45,891              $ 30,105
                                        ====================================

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

12. EMPLOYEE BENEFIT PLAN OBLIGATIONS

The Company provides retirement benefits for substantially all of its employees under several defined benefit and defined contribution plans. The Company's expense for its defined contribution plans amounted to $1.4 million in each of 2002, 2001 and 2000. The Company also provides certain health insurance benefits to employees, including retirees.

Following are the details of the liability and funding status of the pension and postretirement benefit plans:


                                                     PENSION BENEFITS      POSTRETIREMENT BENEFITS
           (in thousands)                           2002         2001         2002         2001
                                                  ------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year           $ 26,959     $ 25,151     $ 18,950     $ 11,372
Service cost                                         2,265        1,884          721          610
Interest cost                                        1,891        1,560        1,601        1,224
Actuarial (gains)/losses                             4,040         (121)       7,011        6,493
Plan amendment                                          --           --       (8,658)          --
Participant contributions                               --           --          120           73
Benefits paid                                       (1,551)      (1,515)        (862)        (822)
                                                  -----------------------------------------------
Benefit obligation at end of year                   33,604       26,959       18,883       18,950
                                                  -----------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year      24,480       26,117           --           --
Actual losses on plan assets                        (3,310)      (1,671)          --           --
Company contributions                                4,506        1,549          742          749
Participant contributions                               --           --          120           73
Benefits paid                                       (1,551)      (1,515)        (862)        (822)
                                                  -----------------------------------------------
Fair value of plan assets at end of year            24,125       24,480           --           --
                                                  -----------------------------------------------

Funded (underfunded) status of plans at
end of year                                         (9,479)      (2,479)     (18,883)     (18,950)
Unrecognized net actuarial loss                     14,670        5,369       16,063        9,825
Unrecognized prior service cost                         89          115       (7,216)          --
Unrecognized net transition obligation                  --           --           --        1,217
                                                  -----------------------------------------------
Prepaid (accrued) benefit cost                    $  5,280     $  3,005     $(10,036)    $ (7,908)
                                                  ===============================================

Effective October 1, 2002, the Company amended its retiree health care plan to eliminate all retiree health care benefits for new employees hired after January 1, 2003. In addition, the Company has limited its premium contribution for future years to the rates in effect at December 31, 2002 plus a 3% inflation factor per year after that date. Finally, the Company raised its employee and retiree co-payments for all prescription drugs. The changes resulted in an $8.7 million reduction in the benefit obligation as measured at December 31, 2002.

Amounts recognized in the consolidated balance sheets at December 31 consist of:


                                        PENSION BENEFITS      POSTRETIREMENT BENEFITS
         (in thousands)                2002         2001         2002         2001
                                     ------------------------------------------------
Accrued expenses                     $   (548)    $ (1,243)    $     --     $     --
Pension asset                           5,828        4,248           --           --
Employee benefit plan obligations          --           --      (10,036)      (7,908)
                                     -----------------------------------------------
Net amount recognized                $  5,280     $  3,005     $(10,036)    $ (7,908)
                                     ===============================================

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

Amounts applicable to a Company defined benefit plan with accumulated benefit obligations in excess of plan assets are as follows:

      (in thousands)               2002      2001
                                  ----------------
Projected benefit obligation      $1,252    $  933
                                  ----------------
Accumulated benefit obligation    $  228    $  137
                                  ----------------

Following are components of the net periodic benefit cost for each year:

                                                     PENSION BENEFITS               POSTRETIREMENT BENEFITS
        (in thousands)                        2002         2001        2000       2002         2001       2000
                                             ------------------------------------------------------------------
Service cost                                 $ 2,265     $ 1,884     $ 2,062     $   721     $   610    $   434
Interest cost                                  1,891       1,560       1,625       1,601       1,224        766
Expected return on plan assets                (2,197)     (2,366)     (2,353)         --          --         --
Amortization of prior service cost                26          26          26        (122)         --         --
Recognized net actuarial loss                    246          25          73         587         420        157
Amortization of net transition obligation         --          --          --          83         111        111
                                             ------------------------------------------------------------------
Benefit cost                                 $ 2,231     $ 1,129     $ 1,433     $ 2,870     $ 2,365    $ 1,468
                                             ==================================================================

                                                 PENSION BENEFITS    POSTRETIREMENT BENEFITS
                                                  2002     2001           2002     2001
                                                 -------------------------------------------
WEIGHTED AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate                                     6.75%    7.25%          6.75%    7.25%
Expected return on plan assets                     9.0%     9.0%            --       --
Rate of compensation increases                     4.0%     4.0%            --       --
Health care cost trend rate                         --       --            7.5%     8.0%

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

The assumed health care cost trend rate has a significant effect on the amounts reported for postretirement benefits. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

                                                                            ONE-PERCENTAGE-POINT
                        (in thousands)                                INCREASE               DECREASE
                                                                      -------------------------------
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

13. FAIR VALUES OF FINANCIAL INSTRUMENTS

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

             (in thousands)                       CARRYING AMOUNT           FAIR VALUE
                                                  ------------------------------------
2002:
  Long-term notes payable                           $  47,237               $  49,242
  Debenture bonds                                      27,628                  27,863
                                                    ---------------------------------
                                                    $  74,865               $  77,105
                                                    =================================
2001:
  Long-term notes payable                           $  31,284               $  32,695
  Debenture bonds                                      31,250                  32,189
                                                    ---------------------------------
                                                    $  62,534               $  64,884
                                                    =================================

14. BUSINESS SEGMENTS

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

       2002 (AS RESTATED)               AGRICULTURE   PROCESSING        RAIL         RETAIL          OTHER        TOTAL
--------------------------------------------------------------------------------------------------------------------------
REVENUES FROM EXTERNAL CUSTOMERS (c)    $  762,268    $  114,315     $   18,747    $  181,197            --     $1,076,527
INTER-SEGMENT SALES                          8,330         1,216            877            --            --         10,423
OTHER INCOME (NET)                           1,340           501             41           685           872          3,439
GAIN ON INSURANCE SETTLEMENT                    --            --             --            --           302            302
INTEREST EXPENSE (INCOME) (a)                5,772         2,333          1,068         1,546          (907)         9,812
OPERATING INCOME (LOSS) (c)                 15,154        (1,322)         1,563         4,003        (3,396)        16,002
IDENTIFIABLE ASSETS                        263,651        85,140         35,378        57,046        28,003        469,218
CAPITAL EXPENDITURES                         5,760           832            199         1,694         1,349          9,834
RAILCAR EXPENDITURES                            --            --          8,203            --            --          8,203
DEPRECIATION AND AMORTIZATION                5,950         2,263          2,525         2,415         1,161         14,314

          2001                      AGRICULTURE  PROCESSING      RAIL         RETAIL         OTHER        TOTAL
-----------------------------------------------------------------------------------------------------------------
Revenues from external customers    $ 658,524    $ 112,827     $  31,061     $ 177,949           --     $ 980,361
Inter-segment sales                     5,645        1,212           930            --           --         7,787
Other income (net)                      1,196          300           248           618        1,141         3,503
Gain on insurance settlement              338           --            --            --           --           338
Interest expense (income) (a)           6,179        3,428         1,846         1,900       (1,783)       11,570
Operating income (loss)                19,765       (7,654)         (349)        1,868       (1,699)       11,931
Identifiable assets                   244,289       84,709        45,037        57,289       27,000       458,324
Capital expenditures                    5,845        1,549           166           907          688         9,155
Railcar expenditures                       --           --        21,790            --           --        21,790
Depreciation and amortization           6,399        2,341         2,432         2,426          666        14,264

                2000               AGRICULTURE   PROCESSING      RAIL        RETAIL        OTHER         TOTAL
----------------------------------------------------------------------------------------------------------------
Revenues from external customers    $ 645,793    $ 107,434     $  18,972    $ 183,817    $   2,489     $ 958,505
Inter-segment sales                     5,896        1,280         1,029           --           --         8,205
Other income (net)                      1,204          358           233          611        1,583         3,989
Gain on sale of business                   --           --            --           --          992           992
Gain on insurance settlement            2,088           --            --           --           --         2,088
Interest expense (income) (a)           6,186        3,424         1,748        1,706       (1,235)       11,829
Operating income (loss)                14,301       (3,470)        1,003        3,246         (716)       14,364
Identifiable assets                   218,084       87,092        43,213       60,178       34,398       442,965
Capital expenditures (b)                9,648        9,276            72        1,484          488        20,968
Railcar expenditures                       --           --        16,245           --           --        16,245
Depreciation and amortization           6,223        2,032         1,417        2,755          692        13,119

(a) The interest income reported in the Other segment includes net interest income at the corporate level. These amounts result from a rate differential between the interest rate on which interest is allocated to the operating segments and the actual rate at which borrowings are made.

(b) Capital expenditures in 2000 include assets purchased in exchange for long-term liabilities.

 (c) The Company restated the 2002 segment information to reflect the adoption of EITF Topic D-96. The following table presents the impact of the restatement adjustments on the Company's sales and merchandising revenues and identifiable assets. See also Note 1. The adjustment to sales and merchandising revenues resulted from reclassifying the current period impact of the marketing agreement on gross profit to sales and merchandising revenues rather than cost of sales as originally presented.

                                                                            YEAR ENDED DECEMBER 31, 2002
          CAPTION                       SEGMENT           AS PREVIOUSLY REPORTED    ADJUSTMENTS              AS RESTATED
                                                          --------------------------------------------------------------
Sales and merchandising revenues      Agriculture                $ 761,575            $    693                $ 762,268
Operating income                      Agriculture                   18,986              (3,832)                  15,154

                                                                               AS OF DECEMBER 31, 2002
                                                          AS PREVIOUSLY REPORTED       ADJUSTMENTS            AS RESTATED
                                                          ---------------------------------------------------------------
Identifiable assets                   Other                         28,600                (597)                  28,003

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

(1)  Audit Committee
(2)  Compensation Committee
(3)  Governance/Nominating Committee

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

                                       58