Form 10-K/A, Exhibit 13
period 2002-12-31
ANDERSONS INC
filed 2003-12-03
CIK 821026

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

                                                            DECEMBER 31, 2002
                                               AS PREVIOUSLY
               BALANCE SHEET CAPTION              REPORTED    ADJUSTMENTS    AS RESTATED
                                               -----------------------------------------
Current deferred income tax asset               $    3,491     $     (597)   $    2,894
Customer prepayments and deferred income            21,970         (1,522)       20,448
Retained earnings                                   51,540            925        52,465

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

                                                           DECEMBER 31, 2002
                                             AS PREVIOUSLY
         BALANCE SHEET CAPTION                  REPORTED     ADJUSTMENTS   AS RESTATED
                                             -----------------------------------------
Current deferred income tax asset              $   3,491       $  (597)     $   2,894
Customer prepayments and deferred income          21,970        (1,522)        20,448
Retained earnings                                 51,540           925         52,465

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